As filed with the Securities and Exchange Commission on September 28, 2011.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

F.N.B. CORPORATION

(Exact name of registrant as specified in its charter)

Florida	6021	25-1255406
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

One F.N.B. Boulevard

Hermitage, Pennsylvania 16148

(724) 981-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Stephen J. Gurgovits

Chief Executive Officer

F.N.B. Corporation

One F.N.B. Boulevard

Hermitage, Pennsylvania 16148

(724) 981-6000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gary R. Walker, Esq.	Gerald F. Heupel, Jr., Esq.
Reed Smith LLP	Elias, Matz, Tiernan & Herrick L.L.P.
Reed Smith Centre	The Walker Building, 11th Floor
225 Fifth Avenue	734 15th Street, N.W.
Pittsburgh, PA 15222	Washington, DC 20005
Telephone: 412-288-3131	Telephone: 202-347-0300
Fax: 412-288-3063	Fax: 202-347-2172

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon the effective date of the merger of Parkvale Financial Corporation with and into the Registrant.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒		Accelerated filer	☐
Non-accelerated filer ☐	(Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common stock, $0.01 par value	13,629,000	Not applicable	$108,928,736.81	$12,646.63

(1)	The maximum number of shares of F.N.B. Corporation common stock estimated to be issuable upon the completion of the proposed merger of Parkvale Financial Corporation with and into F.N.B. Corporation. This number is based on the number of shares of Parkvale Financial Corporation common stock estimated to be outstanding, or reserved for issuance under various plans and in connection with various convertible securities, as of immediately prior to completion of the merger, and the exchange of each such share of Parkvale Financial Corporation common stock for 2.178 shares of F.N.B. Corporation common stock pursuant to the Agreement and Plan of Merger, dated as of June 15, 2011, by and between F.N.B. Corporation and Parkvale Financial Corporation.
(2)	Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act and computed pursuant to Rule 457(f)(1) and 457(c) under the Securities Act. Pursuant to Rule 457(f)(1) under the Securities Act, the proposed maximum aggregate offering price of the registrant’s shares of common stock was calculated in accordance with Rule 457(c) under the Securities Act based upon the market value of the shares of common stock of Parkvale Financial Corporation to be cancelled and exchanged for the registrant’s shares of common stock in connection with the proposed merger as follows: the product of (i) 6,257,575, the maximum possible number of shares of common stock of Parkvale Financial Corporation which may be cancelled and exchanged in the proposed merger and (ii) $17.4075, the average of the high and low prices for the shares of common stock of Parkvale Financial Corporation reported on the NASDAQ Global Select Market on September 22, 2011.
(3)	Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $116.10 per $1,000,000 of the proposed maximum offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. F.N.B. Corporation may not issue the shares of its common stock to be issued in connection with the merger described in this proxy statement/prospectus until the registration statement it filed with the Securities and Exchange Commission becomes effective. This proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY — SUBJECT TO COMPLETION, DATED SEPTEMBER 28, 2011

MERGER PROPOSAL — YOUR VOTE IS VERY IMPORTANT

October [    ], 2011

To the holders of common stock of Parkvale Financial Corporation:

You are cordially invited to attend the special meeting of shareholders of Parkvale Financial Corporation. The meeting will be held at the Parkvale Bank Building, 4220 William Penn Highway, Monroeville, Pennsylvania, on Thursday, December 15, 2011 at 10:00 a.m., local time.

At the special meeting, you will be asked to consider the merger of Parkvale Financial Corporation (“PFC”) with and into F.N.B. Corporation (“FNB”) pursuant to an Agreement and Plan of Merger, dated as of June 15, 2011, by and between PFC and FNB (the “merger agreement”). Upon completion of the merger contemplated by the merger agreement, you will be entitled to receive 2.178 shares of FNB common stock for each share of common stock of PFC that you own immediately prior to the merger. FNB common stock is quoted on the New York Stock Exchange under the symbol “FNB.” PFC common stock is quoted on the NASDAQ Global Select Market under the symbol “PVSA.”

The merger cannot be completed unless shareholders of PFC approve the merger agreement. We have scheduled a special meeting so you can vote to approve the merger agreement. Shareholders are also being asked to approve, on a non-binding, advisory basis, the compensation that will or may be payable to the named executive officers of PFC upon consummation of the merger. You will also be asked to approve the authorization of the Board of Directors to adjourn the special meeting to a later date, if necessary, to solicit additional proxies in favor of approval of the merger agreement.

After careful consideration, our Board of Directors has declared unanimously that the merger agreement and the transactions contemplated thereby are advisable. Our Board of Directors recommends that you vote “FOR” the adoption of the merger agreement, “FOR” approval of the advisory, non-binding resolution on compensation to our named executive officers and “FOR” the approval of the adjournment, postponement or continuation of the special meeting, if necessary, to solicit additional proxies in favor of the adoption of the merger agreement.

For more information about the merger agreement, please read the attached proxy statement/prospectus in its entirety. We encourage you to read it carefully and to pay particular attention to the Risk Factors section that begins on page 26. This proxy statement/prospectus also constitutes FNB’s prospectus for the common stock it will issue in connection with the merger. You may obtain additional information about PFC and FNB from documents both companies have filed with the Securities and Exchange Commission.

Whether or not you plan to attend the special meeting, please vote as soon as possible to ensure that your shares are represented. Instructions on how to vote appear on the enclosed proxy card.

If you have any questions or need assistance voting your shares, please contact Regan & Associates, Inc., a firm that is helping us solicit proxies, toll-free at (800) 737-3426.

Thank you in advance for your consideration of this matter.

Very truly yours,

Robert J. McCarthy, Jr.

President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the FNB common stock to be issued pursuant to this proxy statement/prospectus or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

Shares of FNB common stock are not savings or deposit accounts or other obligations of any bank or savings association, and the shares of FNB common stock are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this proxy statement/prospectus is October [    ], 2011, and we are first mailing or otherwise delivering it to our shareholders on or about October [    ], 2011.

PARKVALE FINANCIAL CORPORATION

PARKVALE BANK BUILDING

4220 WILLIAM PENN HIGHWAY

MONROEVILLE, PENNSYLVANIA 15146

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held on December 15, 2011

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Parkvale Financial Corporation will be held on Thursday, December 15, 2011, at the Parkvale Bank Building, located at 4220 William Penn Highway, Monroeville, Pennsylvania at 10:00 a.m., local time, for the following purposes:

1. to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of June 15, 2011, between F.N.B. Corporation and Parkvale Financial Corporation, as described in the accompanying materials;

2. to consider and vote upon an advisory (non-binding) proposal to approve the golden parachute compensation payable to the named executive officers of Parkvale Financial Corporation in connection with the merger;

3. to consider and vote upon a proposal to grant our board of directors discretionary authority to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Parkvale Financial Corporation special meeting to approve and adopt the merger agreement; and

4. to transact such other business as may properly come before the Parkvale Financial Corporation special meeting or any adjournment or postponement of the special meeting.

The board of directors has fixed the close of business on October 20, 2011 as the record date for the determination of Parkvale Financial Corporation shareholders entitled to notice of and to vote at the special meeting. Only holders of our common stock of record at the close of business on that date will be entitled to notice of and to vote at the special meeting or any adjournment or postponement of the special meeting.

We encourage you to read the entire proxy statement/prospectus which is attached, particularly the “Risk Factors” section that begins on page 26.

Our board of directors has determined that the merger agreement is in the best interests of Parkvale Financial Corporation and its shareholders and unanimously recommends that you vote “FOR” approval of the merger agreement, “FOR” approval of the advisory (non-binding) resolution approving the golden parachute compensation payable to our named executive officers in connection with the merger, and “FOR” approval of the proposal granting our board of directors discretionary authority to adjourn the special meeting, if necessary.

Your vote is very important. Whether or not you plan to attend the special meeting, please promptly complete, sign, date and return your proxy card in the enclosed envelope.

By Order of the Board of Directors

Deborah M. Cardillo

Corporate Secretary

Monroeville, Pennsylvania

October [    ], 2011

REFERENCE TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about FNB and PFC from documents filed with or furnished to the U.S. Securities and Exchange Commission, or SEC that are not included in or delivered with this proxy statement/prospectus.

You can obtain any of the documents filed with or furnished to the SEC by FNB or PFC, as the case may be, at no cost from the SEC’s website at http://www.sec.gov. You may also request copies of these documents, including documents incorporated by reference in this proxy statement/prospectus, at no cost, by contacting either FNB or PFC, as the case may be, at the following addresses:

F.N.B. CORPORATION	PARKVALE FINANCIAL CORPORATION

One F.N.B. Boulevard Hermitage, Pennsylvania 16148 Attention: David B. Mogle, Corporate Secretary Telephone: (724) 983-3431	Parkvale Bank Building 4220 William Penn Highway Monroeville, Pennsylvania 15146 Attention: Gilbert A. Riazzi, Vice President & Chief Financial Officer Telephone: (412) 373-4804

In addition, if you have questions about the merger or the PFC special meeting, need additional copies of this document or need to obtain proxy cards or other information related to the proxy solicitation, you may contact Regan & Associates, Inc., PFC’s proxy solicitor, at the following address and telephone number:

Regan & Associates, Inc.

505 Eighth Avenue, Suite 800

New York, NY 10018

(800) 737-3426

You will not be charged for any of these documents that you request. In order to receive timely delivery of the documents in advance of the PFC special meeting, you should make your request to FNB or PFC, as the case may be, no later than December 8, 2011, or five trading days prior to the PFC special meeting.

See “Where You Can Find More Information” on page 112 of this proxy statement/prospectus for more details.

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ii

QUESTIONS AND ANSWERS ABOUT THE MERGER AND OUR SPECIAL MEETING

Q.	Why am I receiving this document?

A.	FNB and PFC have agreed to combine under the terms of a merger agreement that is described in this proxy statement/prospectus. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A. In order to complete the merger, PFC shareholders must vote to adopt the merger agreement and approve the merger. PFC will hold a special meeting of its shareholders to obtain this approval. This proxy statement/prospectus contains important information about the merger, the merger agreement, the special meeting of PFC shareholders and other related matters, and you should read it carefully. The enclosed voting materials for the special meeting allow you to vote your shares of PFC common stock without attending the special meeting.

We are delivering this proxy statement/prospectus to you as both a proxy statement of PFC and a prospectus of FNB. It is a proxy statement because the board of directors of PFC is soliciting proxies from PFC shareholders to vote on the approval of the merger agreement at a special meeting of shareholders, and your proxy will be used at the special meeting or at any adjournment or postponement of the special meeting. It is a prospectus because FNB will issue its common stock to PFC shareholders as consideration for their shares of PFC common stock in connection with completion of the merger, and this prospectus also contains information about FNB common stock.

Q.	What items of business will we ask our shareholders to consider at our special meeting?

A.	At our special meeting, we will ask our shareholders to vote in favor of adoption of the merger agreement providing for our merger with and into FNB. We sometimes refer to this proposal as the “merger proposal” in this proxy statement/prospectus. In addition, our shareholders will be asked to cast an advisory (non-binding) vote on the “golden parachute” compensation payable to the named executive officers of PFC in connection with the merger. We sometimes refer to this proposal as the “golden parachute proposal” in this proxy statement/prospectus. Lastly, we will ask our shareholders to vote in favor of a proposal to adjourn our special meeting, if necessary, to solicit additional proxies if we have not received sufficient votes to adopt the merger agreement at the time of our special meeting. We sometimes refer to this proposal as the “adjournment proposal” in this proxy statement/prospectus.

Q.	What will I receive in exchange for my PFC shares if the merger is completed?

A.	Upon completion of the merger, you will have the right to receive 2.178 shares of FNB common stock in exchange for each share of our common stock. FNB will pay cash in lieu of issuing fractional shares of FNB common stock.

Q.	What does our board of directors recommend?

A.	Our board of directors has unanimously determined that the merger is fair to you and in your and our best interests and unanimously recommends that you vote FOR adoption of the merger agreement, FOR approval, on an advisory (non-binding) basis, of the golden parachute proposal and FOR approval of the adjournment proposal.

In making this determination, our board of directors considered the opinion of Keefe, Bruyette & Woods, Inc., or KBW, our independent financial advisor, as to the fairness, from a financial point of view, of the FNB shares you will receive pursuant to the merger agreement. Our board of directors also reviewed and evaluated the terms and conditions of the merger agreement and the merger with the assistance of our independent legal counsel.

Q.	What was the opinion of our financial advisor?

A.	KBW presented an opinion to our board of directors to the effect that, as of June 15, 2011, and based upon the assumptions KBW made, the matters it considered and the limitations on its review as set forth in its opinion, the merger consideration provided for in the merger agreement is fair to you from a financial point of view.

Q.	When do you expect to complete the merger?

A.	We anticipate that it is more probable than not we will obtain all necessary regulatory approvals, and be able to consummate the merger, in early January 2012. However, we cannot assure you when or if the merger will occur. We must first obtain the requisite approval of our shareholders at our special meeting and we and FNB must obtain the requisite regulatory approvals to complete the merger.

Q.	What happens if the merger is not completed?

A.	If the merger is not completed, holders of PFC common stock will not receive any consideration for their shares in connection with the merger. Instead, PFC will remain an independent public company and its common stock will continue to be listed and traded on The NASDAQ Global Select Market, which is referred to as NASDAQ.

Q.	Why am I being asked to cast an advisory (non-binding) vote to approve the golden parachute compensation payable to certain PFC officers in connection with the merger?

A.	The Securities and Exchange Commission, in accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, recently adopted rules that require PFC to seek an advisory (non-binding) vote with respect to certain payments that will or may be made to PFC’s named executive officers in connection with the merger.

Q.	What will happen if PFC shareholders do not approve the golden parachute compensation at the special meeting?

A.	Approval of the golden parachute compensation payable in connection with the merger is not a condition to completion of the merger. The vote with respect to the golden parachute compensation is an advisory vote and will not be binding on PFC (or the combined company that results from the merger) regardless of whether the merger agreement is approved. Accordingly, as the compensation to be paid to the PFC executives in connection with the merger is contractual, such compensation will or may be payable if the merger is completed regardless of the outcome of the advisory vote.

Q.	When and where is the PFC special meeting?

A.	The PFC special meeting will be held at the Parkvale Bank Building, 4220 William Penn Highway, Monroeville, Pennsylvania 15146 on Thursday, December 15, 2011 at 10:00 a.m., local time.

Q.	Who can vote at the PFC special meeting?

A.	Holders of PFC common stock as of the close of business on October 20, 2011, which is referred to as the record date, are entitled to vote at the PFC special meeting. Beneficial owners of shares of PFC common stock as of the record date should receive instructions from their bank, broker or nominee describing how to vote their shares.

We anticipate that holders of PFC’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A, or the PFC Preferred Stock, which was issued to the U.S. Department of the Treasury, or the U.S. Treasury, under the Capital Purchase Program of the Troubled Asset Relief Program, which is referred to as the TARP, will not have the right to vote on the merger and the merger agreement. According to the terms of the PFC Preferred Stock, the holder of such stock does not have the right to vote on the merger and the merger agreement as long as the shares of PFC Preferred Stock are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and such preference securities have rights, preferences, privileges and voting powers, and limitations and restrictions thereof, which, taken as a whole, are not materially less favorable than the rights, preferences, privileges and voting powers, and limitations and restrictions thereof, of the PFC Preferred Stock immediately prior to the completion of the merger, taken as a whole.

Q.	What is the quorum requirement for the PFC special meeting?

A.	The presence, in person or by properly executed proxy, of the holders of at least a majority of our outstanding shares of common stock on the record date is necessary to constitute a quorum at our special meeting. All shares of PFC common stock that are present in person or by proxy, including abstentions and broker non-votes, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the PFC special meeting.

Q.	What vote is required to approve each proposal at the PFC special meeting?

A.	Approval of each proposal requires the affirmative vote of a majority of the votes cast by all of our shareholders entitled to vote thereon at a shareholders’ meeting at which a quorum is present. We do not anticipate that a vote by the U.S. Treasury, as the sole holder of the PFC Preferred Stock, will be required to approve the merger.

Q.	Why is my vote important?

A.	Under the Pennsylvania Business Corporation Law, or the PBCL, and our articles of incorporation, adoption of the merger agreement and approval of the golden parachute proposal and the adjournment proposal require the affirmative vote of a majority of the votes cast by all of the shareholders of PFC entitled to vote thereon at a shareholders’ meeting at which a quorum is present.

Q.	What do I need to do now?

A.	You should first carefully read this proxy statement/prospectus, including the appendices and the documents FNB and PFC incorporate by reference in this proxy statement/prospectus. See “Where You Can Find More Information” in this proxy statement/prospectus. After you have decided how you wish to vote your shares, please vote by submitting your proxy using one of the methods described below.

Q.	How do I vote my shares?

A.	If you are a shareholder of record on October 20, 2011, you may have your shares of PFC common stock voted on the matters presented at the special meeting in any of the following ways:

•	by proxy — shareholders of record may vote by proxy by signing, dating and returning the enclosed proxy card in the accompanying prepaid reply envelope; or

•	in person — you may attend the special meeting and cast your vote there.

If you are a beneficial owner, please refer to the instructions provided by your bank, brokerage firm or other nominee regarding how to vote your shares. Please note that if you are a beneficial owner and wish to vote in person at the special meeting, you must provide a legal proxy from your bank, brokerage firm or other nominee at the special meeting.

Q.	What does it mean if I get more than one proxy card?

A.	It means you have multiple accounts at the transfer agent and/or with brokers. Please sign and return all proxy cards to ensure that all of your shares are voted.

Q.	What if I do not specify how I want to vote my shares on my proxy card?

A.	If you submit a signed proxy card but do not indicate how you want your shares voted, the persons named in the proxy card will vote your shares:

•	FOR adoption of the merger agreement;

•	FOR approval on an advisory (non-binding) basis of the golden parachute compensation payable to our named executive officers in connection with the merger; and

•	FOR approval of the adjournment of our special meeting, if necessary.

Our board of directors does not currently intend to bring any other proposals before our special meeting. If other proposals requiring a vote of shareholders properly come before our special meeting, the persons named in the enclosed proxy card will vote the shares they represent on any such other proposal in accordance with their judgment.

Q.	If my shares of PFC common stock are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee vote my shares for me?

A.	You should instruct your bank, broker or other nominee to vote your shares of PFC common stock. If you do not instruct your bank, broker or other nominee, your bank, broker or other nominee will not be able to vote your shares. Please check with your bank, broker or other nominee and follow the voting procedures your bank, broker or other nominee provides.

Under the rules of the New York Stock Exchange, or NYSE, banks, brokers and other nominees may not vote shares of our common stock that they hold of record for a beneficial owner either for or against adoption of the merger agreement, approval on an advisory (non-binding) basis of golden parachute compensation payable to our named executive officers in connection with the merger, or approval of the adjournment proposal without specific instructions from the beneficial owner of those shares. Therefore, if a bank, broker or other nominee holds your shares you must give your bank, broker, or other nominee instructions on how to vote your shares. Abstentions, if any, and broker non-votes, if any, are counted as present for the purpose of determining whether a quorum is present. Once a quorum for a meeting is established, abstentions and broker non-votes will not be counted in the voting results and will have no effect on the outcome of the proposals to adopt the merger agreement, approve on an advisory (non-binding) basis the golden parachute compensation payable to PFC’s named executive officers, and approve adjournment of the special meeting.

Q.	What if I fail to instruct my bank, broker or other nominee how to vote?

A.	Your bank, broker or other nominee may not vote your shares without instructions from you. You should follow the instructions you will receive from your bank, broker or other nominee and instruct your bank, broker or other nominee how you want to vote your shares.

Q.	May I change my vote after I have voted?

A.	Yes. You may revoke your proxy at any time before we take the vote at our special meeting by:

•	submitting a properly executed, later dated proxy by mail prior to the voting of your earlier proxy at our special meeting;

•	submitting written notice of revocation to our corporate secretary prior to the voting of that proxy at our special meeting; or

•	voting in person at our special meeting.

However, simply attending our special meeting without voting will not revoke any proxy you previously submitted.

If you hold your shares in street name (that is, in the name of a bank, broker, nominee or other holder of record), you should follow the instructions of the bank, broker, nominee or other holder of record regarding the revocation of proxies.

Q.	How do I vote the shares of common stock that I hold through the Parkvale Financial Corporation Employee Stock Ownership Plan?

A.

If you are a participant in the Parkvale Financial Corporation Employee Stock Ownership Plan, or the ESOP, you should follow the voting procedures provided to you by the trustee of the ESOP. The trustee will vote your shares according to your instructions. The trustee otherwise will not vote shares of PFC common stock held in the ESOP for which no instructions have been received, unless the trustee determines that compliance with the Employee Retirement Income Security Act of 1974, as amended, the trustee’s fiduciary duties or the Employer ESOP Voting Policy requires the trustee to vote those shares.

Q.	Should I send my stock certificates now?

A.	No. Holders of our common stock should not submit their stock for exchange until they receive the transmittal instructions from the Exchange Agent.

Q.	What if I oppose the merger?

A.	If you are a shareholder who objects to the merger, you may vote against adoption of the merger agreement. However, under Pennsylvania law, you will not be entitled to dissenters’ appraisal rights. See “Risk Factors Relating to the Merger — Risk Specifically Related to the Merger — PFC shareholders do not have dissenters’ appraisal rights in the merger” on page 29.

Q.	Who can answer my questions?

A.	If you have additional questions about the merger or would like additional copies of this proxy statement/prospectus, please call Gilbert A. Riazzi, our Vice President and Chief Financial Officer, at (412) 373-4804, or call Regan & Associates, Inc., the proxy soliciting firm we have retained, at (800) 737-3426.

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. While this summary describes the material aspects of the merger, you should consider in your evaluation of the merger agreement and the proposed merger that this summary does not contain all of the information that may be important to you. We encourage you to read this entire proxy statement/prospectus and its appendices carefully in order to understand the merger fully. See “Where You Can Find More Information” on page 112. In this summary, we have included page references to direct you to a more detailed description of the matters this summary describes.

Unless the context otherwise requires, throughout this proxy statement/prospectus, “we,” “us,” “our” or “PFC” refers to Parkvale Financial Corporation, “PFC Bank” refers to Parkvale Savings Bank, “FNB” refers to F.N.B. Corporation, “FNB Bank” refers to First National Bank of Pennsylvania and “you” refers to the common shareholders of PFC. Also, we refer to the merger between PFC and FNB as the “merger,” and the Agreement and Plan of Merger dated as of June 15, 2011 between PFC and FNB as the “merger agreement.”

PFC provided the information contained in this proxy statement/prospectus with respect to PFC, and FNB provided the information in this proxy statement/prospectus with respect to FNB.

This proxy statement/prospectus, including information included or incorporated by reference in this proxy statement/prospectus, contains a number of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, earnings outlook, business and prospects of FNB and us, and the potential combined company, as well as statements applicable to the period following the completion of the merger. You can find many of these statements by looking for words such as “plan,” “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “potential,” “possible” or other similar expressions.

These forward-looking statements involve certain risks and uncertainties. The ability of either FNB or us to predict results or the actual effects of our plans and strategies, particularly after the merger, is inherently uncertain. Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed in or implied by these forward-looking statements. See “Cautionary Statement Regarding Forward-looking Statements” on page 38.

The Parties to the Merger

FNB and FNB Bank (Page 40)

FNB is a diversified financial services company headquartered in Hermitage, Pennsylvania that had $9.9 billion in assets as of June 30, 2011. FNB is a leading provider of commercial and retail banking, leasing, wealth management, insurance, merchant banking and consumer finance services in Pennsylvania and eastern Ohio. As of June 30, 2011, FNB Bank had 235 community banking offices in Pennsylvania and eastern Ohio. FNB also maintains eight insurance agency locations. Regency Finance, FNB’s consumer finance subsidiary, has 22 offices in Pennsylvania, 19 offices in Tennessee, 16 offices in Ohio and 7 offices in Kentucky. Another FNB subsidiary, First National Trust Company, has approximately $2.4 billion of assets under management. F.N.B. Capital Corporation offers financing options for small- to medium-sized businesses that need financial assistance beyond the parameters of typical commercial bank lending products.

The address of the principal executive offices of FNB and FNB Bank is One F.N.B. Boulevard, Hermitage, Pennsylvania 16148. FNB’s telephone number is (724) 981-6000 and FNB’s website address is www.fnbcorporation.com. The information on FNB’s website is not part of this proxy statement/prospectus.

PFC and PFC Bank (Page 41)

PFC is a unitary savings and loan holding company headquartered in Monroeville, Pennsylvania. PFC is the parent holding company for PFC Bank, which conducts business in the greater tri-state area through 47 full-service offices, with 40 offices in Allegheny, Beaver, Butler, Fayette, Washington and Westmoreland Counties of Pennsylvania, two branches in West Virginia and five branches in Ohio. With total assets of $1.8 billion at June 30, 2011, PFC was the eighth largest financial institution headquartered in the Pittsburgh metropolitan area and the eighth largest financial institution in western Pennsylvania.

The address and headquarters office of PFC and PFC Bank is 4220 William Penn Highway, Monroeville, Pennsylvania 15146. PFC’s telephone number is (412) 373-7200, and PFC’s website address is www.parkvale.com. The information on PFC’s website is not part of this proxy statement/prospectus.

Our Special Meeting

This section contains information for our shareholders about the special meeting of shareholders we have called to consider adoption of the merger agreement and related matters.

General (Page 42)

We have mailed this proxy statement/prospectus and the enclosed form of proxy to you for use at our special meeting and any adjournment or postponement of our special meeting.

When and Where We Will Hold Our Special Meeting (Page 42)

We will hold our special meeting on Thursday, December 15, 2011, at 10:00 a.m., local time, at the Parkvale Bank Building, 4220 William Penn Highway, Monroeville, Pennsylvania 15146, subject to any adjournment or postponement of our special meeting.

The Matters Our Shareholders Will Consider (Page 42)

The purpose of our special meeting is to consider and vote upon:

•	Proposal 1 — A proposal to adopt the merger agreement between FNB and us;

•	Proposal 2 — An advisory (non-binding) proposal to approve the golden parachute compensation payable to the named executive offers of PFC in connection with the merger;

•

Proposal 3 — A proposal to grant discretionary authority to our board of directors to adjourn our special meeting if necessary to permit us to solicit additional proxies from our shareholders in the event a quorum is present at our special meeting but there are insufficient votes to adopt the merger agreement; and

•	Such other business as may properly come before our special meeting and any adjournment or postponement of our special meeting.

Our shareholders must approve Proposal 1 for the merger to occur. If our shareholders fail to approve this proposal, the merger will not occur.

As of the date of this proxy statement/prospectus, our board of directors is not aware of any other matter, other than those set forth above, that a shareholder may present for action at our special meeting. If a shareholder properly presents another matter, the proxies will vote in accordance with their judgment with respect to any such other matter.

Record Date; Shares Outstanding and Entitled to Vote (Page 42)

Our board of directors has fixed the close of business on October 20, 2011 as the record date for the determination of holders of our common stock entitled to notice of, and to vote at, our special meeting and any adjournment or postponement of our special meeting.

On the record date, we had 5,582,846 issued and outstanding shares of common stock entitled to vote at our special meeting, held by approximately [            ] holders of record. Each holder is entitled to cast one vote for each share of our common stock held on all matters that are properly submitted to our shareholders at our special meeting.

Quorum (Page 43)

The presence, in person or by properly executed proxy, of the holders of at least a majority of our outstanding shares of common stock on the record date is necessary to constitute a quorum at our special meeting. All shares of PFC common stock that are present in person or by proxy, including abstentions and broker non-votes, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the PFC special meeting. A quorum must be present in order for the votes on adoption of the merger agreement, approval on an advisory (non-binding) basis of golden parachute compensation payable to our named executive officers in connection with the merger, and the adjournment proposal to occur.

Based on the number of shares of our common stock issued and outstanding as of the record date, 2,791,424 shares of our common stock must be present in person or represented by proxy at our special meeting to constitute a quorum.

Shareholder Vote Required (Page 43)

Adoption of the Merger Agreement. The adoption of the merger agreement requires the affirmative vote of a majority of the votes cast by the holders of our common stock entitled to vote thereon at a shareholders’ meeting at which a quorum is present. Accordingly, we urge you to complete, date and sign the accompanying proxy card and return it promptly in the enclosed postage-paid envelope.

When considering our board of directors’ recommendation that you vote in favor of adoption of the merger agreement, you should be aware that certain of our executive officers and directors have interests in the merger that may be different from, or in addition to, your and their interests as shareholders. See “Proposal No. 1 — Proposal to Adopt the Merger Agreement — Interests of PFC’s Directors and Executive Officers in the Merger” beginning on page 62.

Advisory (Non-binding) Vote Regarding Golden Parachute Compensation. The affirmative vote of a majority of the votes cast by the holders of our common stock entitled to vote thereon at a shareholders’ meeting at which a quorum is present, is required to approve on an advisory (non-binding) basis, PFC’s golden parachute compensation payable to the named executive officers of PFC in connection with the merger.

Discretionary Authority to Adjourn Our Special Meeting. The affirmative vote of the holders of a majority of the votes cast by the holders of our common stock entitled to vote on the adjournment proposal is required to approve the proposal to grant discretionary authority to our board of directors to adjourn our special meeting if necessary to solicit additional proxies from our shareholders in the event a quorum is present at our special meeting but there are insufficient votes to adopt the merger agreement.

Director and Executive Officer Voting (Page 43)

As of the record date, our directors and executive officers and their affiliates beneficially owned 916,994 shares of our common stock, or approximately 16.4% of the issued and outstanding shares of our common stock entitled to vote at our special meeting. Each of our directors has entered into a voting agreement with FNB that provides such person will vote for adoption of the merger agreement.

Proxies (Page 43)

Voting. You should complete and return the proxy card accompanying this proxy statement/prospectus in order to ensure that we can count your vote at our special meeting and at any adjournment or postponement of our special meeting, regardless of whether you plan to attend our special meeting. If you sign and return your proxy card and do not indicate how you want to vote, we will count your proxy card as a vote in favor of adoption of the merger agreement, in favor of the advisory (non-binding) golden parachute proposal and in favor of approval of the adjournment proposal.

If you hold your shares of our common stock in the name of a bank, broker, nominee or other holder of record, the bank, broker, nominee or other holder of record will send you instructions that you must follow in order to vote your shares of our common stock.

Revocability. You may revoke your proxy at any time before we take the vote at our special meeting. If you have not voted through a bank, broker, nominee or other holder of record, you may revoke your proxy by:

•	submitting a properly executed proxy with a later date;

•	submitting written notice of revocation to our corporate secretary prior to the voting of that proxy at our special meeting; or

•	voting in person at our special meeting.

However, simply attending our special meeting without voting will not revoke an earlier proxy.

You should address written notices of revocation and other communications regarding the revocation of your proxy to:

Parkvale Financial Corporation

Parkvale Bank Building

4220 William Penn Highway

Monroeville, Pennsylvania 15146

Attention: Deborah M. Cardillo, Corporate Secretary

If you hold your shares in the name of a bank, broker, nominee or other holder of record, you should follow the instructions you will receive from the bank, broker, nominee or other holder of record regarding the revocation of proxies.

The death or incapacity of a shareholder executing a proxy will not revoke the proxy unless our corporate secretary receives notice of the death or incapacity of such shareholder before our proxies vote such shares.

How We Count Proxy Votes. We will vote all shares of our common stock represented by properly executed proxy cards that we receive before the voting concludes at our special meeting, and which have not been revoked, in accordance with the instructions you indicate on the proxy card.

We will count the shares represented by a properly executed proxy card marked “ABSTAIN” as present for purposes of determining the presence of a quorum.

Under the rules of the NYSE, banks, brokers and other nominees may not vote shares of our common stock that they hold of record for a beneficial owner either for or against adoption of the merger agreement, approval on an advisory (non-binding) basis of golden parachute compensation payable to our named executive officers in connection with the merger, or approval of the adjournment proposal without specific instructions from the beneficial owner of those shares. Therefore, if a broker holds your shares you must give your broker instructions on how to vote your shares. Abstentions, if any, and broker non-votes, if any, are counted as present for the purpose of determining whether a quorum is present. Once a quorum for a meeting is established, abstentions and broker non-votes will not be counted in the voting results and will have no effect on the outcome of the proposals to adopt the merger agreement, approve on an advisory (non-binding) basis the golden parachute compensation payable to PFC’s named executive officers, and approve adjournment of the special meeting.

Solicitation. We will pay the costs of our special meeting and for the mailing of this proxy statement/prospectus to our shareholders, as well as all other costs we incur in connection with the solicitation of proxies from our shareholders. However, FNB and we will share equally the cost of printing this proxy statement/prospectus and the filing fees FNB pays to the SEC.

In addition to soliciting proxies by mail, our directors, officers and employees may solicit proxies by telephone or in person. We will not specially compensate our directors, officers and employees for these activities. We also intend to request that brokers, banks, nominees and other holders of record solicit proxies from their principals, and we will reimburse the brokers, banks, nominees and other holders of record for certain expenses they incur for those activities.

We have retained the firm of Regan & Associates, Inc. to assist us in the solicitation of proxies, and we have agreed to pay Regan & Associates, Inc. an engagement fee of $7,500 for its services.

Recommendations of Our Board of Directors (Page 45)

Our board of directors has unanimously approved the merger agreement and the transactions the merger agreement contemplates. Based on our reasons for the merger that we describe in this proxy statement/prospectus, our board of directors believes that the merger is in our and your best interests. Accordingly, our board of directors unanimously recommends that our shareholders vote FOR adoption of the merger agreement, FOR approval, on an advisory (non-binding) basis, of the golden parachute compensation payable to the named executive officers of PFC in connection with the merger and FOR approval of the adjournment proposal. See “Proposal No. 1 — Proposal to Adopt the Merger Agreement — Recommendation of PFC’s Board and PFC’s Reasons for the Merger” beginning on page 50, “Proposal No. 2 — Advisory (Non-binding) Vote on Golden Parachute” beginning on page 109, and “Proposal No. 3 — Adjournment Proposal — Recommendation of Our Board of Directors” beginning on page 110 for a more detailed discussion of our board of directors’ recommendations.

Attending Our Special Meeting (Page 45)

If you hold your shares in street name and you want to attend our special meeting, you must bring an account statement or letter from your holder of record showing that you were the beneficial owner of the shares at the close of business on October 20, 2011, the record date for our special meeting.

The Merger

General (Page 46)

Upon consummation of the merger:

•	Each share of our common stock will automatically convert into and become the right to receive, subject to the provisions in the merger agreement, 2.178 shares of FNB common stock.

•	We will cease to exist as a separate legal entity and our business will be combined with FNB’s, with FNB continuing as the surviving entity.

Opinion of Parkvale’s Financial Advisor in Connection with the Merger (Page 53)

Keefe, Bruyette & Woods, Inc., our financial advisor in connection with the merger, delivered a written fairness opinion to our board of directors on June 15, 2011, the date we executed the merger agreement, to the effect that as of June 15, 2011, and, based upon and subject to the factors and assumptions set forth in KBW’s opinion, the merger consideration in the merger is fair, from a financial point of view, to the holders of shares of our common stock.

Annex C to this proxy statement/prospectus sets forth the full text of the KBW opinion, which includes the assumptions KBW made, the procedures KBW followed, the matters KBW considered and the limitations on the review KBW undertook in connection with its opinion. KBW provided its opinion for the information and assistance of our board of directors in connection with its consideration of the merger. The KBW opinion is not a recommendation as to how you should vote with respect to the merger or any related matter. We encourage you to read the KBW opinion in its entirety.

Interests of PFC’s Directors and Executive Officers in the Merger (Page 62)

In considering the recommendations of our board of directors that you vote FOR adoption of the merger agreement, FOR approval of the golden parachute proposal and FOR approval of the adjournment proposal, you should be aware that certain of our executive officers and directors have interests in the merger that are different from, or in addition to, your and their interests as a shareholder. These interests relate to or arise from, among other things:

•

the continued indemnification of our current and former directors and executive officers under the merger agreement and providing these individuals with directors’ and officers’ insurance for six years after the merger;

•	the potential receipt of payments by certain of our executive officers pursuant to employment or change in control agreements with us;

•	the continuation of certain benefits for our executive officers and directors;

•

the provision in the merger agreement that, for purposes of assisting with a smooth transition of the operation of PFC and its subsidiaries, either FNB or one of its subsidiaries agrees to offer employment on an at-will basis to certain of our executive officers and employees following the effective time of the merger;

•	the appointment of Robert J. McCarthy, Jr., our President and Chief Executive Officer, to the board of directors of the combined company upon completion of the merger; and

•

the appointment of a member of our or PFC Bank’s board of directors, who is mutually agreeable to FNB and us, to the board of directors of the combined bank upon completion of the merger, with such person to be determined.

Regulatory Approvals Required for the Merger and the Bank Merger (Page 69)

FNB and PFC need the prior approval of the Board of Governors of the Federal Reserve System and the Office of the Comptroller of the Currency to complete the merger and approval of the Pennsylvania Department of Banking to complete the bank merger. During the OCC approval process and for a period of 30 days after such approval, the merger may be challenged by the U.S. Department of Justice. Prior to the special meeting date, FNB and PFC will have filed all necessary applications and notices with the applicable regulatory authorities. There can be no assurance that the regulatory authorities named above will approve the merger or the bank merger.

No Dissenters’ Rights (Page 72)

Dissenters’ rights are statutory rights that, if available under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the “fair value” for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Dissenters’ rights are not available in all circumstances, and exceptions to these rights are provided under the Pennsylvania Business Corporation Law of 1988, as amended. As a result of one of these exceptions, the holders of the PFC common stock are not entitled to dissenters rights in the merger.

Treatment of PFC Stock Options (Page 73)

Upon completion of the merger, each outstanding option or similar right to acquire PFC common stock granted under any PFC equity plan will convert automatically into a fully vested and exercisable option to purchase a number of shares of FNB common stock equal to the number of shares of PFC common stock underlying such PFC stock option or similar right immediately prior to the merger multiplied by the exchange ratio (rounded down to the nearest whole share), with an exercise price that equals the exercise price of such PFC stock option or similar right immediately prior to the merger divided by the exchange ratio (rounded up to the nearest whole cent) and otherwise on the same terms and conditions as were in effect immediately prior to the completion of the merger.

Treatment of PFC Preferred Stock and TARP Warrant (Page 74)

The merger agreement provides that upon completion of the merger, each outstanding share of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, or the PFC Preferred Stock, will be converted into the right to receive one share of FNB preferred stock with substantially the same rights, powers and preferences as the PFC Preferred Stock, unless purchased or redeemed prior to the effective time of the merger. The outstanding warrant, or the PFC TARP Warrant, to purchase PFC common stock, which was issued on December 23, 2008 to the U.S. Treasury, will be converted into a warrant to purchase FNB common stock, subject to appropriate adjustments to reflect the exchange ratio. Subject to the receipt of requisite regulatory approvals, FNB and PFC have agreed to use their reasonable best efforts to have the PFC Preferred Stock either purchased by FNB or one of its subsidiaries, in which case it is expected to be extinguished upon consummation of the merger, or redeemed by PFC. FNB also may elect to have the PFC TARP Warrant purchased or redeemed, but has no obligation to do so. There can be no certainty or guarantee as to the timing or occurrence of the redemption or repurchase of either the PFC Preferred Stock or the PFC TARP Warrant.

Closing and Effective Time of the Merger (Page 74)

The closing of the merger will take place at a time and on the date specified by FNB and PFC, which will be no later than the fifth business day after the satisfaction or waiver of the closing conditions specified in the merger agreement. The merger will become effective when FNB and we file articles of merger with the Secretary of State of the State of Florida and with the Department of State of the Commonwealth of Pennsylvania. FNB and PFC cannot be certain whether or when any of the conditions to the merger will be satisfied or waived, where permissible. We currently expect to complete the merger in early January 2012; however, because the merger is subject to these conditions, we cannot assure you when or if the merger will occur.

Exchange and Payment Procedures (Page 74)

As promptly as practicable following the effective time of the merger, FNB will deposit with Registrar and Transfer Company, or the Exchange Agent, book entry shares representing the aggregate number of shares of FNB capital stock issuable pursuant to the merger agreement in exchange for the shares of PFC capital stock outstanding immediately prior to the effective time of the merger, as well as immediately available funds equal to any dividends or distributions payable to PFC shareholders in accordance with the merger agreement, and cash to be paid to PFC shareholders in lieu of fractional shares of FNB common stock.

As soon as practicable after the effective time of the merger, and in no event more than five business days after the effective time of the merger, the Exchange Agent will mail each holder of record of PFC capital stock a letter of transmittal containing instructions for surrendering certificates representing shares of PFC capital stock in exchange for the merger consideration or cash in lieu of fractional shares. After the effective time of the merger, each holder of a PFC stock certificate, other than certificates representing treasury shares (as defined in the merger agreement), who has surrendered such certificate, together with duly executed transmittal materials, to the Exchange Agent, will be entitled to receive, for each share of our common stock, 2.178 shares of FNB common stock in book entry form and cash in lieu of any fractional shares of FNB common stock to which such holder is otherwise entitled. FNB will have no obligation to deliver the merger consideration or cash in lieu of fractional shares to any PFC shareholder until the PFC shareholder surrenders his certificates representing his shares of PFC capital stock.

Conditions to Completion of the Merger (Page 86)

Currently, we anticipate it is more likely than not we will be able to complete the merger in early January 2012. However, we cannot assure you when or if the merger will occur. As more fully described in this proxy statement/prospectus and in the merger agreement, the completion of the merger depends on the satisfaction of a number of conditions or, where legally permissible, the waiver of those conditions. These conditions include, among others:

•	adoption of the merger agreement by the affirmative vote of a majority of the votes cast by all of our shareholders entitled to vote thereon at a shareholders’ meeting at which a quorum is present;

•

the receipt and effectiveness of all regulatory approvals FNB and we need to complete the merger, including approval of the Office of the Comptroller of the Currency, or the OCC, approval of the Board of Governors of the Federal Reserve System, or the Federal Reserve Board, approval of the Pennsylvania Department of Banking, or the Department, and approval of the listing on the NYSE of the shares of FNB common stock to be issued upon the merger to our shareholders as merger consideration;

•

the absence of any law, statute, regulation, judgment, decree, injunction or other order in effect by any court or other governmental entity that prevents, prohibits or makes illegal completion of the transactions the merger agreement contemplates; and

•

the receipt at closing of updated legal opinions from FNB’s and our legal counsel as to the qualification of the merger as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code.

Neither FNB nor we can be certain when, or if, FNB and we will satisfy or waive the conditions to the merger, or that FNB and we will complete the merger.

Termination of the Merger Agreement (Page 87)

FNB and we may mutually agree to terminate the merger agreement before completing the merger, even if our shareholders have already voted to adopt the merger agreement, if our board of directors and the board of directors of FNB approve the termination.

Either FNB or we may terminate the merger agreement under certain conditions contained in the merger agreement, even if our shareholders have already voted to adopt the merger agreement. These conditions include:

•

if the approval of a governmental entity, which is required for completion of the merger, is denied by final and non-appealable action, unless the denial by such governmental entity is due to the failure of the terminating party to perform its obligations under the merger agreement;

•

if the merger has not been completed by April 30, 2012, unless the failure to complete the merger by that date is due to the terminating party’s failure to perform its obligations under the merger agreement;

•

if there is a breach of the merger agreement by the other party that would cause the failure of the closing conditions described above, and the breach cannot be or has not been cured by the earlier of April 30, 2012 or 30 days after receipt of written notice of the breach; or

•

if the requisite shareholder vote in connection with the merger agreement is not obtained at our shareholders’ meeting (or any adjournment or postponement of that meeting), except that we may not exercise this termination right if we have materially breached our obligation to call a shareholders’ meeting to adopt and approve the merger agreement and the merger as soon as reasonably practicable after this proxy statement/prospectus is declared effective by the SEC, or our board of directors fails to recommend the adoption and approval of the merger agreement and the merger or to include such recommendation in our proxy statement to our shareholders;

FNB may terminate the merger agreement at any time prior to our special meeting if:

•

our board of directors changes, withdraws, modifies or conditions its recommendation of the merger agreement and the merger in a manner adverse to FNB, except as permitted by the merger agreement with respect to a proposal to acquire us on terms and conditions superior to the terms and conditions on which FNB and we have agreed to merge in the merger agreement;

•	our board of directors has recommended approval of another acquisition proposal; or

•	we fail to convene and hold our special meeting to adopt the merger agreement.

We may terminate the merger agreement at any time prior to our special meeting in order to enter into an agreement relating to an acquisition proposal that has terms and conditions superior to the terms and conditions on which we and FNB have agreed to merge.

Except as provided below with respect to termination fees and expenses and the parties’ respective confidentiality obligations, in the event FNB or we terminate the merger agreement, neither party will have any liability or obligation to the other party except for liabilities or damages either of us incur as a result of our willful breach of any of our respective representations, warranties, covenants or agreements in the merger agreement.

Break-up Fee; Expenses (Page 88)

The merger agreement provides that we will pay FNB a break-up fee of $6.0 million under certain circumstances set forth below:

•

if FNB terminates the merger agreement prior to our special meeting because our board of directors changes, withdraws, modifies, qualifies or conditions its recommendation of the merger agreement and the merger in a manner adverse to FNB, except as permitted by the merger agreement with respect to a proposal to acquire us on terms and conditions superior to the terms and conditions on which FNB and we have agreed to merge in the merger agreement;

•

if we had terminated the merger agreement and accepted an acquisition proposal that was a superior proposal prior to the date we mailed this proxy statement/prospectus, provided that we had given FNB an opportunity to adjust the terms of the merger agreement such that the acquisition proposal no longer was a superior proposal, but our board of directors had determined that the acquisition proposal remained a superior proposal;

•

the termination of the merger agreement following the commencement of a tender offer or exchange offer for 25% or more of our common stock and we have not sent to our shareholders, within 10 days after the commencement of such offer, a statement that our board of directors recommends the rejection of such tender offer or exchange offer; or

•

the occurrence of any of the following events within 12 months after the termination of the merger agreement by FNB, provided that a third party makes a proposal to acquire us after June 15, 2011 and does not withdraw its proposal prior to termination of the merger agreement:

•	we enter into an agreement to merge with or be acquired by that third party;

•	that third party acquires substantially all of our assets; or

•	that third party acquires more than 50% of our common stock.

The merger agreement also provides that upon termination:

•

by us because FNB breached its representations, warranties, covenants, agreements or other obligations in the merger agreement, such that the conditions to our obligation to close would not be satisfied, and which breach cannot be or is not cured, assuming we are also not in material breach of our obligations under the merger agreement, FNB will pay our out-of-pocket expenses in connection with the merger, including fees and expenses of legal counsel, financial advisors and accountants, up to a maximum of $500,000; and

•

by FNB because we breached our representations, warranties, covenants, agreements or other obligations in the merger agreement, such that the conditions to FNB’s obligation to close would not be satisfied, and which breach cannot be or is not cured, assuming FNB is also not in material breach of its obligations under the merger agreement, we will pay FNB’s out-of-pocket expenses in connection with the merger, including fees and expenses of legal counsel, financial advisors and accountants, up to a maximum of $500,000, provided, however, that we do not have to pay FNB’s expenses if we have paid the break-up fee to FNB.

Material U.S. Federal Income Tax Consequences of the Merger (Page 89)

FNB and we intend that the merger will qualify for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. If the merger qualifies as a reorganization, each holder who receives FNB common stock in the merger generally will not recognize gain or loss except to the extent of cash received in lieu of fractional shares. See “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 89 of this proxy statement/prospectus.

Comparison of Shareholders Rights (Page 94)

Upon the completion of the merger, the Florida Business Corporation Act, or the FBCA, as well as FNB’s articles of incorporation and bylaws, will govern the rights of our shareholders who become FNB shareholders by reason of the merger, instead of the PBCL and our articles of incorporation and bylaws.

Comparative Market Prices and Dividends (Page 106)

FNB common stock is listed on the NYSE under the symbol “FNB.” Prices for our common stock are quoted on NASDAQ under the symbol “PVSA.” The table on page 106 of this proxy statement/prospectus lists the quarterly price range of FNB common stock and our common stock from the quarter ended March 31, 2009 through the date of this proxy statement/prospectus as well as the quarterly cash dividends we and FNB have paid during the same time period. The following table shows the closing price of FNB common stock and our common stock as reported on June 14, 2011, the last trading day before FNB and we announced the merger, and on [                    ], 2011, the last practicable trading day before the date we printed and mailed this proxy statement/prospectus. This table also presents the pro forma equivalent per share value of the FNB common stock that PFC shareholders would receive for each share of their PFC common stock if the merger were completed on those dates. We calculated the pro forma equivalent per share value by multiplying the closing price of FNB common stock on those dates by 2.178, the exchange ratio in the merger.

	FNB Common Stock		PFC Common Stock		Pro Forma Equivalent Value of One Share of PFC Common Stock
June 14, 2011	$10.44		$10.88		$22.74
[ ], 2011	[	]	[	]	[	]

The market price of FNB common stock may change at any time. Consequently, the total dollar value of the FNB common stock that you will receive upon the merger may be significantly higher or lower than its value as of the date of this proxy statement/prospectus. We urge you to obtain a current market quotation for FNB common stock. We can provide no assurance as to the future price of FNB common stock.

Advisory (Non-binding) Vote on Golden Parachute Compensation (Page 109)

In accordance with SEC rules, PFC is providing shareholders with the opportunity to vote to approve on an advisory (non-binding) basis, certain payments that will or may be made to PFC’s named executive officers in connection with the merger, as reported in the Summary of Golden Parachute Arrangements table on page 66 and the associated narrative discussion.

Adjournment Proposal (Page 110)

You are being asked to approve a proposal to grant our board of directors discretionary authority to adjourn our special meeting, if necessary, to solicit additional proxies from our shareholders for the merger proposal in the event a quorum is present at our special meeting but there are insufficient votes to adopt the merger agreement.

Questions and Additional Information

If you have more questions about the merger or how to submit your proxy card, or if you would like additional copies of this proxy statement/prospectus or the enclosed proxy card, please call Gilbert A. Riazzi, our Vice President and Chief Financial Officer, at (412) 373-4804 or call Regan & Associates, Inc., the proxy soliciting firm we have retained, at (800) 737-3426.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF FNB

We set forth below highlights from FNB’s consolidated financial data as of and for the years ended December 31, 2006 through 2010 and FNB’s unaudited consolidated financial data as of and for the six months ended June 30, 2010 and 2011. FNB’s results of operations for the six months ended June 30, 2011 are not necessarily indicative of FNB’s results of operations for the full year of 2011. FNB management prepared the unaudited data on the same basis as it prepared FNB’s audited consolidated financial statements. In the opinion of FNB’s management, this data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data as of and for the six months ended June 30, 2010 and June 30, 2011. You should read this data in conjunction with FNB’s consolidated financial statements and related notes included in FNB’s Annual Report on Form 10-K for the year ended December 31, 2010 and FNB’s Quarterly Report on Form 10-Q for the six months ended June 30, 2010 and June 30, 2011 which we have incorporated by reference in this proxy statement/prospectus and from which we derived this data. See “Where You Can Find More Information” on page 112.

	Six Months Ended June 30,		Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(dollars in thousand, except per share data)
Summary of Earnings:
Total interest income	$195,526	$186,907	$373,721	$388,218	$409,781	$368,890	$342,422
Total interest expense	39,549	47,021	88,731	121,179	157,989	174,053	153,585
Net interest income	155,977	139,886	284,990	267,039	251,792	194,837	188,837
Provision for loan losses	16,779	24,203	47,323	66,802	72,371	12,693	10,412
Net interest income after provision for loan losses	139,198	115,683	237,667	200,237	179,421	182,144	178,425
Total non-interest income	57,690	58,718	115,972	105,482	86,115	81,609	79,275
Total non-interest expense	142,926	128,527	251,103	255,339	222,704	165,614	160,514
Income before income taxes	53,962	45,874	102,536	50,380	42,832	98,139	97,186
Income taxes	14,425	11,972	27,884	9,269	7,237	28,461	29,537
Net income	39,537	33,902	74,652	41,111	35,595	69,678	67,649
Net income available to common stockholders	39,537	33,902	74,652	32,803	35,595	69,678	67,649

Per Common Share:
Basic earnings per share	$0.32	$0.30	$0.66	$0.32	$0.44	$1.16	$1.15
Diluted earnings per share	0.32	0.30	0.65	0.32	0.44	1.15	1.14
Cash dividends paid	0.24	0.24	0.48	0.48	0.96	0.95	0.94
Book value	9.47	9.24	9.29	9.14	10.32	8.99	8.90

Statement of Condition (at period end):
Total assets	$9,857,163	$8,833,060	$8,959,915	$8,709,077	$8,364,811	$6,088,021	$6,007,592
Loans, net	6,593,371	5,853,530	5,982,035	5,744,706	5,715,650	4,291,429	4,200,569
Deposits	7,397,219	6,534,658	6,646,143	6,380,223	6,054,623	4,397,684	4,372,842
Short-term borrowings	728,300	735,442	753,603	669,167	596,263	449,823	363,910
Long-term and junior subordinated debt	425,002	410,207	396,094	529,588	695,636	632,397	670,921
Total stockholders’ equity	1,203,150	1,058,004	1,066,124	1,043,302	925,984	544,357	537,372

Significant Ratios:
Return on average assets	0.82%	0.78%	0.84%	0.48%	0.46%	1.15%	1.15%
Return on average tangible assets	0.92%	0.88%	0.95%	0.57%	0.55%	1.25%	1.25%
Return on average equity	6.94%	6.51%	7.06%	3.87%	4.20%	12.89%	13.15%
Return on average tangible common equity	15.40%	15.05%	16.02%	8.74%	10.63%	26.23%	26.30%
Net interest margin	3.79%	3.77%	3.77%	3.67%	3.88%	3.73%	3.71%
Dividend payout ratio	75.25%	81.37%	74.02%	149.50%	219.91%	82.45%	81.84%

Capital Ratios:
Average equity to average assets	11.74%	11.92%	11.88%	12.35%	11.01%	8.93%	8.73%
Leverage ratio	8.97%	8.63%	8.69%	8.68%	7.34%	7.47%	7.28%
Tangible equity / tangible assets (period end)	6.50%	5.97%	6.01%	5.84%	4.51%	4.85%	4.72%

Asset Quality Ratios:
Non-performing loans / total loans	1.90%	2.51%	2.22%	2.49%	2.47%	0.75%	0.66%
Non-performing loans + OREO / total loans + OREO	2.42%	2.88%	2.74%	2.84%	2.62%	0.93%	0.80%
Non-performing assets / total assets	1.72%	2.01%	1.94%	1.97%	1.95%	0.67%	0.56%
Allowance for loan losses / total loans	1.63%	1.91%	1.74%	1.79%	1.80%	1.22%	1.24%
Allowance for loan losses / non-performing loans	85.84%	76.19%	78.44%	71.92%	72.99%	162.48%	188.10%
Net loan charge-offs (annualized) / average loans	0.42%	0.51%	0.77%	1.15%	0.60%	0.29%	0.29%

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF PFC

We set forth below highlights from PFC’s consolidated financial data as of and for the years ended June 30, 2007 through June 30, 2011. You should read this data in conjunction with PFC’s consolidated financial statements and related notes included in PFC’s Annual Report on Form 10-K for the year ended June 30, 2011 which we have incorporated by reference in this proxy statement/prospectus and from which we derived this data. See “Where You Can Find More Information” on page 112.

	Year Ended June 30,
	2011	2010	2009	2008	2007
	(dollars in thousands, except per share data)
Summary of Earnings:
Total interest income	$64,794	$75,861	$90,483	$97,882	$97,260
Total interest expense	28,699	38,515	48,846	57,978	58,871
Net interest income	36,095	37,346	41,637	39,904	38,389
Provision for loan losses	3,531	7,448	6,754	2,331	828
Net interest income after provision for loan losses	32,564	29,898	34,883	37,573	37,561
Total non-interest income	9,584	(26,534)	(17,701)	8,452	10,358
Total non-interest expense	31,103	30,948	30,553	28,623	28,039
Income (loss) before income taxes	11,045	(27,584)	(13,371)	17,402	19,880
Income tax expense (benefit)	2,931	(10,784)	(3,093)	4,599	6,455
Net income (loss)	8,114	(16,800)	(10,278)	12,803	13,425
Net income (loss) available to common stockholders	6,526	(18,388)	(11,107)	12,803	13,425

Per Common Share:
Basic earnings (loss) per share	$1.17	($3.36)	($2.04)	$2.33	$2.37
Diluted earnings (loss) per share	1.17	(3.36)	(2.04)	2.31	2.34
Cash dividends paid	0.08	0.20	0.71	0.88	0.82
Book value	16.56	15.57	21.79	24.01	23.10

Statement of Condition (at period end):
Total assets	$1,806,556	$1,841,309	$1,906,370	$1,851,392	$1,844,231
Loans, net	983,996	1,032,363	1,108,936	1,201,665	1,234,397
Deposits	1,484,924	1,488,073	1,511,248	1,493,685	1,469,084
Short-term borrowings	12,518	13,865	21,261	21,965	13,106
Long-term and junior subordinated debt	172,107	209,723	211,202	191,430	211,658
Total stockholders’ equity	124,214	117,873	150,024	131,631	129,670

Significant Ratios:
Return on average assets	0.44%	-0.88%	-0.55%	0.70%	0.73%
Return on average tangible assets	0.45%	-0.90%	-0.56%	0.71%	0.74%
Return on average equity	5.92%	-11.10%	-6.92%	9.73%	10.54%
Return on average tangible common equity	10.69%	-18.54%	-10.00%	12.70%	14.03%
Net interest margin	2.15%	2.10%	2.36%	2.31%	2.19%
Dividend payout ratio	6.91%	—	—	38.12%	34.19%

Capital Ratios:
Average equity to average assets	7.45%	7.94%	7.91%	7.15%	6.88%
Leverage ratio	6.63%	6.10%	7.53%	5.49%	5.80%
Tangible equity / tangible assets (period end)	5.43%	4.93%	6.43%	5.57%	5.26%

Asset Quality Ratios:
Non-performing loans / total loans	2.14%	2.52%	2.48%	1.02%	0.35%
Non-performing loans + OREO / total loans + OREO	3.09%	3.32%	2.97%	1.30%	0.50%
Non-performing assets / total assets	1.73%	1.91%	1.76%	0.85%	0.34%
Allowance for loan losses / total loans	1.86%	1.83%	1.60%	1.25%	1.14%
Allowance for loan losses / non-performing loans	86.71%	72.43%	64.29%	121.71%	327.01%
Net loan charge-offs / average loans	0.41%	0.59%	0.35%	0.11%	0.13%

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information combines the historical consolidated financial position and results of operations of FNB and its subsidiaries and of PFC and its subsidiaries, as an acquisition by FNB of PFC using the acquisition method of accounting and giving effect to the related pro forma adjustments described in the accompanying notes. Under the acquisition method of accounting, the assets and liabilities of PFC will be recorded by FNB at their respective fair values as of the date the merger is completed. The unaudited pro forma condensed combined balance sheet gives effect to the merger, as if the transaction had occurred on December 31, 2010. The unaudited pro forma condensed consolidated income statements for the year ended December 31, 2010 and for the six months ended June 30, 2011 gives effect to the merger as if the transaction had become effective at January 1, 2010. The unaudited pro forma condensed consolidated income statement for the year ended December 31, 2010 also gives effect to the merger of Comm Bancorp, Inc. with and into FNB, which was completed on January 1, 2011.

The merger was announced on June 15, 2011, and the merger agreement provides that each outstanding share of PFC common stock other than shares of PFC common stock that FNB, its subsidiaries and PFC’s subsidiaries hold and shares that PFC holds as treasury shares, will become, by operation of law, the right to receive 2.178 shares of FNB common stock. The merger agreement provides that shares of the PFC Preferred Stock will be converted into the right to receive one share of FNB preferred stock with substantially the same rights, powers and preferences as the PFC Preferred, and that the outstanding PFC TARP Warrant to purchase PFC common stock, which was issued on December 23, 2008 to the U.S. Treasury will be converted into a warrant to purchase FNB common stock, subject to appropriate adjustments to reflect the exchange ratio. Subject to the receipt of requisite regulatory approvals, FNB intends to purchase, or fund PFC’s redemption of, the PFC Preferred Stock held by the U.S. Treasury prior to or concurrently with the completion of the merger, in which case the PFC Preferred Stock is expected to be extinguished upon consummation of the merger. There can be no certainty or guarantee as to the timing or occurrence of the redemption or repurchase of the PFC Preferred Stock and accordingly, the effect of the purchase by FNB or redemption by PFC of the PFC Preferred Stock has not been reflected in the unaudited pro forma condensed consolidated financial information. The unaudited pro forma condensed consolidated financial information has been derived from and should be read in conjunction with the historical consolidated financial statements and the related notes of both FNB and PFC, which are incorporated in the document by reference. See “Where You Can Find More Information” on page 112.

The unaudited pro forma condensed consolidated financial statements included herein are presented for informational purposes only and do not necessarily reflect the financial results of the combined company had the companies actually been combined at the beginning of each period presented. The adjustments included in these unaudited pro forma condensed financial statements are preliminary and may be revised. This information also does not reflect the benefits of the expected cost savings and expense efficiencies, opportunities to earn additional revenue, potential impacts of current market conditions on revenues, or asset dispositions, among other factors, and includes various preliminary estimates and may not necessarily be indicative of the financial position or results of operations that would have occurred if the merger had been consummated on the date or at the beginning of the period indicated or which may be attained in the future. The unaudited pro forma condensed consolidated financial statements and accompanying notes should be read in conjunction with and are qualified in their entirety by reference to the historical consolidated financial statements and related notes thereto of FNB and its subsidiaries and of PFC and its subsidiaries, such information and notes thereto are incorporated by reference herein.

Unaudited Pro Forma Consolidated Balance Sheet

As of June 30, 2011

	F.N.B. Corporation	Parkvale Financial Corporation	Pro Forma Adjustments		Pro Forma Combined
	(dollars in thousands, except per share data)
Assets:
Cash and cash equivalents	$189,133	$149,818	$(15,981)	J	$322,970
Investment securities	1,831,519	537,434	(6,000)	A	2,362,953
Residential mortgage loans held for sale	9,922	—	—		9,922
Loans	6,702,595	1,002,622	(31,400)	B	7,673,817
Allowance for loan losses	(109,224)	(18,626)	18,626	C	(109,224)

Net loans	6,593,371	983,996	(12,774)		7,564,593

Premises and equipment, net	126,061	16,862	1,000	D	143,923
Goodwill	567,378	25,634	59,750	E	652,762
Core deposit and other intangible assets, net	34,580	1,968	12,332	F	48,880
Other assets	505,199	90,844	17,989	G	614,032

Total assets	$9,857,163	$1,806,556	$56,316		$11,720,035

Liabilities:
Deposits	$7,397,219	$1,484,924	$14,900	H	$8,897,043
Borrowings	949,361	184,625	15,300	I	1,149,286
Junior subordinated debt	203,941	—	—		203,941
Other liabilities	103,492	12,793	—		116,285

Total liabilities	8,654,013	1,682,342	30,200		10,366,555

Stockholders’ equity	1,203,150	124,214	26,116	K	1,353,480

Total liabilities and stockholders’ equity	$9,857,163	$1,806,556	$56,316		$11,720,035

Book value per share	$9.47	$16.56			$9.72
Shares outstanding	127,024,899	5,582,846	6,576,593		139,184,338

(See “Notes to the Pro Forma Financial Information” on page 23 of this proxy statement/prospectus)

Unaudited Pro Forma Consolidated Income Statement

For the Six Months Ended June 30, 2011

	F.N.B. Corporation	Parkvale Financial Corporation	Pro Forma Adjustments		Pro Forma Combined
	(dollars in thousands, except per share data)
Total interest income	$195,526	$31,592	$(1,075)	B	$226,043
Total interest expense	39,549	13,568	(4,026)	H, I	49,091

Net interest income	155,977	18,024	2,951		176,952
Provision for loan losses	16,779	1,482	—		18,261

Net interest income after provision for loan losses	139,198	16,542	2,951		158,691
Non-interest income	57,690	4,682	—		62,372
Non-interest expense	142,926	15,401	955	D, F	159,282

Income before income taxes	53,962	5,823	1,996		61,781
Income taxes	14,425	1,773	699	L	16,897

Net income	39,537	4,050	1,298		44,885
Preferred stock dividends and amortization	—	794	—		794

Net income available to common shareholders	$39,537	$3,256	$1,298		$44,091

Earnings per common share:
Basic	$0.32	$0.58			$0.33
Diluted	$0.32	$0.54			$0.33

Ratios:
Return on average assets	0.82%	0.36%			0.76%
Return on average equity	6.94%	5.31%			6.85%
Dividend payout ratio	75.25%	6.86%			67.99%

(See “Notes to the Pro Forma Financial Information” on page 23 of this proxy statement/prospectus)

Unaudited Pro Forma Consolidated Income Statement

For the Year Ended December 31, 2010

	F.N.B. Corporation	Comm Bancorp, Inc.	Pro Forma Combined	Parkvale Financial Corporation	Pro Forma Adjustments		Pro Forma Combined
	(dollars in thousands, except per share data)
Total interest income	$373,721	$29,610	$403,331	$69,741	$(2,150)	B	$470,922
Total interest expense	88,731	6,843	95,574	32,732	(8,052)	H, I	120,255

Net interest income	284,990	22,767	307,757	37,009	5,902		350,668
Provision for loan losses	47,323	1,900	49,223	5,810	—		55,033

Net interest income after provision for loan losses	237,667	20,867	258,534	31,199	5,902		295,635
Non-interest income	115,972	4,641	120,613	(25,341)	—		95,272
Non-interest expense	251,103	21,742	272,845	31,316	1,837	D, F	305,998

Income before income taxes	102,536	3,766	106,302	(25,458)	4,065		84,909
Income taxes	27,884	(1,247)	26,637	(9,720)	1,423	L	18,340

Net income	74,652	5,013	79,665	(15,738)	2,642		66,569
Preferred stock dividends and amortization	—	—	—	1,588	—		1,588

Net income available to common shareholders	$74,652	$5,013	$79,665	$(17,326)	$2,642		$64,981

Earnings per common share:
Basic	$0.66	$2.91	$0.66	$(3.13)			$0.49
Diluted	$0.65	$2.91	$0.66	$(2.91)			$0.49

Ratios:
Return on average assets	0.84%	0.78%	0.83%	-0.85%			0.58%
Return on average equity	7.06%	9.31%	7.15%	-11.50%			5.21%
Dividend payout ratio	74.02%	0.00%	69.36%	-6.02%			84.43%

(See “Notes to the Pro Forma Financial Information” on page 23 of this proxy statement/prospectus)

NOTES TO THE PRO FORMA FINANCIAL INFORMATION

Note A — Basis of Pro Forma Presentation

The pro forma financial information sets forth FNB’s financial condition and results of operations after giving effect to the merger of PFC with and into FNB. The merger will be accounted for using the acquisition method of accounting; accordingly, FNB’s cost to acquire PFC will be allocated to the assets acquired (including identifiable intangible assets) and liabilities assumed from PFC at their respective fair values on the date the merger is completed. The pro forma income statement for the year ended December 31, 2010 also gives effect to the merger of Comm Bancorp, Inc. with and into FNB.

The pro forma financial information includes estimated adjustments to record the assets and liabilities of PFC at their respective fair values and represents management’s estimates based on available information. The pro forma adjustments included herein may be revised as additional information becomes available and as additional analysis are performed. The final allocation of the purchase price will be determined after the merger is completed and after completion of a final analysis to determine the fair values of PFC’s tangible, and identifiable intangible, assets and liabilities as of the closing date. Accordingly, the final purchase accounting adjustments and integration charges may be materially different from the pro forma adjustments presented in this document. Increases or decreases in the fair value of the net assets, commitments, contracts and other items of PFC as compared to the information shown in this document may change the amount of the purchase price allocated to goodwill and other assets and liabilities and may impact the statement of income due to adjustments in yield and/or amortization of the adjusted assets or liabilities.

The pro forma financial information presented in this document does not necessarily indicate the results of operations or the combined financial position that would have resulted had the merger been completed at the beginning of the applicable period presented, does not reflect the impact of possible revenue enhancements, expense efficiencies, asset dispositions or the redemption of preferred stock, and is not indicative of the results of operations in future periods or the future financial position of the combined company.

Note B — Pro Forma Adjustments

The pro forma adjustments included in the pro forma financial information are as follows:

(A)	Credit adjustment to record the investment securities portfolio at fair value.

(B)	Adjustment to record the acquired loan portfolio at fair value. The adjustment is comprised of an interest rate-related mark of $8,600,000 and a credit mark of $(40,000,000). The interest rate mark will be amortized over 7 years, which is the estimated remaining life of the loan portfolio. The impact of the adjustment was to decrease interest income by approximately $1,075,000 and $2,150,000 for the six months ended June 30, 2011 and the year ended December 31, 2010, respectively.

(C)	Adjustment to write off historical PFC allowance for loan losses.

(D)	Adjustment to reflect acquired premises and equipment at fair value. The adjustment of $1,000,000 to premises and equipment increases the recorded book value for PFC properties to their estimated fair value. The net impact of the adjustment was to increase non-interest expense by approximately $20,000 and $40,000 for the six months ended June 30, 2011 and the year ended December 31, 2010, respectively.

(E)	Adjustment to write off historical PFC goodwill and record $85,384,000 of goodwill as of June 30, 2011 created as a result of the merger.

(F)

Adjustment to write off historical PFC intangible assets (other than goodwill) and to record intangible assets (other than goodwill) resulting from the merger based on estimated fair values. The adjustment reflected herein is based on current assumptions and valuations, which are subject to change. For purposes of the pro forma adjustment shown here, the estimated fair value of the core deposit intangible is $14,300,000, which is estimated to amortize on an accelerated basis over 10 years. Material changes may be possible when the analysis is completed. The net impact of the adjustment was to increase non-interest expense by approximately $935,000 and $1,797,000 for the six months ended June 30, 2011 and the year ended December 31, 2010, respectively.

(G)	Adjustment to record the deferred tax asset created as a result of the fair value adjustments using FNB’s statutory tax rate of 35%.

(H)	Adjustment to record assumed time deposits at fair value based on current interest rates for similar instruments. The adjustment will be amortized on an accelerated basis over 5 years. The impact of the adjustment was to decrease interest expense by approximately $2,496,000 and $4,992,000 for the six months ended June 30, 2011 and the year ended December 31, 2010, respectively.

(I)	Adjustment to record assumed borrowings at fair value. This adjustment will be recognized over 5 years, which is the estimated remaining term of the borrowings. The impact of the adjustment was to decrease interest expense by approximately $1,530,000 and $3,060,000 for the six months ended June 30, 2011 and the year ended December 31, 2010, respectively.

(J)	Adjustment to record the incremental direct costs associated with the merger. These costs include accountant and attorney fees, investment banker services, payout of vendor contract obligations, system conversion costs, insurance (tail coverage), payout of employee contracts, severance payments to displaced PFC personnel, other personnel-related costs and other miscellaneous costs.

(K)	Adjustment to eliminate PFC’s historical shareholders’ equity, which reflects the issuance of FNB common stock and includes the conversion of PFC’s stock options and warrants into FNB stock options and warrants.

(L)	Adjustment to record the tax effect of the pro forma adjustments using FNB’s statutory tax rate of 35%.

COMPARATIVE PER SHARE DATA

The following table sets forth for FNB common stock and PFC common stock certain historical, pro forma and pro forma-equivalent per share financial information. The pro forma and pro forma-equivalent per share information gives effect to the merger as if the transactions had been effective on the dates presented, in the case of the book value data, and as if the transactions had become effective on January 1, 2010, in the case of the net income and dividends declared data. The unaudited pro forma data in the tables assume that the merger is accounted for using the acquisition method of accounting and represent a current estimate based on available information of the combined company’s results of operations. The pro forma financial adjustments record the assets and liabilities of PFC at their estimated fair values and are subject to adjustment as additional information becomes available and as additional analyses are performed. See “Unaudited Pro Forma Condensed Consolidated Financial Information” on page 19. The information in the following table is based on, and should be read together with, the financial information and financial statements of FNB and PFC incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” on page 112.

This information is presented for illustrative purposes only. You should not rely on the pro forma combined or pro forma equivalent amounts as they are not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the dates indicated, nor are they necessarily indicative of the future operating results or financial position of the combined company. The pro forma information, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring and merger-related costs, or other factors that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results.

	F.N.B. Corporation Historical	Comm Bancorp, Inc. Historical		Combined Pro Forma Amounts for FNB/CBI	Parkvale Financial Corporation Historical	Combined Pro Forma Amounts for FNB/CBI/PFC	Pro Forma PFC Equivalent Shares (4)
Book value per share (1):
June 30, 2011	$9.47		*	$9.47	$16.56	$9.72	$21.18
December 31, 2010	$9.29	$31.10		$9.30	$21.71	$9.55	$20.81

Cash dividends paid per common share (2):
Six months ended June 30, 2011	$0.24		*	$0.24	$0.04	$0.24	$0.52
Year ended December 31, 2010	$0.48	$0.00		$0.48	$0.17	$0.48	$1.05

Basic earnings (loss) per common share (3):
Six months ended June 30, 2011	$0.32		*	$0.32	$0.58	$0.33	$0.72
Year ended December 31, 2010	$0.66	$2.91		$0.66	($3.13)	$0.49	$1.07

Diluted earnings (loss) per common share (3):
Six months ended June 30, 2011	$0.32		*	$0.32	$0.54	$0.33	$0.72
Year ended December 31, 2010	$0.65	$2.91		$0.66	($2.91)	$0.49	$1.07

(1)	The pro forma combined book value per share of FNB common stock is based on the pro forma combined common stockholders’ equity for the merged entities divided by total pro forma common shares of the combined entities.
(2)	Pro forma dividends per share represent FNB’s historical dividends per share.
(3)	The pro forma combined basic and diluted earnings per share of FNB common stock is based on the pro forma combined net income for the merged entities divided by the total pro forma basic and diluted shares of the combined entities.
(4)	The Pro Forma PFC Equivalent Shares are calculated by multiplying the amounts in the “Combined Pro Forma Amounts for FNB/CBI/PFC” column times the 2.178 exchange ratio, which represents the number of shares of FNB common stock a PFC shareholder will receive for each share of PFC common stock owned.
*	Historical information for CBI is not presented for June 30, 2011 as it is already included in FNB’s historical June 30, 2011 information.

RISK FACTORS RELATING TO THE MERGER

In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under “Cautionary Statement Regarding Forward-looking Statements,” PFC shareholders should carefully consider the following risk factors in deciding whether to vote in favor of the merger proposal and the adjournment proposal.

Risks Specifically Related to the Merger

Because the market price of FNB common stock may fluctuate, our shareholders cannot be certain of the market value of the FNB common stock that they will receive upon completion of the merger.

Upon completion of the merger, each share of our common stock will become the right to receive 2.178 shares of FNB common stock. Any change in the price of FNB common stock prior to the merger will affect the market value of the FNB common stock that you will receive upon completion of the merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in FNB’s businesses, operations and prospects and regulatory considerations.

The prices of FNB common stock and our common stock at the closing of the merger may vary from their respective prices on the date the merger agreement was executed, on the date of this proxy statement/prospectus and on the date of our special meeting. As a result, the value represented by the exchange ratio will also vary. For example, based on the range of closing prices of FNB common stock during the period from June 14, 2011, the last full trading day before public announcement of the merger, through [                    ], 2011, the last practicable full trading day prior to the date we printed and mailed this proxy statement/prospectus, the exchange ratio represented a value ranging from a high of $[        ] on [                    ], 2011 to a low of $[        ] on [                    ], 2011 for each share of our common stock. Because the date on which FNB and we expect to complete the merger will be later than the date of our special meeting, at the time of our special meeting our shareholders will not know what the market value of FNB’s common stock will be upon completion of the merger.

If the merger is completed, the combined company may encounter integration difficulties or may fail to realize the anticipated benefits of the merger.

In determining that the merger was in the best interests of FNB and PFC, our respective boards of directors considered that enhanced earnings may result from the consummation of the merger, including the reduction of duplicate costs, improved efficiency and cross-marketing opportunities. The success of the merger will depend, in part, on the ability of the combined company to realize the anticipated benefits of the merger. The combined companies may not realize the anticipated benefits at all and such benefits may take longer to realize than FNB anticipates. Failure to achieve the anticipated benefits of the merger as anticipated could result in increased costs and decreased revenues of the combined company.

The combined company may not be able to integrate FNB’s traditional retail banking operations and our traditional thrift-focused operations without encountering difficulties, including, without limitation, the loss of key employees and customers, the disruption of our respective ongoing businesses or possible inconsistencies in standards, controls, procedures and policies.

If the merger is not completed, PFC will have incurred substantial expenses without its shareholders realizing the expected benefits of the merger.

PFC has incurred substantial expenses in connection with the transactions described in this proxy statement/prospectus, which are charged to earnings as incurred. If the merger is not completed, these expenses will still be charged to earnings even though we would not have realized the expected benefits of the merger. There can be no assurance that the merger will be completed.

The merger agreement may be terminated in accordance with its terms and the merger may not be completed.

The merger agreement is subject to a number of conditions which must be fulfilled in order to complete the merger. Those conditions include: approval of the merger agreement by PFC shareholders, regulatory approvals, absence of orders prohibiting the completion of the merger, effectiveness of the registration statement of which this proxy statement/prospectus is a part, approval of the shares of FNB common stock to be issued to PFC shareholders for listing on the NYSE, the continued accuracy of the representations and warranties by both parties and the performance by both parties of their covenants and agreements, and the receipt by both parties of legal opinions from their respective tax counsels. See “The Merger Agreement — Termination of the Merger Agreement” beginning on page 87 for a more complete discussion of the circumstances under which the merger agreement could be terminated. Therefore, the conditions to closing of the merger may not be fulfilled and the merger may not be completed.

Termination of the merger agreement could negatively affect PFC.

If the merger agreement is terminated, there may be various consequences, including:

•

PFC’s businesses may have been adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger; and

•	the market price of PFC common stock might decline to the extent that the current market price reflects a market assumption that the merger will be completed.

If the merger agreement is terminated and PFC’s board of directors seeks another merger or business combination, PFC shareholders cannot be certain that PFC will be able to find a party willing to offer equivalent or more attractive consideration than the consideration FNB has agreed to provide in the merger.

If the merger agreement is terminated under certain circumstances, PFC may be required to pay a break-up fee of $6.0 million net of (or including) expenses of up to $500,000 to FNB. See “The Merger Agreement — Break-up Fee; Expenses” beginning on page 88.

The need for regulatory approvals may delay the date of completion of the merger or may diminish the benefits of the merger.

FNB is required to obtain the approvals of several bank regulatory agencies prior to completing the merger. Satisfying any requirements of these regulatory agencies may delay the date of completion of the merger. In addition, you should be aware that, as in any transaction, it is possible that, among other things, restrictions on the combined operations of the two companies, including divestitures, may be sought by governmental agencies as a condition to obtaining the required regulatory approvals. This may diminish the benefits of the merger to the combined company or have an adverse effect on the combined company following the merger. See “Regulatory Approvals Required for the Merger and the Bank Merger” on page 69.

The merger agreement limits our ability to pursue alternatives to the merger.

The merger agreement contains provisions that, subject to limited exceptions, limit our ability to discuss, facilitate or enter into agreements with third parties to acquire us. If we avail ourselves of those limited exceptions, we will be obligated to pay FNB a break-up fee of $6.0 million if FNB or we terminate the merger agreement in specified circumstances. These provisions could discourage a potential competing acquiror that might have an interest in acquiring us from proposing or considering an acquisition of us even if that potential acquiror were prepared to pay a higher price to our shareholders than the merger consideration our shareholders will receive pursuant to the merger agreement.

PFC will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainties about the effect of the merger on employees and customers may have an adverse effect on PFC and consequently on FNB. These uncertainties may impair PFC’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with PFC to seek to change existing business relationships with PFC. Retention of certain employees may be challenging during the pendency of the merger, as certain employees may experience uncertainty about their future roles. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the business, PFC’s business prior to the merger and the combined company’s business following the merger could be negatively impacted. In addition, the merger agreement restricts PFC from making certain acquisitions and taking other specified actions until the merger occurs without the consent of FNB. These restrictions may prevent PFC from pursuing attractive business opportunities that may arise prior to the completion of the merger. See “The Merger Agreement — Covenants and Agreements” beginning on page 78 for a description of the restrictive covenants applicable to PFC.

Some of our directors and executive officers have interests in the merger that may differ from the interests of our shareholders including, if the merger is completed, the receipt of financial and other benefits.

The executive officers of PFC and FNB negotiated the terms of the merger agreement, the PFC and FNB boards of directors approved the merger agreement and our board of directors recommends that you vote to adopt the merger agreement, approve on an advisory (non-binding) basis the golden parachute compensation payable to our named executive officers in connection with the merger and approve the adjournment proposal. In considering these facts and the other information we have included in this proxy statement/prospectus or incorporated by reference in this proxy statement/prospectus, you should be aware that certain of our directors and executive officers have economic interests in the merger other than their interests as shareholders. For example, we are party to employment agreements or change of control agreements with some of our executive officers (one of whom is also a director), which provide for, among other things, cash payments following a change of control that is coupled with a termination of employment without cause. In addition, upon completion of the merger, Robert J. McCarthy, Jr., our President and Chief Executive Officer, will be appointed to the board of directors of the combined company, and a member of our or PFC Bank’s board of directors, who is mutually agreeable to FNB and us, will be appointed to the board of directors of the combined bank, with such person to be determined. The merger agreement also provides that either FNB or one of its subsidiaries agrees to offer employment on an at-will basis to certain of our executive officers and employees following the completion of the merger for purposes of assisting with a smooth transition of the operations of PFC and its subsidiaries. The merger agreement also provides for the continued indemnification of our current and former directors and executive officers following the merger and for the continuation for six years after the merger of directors’ and officers’ insurance for these individuals.

The unaudited pro forma condensed consolidated financial information included in this proxy statement/prospectus is preliminary and the actual financial condition and results of operations after the merger may differ materially.

The unaudited pro forma condensed consolidated financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what FNB’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated, nor is it necessarily indicative of the future financial condition or results of operations in future periods of the combined entity. The pro forma condensed consolidated financial information reflects adjustments, which are based upon preliminary estimates, to record the PFC identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation reflected in this proxy statement/prospectus is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of PFC as of the date of the completion of the merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this proxy statement/prospectus. See the section of this proxy statement/prospectus titled “Unaudited Pro Forma Condensed Consolidated Financial Information” beginning on page 19.

PFC shareholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

Following the merger, former PFC shareholders are expected to hold approximately 9% of the outstanding shares of FNB common stock. As a result, former PFC shareholders will have only limited ability to influence FNB’s business. Former PFC shareholders will not have separate approval rights with respect to any actions or decisions of FNB or have separate representation on FNB’s board of directors.

PFC shareholders do not have dissenters’ appraisal rights in the merger.

Dissenters’ rights are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Under the PBCL, shareholders do not have dissenters’ rights with respect to shares of any class of stock which, at the record date fixed to determine shareholders entitled to receive notice of and to vote at the meeting of shareholders at which a merger or consolidation was acted on, were listed on a national securities exchange. Because PFC’s common stock is listed on the NASDAQ, a national securities exchange, holders of PFC common stock will not be entitled to dissenters’ appraisal rights in the merger with respect to their shares of PFC common stock.

The fairness opinion obtained by PFC from its financial advisor will not reflect changes in circumstances subsequent to the date of the fairness opinion.

KBW, PFC’s financial advisor in connection with the proposed merger, has delivered to the board of directors of PFC its opinion dated as of June 15, 2011. The opinion of KBW stated that as of such date, and based upon and subject to the factors and assumptions set forth therein, the consideration to be received in the merger was fair to the PFC common shareholders from a financial point of view. The opinion does not reflect changes that may occur or may have occurred after the date of the opinion, including changes to the operations and prospects of FNB or PFC, changes in general market and economic conditions or regulatory or other factors. Any such changes, or changes in other factors on which the opinion is based, may materially alter or affect the relative values of FNB and PFC.

Risks Related to Owning FNB Common Stock

The combined company’s status as a holding company makes it dependent on dividends from its subsidiaries to meet its obligations.

The combined company will be a holding company and will conduct almost all of its operations through its subsidiaries. The combined company will not have any significant assets other than the stock of its subsidiaries and approximately $141.7 million in cash as of June 30, 2011. Accordingly, the combined company will depend on dividends from its subsidiaries to meet its obligations. The combined company’s right to participate in any distribution of earnings or assets of its subsidiaries is subject to the prior claims of creditors of such subsidiaries. Under federal law, the amount of dividends that a national bank such as FNB Bank may pay in a calendar year is dependent on the amount of its net income for the year combined with its retained net income for the two preceding years. The OCC has the authority to prohibit the payment of dividends by a national bank when it determines such payment to be an unsafe and unsound banking practice. In addition, FNB Bank would be prohibited by federal statute and the OCC’s prompt corrective action regulations from making any capital distribution if, after giving effect to the distribution, FNB Bank would be classified as “undercapitalized” under the OCC’s regulations.

Interest rate volatility could significantly harm the combined company’s business.

The combined company’s results of operations will be affected by the monetary and fiscal policies of the federal government. A significant component of the combined company’s earnings will consist of its net interest income, which is the difference between the income from interest-earning assets, such as loans and investments, and the expense of interest-bearing liabilities, such as deposits and borrowings. A change in market interest rates could adversely affect the combined company’s earnings if market interest rates change such that the interest the combined company pays on deposits and borrowings increases faster than the interest it collects on loans and investments. Consequently, the combined company, along with other financial institutions generally, will be sensitive to interest rate fluctuations.

The Dodd-Frank Act makes fundamental changes in the regulation of the financial services industry, some of which may adversely affect the combined company’s business.

The Dodd-Frank Act imposes new regulatory requirements and oversight over banks and other financial institutions in a number of ways, among which are: (i) creating the Consumer Financial Protection Bureau, or the CFPB, to regulate consumer financial products and services; (ii) creating the Financial Stability Oversight Council to identify and impose additional regulatory oversight on large financial firms; (iii) granting orderly liquidation authority to the FDIC for the liquidation of financial corporations that pose a risk to the financial system of the United States; (iv) limiting debit card interchange fees; (v) adopting certain changes to shareholder rights, including a shareholder “say on pay” vote on executive compensation; (vi) strengthening the SEC’s powers to regulate securities markets; (vii) regulating OTC derivative markets; (viii) making more loans subject to provisions for higher cost loans, new disclosures, and certain other revisions; (ix) providing consumers a defense of set-off or recoupment in a foreclosure or collection action if the lender violates the newly created “reasonable ability to repay” provision; and (x) amending the Truth in Lending Act with respect to mortgage originations, including originator compensation, disallowing mandatory arbitration, and prepayment considerations. Regulators are tasked with adopting regulations that enact and define the breadth and scope of many of these changes. Many of the regulations that must be adopted under the Dodd-Frank Act have yet to be proposed, and it is difficult to gauge the impact of certain provisions of the Dodd-Frank Act because so many important details related to the concepts adopted in the Dodd-Frank Act were left within the discretion of the regulators. For example, the CFPB has the power to adopt new regulations to protect consumers, which power it may exercise at its discretion so long as it advances the general concept of the protection of consumers. Consequently, the impact of these regulations and other regulations to be adopted pursuant to the Dodd-Frank Act is unclear, but may impair the combined company’s ability to meet all of the product needs of its customers, lead customers to seek financial solutions and products through nonbanking channels and adversely affect the combined company’s profits. Moreover, the increased regulatory scrutiny set forth in the bill and the various proposed mechanisms by which the regulated entities reimburse the regulatory agencies for the increased costs associated with implementing the increased regulatory scrutiny will likely increase the combined company’s cost of compliance, divert its resources and may adversely affect profits.

Among those regulations that have been proposed or adopted, the following may adversely affect the business of the combined company:

•	limitations on debit card interchange fees may affect its profits;

•	changing the methodology for calculating deposit insurance premium rates will become more complex, less predictable and more pro-cyclical, adversely affecting its profits and diverting its resources;

•	changing the procedures for liquidation may adversely impact its credit ratings and adversely impact its liquidity, profits, and its ability to fund itself;

•	increases in requirements for regulatory capital while eliminating certain sources of capital may adversely affect its profits; and

•	the ability to pay interest on commercial demand deposit accounts may increase its interest expenses.

These provisions may limit the types of products the combined company is able to offer, the methods of offering them, and prices at which they are offered. They may also increase the cost of offering these products. These provisions likely will affect different financial institutions in different ways, and therefore, may also affect the competitive landscape.

Increases in or required prepayments of FDIC insurance premiums may adversely affect the combined company’s earnings.

Since 2008, higher levels of bank failures have dramatically increased resolution costs of the FDIC and depleted its Deposit Insurance Fund, or DIF. In addition, the FDIC instituted temporary programs, some of which were made permanent by the Dodd-Frank Act, to further insure customer deposits at FDIC insured banks, which have placed additional stress on the deposit insurance fund.

In order to maintain a strong funding position and restore reserve ratios of the DIF, the FDIC has increased assessment rates of insured institutions. In addition, on November 12, 2009, the FDIC adopted a rule requiring banks to prepay three years’ worth of premiums to replenish the depleted insurance fund. With the enactment of the Dodd-Frank Act in July 2010, the minimum reserve ratio for the DIF was increased from 1.15% to 1.35% of estimated insured deposits, or the assessment base, and the FDIC was directed to take the steps needed to cause the reserve ratio of the DIF to reach 1.35% of estimated insured deposits by September 30, 2020. On December 15, 2010, as part of its long-range management plan to ensure that the DIF is able to maintain a positive balance despite banking crises and steady, moderate assessment rates despite economic and credit cycles, the FDIC set the DIF’s designated reserve ratio, or DRR, at 2% of estimated insured deposits. The FDIC is required to offset the effect of the increased minimum reserve ratio for banks with assets of less than $10 billion, so smaller community banks will be spared the cost of funding the increase in the minimum reserve ratio. The assets of FNB Bank are expected to exceed the $10 billion threshold upon completion of the merger.

Historically, the FDIC utilized a risk-based assessment system that imposed insurance premiums based upon a risk matrix that takes into account several components, including but not limited to the bank’s capital level and supervisory rating. Pursuant to the Dodd-Frank Act, in February 2011 the FDIC amended its regulations to base insurance assessments on the average consolidated assets less the average tangible equity of the insured depository institution during the assessment period; to set deposit insurance assessment rates in light of the new assessment base; and to revise the assessment system applicable to large banks (having at least $10 billion in total assets) to better differentiate for the risks that a large bank could pose to the DIF.

The likely effect of the new assessment scheme will be to increase assessment fees for institutions that rely more heavily on nondeposit funding sources. However, the higher assessments for institutions that have relied on nondeposit sources of funding in the past could force these institutions to change their funding models and more actively search for deposits. If this happens, it could drive up the costs to attain deposits across the market, a situation that would negatively impact community banks like FNB Bank, which derive the majority of their funding from deposits.

The combined company generally will be unable to control the amount of premiums that it is required to pay for FDIC insurance. Any future increases in or required prepayments of FDIC insurance premiums may adversely affect the combined company’s financial condition or results of operations. In light of the recent increases in the assessment rates, the potential for additional increases, and the likelihood that the combined company will have more than $10 billion in assets following the merger and thus be considered a large bank, FNB Bank may be required to pay additional amounts to the DIF, which could have an adverse effect on its earnings. If FNB Bank’s deposit insurance premium assessment rate increases again, either because of its risk classification, because of emergency assessments, or because of another uniform increase, the earnings of the combined company could be further adversely impacted.

The recent repeal of federal prohibitions on payment of interest on demand deposits could increase the combined company’s interest expense.

All federal prohibitions on the ability of financial institutions to pay interest on demand deposit accounts were repealed as part of the Dodd-Frank Act. As a result, beginning on July 21, 2011, financial institutions may offer interest on demand deposits to compete for clients. We will consider the initiatives of competitors as we evaluate and develop our interest bearing deposit products. The combined company’s interest expense will increase and its net interest margin will decrease if its bank subsidiary begins offering interest on demand deposits to attract additional customers or maintain current customers. This could have a material adverse effect on the combined company’s business, financial condition and results of operations.

Recently adopted rules regulating the imposition of debit card income may adversely affect the operations of the combined company.

On June 29, 2011, the Federal Reserve Board, pursuant to its authority under the Dodd-Frank Act, issued rules regarding interchange fees charged for electronic debit transactions by payment card issuers having assets over $10 billion, adopting a per-transaction interchange cap base of $0.21 plus a 5-basis point fraud loss adjustment per transaction. The Federal Reserve Board deemed such fees reasonable and proportional to the actual cost of a transaction to the issuer. Entities having assets in excess of $10 billion as of December 31, 2011 will be required to comply with those rules effective as of July 1, 2012. Beginning in 2012 and for each calendar year thereafter, entities having assets in excess of $10 billion as of the end of that calendar year will be required to comply with those rules no later than the immediately following July 1. FNB currently has less than $10 billion in assets. Although entities having assets of less than $10 billion, such as FNB, are exempt from these rules, nevertheless, their activities as debit card issuers may be affected indirectly if they must match new, lower fee structures implemented by larger financial institutions in order to remain competitive. Such lower fees could adversely impact the revenue FNB earns from debit interchange fees, which were equal to $15.2 million for 2010 and $8.6 million for the six months ended June 30, 2011.

Although FNB currently has less than $10 billion in assets, upon completion of the merger between FNB and PFC in January 2012, the combined company will have assets in excess of $10 billion and will become subject to the Federal Reserve Board rules concerning debit card interchange fees, effective as of July 1, 2013. If FNB is determined to have more than $10 billion in assets as of December 31, 2011, FNB would become subject to those rules effective as of July 1, 2012. FNB estimates that the combined company’s revenues earned from interchange fees could decrease by $9.0 million or more per year, without taking into consideration potential mitigation strategies the combined company may employ.

The combined company’s results of operations will be significantly affected by the ability of its borrowers to repay their loans.

Lending money is an essential part of the banking business. However, borrowers do not always repay their loans. The risk of non-payment is affected by:

•	credit risks of a particular borrower;

•	changes in economic, industry and regulatory conditions;

•	the duration of the loan;

•	the repricing of variable rate loans; and

•	in the case of a collateralized loan, uncertainties as to the future value of the collateral.

Generally, commercial/industrial, construction and commercial real estate loans present a greater risk of non-payment by a borrower than other types of loans. In addition, consumer loans typically have shorter terms and lower balances with higher yields compared to real estate mortgage loans, but generally carry higher risks of default. Consumer loan collections depend on the borrower’s continuing financial stability, and thus are more likely to be affected by adverse personal circumstances. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount that can be recovered on these loans.

The combined company’s financial condition and results of operations would be adversely affected if its allowance for loan losses is not sufficient to absorb actual losses.

There is no precise method of estimating loan losses. The combined company can give no assurance that its allowance for loan losses is or will be sufficient to absorb actual loan losses. Excess loan losses could have a material adverse effect on the combined company’s financial condition and results of operations. FNB seeks to maintain an adequate allowance for loan losses to provide for estimated losses in its loan portfolio. FNB periodically determines the amount of its allowance for loan losses based upon consideration of several factors, including:

•	a regular review of the quality, mix and size of the overall loan portfolio;

•	historical loan loss experience;

•	evaluation of non-performing loans;

•	geographic concentration;

•	assessment of economic conditions and their effects on FNB’s existing portfolio; and

•	the amount and quality of collateral, including guarantees, securing loans.

A significant amount of the PFC loan portfolio consists of geographically diverse, out-of-area mortgage loans that are serviced by others. These may have a higher risk of loss than loans originated by PFC because a large number of those loans are collateralized by single family homes located in areas which are experiencing greater economic volatility than in PFC’s core market area in western Pennsylvania, and the combined company may have limited control over credit monitoring.

There were approximately $252 million of out-of-area mortgage loans in PFC’s loan portfolio at June 30, 201l collateralized by single family homes throughout the United States, a significant portion of which is located in areas affected by falling home prices and excess housing supply. If these economic pressures continue for an extended period of time, it is possible losses will be realized if the current assessments of fair value deteriorate. At the time of origination, the substantial majority of those loans were jumbo loans, which are generally larger in size and more sensitive to housing price fluctuations. Because these loans are serviced by national service providers, collection efforts may be affected by servicing difficulties by the national service providers, which will be beyond the control of the combined company’s collection staff. An increase in the combined company’s non-performing loans could result in higher loan losses and reduced earnings.

Changes in economic conditions and the composition of the combined company’s loan portfolio could lead to higher loan charge-offs or an increase in the combined company’s provision for loan losses and may reduce the combined company’s net income.

Changes in national and regional economic conditions continue to impact the loan portfolios of FNB and PFC. For example, an increase in unemployment, a decrease in real estate values or changes in interest rates, as well as other factors, have weakened the economies of the communities that FNB and PFC serve. Weakness in the market areas served by FNB and PNC could depress the earnings and consequently the financial condition of the combined company because customers may not want or need the combined company’s products or services; borrowers may not be able to repay their loans; the value of the collateral securing the combined company’s loans to borrowers may decline; and the quality of the combined company’s loan portfolio may decline. Any of the latter three scenarios could require the combined company to charge-off a higher percentage of its loans and/or increase its provision for loan losses, which would reduce its net income.

The combined company’s financial condition may be adversely affected if it is unable to attract sufficient deposits to fund its anticipated loan growth.

The combined company will fund its loan growth primarily through deposits. To the extent that the combined company is unable to attract and maintain sufficient levels of deposits to fund its loan growth, it would be required to raise additional funds through public or private financings. FNB can give no assurance that it would be able to obtain these funds on terms that are attractive to it.

The combined company could experience significant difficulties and complications in connection with its growth and acquisition strategy.

FNB has grown significantly over the last few years and intends to seek to continue to grow by acquiring financial institutions and branches as well as non-depository entities engaged in permissible activities for its financial institution subsidiaries. However, the market for acquisitions is highly competitive. The combined company may not be as successful in identifying financial institutions and branch acquisition candidates, integrating acquired institutions or preventing deposit erosion at acquired institutions or branches as it currently anticipates.

As part of this acquisition strategy, the combined company may acquire additional banks and non-bank entities that it believes provide a strategic fit with its business. To the extent that the combined company is successful with this strategy, it cannot assure you that it will be able to manage this growth adequately and profitably. For example, acquiring any bank or non-bank entity will involve risks commonly associated with acquisitions, including:

•	potential exposure to unknown or contingent liabilities of banks and non-bank entities the combined company acquires;

•	exposure to potential asset quality issues of acquired banks and non-bank entities;

•	potential disruption to the combined company’s business;

•	potential diversion of the time and attention of the combined company’s management; and

•	the possible loss of key employees and customers of the banks and other businesses the combined company acquires.

In addition to acquisitions, the combined company may expand into additional communities or attempt to strengthen its position in its current markets by undertaking additional de novo branch openings. Based on its experience, FNB believes that it generally takes up to three years for new banking facilities to achieve operational profitability due to the impact of organizational and overhead expenses and the start-up phase of generating loans and deposits. To the extent that the combined company undertakes additional de novo branch openings, it is likely to continue to experience the effects of higher operating expenses relative to operating income from the new banking facilities, which may have an adverse effect on its net income, earnings per share, return on average shareholders’ equity and return on average assets.

The combined company may encounter unforeseen expenses, as well as difficulties and complications in integrating expanded operations and new employees without disruption to its overall operations. Following each acquisition, the combined company must expend substantial resources to integrate the entities. The integration of non-banking entities often involves combining different industry cultures and business methodologies. The failure to integrate successfully the entities the combined company acquires with its existing operations may adversely affect its results of operations and financial condition.

The combined company’s results of operations may be adversely affected if asset valuations cause other-than-temporary impairment or goodwill impairment charges.

The combined company may be required to record future impairment charges on its investment securities if they suffer declines in value that are considered other-than-temporary. Numerous factors, including lack of liquidity for re-sales of certain investment securities, absence of reliable pricing information for investment securities, adverse changes in business climate, adverse actions by regulators, or unanticipated changes in the competitive environment could have a negative effect on the combined company’s investment portfolio in future periods. Goodwill is assessed annually for impairment and declines in value could result in a future non-cash charge to earnings. If an impairment charge is significant enough it could affect the ability of FNB Bank to pay dividends to the combined company, which could have a material adverse effect on the combined company’s liquidity and its ability to pay dividends to shareholders and could also negatively impact its regulatory capital ratios and result in FNB Bank not being classified as “well-capitalized” for regulatory purposes.

The combined company could be adversely affected by changes in the law, especially changes in the regulation of the banking industry.

The combined company and its subsidiaries will operate in a highly regulated environment and will be subject to supervision and regulation by several governmental regulatory agencies, including the Federal Reserve Board, the OCC and the FDIC. Regulations are generally intended to provide protection for depositors, borrowers and other customers rather than for investors. We are subject to changes in federal and state law, regulations, governmental policies, tax laws and accounting principles. Changes in regulations or the regulatory environment could adversely affect the banking industry as a whole and could limit our growth and the return to investors by restricting such activities as:

•	the payment of dividends;

•	mergers with or acquisitions of other institutions;

•	investments;

•	loans and interest rates;

•	assessments of fees, such as overdraft and electronic transfer interchange fees;

•	the provision of securities, insurance or trust services; and

•	the types of non-deposit activities in which the combined company’s financial institution subsidiaries may engage.

Under regulatory capital adequacy guidelines and other regulatory requirements, the combined company and its subsidiary bank must meet guidelines subject to qualitative judgments by regulators about components, risk weightings and other factors. From time to time, the regulators implement changes to these regulatory capital adequacy guidelines. Changes resulting from the Dodd-Frank Act and the regulatory accords on international banking institutions formulated by the Basel Committee on Banking Supervision and implemented by the Federal Reserve Board, when fully phased in, will likely require us to satisfy additional, more stringent capital adequacy standards.

In December 2010, the Basel Committee released its final framework for strengthening international capital and liquidity regulation, now officially identified by the Basel Committee as “Basel III.” Basel III, when implemented by the U.S. banking agencies beginning on January 1, 2013 and fully phased-in on January 1, 2019, will require bank holding companies and their bank subsidiaries to maintain substantially more capital, with a greater emphasis on common equity. Basel III also provides for a “countercyclical capital buffer,” an additional capital requirement that generally is to be imposed when national regulators determine that excess aggregate credit growth has become associated with a buildup of systemic risk, in order to absorb losses during periods of economic stress. Banking institutions that maintain insufficient capital to comply with the capital conservation buffer will face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall. Additionally, the Basel III framework requires banks and bank holding companies to measure their liquidity against specific liquidity tests, including a liquidity coverage ratio, or LCR, which is designed to ensure that the banking entity maintains a level of unencumbered high-quality liquid assets greater than or equal to the entity’s expected net cash outflow for a 30-day time horizon under an acute liquidity stress scenario, and a net stable funding ratio, or NSFR, designed to promote more medium- and long-term funding based on the liquidity characteristics of the assets and activities of banking entities over a one-year time horizon. The LCR and NSFR have proposed adoption dates beginning in 2015 and 2018, respectively.

The U.S. banking agencies have indicated informally that they expect to propose regulations implementing Basel III later in 2011 with final adoption of implementing regulations in mid-2012. Given that the Basel III rules are subject later to change, and the scope and content of capital regulations that the U.S. banking agencies may adopt under the Dodd-Frank Act is uncertain, it is uncertain what impact the new capital regulations will have on the combined company’s capital ratios. These changes to present capital and liquidity requirements could restrict the combined company’s activities and require it to maintain additional capital. Compliance with heightened capital standards may reduce its ability to generate or originate revenue-producing assets and thereby restrict revenue generation from banking and non-banking operations. If the combined company fails to meet these minimum liquidity capital guidelines and other regulatory requirements, its financial condition would be materially and adversely affected.

The combined company may elect or be compelled to seek additional capital in the future, but that capital may not be available when it is needed.

The combined company may need to raise additional capital in the future to provide itself with sufficient capital resources and liquidity to meet its commitments and business needs. The combined company’s ability to raise additional capital, if needed, will depend on conditions in the capital markets, economic conditions and a number of other factors, many of which are outside its control, and on its financial performance. Accordingly, there can be no assurance of the combined company’s ability to raise additional capital if needed or on terms acceptable to it. If the combined company cannot raise additional capital when needed, it may have a material adverse effect on its financial condition, results of operations and prospects.

The prolonged negative effect of the recession and weak economic recovery may adversely affect the combined company’s financial performance.

The severe recession and weak economic recovery have resulted in continued uncertainty in the financial and credit markets in general. There is also concern about the possibility of another economic downturn. The Federal Reserve Board, in an attempt to stimulate the overall economy, has, among other things, kept interest rates low through its targeted federal funds rate and purchased mortgage-backed securities. If the Federal Reserve Board increases the federal funds rate, overall interest rates will likely rise which may negatively impact the housing markets and the U.S. economic recovery. A prolonged weakness in the economy generally, and in the financial services industry in particular, could negatively affect the combined company’s operations by causing an increase in loan delinquencies and nonperforming assets, decreases in loan collateral values and a decrease in demand for our products and services, among other things, any of which could have a material adverse impact on our financial condition and results of operations.

The combined company will rely heavily on the proper functioning of its technology.

The combined company will rely heavily on communications and information systems to conduct its business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in the combined company’s customer relationship management, general ledger, deposit, loan and other systems. Although FNB has policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of these information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of the combined company’s information systems could damage its reputation, result in a loss of customer business, subject it to additional regulatory scrutiny, or expose it to civil litigation and possible financial liability, any of which could have a material adverse effect on the combined company’s financial condition and results of operations.

Certain provisions of FNB’s articles of incorporation and bylaws and the FBCA may discourage takeovers.

FNB’s articles of incorporation and bylaws contain certain anti-takeover provisions that may discourage or may make more difficult or expensive a tender offer, change in control or takeover attempt that is opposed by FNB’s board of directors. In particular, FNB’s articles of incorporation and bylaws:

•	permit shareholders to remove directors only for cause;

•	do not permit shareholders to take action except at an annual or special meeting of shareholders;

•	require shareholders to give FNB advance notice to nominate candidates for election to its board of directors or to make shareholder proposals at a shareholders’ meeting;

•	permit FNB’s board of directors to issue, without shareholder approval unless otherwise required by law, preferred stock with such terms as its board of directors may determine; and

•	require the vote of the holders of at least 75% of FNB’s voting shares for shareholder amendments to its bylaws.

Under the FBCA, approval of a business combination with another corporation whose shareholders own 10% or more of the voting shares of that corporation requires the affirmative vote of holders of at least two-thirds of the voting shares not owned by such shareholders, unless a majority of the corporation’s disinterested directors approves the merger. In addition, the FBCA generally provides that shares of a corporation acquired in excess of certain specified thresholds will not possess any voting rights unless a majority vote of the corporation’s disinterested shareholders approves the voting rights.

These provisions of FNB’s articles of incorporation and bylaws and of the FBCA could discourage potential acquisition proposals and could delay or prevent a change in control, even though a majority of FNB’s shareholders may consider such proposals desirable. Such provisions could also make it more difficult for third parties to remove and replace the members of FNB’s board of directors. Moreover, these provisions could diminish the opportunities for shareholders to participate in certain tender offers, including tender offers at prices above the then-current market price of FNB’s common stock, and may also inhibit increases in the trading price of FNB’s common stock that could result from takeover attempts.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains a number of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, earnings outlook, business and prospects of FNB and us, and the potential combined company, as well as statements applicable to the period following the completion of the merger. You can find many of these statements by looking for words such as “plan,” “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “potential,” “possible” or other similar expressions.

These forward-looking statements involve certain risks and uncertainties. The ability of either FNB or us to predict results or the actual effects of our plans and strategies, particularly after the merger, is inherently uncertain. Accordingly, actual results may differ materially from anticipated results. Some of the factors that may cause actual results or earnings to differ materially from those contemplated by the forward-looking statements include, but are not limited to, those discussed under “Risk Factors Relating to the Merger” beginning on page 26, as well as the following factors:

•	FNB and we may not successfully integrate or the integration may be more difficult, time-consuming or costly than we currently anticipate;

•	FNB and we may not realize the revenue synergies we anticipate following the integration of our businesses;

•	revenues may be lower than expected following the merger;

•

deposit attrition, operating costs, loss of customers and business disruption, including, without limitation, any difficulties in maintaining relationships with our employees, customers or suppliers may be greater than anticipated following the merger;

•	higher than expected increases in FNB’s or our loan losses or in the level of non-performing loans;

•	higher than expected charges FNB incurs in connection with marking our assets to fair value;

•	other than temporary impairments or declines in value in FNB’s or our investment portfolios;

•	FNB and we may not obtain the regulatory approvals for the merger on acceptable terms, on the anticipated schedule or at all;

•	we may not obtain the requisite vote of our shareholders necessary to adopt the merger agreement;

•	the PFC Preferred Stock is not purchased by FNB, or redeemed by us, from the U.S. Treasury at or prior to the closing of the merger;

•	competitive pressure among financial services companies is intense and may further intensify;

•	a continued weakness or unexpected decline in the U.S. economy;

•	changes in the interest rate environment may reduce net interest margins and impact funding sources;

•	changes in market interest rates and prices may adversely impact the value of financial products and assets;

•	higher than expected FDIC insurance assessments;

•	changes in accounting policies or accounting standards;

•

legislation or changes in the regulatory environment (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and related regulations) may adversely affect the businesses in which FNB and we engage and result in increased compliance costs and/or require FNB and us to change our business models;

•	litigation liabilities, including costs, expenses, settlements and judgments, may adversely affect either company or their businesses; and

•	material adverse changes in FNB’s or our operations or earnings.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed in or implied by these forward-looking statements. You should not place undue reliance on these statements, which speak only as of the date of this proxy statement/prospectus or as of the date of any document incorporated by reference in this proxy statement/prospectus.

All forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus and attributable to FNB or us or any person acting on FNB’s or our behalf are expressly qualified in their entirety by the cautionary statements contained or that are referred to in this section. Unless required by applicable law or regulation, FNB and we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

Reference is also made to the “Risk Factors Relating to the Merger” portion of this proxy statement/prospectus. We recommend that you read this information carefully for potential risks that relate to the proposed merger between FNB and us.

THE PARTIES TO THE MERGER

FNB

F.N.B. Corporation

One F.N.B. Boulevard

Hermitage, Pennsylvania 16148

(724) 981-6000

FNB is a diversified financial services holding company headquartered in Hermitage, Pennsylvania that had $9.9 billion in assets as of June 30, 2011. FNB provides a broad range of financial services to its customers through FNB Bank and FNB’s insurance agency, consumer finance, trust company, wealth management and merchant banking subsidiaries.

As of June 30, 2011, FNB had 235 community banking offices in Pennsylvania and eastern Ohio, a leasing company and eight insurance agency locations. FNB Bank offers the services traditionally offered by full-service commercial banks, including commercial and individual demand and time deposit accounts and commercial, mortgage and individual installment loans. FNB Bank also offers various alternative investment products, including mutual funds and annuities. As of June 30, 2011, FNB Bank had total assets, total liabilities and total shareholders’ equity of approximately $9.7 billion, $8.4 billion and $1.3 billion, respectively.

Regency Finance, FNB’s consumer finance subsidiary, has 22 offices in Pennsylvania, 19 offices in Tennessee, 16 offices in Ohio, and 7 offices in Kentucky. Regency Finance principally makes personal installment loans to individuals and purchases installment sales finance contracts from retail merchants.

Another FNB subsidiary, First National Trust Company, provides a broad range of personal and corporate fiduciary services, including the administration of decedent and trust estates. First National Trust Company had approximately $2.4 billion of assets under management as of June 30, 2011.

First National Investment Services Company, LLC offers a broad array of investment products and services for wealth management customers through a networking relationship with a brokerage firm. F.N.B. Investment Advisors, Inc., an investment advisor registered with the SEC, offers wealth management customers objective investment programs featuring mutual funds, annuities, stocks and bonds.

FNB’s insurance segment operates principally through First National Insurance Agency, LLC, or FNIA. FNIA is a full-service insurance agency offering a broad line of commercial and personal insurance through major carriers to businesses and individuals primarily within FNB’s geographic markets.

FNB’s insurance segment also includes a reinsurance subsidiary, Penn-Ohio Life Insurance Company, which underwrites, as a reinsurer, credit life and accident and health insurance sold by FNB’s lending subsidiaries. In addition, FNB Bank has a direct subsidiary, First National Corporation, a Pennsylvania corporation, that offers title insurance products.

F.N.B. Capital Corporation, FNB’s merchant banking subsidiary, offers subordinated debt and other types of financing options for small- to medium-sized commercial enterprises that need financial assistance beyond the parameters of typical commercial bank lending products.

For additional information about FNB, see “Where You Can Find More Information,” beginning on page 112.

PFC

Parkvale Financial Corporation

Parkvale Bank Building

4220 William Penn Highway

Monroeville, Pennsylvania 15146

(412) 373-7200

PFC is a unitary savings and loan holding company incorporated under the laws of the Commonwealth of Pennsylvania. PFC conducts its business primarily through its wholly owned subsidiary, PFC Bank, a Pennsylvania chartered permanent reserve fund stock savings bank headquartered in Monroeville, Pennsylvania. PFC also originates loans in the greater Columbus, Ohio metropolitan area through its wholly owned subsidiary Parkvale Mortgage Corporation.

PFC Bank conducts business in the greater tri-state area through 47 full-service offices using the trade name Parkvale Bank with 40 offices in Allegheny, Beaver, Butler, Fayette, Washington and Westmoreland Counties of Pennsylvania, two branches in West Virginia and five branches in Ohio. With total assets of $1.8 billion at June 30, 2011, PFC was the eighth largest financial institution in western Pennsylvania.

The primary business of PFC consists of attracting deposits from the general public in the communities that it serves and investing such deposits, together with other funds, in residential real estate loans, consumer loans, commercial loans, and investment securities. PFC focuses on providing a wide range of consumer and commercial services to individuals, partnerships and corporations in the greater Pittsburgh metropolitan area, which comprises its primary market area. In addition to the loans described above, these services include various types of deposit and checking accounts, including commercial checking accounts and automated teller machines as part of the STAR network.

As of June 30, 2011, PFC had $1.8 billion in total assets, $1.5 billion in deposits and $124.2 million in shareholders’ equity.

For additional information about PFC, see “Where You Can Find More Information,” beginning on page 112 of this proxy statement/prospectus.

OUR SPECIAL MEETING

This section contains information for our shareholders about the special meeting of shareholders we have called to consider adoption of the merger agreement, approval of the golden parachute proposal and approval of the adjournment proposal.

General

We are furnishing this proxy statement/prospectus to the holders of our common stock as of the record date for use at our special meeting and any adjournment or postponement of our special meeting.

When and Where We Will Hold Our Special Meeting

We will hold our special meeting on Thursday, December 15, 2011, at 10:00 a.m., local time, at the Parkvale Bank Building, 4220 William Penn Highway, Monroeville, Pennsylvania 15146, subject to any adjournment or postponement of our special meeting.

The Matters Our Shareholders Will Consider

The purpose of our special meeting is to consider and vote upon:

•	Proposal 1 — A proposal to adopt the merger agreement between FNB and us;

•	Proposal 2 — An advisory (non-binding) proposal to approve the golden parachute compensation payable to the named executive officers of PFC in connection with the merger;

•

Proposal 3 — A proposal to grant discretionary authority to our board of directors to adjourn our special meeting if necessary to permit us to solicit additional proxies from our shareholders in the event a quorum is present at our special meeting but there are insufficient votes to adopt the merger agreement; and

•	Such other business as may properly come before our special meeting and any adjournment or postponement of our special meeting.

Our shareholders must adopt Proposal No. 1 for the merger to occur. If our shareholders do not approve this proposal, our merger with FNB will not occur.

As of the date of this proxy statement/prospectus, our board of directors is unaware of any other matter, other than as set forth above, which a shareholder may present for action at our special meeting. If a shareholder properly presents another matter, the proxies will vote in accordance with their judgment with respect to any such other matter.

Record Date; Shares Outstanding and Entitled to Vote

Our board of directors has fixed the close of business on October 20, 2011 as the record date for the determination of holders of our common stock entitled to notice of, and to vote at, our special meeting and any adjournment or postponement of our special meeting.

On the record date, we had 5,582,846 issued and outstanding shares of common stock that were entitled to vote at our special meeting, held by approximately [            ] holders of record. Each share of our common stock is entitled to cast one vote on all matters that are properly submitted to our shareholders at our special meeting.

Quorum

The presence, in person or by properly executed proxy, of the holders of at least a majority of our outstanding shares of common stock on the record date is necessary to constitute a quorum at our special meeting. We will count abstentions and broker non-votes for the purpose of determining whether a quorum is present. A quorum must be present in order for the votes on the merger proposal, the golden parachute proposal and the adjournment proposal to occur.

Based on the number of shares of our common stock issued and outstanding as of the record date, 2,791,424 shares of our common stock must be present in person or represented by proxy at our special meeting to constitute a quorum.

Shareholder Vote Required

Adopt the Merger Agreement. Adoption of the merger agreement requires the affirmative vote of a majority of the votes cast by the holders of our common stock entitled to vote thereon at a shareholders’ meeting at which a quorum is present. Accordingly, we urge you to complete, date and sign the accompanying proxy card and return it promptly in the enclosed postage-paid envelope.

When considering our board of directors’ recommendation that you vote in favor of adoption of the merger agreement, you should be aware that certain of our executive officers and directors have interests in the merger that may be different from, or in addition to, your and their interests as shareholders. See “Proposal No. 1 — Proposal to Adopt the Merger Agreement — Interests of PFC’s Directors and Executive Officers in the Merger” beginning on page 62.

Advisory (Non-binding) Vote Regarding Golden Parachute Compensation. The affirmative vote of a majority of the votes cast by the holders of our common stock entitled to vote thereon at a shareholders’ meeting at which a quorum is present is required to approve on an advisory (non-binding) basis, PFC’s golden parachute compensation payable to the named executive officers of PFC in connection with the merger.

Discretionary Authority to Adjourn Our Special Meeting. The affirmative vote of the holders of a majority of the votes cast by the holders of our common stock entitled to vote thereon at a shareholders’ meeting at which a quorum is present is required to approve the proposal to grant discretionary authority to adjourn our special meeting if necessary to solicit additional proxies from our shareholders for the merger proposal.

Director and Executive Officer Voting

As of the record date, our directors and executive officers and their affiliates beneficially owned 916,994 shares of our common stock (excluding stock options), or approximately 16.4% of our issued and outstanding common stock entitled to vote at our special meeting. Our executive officers and directors have advised us that they will vote FOR adoption of the merger agreement, FOR approval, on an advisory (non-binding) basis, of the golden parachute proposal and FOR approval of the adjournment proposal. All of our directors have entered into voting agreements with FNB whereby they agree to vote FOR adoption of the merger agreement.

Proxies

Voting. You should complete and return the proxy card accompanying this proxy statement/prospectus in order to ensure that we can count your vote at our special meeting and at any adjournment or postponement of our special meeting, regardless of whether you plan to attend our special meeting. If you sign and return your proxy card and do not indicate how you want to vote, we will count your proxy card as a vote in favor of adoption of the merger agreement, in favor of approval on an advisory (non-binding) basis of the golden parachute proposal and in favor of approval of the adjournment proposal.

If you hold your shares of our common stock in the name of a bank, broker, nominee or other holder of record, you will receive instructions from the bank, broker, nominee or other holder of record that you must follow in order to vote your shares of our common stock.

Revocability. You may revoke your proxy at any time before we conduct the vote at our special meeting. If you have not voted through a bank, broker, nominee or other holder of record, you may revoke your proxy by:

•	submitting a properly executed proxy with a later date;

•	submitting written notice of revocation to our corporate secretary prior to the voting of that proxy at our special meeting; or

•	voting in person at our special meeting.

However, simply attending our special meeting without voting will not revoke an earlier proxy.

You should address any written notices of revocation and other communications regarding the revocation of your proxy to:

Parkvale Financial Corporation

Parkvale Bank Building

4220 William Penn Highway

Monroeville, Pennsylvania 15146

Attention: Deborah M. Cardillo, Corporate Secretary

If you hold your shares of our common stock in the name of a bank, broker, nominee or other holder of record, you should follow the instructions of the bank, broker, nominee or other holder of record regarding the revocation of proxies.

How We Count Proxy Votes. The proxies will vote all shares of our common stock represented by properly executed proxy cards we receive before the voting concludes at our special meeting, and not revoked, in accordance with the instructions indicated on the proxy card.

We will count the shares represented by a properly executed proxy card marked “ABSTAIN” as present for purposes of determining the presence of a quorum.

Under the rules of the NYSE, banks, brokers and other nominees may not vote shares of our common stock that they hold of record for a beneficial owner either for or against adoption of the merger, approval (on an advisory (non-binding) basis) of the golden parachute proposal or approval of the adjournment proposal without specific instructions from the beneficial owner of such shares. Therefore, if a bank, broker or other nominee holds your shares, you must give your bank, broker or other nominee instructions on how to vote your shares. Abstentions, if any, and broker non-votes, if any, are counted as present for the purpose of determining whether a quorum is present. Once a quorum for a meeting is established, abstentions and broker non-votes will not be counted in the voting results and will have no effect on the outcome of the proposals to adopt the merger agreement, to approve on an advisory (non-binding) basis the golden parachute compensation payable to PFC’s named executive officers, and to approve adjournment of the special meeting.

Solicitation. We will pay for the costs of our special meeting and for the mailing of this proxy statement/prospectus to our shareholders, as well as all other costs we incur in connection with the solicitation of proxies from our shareholders. FNB and we will share equally the cost of printing this proxy statement/prospectus and the filing fees paid to the SEC.

In addition to soliciting proxies by mail, our directors, officers and employees may solicit proxies by telephone or in person. We will not specially compensate our directors, officers and employees for these activities. We also intend to request that brokers, banks, nominees and other holders of record solicit proxies from their principals, and we will reimburse the brokers, banks, nominees and other holders of record for certain expenses they incur for those activities.

We have retained the firm of Regan & Associates, Inc. to assist us in the solicitation of proxies. We have agreed to pay Regan & Associates, Inc. an engagement fee of $7,500 for its services.

Recommendations of Our Board of Directors

Our board of directors unanimously approved the merger agreement and the transactions the merger agreement contemplates. Based on our reasons for the merger we describe in this proxy statement/prospectus, our board of directors believes that the merger is in our and your best interests. Accordingly, our board of directors unanimously recommends that you vote FOR adoption of the merger agreement, FOR approval, on an advisory (non-binding) basis, of the golden parachute compensation payable to the named executive officers of PFC in connection with the merger, and FOR approval of the adjournment proposal. See “Proposal No. 1 — Proposal to Adopt the Merger Agreement — Recommendation of PFC’s Board and PFC’s Reasons for the Merger” beginning on page 50, “Proposal No. 2 — Advisory (Non-binding) Vote on Golden Parachute Compensation — Recommendation of Our Board of Directors” beginning on page 109, and “Proposal No. 3 — Adjournment Proposal — Recommendation of Our Board of Directors” beginning on page 110 for a more detailed discussion of our board of directors’ recommendations.

Attending Our Special Meeting

If you hold your shares in street name and you want to attend our special meeting, you must bring an account statement or letter from your holder of record showing that you were the beneficial owner of the shares at the close of business on October 20, 2011, the record date for our special meeting.

Questions and Additional Information

If you have questions about the merger or how to submit your proxy card, or if you would like additional copies of this proxy statement/prospectus or the proxy card we have enclosed with this proxy statement/prospectus, please call Gilbert A. Riazzi, our Vice President and Chief Financial Officer, at (412) 373-4804, or call Regan & Associates, Inc., the proxy soliciting firm we have retained, at (800) 737-3426.

PROPOSAL NO. 1 — PROPOSAL TO ADOPT THE MERGER AGREEMENT

The following discussion contains material information pertaining to the merger. This discussion is subject, and qualified in its entirety by reference, to the merger agreement included as Annex A to this proxy statement/prospectus. We encourage you to read the merger agreement carefully as well as the discussion in this proxy statement/prospectus.

General

FNB’s and PFC’s boards of directors have approved the merger agreement. The merger agreement provides that PFC will merge with and into FNB, with FNB being the surviving corporation. Following the merger, PFC Bank, a Pennsylvania chartered permanent reserve fund stock savings bank which is PFC’s main operating subsidiary, will merge with and into FNB Bank, a national banking association which is FNB’s main operating subsidiary.

In the merger, each share of PFC common stock will be converted into the right to receive 2.178 shares of FNB common stock. No fractional shares of FNB common stock will be issued in connection with the merger, and holders of PFC common stock will be entitled to receive cash in lieu thereof. Shares of FNB common stock issued and outstanding as of the completion of the merger will remain outstanding and will be unaffected by the merger. FNB common stock will continue to trade on the NYSE under the symbol “FNB” following the merger. See the section entitled, “The Merger Agreement” for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the completion of the merger and the provisions for terminating or amending the merger agreement.

Background and Negotiation of the Merger

From time to time over the past several years, the PFC board of directors has periodically discussed and reviewed PFC’s business, performance and prospects and has considered various strategic alternatives. In the context of such reviews, the strategic alternatives considered by PFC’s board of directors have included continuing its on-going operations as an independent institution, acquiring other depository institutions, branch offices or other financial services firms engaged in complementary lines of business and entering into a strategic merger with a similarly sized or larger institution. The PFC board of directors also periodically reviewed, often with input from several investment banking firms, the competitive environment in PFC’s market area and merger and acquisition activity in the financial services industry in general and in the western Pennsylvania market area in particular.

In recent periods, in conjunction with an annual review of PFC’s strategic plan, the PFC board of directors considered capital raising initiatives and other strategic options for PFC. While PFC Bank remains well-capitalized, the board of directors believed that additional capital would need to be raised if PFC was to remain independent and grow its balance sheet. The need for additional capital was the result of losses incurred for the years ended June 30, 2010 and 2009. In addition, changes resulting from the Dodd-Frank Act will likely require PFC and other financial institutions to satisfy additional, more stringent capital requirements in the future. The PFC board of directors also considered the increased competitive challenges facing a depository institution such as PFC.

During the fourth calendar quarter of 2010, the PFC board of directors had both Keefe, Bruyette & Woods, Inc., or KBW, and another investment banking firm make several presentations to the board in order to further assist the board in undertaking an in-depth analysis of the various strategic options available to it. Both KBW and the other investment banking firm are nationally recognized and have substantial experience with respect to transactions involving community based financial institutions and their holding companies. Because the raising of new capital would have been significantly dilutive to existing shareholders, the presentations primarily focused on merger activity in the banking and thrift industries, the companies that would most likely have an interest in acquiring PFC and the potential acquisition prices in the event PFC was to be acquired.

After considering the qualifications and experience of the two firms, including the terms of the draft engagement letters received from each firm, the PFC board of directors decided to retain KBW and executed an engagement letter with KBW dated January 27, 2011. Pursuant to the engagement letter, PFC engaged KBW on an exclusive basis to render financial advisory and investment services to PFC in connection with a possible sale of PFC. The PFC board of directors directed KBW to prepare a list of institutions that might be interested in a business combination transaction with PFC if PFC decided not to remain independent.

From mid-February to mid-March, KBW developed a list of ten potentially interested parties, comprised solely of bank and savings and loan holding companies that KBW believed, based on its experience and information available, might be interested in entering into a transaction with PFC. Two of the ten institutions were unable to participate due to regulatory issues. During this time period, KBW also worked with management to prepare marketing materials and to establish an electronic data room that could be accessed by interested parties who executed confidentiality agreements. Beginning March 19, 2011, KBW contacted the remaining eight institutions on PFC’s behalf. As a result of such inquiries, six of the institutions contacted, including FNB, executed confidentiality agreements and received information relating to PFC’s operations and financial performance. The six institutions were provided with access to confidential information regarding PFC in order for such parties to undertake their preliminary due diligence reviews. PFC requested that the parties submit specific, written indications of interest by April 14, 2011. With respect to the other two institutions that were contacted but which elected not to execute confidentiality agreements, one indicated that it was focused on internal growth rather than acquisitions and the other one indicated that it was subject to regulatory constraints on making further acquisitions at the time.

On March 23, 2011, FNB commenced its due diligence review of PFC and contacted RBC Capital Markets to serve as FNB’s financial advisor. On March 29, 2011, FNB executed an engagement letter with RBC Capital Markets.

On April 14, 2011, four of the six institutions that had entered into confidentiality agreements, including FNB, submitted non-binding indications of interest to acquire PFC. FNB’s April 14th non-binding indication of interest proposed an all stock transaction at a fixed exchange ratio, with the initial value to be within the range of $20.00 to $22.50 in FNB common stock for each share of PFC common stock. A second institution (“Company B”) which submitted a non-binding indication of interest on April 14th proposed a transaction consisting of 90% of Company B common stock with a fixed exchange ratio and 10% cash, with the initial aggregate implied value to be in the range of $18.50 to $20.50 per share of PFC common stock. A third institution (“Company C”) which submitted a non-binding indication of interest on April 14th proposed an all stock transaction, with the initial value to be within the range of $14.50 to $18.50 in Company C common stock for each share of PFC common stock. On April 18th, Company C increased its indication of interest to a range of $16.00 to $20.00 per share of PFC common stock, which Company C then orally increased on April 18th to $20.00 per share, with such increase confirmed in writing on April 19th. The fourth institution (“Company D”) which submitted a non-binding indication of interest on April 14th proposed an all stock transaction with a fixed exchange ratio having an initial value of $15.00 per share. Company D then orally indicated that it may be able to increase its price to the upper teens. All of the non-binding indications of interest were preliminary and subject to, among other things, additional due diligence review. A fifth institution which had entered into a confidentiality agreement requested additional time to submit an indication of interest, but it elected not to submit an indication of interest even though its request for an extension of time was granted.

The PFC board of directors met on April 18, 2011 to consider the four non-binding indications of interest that had been received. Upon such review, the PFC board of directors determined to continue discussions with FNB and Company B (as well as Companies C and D if certain issues or questions with respect to their indications of interest could be resolved) and to permit each of them to conduct additional due diligence, including a review of various PFC documents that were requested by the four institutions. Based on discussions between KBW, PFC management and legal counsel in late April, as well as KBW’s discussions with Companies C and D, it was determined to permit all four institutions to conduct additional due diligence.

During the week of May 2, 2011, representatives of FNB conducted their review of PFC’s documents at an off-site due diligence session near PFC’s headquarters and met with management of PFC. During the week of May 9, 2011, representatives of Company B conducted their off-site due diligence review at a location near PFC’s headquarters and met with management of PFC. Companies C and D conducted their off-site due diligence reviews at a location near PFC’s headquarters and met with management of PFC during the weeks of May 16, 2011 and May 23, 2011, respectively.

KBW initially requested that final indications of interest be received no later than May 27, 2011. The PFC board of directors met on May 26, 2011 to review updated information with respect to each of the bidders, including but not limited to the following information:

•	their financial results for the first quarter of 2011 and financial highlights for the last four years;

•	their deposit and loan portfolios and a summary of their asset quality;

•	their deposit market shares in various areas;

•	their stock price performance, market valuation and dividend payments;

•	their history of prior acquisitions; and

•	analyst estimates and recommendations with respect to each of the bidders.

Because Company B indicated during the week of May 23rd that it would not be submitting a final indication of interest, information regarding Company B was not reviewed at the Board meeting on May 26th. The PFC board also agreed to extend the May 27th deadline to June 1st for those bidders who desired additional time to submit their final indication of interest.

At a special meeting of the executive committee of the board of directors of FNB on May 23, 2011, members of FNB’s senior management, together with representatives of RBC Capital Markets, provided the executive committee with, among other items, a detailed update regarding the potential transaction with PFC and the related financial analysis. The executive committee approved a range of fixed exchange ratios (which included the fixed exchange ratio of 2.178 that was ultimately accepted by PFC) and authorized RBC Capital Markets and members of FNB’s senior management to negotiate the price and other terms of the transaction with PFC and its representatives.

On May 26, 2011, Company D informed KBW that it was withdrawing from the process. On May 27, 2011, FNB submitted a revised non-binding indication of interest to PFC, which proposed a purchase price of $22.00 for each share of PFC common stock, again in an all stock transaction with a fixed exchange ratio. On June 1, 2011, Company C submitted a revised non-binding indication of interest to PFC, which proposed a purchase price of $21.00 per share for each share of PFC common stock, again in an all stock transaction. Company C indicated that its fixed exchange ratio would be based on the volume weighted average price of its common stock for the one-month period immediately prior to announcement of the definitive agreement. Company C also proposed a collar to be determined upon the execution of a definitive agreement, pursuant to which the exchange ratio would be adjusted within certain parameters to be determined based upon changes in the market value of Company C’s common stock, together with a double trigger walk-away right whereby PFC would have the option to terminate the merger agreement if Company C’s common stock declined in value by more than 15% and underperformed the NASDAQ Bank Index by more than 15% between announcement and the closing of the transaction, subject to Company C having the right, if it then desired to continue with the transaction, to either increase the fixed exchange ratio or add cash consideration. Although the collar would provide some downside price protection, there were concerns, particularly in light of Company C’s lower proposed purchase price, that it would also restrict the upside potential available to PFC common shareholders.

On June 2, 2011, based on discussions between KBW, PFC management and PFC’s legal counsel, KBW told the investment bankers for both FNB and Company C that they needed to submit their best and final offer.

On June 3, 2011, Company C further increased its proposed purchase price to $22.00 per share, with the exchange ratio to be set based on the volume weighted average price for its common stock for the 20 trading days immediately prior to announcement of the definitive agreement. Also on such date, FNB increased its proposed purchase price to $22.50 per share, with the fixed exchange ratio of 2.178 shares of FNB common stock per share of PFC common stock based on the average price for its common stock for the five trading days ended June 2, 2011.

The PFC board of directors met on the afternoon of June 3, 2011 to consider the revised non-binding indications of interest from FNB and Company C. Representatives of KBW and Elias, Matz, Tiernan & Herrick L.L.P., PFC’s legal counsel, participated in the meeting. The PFC board of directors considered the results of the process conducted by KBW on PFC’s behalf and reviewed the strategic implications and potential benefits and risks of a merger with either FNB or Company C. KBW updated the board with respect to the market in general and the recent stock performance of the banking industry in general and of FNB and Company C in particular. The board noted that the price per share to shareholders was higher in FNB’s bid, and that FNB’s common stock had a higher market capitalization, higher liquidity and a higher dividend rate. KBW reviewed with the board the recent operating results and the preliminary financial results for April and May 2011 for both FNB and Company C, as well as the likely impact of the merger on both FNB’s and Company C’s projected earnings, book value and regulatory capital, with FNB viewed more favorably by the board. The board believed that the all-stock nature of each of the two bids was attractive for those shareholders who may prefer a tax-free exchange of their shares of PFC common stock, and the board believed that the higher liquidity provided by FNB’s common stock would enable those PFC shareholders who may wish to sell their shares following completion of the merger to more easily do so. While the collars on the exchange ratio in Company C’s offer provided some downside price protection, as did the double trigger walk-away to a lesser extent, the collar also limited the upside potential that would be available to PFC shareholders if the market value of Company C’s common stock increased between the announcement date and the closing date of the merger. Based upon the presentations made regarding FNB’s performance, its historical stock prices and its preliminary financial results for April and May 2011, the board determined not to seek a collar on the exchange ratio offered by FNB. It was also noted that Company C may have to raise capital in order to complete the transaction and may need to receive approval of its shareholders, neither of which was applicable to FNB, which had just successfully raised $63 million of capital in May 2011. In addition, the board noted that the severance offered to employees without employment or change in control agreements by FNB was higher than the amount offered by Company C. While Company C was offering to appoint two directors of PFC to its holding company board of directors compared to only one director by FNB, this was not deemed to be a material factor. Members of the board of directors asked various questions of both KBW and legal counsel. After full consideration of both bidders and their respective bids, the PFC board of directors determined to continue its discussions regarding a possible transaction with FNB. The PFC board of directors also determined that it was advisable for representatives of PFC to conduct a further due diligence review of FNB.

PFC and FNB entered into a confidentiality agreement dated June 7, 2011 in order for PFC to commence its due diligence review of certain non-public information regarding FNB. Beginning June 8, 2011, representatives of PFC, KBW and PFC’s legal counsel were provided access to, and reviewed, certain non-public information regarding FNB. Representatives of PFC, KBW and PFC’s legal counsel met with FNB management on June 9, 2011 to discuss FNB’s business, results of operations and prospects and to review various documents on-site.

On June 7, 2011, Reed Smith LLP, outside counsel to FNB for this transaction, provided an initial draft of the proposed merger agreement to PFC’s counsel, Elias, Matz, Tiernan & Herrick L.L.P. PFC’s counsel reviewed the agreement with both PFC and KBW and provided comments on the proposed merger agreement to Reed Smith LLP on June 9, 2011. From June 9, 2011 to June 15, 2011, legal counsel for both FNB and PFC, together with the parties and their representatives, continued to negotiate the terms of the definitive merger agreement and related documents. In addition, PFC, FNB and their respective financial and legal advisors continued to discuss various matters related to the proposed combination of PFC and FNB.

During the afternoon on June 15, 2011, PFC’s board of directors held a special meeting to review the merger proposal as set forth in the definitive merger agreement and related documents negotiated by PFC and FNB and their respective financial and legal advisors. The PFC board received presentations regarding the merger agreement from its legal counsel, Elias, Matz, Tiernan & Herrick L.L.P., and the merger from its financial advisor, KBW. Legal counsel, KBW and management of PFC also briefed the board on the results of the due diligence review conducted on FNB. Representatives of Elias, Matz, Tiernan & Herrick L.L.P. and KBW responded to questions from PFC’s board. At the meeting, KBW provided its written opinion to the PFC board of directors that the exchange ratio in the merger agreement was fair to the common shareholders of PFC from a financial point of view. After careful and deliberate consideration of these presentations as well as the interest of PFC’s shareholders, and customers, employees and communities served by PFC, the PFC board unanimously approved the merger agreement and the related documents.

Following the meeting of PFC’s board of directors on June 15, 2011, the merger agreement and related documents were executed and the parties issued a press release announcing the proposed merger.

Recommendation of PFC’s Board and PFC’s Reasons for the Merger

The PFC board of directors carefully considered the process by which potentially interested acquirers were identified, the multiple bids that were received, the terms of the merger agreement and the value of the merger consideration to be received by the common shareholders of PFC. In reviewing the merger agreement and the value of the merger consideration, the board of directors also took into consideration the feasibility of remaining independent, including the need to eventually raise additional capital that could be significantly dilutive to existing shareholders. After careful consideration, the PFC board of directors determined that it is advisable and in the best interests of PFC and its shareholders for PFC to enter into the merger agreement with FNB. Accordingly, PFC’s board unanimously recommends that PFC’s shareholders vote “FOR” the adoption of the merger agreement.

The board of directors of PFC has considered the terms and provisions of the merger agreement and concluded that they are fair to the shareholders of PFC and that the merger is in the best interests of PFC and its shareholders.

The board of directors of PFC believes that the merger will provide the resulting institution with additional resources necessary to compete more effectively in the greater Pittsburgh market. In addition, the PFC board of directors believes that the customers and communities served by PFC will benefit from the resulting institution’s enhanced abilities to meet their banking needs.

In reaching its decision to approve the merger agreement, the PFC board of directors consulted with PFC’s financial and legal advisors, and considered a variety of factors, including the following:

•	The value of the merger consideration being offered to PFC’s shareholders in relation to the market value, book value per share, earnings per share and projected earnings per share of PFC;

•

As of June 15, 2011, the merger consideration represented more than two times the closing price of the PFC common stock on June 14, 2011 and nearly two times the tangible book value per share of the PFC common stock as of March 31, 2011;

•

The results that could be expected to be obtained by PFC if it continued to operate independently and the potential future trading value of PFC common stock compared to the value of the merger consideration offered by FNB and the potential future trading value of the FNB common stock;

•	The process conducted by KBW, PFC’s financial advisor, to identify potential merger partners and to assist the PFC board of directors in structuring the proposed merger with FNB;

•	The presentation by KBW, PFC’s financial advisor, as to the fairness of the exchange ratio in the merger agreement, from a financial point of view, to PFC’s common shareholders. In this regard,

PFC’s board of directors received from KBW a written opinion dated June 15, 2011 that, as of such date, the exchange ratio in the merger agreement was fair to PFC’s common shareholders from a financial point of view. The opinion is attached as Annex C to this document. For a summary of the presentation of KBW, see “Opinion of PFC’s Financial Advisor in Connection with the Merger” below;

•

The current and prospective environment in which PFC operates, including national, regional and local economic conditions, the competitive environment for financial institutions, the increased regulatory burdens on financial institutions, and the uncertainties in the regulatory climate going forward;

•	The form of merger consideration offered by FNB, including the opportunity for PFC shareholders to receive shares of FNB common stock on a tax-free basis for their shares of PFC common stock;

•	The presentation made by Elias, Matz, Tiernan & Herrick L.L.P., PFC’s legal advisor, regarding the structure of the merger and the terms of the merger agreement;

•	The market valuation and trading liquidity of the FNB common stock in the event PFC shareholders desired to sell the shares of FNB common stock to be received by them upon completion of the merger;

•	The scale, scope, strength and diversity of operations, product lines and delivery systems that could be achieved by combining PFC with FNB;

•	The complementary geographic locations of the PFC and FNB branch networks in western Pennsylvania and eastern Ohio;

•	FNB’s asset size and capital position, which would give the resulting institution over $11 billion in assets;

•	The earnings prospects of the combined company;

•	The additional products offered by FNB to its customers and the ability of the resulting institution to provide comprehensive financial services to its customers;

•	The potential for operating synergies and cross marketing of products in light of the fact that PFC and FNB serve contiguous market areas with similar and complementary customer bases; and

•	PFC’s and FNB’s shared community banking philosophies.

Other factors considered by PFC’s board of directors included:

•

The reports of PFC’s management and legal counsel and the financial presentation by KBW to PFC’s board of directors concerning the operations, financial condition and prospects of FNB and the expected financial impact of the merger on the combined company, including pro forma assets, earnings, deposits and capital ratios;

•	The proposed board arrangements of the combined company, including the inclusion of one of PFC’s directors on FNB’s board;

•	The likelihood of successful integration and the successful operation of the combined company;

•	The likelihood that the regulatory approvals needed to complete the transaction will be obtained;

•	The potential cost-saving opportunities;

•	The effects of the merger on PFC’s employees, including the prospects for continued employment and the severance and other benefits agreed to be provided to PFC employees; and

•

The review by the PFC board of directors with its legal and financial advisors of the structure of the merger and the financial and other terms of the merger, including the exchange ratio and the condition that the merger must qualify as a transaction that will permit PFC’s shareholders to receive FNB shares in exchange for their PFC shares on a tax-free basis for federal income tax purposes.

The PFC board of directors also considered the potential risks associated with the merger in connection with its deliberation of the proposed transaction, including the challenges of integrating PFC’s businesses, operations and employees with those of FNB, the need to obtain approval by shareholders of PFC as well as regulatory approvals in order to complete the transaction, and the risks associated with the operations of the combined company including the ability to achieve the anticipated cost savings. PFC’s board also considered that the fixed exchange ratio, by its nature, would not adjust upwards to compensate for declines, or downwards to compensate for increases, in FNB’s stock price prior to completion of the merger. If the exchange ratio adjusted based on changes in FNB’s stock price, the shareholders of PFC would have lost the upside potential of a fixed exchange ratio if FNB’s stock price increases prior to completion of the merger, while receiving downside protection if FNB’s stock price decreases prior to completion of the merger. Based upon its review of FNB and its historical stock prices and prospects, PFC’s board believed that a fixed exchange ratio was appropriate. The board also considered the structural protections included in the merger agreement, such as the ability of PFC to terminate the merger agreement in the event of any change or development affecting FNB which has, or is reasonably likely to have, a material adverse effect on FNB and which is not cured within 30 days after notice or cannot be cured prior to consummation of the merger, or in the event FNB materially breaches any of its covenants or obligations under the merger agreement. If PFC was to terminate the merger agreement for any of the foregoing reasons, then FNB would be required to reimburse PFC for all of its out-of-pocket costs and expenses, including without limitation professional fees and expenses of legal counsel, financial advisors and accountants, up to a maximum of $500,000, and PFC would retain all of its rights to recover any additional liabilities or damages if FNB’s breach was willful.

PFC’s board also noted that it could terminate the merger agreement if a “superior proposal” (as defined in the merger agreement) was received from a third party and certain steps were taken (including notice to FNB and good faith negotiation with FNB of adjustments to the terms and conditions of the merger agreement) prior to the mailing date of this proxy statement/prospectus. If a superior proposal had been received and accepted, then PFC would have been required to pay a $6.0 million break-up fee to FNB. The amount of this potential fee was negotiated at arm’s-length and was deemed to be reasonable based upon the break-up fees paid in comparable transactions (with the total deal value deemed to include the amounts necessary to fund FNB’s purchase or our redemption of the PFC Preferred Stock from the U.S. Treasury), and the fact that multiple institutions had already been given an opportunity to bid prior to the merger agreement being approved. As of the date of this proxy statement/prospectus, no superior proposal has been received.

The foregoing discussion of the information and factors considered by PFC’s board of directors is not exhaustive, but includes all material factors considered by PFC’s board. In view of the wide variety of factors considered by the PFC board of directors in connection with its evaluation of the merger and the complexity of these matters, the PFC board of directors did not consider it practical to, and did not attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. PFC’s board of directors evaluated the factors described above, including asking questions of PFC’s legal and financial advisors. In considering the factors described above, individual members of PFC’s board of directors may have given different weights to different factors. The PFC board of directors relied on the experience and expertise of its legal advisors regarding the structure of the merger and the terms of the merger agreement and on the experience and expertise of its financial advisors for quantitative analysis of the financial terms of the merger. See “Opinion of PFC’s Financial Advisor in Connection with the Merger” below. It should also be noted that this explanation of the reasoning of PFC’s board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements” on page 38.

FNB’s Reasons for the Merger

FNB is committed to pursuing several key strategies, including the realization of organic growth and the supplementation of that growth through strategic acquisitions.

In approving the merger agreement, FNB’s board of directors and its executive committee considered the following factors as generally supporting its decision to enter into the merger agreement:

•

its understanding of FNB’s business, operations, financial condition, earnings and prospects and of our business, operations, financial condition, earnings and prospects, including our geographic position in the Pittsburgh Metropolitan Statistical Area, or the Pittsburgh MSA, which includes Allegheny, Armstrong, Beaver, Butler, Fayette, Washington and Westmoreland counties;

•

its understanding of the current and prospective environment in which FNB and we operate, including regional and local economic conditions, the competitive environment for financial institutions generally, continuing consolidation in the financial services industry and the likely effect of these factors on FNB in light of, and in the absence of, the proposed merger;

•

the complementary nature of the respective customer bases, business products and skills of FNB and us that could result in opportunities to obtain synergies as products are cross-marketed and distributed over broader customer bases and best practices are compared and applied across businesses;

•	the scale, scope, strength and diversity of operations, product lines and delivery systems that combining FNB and us could achieve;

•	the increased credit capability achieved by combining FNB and us would enhance competition in the markets in which we currently operate;

•	the historical and current market prices of FNB common stock and our common stock;

•

the review by the FNB board of directors, with the assistance of FNB’s management and RBC Capital Markets, of the structure and terms of the merger, including the exchange ratio, and the expectation of FNB’s legal advisors that the merger will qualify as a reorganization for U.S. federal income tax purposes; and

•	the likelihood that FNB and we will obtain the regulatory approvals FNB and we need to complete the merger.

The FNB board of directors also considered the fact that the merger will result in a combined entity with assets of approximately $11.7 billion. FNB expects the future growth prospects of our market area to provide sustained business development opportunities in the Pittsburgh MSA.

The foregoing discussion of the factors considered by the FNB board in evaluating the merger agreement is not intended to be exhaustive, but, rather, includes all material factors that FNB’s board of directors and executive committee of the board considered. In reaching its decision to approve the merger agreement and the merger, the FNB board and executive committee did not quantify or assign relative weights to the factors considered, and individual directors may have given different weights to different factors. The FNB board and executive committee considered all of the above factors as a whole, and on an overall basis considered them to be favorable to, and support, FNB’s determination to enter into the merger agreement.

Opinion of Parkvale’s Financial Advisor in Connection with the Merger

In January 2011, Parkvale engaged KBW to render financial advisory and investment banking services to Parkvale. KBW agreed to assist Parkvale in assessing the fairness, from a financial point of view, of the exchange ratio in the proposed merger with FNB, to the common shareholders of Parkvale. Parkvale selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and is familiar with Parkvale and its business. As part of its investment banking business, KBW is continually engaged in the valuation of financial services companies and their securities in connection with mergers and acquisitions.

As part of its engagement, representatives of KBW attended the meeting of the Parkvale board held on June 15, 2011, at which the Parkvale board evaluated the proposed merger with FNB. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered an opinion that, as of such date, the exchange ratio offered to Parkvale common shareholders in the merger was fair, from a financial point of view. The Parkvale board approved the merger agreement at this meeting.

The full text of KBW’s written opinion is attached as Annex C to this document and is incorporated herein by reference. Parkvale shareholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW. The description of the opinion set forth herein is qualified in its entirety by reference to the full text of such opinion.

KBW’s opinion speaks only as of the date of the opinion. The opinion is directed to the Parkvale board and addresses only the fairness, from a financial point of view, to the Parkvale common shareholders of the exchange ratio in the proposed merger. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any Parkvale shareholder as to how the shareholder should vote at the Parkvale special meeting on the merger or any related matter.

In rendering its opinion, KBW reviewed, among other things:

•	the merger agreement;

•	Annual Reports to Stockholders and Annual Reports on Form 10-K for the three years ended June 30, 2010 of Parkvale and the year ended December 31, 2010 of FNB;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Parkvale and FNB and certain other communications from Parkvale and FNB to their respective stockholders; and

•	other financial information concerning the businesses and operations of Parkvale and FNB furnished to KBW by Parkvale and FNB for purposes of KBW’s analysis.

KBW also held discussions with members of senior management of Parkvale and FNB regarding

•	past and current business operations, regulatory relations, financial condition, future prospects of their respective companies; and such other matters as they deemed relevant to their opinion.

KBW also compared certain financial and stock market information for Parkvale and FNB with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry; and performed other studies and analyses that it considered appropriate.

In conducting its review and arriving at its opinion, KBW relied upon the accuracy and completeness of all of the financial and other information provided to them or otherwise publicly available. KBW did not independently verify the accuracy or completeness of any such information or assume any responsibility for such verification or accuracy. KBW relied upon the management of Parkvale and FNB as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefore) provided to KBW, and KBW assumed that such forecasts and projections reflected the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods estimated by such managements. KBW relied upon the assessments of Parkvale and its legal, tax and accounting advisors with respect to such matters. KBW assumed, without independent verification, that the aggregate allowance for loan and lease losses for Parkvale and FNB are adequate to cover those losses. KBW did not make or obtain any evaluations or appraisals of the property, assets and liabilities of Parkvale or FNB, nor did it examine any individual credit files.

The projections furnished to KBW and used by it in certain of its analyses were prepared by Parkvale’s and FNB’s senior management teams. Parkvale and FNB do not publicly disclose internal management projections of the type provided to KBW in connection with its review of the merger. As a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions, which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections.

For purposes of rendering its opinion, KBW assumed that, in all respects material to its analyses:

•	the merger will be completed substantially in accordance with the terms set forth in the merger agreement with no additional payments or adjustments to the exchange ratio;

•	the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct;

•	each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

•	all conditions to the completion of the merger will be satisfied without any waivers and modifications; and

•

in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the merger, including the cost savings, revenue enhancements and related expenses expected to result from the merger.

KBW further assumed that the merger will be accounted for using the acquisition method under generally accepted accounting principles, and that the merger will qualify as a tax-free reorganization for United States federal income tax purposes. KBW’s opinion is not an expression of an opinion as to the prices at which shares of Parkvale common stock or shares of FNB common stock will trade following the announcement of the merger or the actual value of the shares of common stock of the combined company when issued pursuant to the merger, or the prices at which the shares of common stock of the combined company will trade following the completion of the merger.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, Parkvale and FNB. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the Parkvale board in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Parkvale board with respect to the fairness of the consideration.

The following is a summary of the material analyses presented by KBW to the Parkvale board on June 15, 2011, in connection with its fairness opinion. The summary is not a complete description of the analyses underlying the KBW opinion or the presentation made by KBW to the Parkvale board, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.

Summary of Proposal. Pursuant to the terms of the Agreement, each outstanding share of common stock, par value $1.00 per share, of Parkvale will be converted into the right to receive 2.178 shares of common stock, par value $0.01 per share, of FNB. Based on FNB’s closing price on June 14, 2011, the day before the announcement of the transaction, of $10.44, the exchange ratio represented a price of $22.74 per share to Parkvale’s shareholders.

Selected Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance of Parkvale to the following publicly traded banks and thrifts headquartered in Eastern Ohio and Western Pennsylvania with assets between $750 million and $6.0 billion.

Companies included in Parkvale’s group were:

First Commonwealth Financial Corporation	LNB Bancorp, Inc.
S&T Bancorp, Inc.	First Citizens Banc Corp
First Place Financial Corp.	Farmers National Banc Corp.
United Community Financial Corp.	AmeriServ Financial, Inc.
ESB Financial Corporation	Ohio Valley Banc Corp.
Peoples Bancorp Inc.	Camco Financial Corporation
CNB Financial Corporation	PVF Capital Corp.

Using publicly available information, KBW compared the financial performance, financial condition and market performance of FNB to the following banks headquartered in Pennsylvania, Ohio, New York, New Jersey and West Virginia with assets between $4.0 billion and $25.0 billion traded on a major exchange.

First Niagara Financial Group, Inc.	United Bankshares, Inc.
Fulton Financial Corporation	First Financial Bancorp.
FirstMerit Corporation	First Commonwealth Financial Corporation
Valley National Bancorp	Community Bank System, Inc.
Susquehanna Bancshares, Inc.	NBT Bancorp Inc.
Signature Bank	WesBanco, Inc.
National Penn Bancshares, Inc.	S&T Bancorp, Inc.
Park National Corporation

To perform this analysis, KBW used financial information as of and for the three months period ended March 31, 2011, if available. Market price information was as of June 14, 2011. Earnings estimates for 2011 and 2012 were taken from a nationally recognized earnings estimate consolidator for comparable companies. Certain financial data prepared by KBW, and as referenced in the tables presented below may not correspond to the data presented in Parkvale’s and FNB’s historical financial statements, as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning Parkvale’s and FNB’s financial condition:

	Parkvale		Parkvale Group Minimum	Parkvale Group Maximum
Core Return on Average Assets (1)	0.50%		(1.55%)	0.97%
Core Return on Average Equity (1)	7.4%		(19.1%)	12.6%
Net Interest Margin	2.19%		2.47%	4.25%
Fee Income / Revenue	21.4%		12.1%	38.5%
Efficiency Ratio	65.7%		55.2%	93.3%

	FNB		FNB Group Minimum	FNB Group Maximum
Core Return on Average Assets (1)	0.87%		0.33%	1.25%
Core Return on Average Equity (1)	7.4%		2.3%	12.4%
Net Interest Margin	3.77%		3.53%	4.68%
Fee Income / Revenue	26.9%		7.1%	39.3%
Efficiency Ratio	62.3%		40.0%	64.5%

	Parkvale		Parkvale Group Minimum	Parkvale Group Maximum
Tangible Common Equity / Tangible Assets	3.62%		4.42%	10.49%
Total Capital Ratio	11.63%		9.32%	16.99%
Loans / Deposits	68.7%		61.1%	101.5%
Loan Loss Reserve / Loans	1.87%		1.02%	5.00%
Nonperforming Assets / Loans + OREO	3.94%		1.45%	12.62%
Last Twelve Months Net Charge-Offs / Average Loans	0.38%		0.13%	3.02%

	FNB		FNB Group Minimum	FNB Group Maximum
Tangible Common Equity / Tangible Assets	5.82	%(2)	5.98%	10.49%
Total Capital Ratio	12.39	%(3)	12.94%	21.77%
Loans / Deposits	88.8%		55.4%	103.5%
Loan Loss Reserve / Loans	1.64%		0.93%	2.73%
Nonperforming Assets / Loans + OREO	2.63%		0.59%	6.80%
Last Twelve Months Net Charge-Offs / Average Loans	0.74%		0.13%	1.66%

(1)	Core income defined as net income after taxes and before extraordinary items, less net income attributable to non-controlling interest, the after-tax portion of income from investment securities, amortization of intangibles, goodwill and nonrecurring items
(2)	6.46% pro forma for completed $64.4 million common equity offering in May 2011
(3)	13.40% pro forma for completed $64.4 million common equity offering in May 2011

KBW’s analysis showed the following concerning Parkvale’s and FNB’s market performance:

	Parkvale		Parkvale Group Minimum		Parkvale Group Maximum
Stock Price / Book Value per Share	0.66	x	0.11	x	1.40	x
Stock Price / Tangible Book Value per Share	0.95	x	0.11	x	1.63	x
Dividend Yield	0.7%		0.0%		5.1%
Last Twelve Months Dividend Payout Ratio	NM		0.0%		100.0%

	FNB		FNB Group Minimum		FNB Group Maximum
Stock Price / Book Value per Share	1.12	x(1)	0.52	x	2.25	x
Stock Price / Tangible Book Value per Share	2.37	x(2)	0.95	x	2.55	x
Stock Price / 2011 EPS (3)	15.0	x	11.9	x	20.5	x
Stock Price / 2012 EPS (3)	12.4	x	10.7	x	14.7	x
Dividend Yield	4.6%		0.0%		5.9%
Last Twelve Months Dividend Payout Ratio	72.7%		0.0%		84.2%

(1)	1.11x pro forma for completed $64.4 million common equity offering in May 2011
(2)	2.22x pro forma for completed $64.4 million common equity offering in May 2011
(3)	Estimates per First Call consensus

Recent Transaction Analysis. KBW reviewed publicly available information related to selected nationwide acquisitions of banks and bank holding companies as well as thrifts and thrift holding companies announced after June 14, 2009, with announced aggregate transaction values between $25 million and $500 million. The transactions included in the groups were:

Acquiror	Acquiree
Opus Bank	RMG Capital Corporation
BankUnited, Inc.	Herald National Bank
Valley National Bancorp	State Bancorp, Inc.
Brookline Bancorp, Inc.	Bancorp Rhode Island, Inc.
BancFirst Corporation	FBC Financial Corporation
Home Bancorp, Inc.	GS Financial Corp.
Park Sterling Corporation	Community Capital Corporation
Grandpoint Capital, Inc.	Orange Community Bancorp
IBERIABANK Corporation	Cameron Bancshares, Inc.
IBERIABANK Corporation	Omni Bancshares, Inc.
Susquehanna Bancshares, Inc.	Abington Bancorp, Inc.
People’s United Financial, Inc.	Danvers Bancorp, Inc.
Berkshire Hills Bancorp, Inc.	Legacy Bancorp, Inc.
American National Bankshares Inc.	MidCarolina Financial Corporation
United Bankshares, Inc.	Centra Financial Holdings, Inc.
Norwood Financial Corp.	North Penn Bancorp, Inc.
M&T Bank Corporation	Wilmington Trust Corporation
Community Bank System, Inc.	Wilber Corporation
Modern Capital Partners L.P.	Madison National Bancorp Inc.
Chemung Financial Corporation	Fort Orange Financial Corp.
Berkshire Hills Bancorp, Inc.	Rome Bancorp, Inc.
Community Bancorp, LLC	Cadence Financial Corporation
Old National Bancorp	Monroe Bancorp
German American Bancorp, Inc.	American Community Bancorp, Inc.
Rigler Investment Co.	State Bank & Trust Company
F.N.B. Corporation	Comm Bancorp, Inc.
People’s United Financial, Inc.	LSB Corporation
People’s United Financial, Inc.	Smithtown Bancorp, Inc.
Grandpoint Bank	First Commerce Bancorp
Eastern Bank Corporation	Wainwright Bank & Trust Company
Kearny Financial Corp. (MHC)	Central Jersey Bancorp
Donegal Financial Services Corp.	Union National Financial Corporation
Steele Holdings, Inc.	American State Bank

Chemical Financial Corporation	O.A.K. Financial Corporation
Tower Bancorp, Inc.	First Chester County Corporation
United Community Bancorp, Inc.	Brown County State Bank and Marine Bank & Trust
Bryn Mawr Bank Corporation	First Keystone Financial, Inc.
Union Savings Bank	First Litchfield Financial Corporation
First National Security Company	Heritage Capital Corporation
First Niagara Financial Group, Inc.	Harleysville National Corporation
Danvers Bancorp, Inc.	Beverly National Corporation

Transaction multiples for the merger were derived from an offer price of $22.74 per share for Parkvale. For each transaction referred to above, KBW derived and compared, among other things, the implied ratio of price per common share paid for the acquired company to:

•	book value per share of the acquired company based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition.

•	tangible book value per share of the acquired company based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition.

•

premium to core deposits (total deposits less time deposits greater than $100,000) based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition.

•	market premium based on the latest closing price one day prior to the announcement of the acquisition.

The results of the analysis are set forth in the following table:

Transaction Price to:	FNB / Parkvale Merger	Recent Transactions Minimum	Recent Transactions Maximum
Book Value	138%	39%	198%
Tangible Book Value	198%	39%	200%
Core Deposit Premium	5.2%	(4.4%)	14.1%
Market Premium (1)	109.0%	(46.0)%	175.5%

(1)	Based on Parkvale closing price of $10.88 on June 14, 2011

No company or transaction used as a comparison in the above analysis is identical to Parkvale, FNB or the merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies.

Financial Impact Analysis. KBW performed pro forma merger analyses on the combined projected income statement and balance sheet information of Parkvale and FNB. Assumptions regarding the accounting treatment, acquisition adjustments and cost savings were used to calculate the financial impact that the merger would have on certain projected financial results of FNB. In the course of this analysis, KBW used earnings estimates for FNB for 2012 and 2013 from FNB management and used earnings estimates for Parkvale for 2012 and 2013 from Parkvale’s management. This analysis indicated that the merger is expected to be accretive to FNB’s estimated earnings per share in 2012 and 2013. The analysis also indicated that the merger is expected to be nominally accretive to book value per share and dilutive to tangible book value per share for FNB and that FNB would maintain well capitalized capital ratios. For all of the above analyses, the actual results achieved by FNB following the merger will vary from the projected results, and the variations may be material.

Discounted Cash Flow Analysis. KBW performed a discounted cash flow analysis to estimate a range of the present values of after-tax cash flows that Parkvale could provide to equity holders through 2016 on a stand-alone basis. In performing this analysis, KBW used management’s earnings estimates for Parkvale for 2011-2015, assumed no growth in assets, and applied an earnings growth rate of 3.0% thereafter, and assumed discount rates ranging from 12.0% to 16.0% using the capital asset pricing model. The range of values was determined by adding (1) the present value of projected cash flows to Parkvale shareholders from 2011 to 2016 and (2) the present value of the terminal value of Parkvale’s common stock. In determining cash flows available to shareholders, KBW assumed that Parkvale would maintain a tangible common equity / tangible asset ratio of 7.00% and would retain sufficient earnings to maintain that level. Any earnings in excess of what would need to be retained represented dividendable cash flows for Parkvale. In calculating the terminal value of Parkvale, KBW applied multiples ranging from 10.0 times to 14.0 times 2016 forecasted earnings. This resulted in a range of values of Parkvale from $12.41 to $23.06 per share. The discounted cash flow present value analysis is a widely used valuation methodology that relies on numerous assumptions, including asset and earnings growth rates, terminal values and discount rates. The analysis did not purport to be indicative of the actual values or expected values of Parkvale.

The Parkvale board retained KBW as financial adviser to Parkvale regarding the merger. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its business as a broker-dealer, KBW may, from time to time, purchase securities from, and sell securities to, Parkvale and FNB. As a market maker in securities, KBW may from time to time have a long or short position in, and buy or sell, debt or equity securities of Parkvale and FNB for KBW’s own account and for the accounts of its customers.

Parkvale and KBW have entered into an agreement relating to the services to be provided by KBW in connection with the merger. Parkvale has paid KBW a cash fee of $250,000 in connection with the rendering of the fairness opinion relating to the merger. Additionally, Parkvale has agreed to pay to KBW at the time of closing of the merger a cash fee (“Contingent Fee”), which is estimated to be approximately $1.43 million. Other than the fee for the fairness opinion described above, Parkvale has not paid any investment banking fees to KBW during the three years ended June 30, 2011. KBW has acted as a bookrunning managing underwriter in connection with two separate public offerings of common stock by FNB in June 2009 and May 2011, and KBW received customary fees in connection therewith. Pursuant to the KBW engagement agreement, Parkvale also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify against certain liabilities, including liabilities under the federal securities laws.

Structure of the Merger and the Merger Consideration

Structure. Subject to the terms and conditions of the merger agreement, and in accordance with the PBCL and the FBCA, at the completion of the merger we will merge with and into FNB. FNB will be the surviving corporation and will continue its corporate existence under the laws of the State of Florida. Immediately thereafter, PFC Bank will merge with and into FNB Bank. Each share of our common stock issued and outstanding at the effective time of the merger will become the right to receive 2.178 shares of FNB common stock plus cash for any fractional interest in FNB shares.

When FNB and we complete the merger, our separate corporate existence will terminate. As a shareholder of FNB, your shareholder rights will be governed by the FBCA, FNB’s articles of incorporation will be the articles of incorporation of the combined company and FNB’s bylaws will be the bylaws of the combined company. See “Comparison of Shareholder Rights” beginning on page 94.

Upon completion of the merger, the board of directors of FNB will be expanded by one member and Robert J. McCarthy, Jr., our President and Chief Executive Officer, will be appointed as a member of FNB’s board of directors. Information about Mr. McCarthy and other current PFC directors and executive officers can be found in the documents of PFC listed in the section entitled, “Where You Can Find More Information” on page 112. In addition, one member of the board of directors of PFC or PFC Bank who is mutually agreeable to FNB and PFC will be appointed to the board of directors of FNB Bank upon completion of the merger.

Based on information as of the record date, upon completion of the merger, current holders of FNB common stock will own approximately 91% of, and holders of our common stock will own approximately 9% of, the outstanding FNB common stock.

Merger Consideration. The merger agreement provides that at the effective time of the merger each share of our common stock issued and outstanding immediately prior to the effective time will become the right to receive 2.178 shares of FNB common stock.

We can provide no assurance that the value of 2.178 shares of FNB common stock you will be entitled to receive upon the merger will be substantially equivalent to the value of 2.178 shares of FNB common stock at the time of our shareholder vote to adopt the merger agreement. As the market value of FNB common stock fluctuates, the value of the 2.178 shares of FNB common stock that you will receive as part of the merger consideration upon the merger will fluctuate correspondingly.

If, between the date of the merger agreement and the effective time of the merger, shares of FNB common stock change into a different number or class of shares by reason of any reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in FNB’s capitalization, other than a business combination transaction with another bank holding company or financial services company, then FNB will make proportionate adjustments to the stock portion of the per share merger consideration.

Fractional Shares. FNB will not issue any fractional shares of its common stock to our shareholders upon completion of the merger. For each fractional share that our shareholders would otherwise have the right to receive, FNB will pay cash in an amount, rounded to the nearest cent, equal to the product of the fractional share interest held by that shareholder multiplied by the average closing price of FNB common stock for the 20 consecutive trading-day period ending on and including the fifth trading day prior to the effective date of the merger. FNB will not pay any interest on cash payable in lieu of fractional shares of FNB common stock, nor will any holder of fractional shares of FNB have the right to receive dividends or other rights in respect of such fractional shares.

Treasury Shares. Upon consummation of the merger, we will cancel any shares of our common stock or preferred stock that we or any of our subsidiaries or FNB or any of its subsidiaries hold, other than in a fiduciary capacity or as a result of debts previously contracted in good faith. FNB will not provide any merger consideration with respect to those cancelled shares.

Procedures for the Exchange of Our Common Stock for the Merger Consideration

Exchange Fund. As promptly as practicable following the effective time of the merger, FNB will deposit with the exchange agent book entry shares representing the aggregate number of shares of FNB capital stock issuable pursuant to the merger agreement in exchange for the shares of PFC capital stock outstanding immediately prior to the effective time of the merger, plus funds equal to dividends or distributions payable in accordance with the terms of the merger agreements and cash in lieu of fractional shares of FNB common stock.

Exchange Procedures. After the effective time of the merger, each holder of a PFC stock certificate, other than certificates representing treasury shares, who has surrendered such certificate or who has provided customary affidavits and indemnification regarding the loss or destruction of such certificate, together with duly executed transmittal materials, to the Exchange Agent, will be entitled to receive, for each share of our common stock, 2.178 shares of FNB common stock and cash in lieu of any fractional shares of FNB common stock to which such holder is otherwise entitled.

If your PFC stock certificate has been lost, stolen or destroyed, you may receive the merger consideration if you make an affidavit of that fact. FNB may require that you post a bond in a reasonable amount as an indemnity against any claim that may be made against FNB with respect to your lost, stolen or destroyed PFC stock certificate.

Until you exchange your PFC stock certificates, you will not receive any dividends or distributions in respect of any shares of FNB common stock you are entitled to receive upon the merger. Once you exchange your PFC stock certificates for shares of FNB common stock, FNB will pay you any dividends or distributions with a record date after the effective time of the merger and payable with respect to your shares of FNB common stock.

After FNB and we complete the merger, FNB will not allow transfers of our common stock issued and outstanding immediately prior to the completion of the merger, except as required to settle trades executed prior to the completion of the merger. If a person presents certificates representing shares of our common stock for transfer after the completion of the merger, FNB will cancel the certificates and exchange them for the merger consideration into which the shares represented by such certificates have been converted.

The Exchange Agent will deliver the merger consideration to a person other than the person in whose name a surrendered PFC stock certificate is registered only if the surrendered PFC stock certificate is properly endorsed and otherwise in proper form for transfer and the person requesting such exchange either affixes any requisite stock transfer tax stamps to the surrendered certificate, provides funds for their purchase or establishes to the satisfaction of the Exchange Agent that such transfer taxes are not payable.

You may exchange your PFC stock certificates for cash and shares of FNB common stock with the Exchange Agent for up to 12 months after the completion of the merger. At the end of that period, the Exchange Agent will return any FNB shares and cash it holds to FNB. Any holders of our stock certificates who have not exchanged their certificates for the merger consideration before that date will then be entitled to look only to FNB to seek payment of the merger consideration.

FNB or the Exchange Agent may be entitled to deduct and withhold from any amounts payable to any holder of shares of our common stock such backup withholding as is required under the Code, or any state, local or foreign tax law or regulation. Any amounts that FNB or the Exchange Agent withhold will be treated as having been paid to such holder of our common stock.

Neither we nor FNB will be liable to any former holder of our common stock for any merger consideration that is paid to a public official pursuant to any applicable abandoned property, escheat or similar laws.

Interests of FNB’s Directors and Executive Officers in the Merger

Timothy G. Rubritz, the Corporate Controller and principal accounting officer of FNB, is the beneficial owner of 117,976 shares of PFC common stock. Mr. Rubritz served as our Senior Vice President, Treasurer and Chief Financial Officer from 1989 through November 2009 and joined FNB as its Corporate Controller and principal accounting officer in December 2009. Mr. Rubritz also maintains vested account balances in certain of our benefit plans that have not yet been distributed to him.

None of FNB’s other executive officers or directors has any direct or indirect interest in the merger, except insofar as their ownership of insignificant amounts of our common stock might be deemed such an interest.

Interests of PFC’s Directors and Executive Officers in the Merger

In considering the recommendation of the board of directors of PFC that you vote to adopt the merger agreement, you should be aware that directors and executive officers of PFC and PFC Bank have financial interests in the merger that may be different from, or in addition to, those of PFC shareholders generally. The independent members of PFC’s board of directors were aware of and considered these potential interests, among other matters.

As described in more detail below, these interests include certain payments and benefits that may be provided to the executive officers upon completion of the merger, including enhanced cash severance and continued medical, life and disability insurance benefits.

The dates and share prices used below to quantify these interests have been selected for illustrative purposes only. They do not necessarily reflect the dates on which certain events will occur and do not represent a projection about the future value of PFC common stock.

Existing Employment Agreement. PFC Bank entered into a five-year employment agreement with Robert J. McCarthy, Jr., our Vice Chairman, President and Chief Executive Officer, in April 1987, and PFC became a party to the agreement upon consummation of the reorganization of PFC Bank into the holding company form of organization in January 1989. The initial term of the agreement has been extended automatically for an additional year on each anniversary date of the agreement. Effective January 1, 2000, a new five-year employment agreement was entered into by the parties to reflect the holding company formation, PFC Bank’s charter conversion to a savings bank and change in regulators, and changes in applicable law and regulatory policies since 1987. The 2000 agreement was amended and restated as of December 15, 2005 and December 20, 2007 in order to comply with Section 409A of the Internal Revenue Code and the regulations under such section and to make certain other changes. The agreement provides for a minimum annual salary of $375,000, which may be increased from time to time in such amounts as may be determined by the boards of directors of PFC and PFC Bank. In addition, Mr. McCarthy may receive bonus payments as determined by the boards of directors of PFC and PFC Bank, subject to compliance with applicable law. Prior to January 1st of each year, the boards of directors of PFC and PFC Bank shall consider all relevant factors, including Mr. McCarthy’s performance, and if appropriate approve a one-year extension of the remaining term of the agreement. The term of Mr. McCarthy’s agreement will be extended each year if the boards of directors of PFC and PFC Bank, collectively referred to as “Parkvale,” approve the extension, unless Mr. McCarthy provides at least 30 days written notice not to extend the agreement beyond its remaining term. The agreement is terminable by Parkvale for cause at any time and currently expires on January 1, 2016.

The agreement with Mr. McCarthy provides for severance payments and other benefits in the event Parkvale terminates his employment for other than cause, disability, retirement or death or Mr. McCarthy resigns for “good reason,” as defined in the agreement. Good reason includes a material breach of the agreement by PFC or PFC Bank, including a material diminution in Mr. McCarthy’s base compensation, a material diminution in his authority, duties or responsibilities or any requirement that he report to a corporate officer or employee instead of reporting directly to the boards of directors, and also includes any material change in the geographic location at which Mr. McCarthy must perform his duties under the agreement. Mr. McCarthy may only terminate his agreement for good reason if he provides written notice of the event within 90 days of its initial existence and PFC and PFC Bank thereafter fail to remedy the condition within 30 days after receiving the written notice. In such event, Parkvale will provide a lump sum cash payment to Mr. McCarthy equal to 2.99 times the sum of the following:

•	his then current base salary per year;

•	the highest bonus or other incentive compensation paid to him during the preceding three calendar years;

•

the average contributions by Parkvale to Mr. McCarthy’s accounts under the 401(k) Plan, the ESOP, the Executive Deferred Compensation Plan (excluding elective deferrals) and the Supplemental Executive Benefit Plan for the preceding three calendar years; and

•

the average of all other components of Mr. McCarthy’s taxable income from Parkvale for the preceding three calendar years, except that any previously deferred income shall be excluded from taxable income in the year in which such prior deferrals are paid to Mr. McCarthy.

In addition, Parkvale will continue at no cost to Mr. McCarthy his participation in all life, disability and medical insurance plans for the then-remaining term of the employment agreement or pay a lump sum cash equivalency amount if such coverage cannot be provided, plus make an additional lump sum cash payment equal to the projected cost of providing Mr. McCarthy benefits under Parkvale’s other employee benefit plans, programs and arrangements (including the use of an automobile and club dues but excluding stock benefit plans) for the then-remaining term of the employment agreement. Under Mr. McCarthy’s employment agreement, Mr. McCarthy could receive payments and benefits that constitute a parachute payment. Parachute payments generally are payments in excess of three times the base amount, which is defined to mean the recipient’s average annual compensation from the employer includible in the recipient’s gross income during the most recent five taxable years ending before the date on which a change in control of the employer occurred. Recipients of parachute payments are subject to a 20% excise tax on the amount by which such payments exceed the base amount, in addition to regular income taxes, and payments in excess of the base amount are not deductible by the employer as compensation expense for federal income tax purposes. In such event, Parkvale has agreed to pay the 20% excise tax that would otherwise be owed by Mr. McCarthy and such additional amounts as may be necessary to reimburse Mr. McCarthy for the federal, state and local income taxes and excise taxes on such amounts in order to place Mr. McCarthy in the same after-tax position he would have been in if the excise tax had not been imposed.

The employment agreement with Mr. McCarthy provides that if he dies during the term of the agreement, then his spouse or other named beneficiaries shall receive his base salary for a period of one year plus the continuation of medical, dental and hospitalization coverage for one year. If Mr. McCarthy’s employment is terminated due to disability, his employment agreement provides that he will receive his base salary and other benefits for the then remaining term of the agreement, minus any disability benefits which he is entitled to receive under any disability plan of Parkvale or any governmental plan, including Social Security disability benefits or workmen’s compensation benefits.

The agreement also precludes Mr. McCarthy from owning (excluding the ownership of 1% or less of the stock of a public corporation), managing, operating and controlling, being employed by or participating in or being in any way connected with any other business covered by federal deposit insurance which is located in the Pennsylvania counties of Allegheny, Armstrong, Beaver, Butler, Fayette, Washington and Westmoreland, together with any other counties within Pennsylvania, Ohio or West Virginia in which PFC Bank has an office. Such restriction shall continue throughout Mr. McCarthy’s employment with Parkvale.

Existing Change In Control Agreements. PFC and PFC Bank entered into a three-year change in control severance agreement with Gilbert A. Riazzi effective February 1, 2010, with Thomas R. Ondek originally effective December 21, 2006 and with Gail B. Anwyll originally effective February 23, 2005. The term of each agreement is extended for an additional year on each January 1st until such time as the boards of directors of either PFC or PFC Bank or the executive gives notice not to extend the term of the agreement. As a consequence, the remaining term of each agreement will stay between two and three years unless notice of non-renewal is given not less than thirty (30) days prior to any anniversary date. If either party gives timely notice that the term will not be extended as of any annual anniversary date, then the agreement shall terminate at the conclusion of its remaining term. The agreements currently expire on December 31, 2013.

The agreements provide for severance payments and other benefits in the event employment with Parkvale is terminated subsequent to a change in control of Parkvale by (i) Parkvale for other than cause, disability, retirement or death, or (ii) the executive for good reason, with the definition of good reason similar to that contained in Mr. McCarthy’s employment agreement. A “change in control” of Parkvale is defined to include any of the following: (1) the acquisition of over 50% of the outstanding common stock of PFC or PFC Bank by any person or group, (2) the acquisition within any 12-month period of 30% or more of the outstanding common stock of PFC by any person or group, (3) a change in a majority of the board of directors of PFC within any 12-month period if the appointment or election of the new directors is not approved by a majority of the board of directors in office prior to such appointment or election, and (4) the acquisition of 40% or more of the total assets of PFC or PFC Bank within any 12-month period by any person or group. In such event, Parkvale shall

•	pay to the executive a lump sum cash severance amount equal to two (2) times the executive’s annual compensation;

•

maintain and provide for a period ending at the earlier of (i) the expiration of the remaining term of the agreement as of the date of termination or (ii) the date of full-time employment by another employer, at no cost to the executive, continued participation in all group insurance, life insurance, health and accident insurance, and disability insurance; and

•

make an additional lump sum cash payment equal to the projected cost of providing the executive with benefits under Parkvale’s other employee benefit plans, programs and arrangements in which the executive was entitled to participate immediately prior to the date of termination (excluding stock benefit plans and cash incentive compensation). If such payments would constitute a “parachute payment” under Section 280G of the Code, then the payments and benefits payable shall be reduced by the minimum amount necessary to avoid constituting a parachute payment.

Parkvale may assign the change in control agreements and its rights and obligations thereunder in whole, but not in part, to any corporation, bank or other entity with or into which either PFC or PFC Bank may merge or consolidate or which either may transfer all or substantially all of its respective assets. The executives may not assign or transfer the agreement or any rights or obligations thereunder.

Continued Employment. In order to assist with a smooth transition of the operations of PFC and its subsidiaries following completion of the merger, the merger agreement provides that FNB or one of its subsidiaries agrees to offer employment to certain executive officers and employees of PFC and its subsidiaries following the completion of the merger. The offer of employment to such individuals will be on an at-will basis, with the existing employment and change in control agreements to be assumed and honored by FNB and its subsidiaries. The base salaries to be offered to such individuals will be at an annualized level that is at least equal to their current base salaries, and the titles, duties and responsibilities of such individuals following the effective time of the merger will be determined by FNB in good faith, taking into account the current duties and responsibilities of such individuals and the requirements of the combined organization. Prior to terminating the at-will employment of any of such individuals, FNB has agreed that the individual will receive either at least two weeks’ notice or pay in lieu of notice, unless the termination is for cause. FNB and its subsidiaries have the right to terminate the employment of such individuals at any time following completion of the merger.

Summary of Golden Parachute Arrangements

The following table sets forth the aggregate dollar value of the various elements of compensation that each named executive officer of PFC would receive that is based on or otherwise relates to the merger, assuming the following:

•	the merger closed on September 23, 2011, the last practicable date prior to the filing of this proxy statement/prospectus;

•	the employment of Messrs. McCarthy, Riazzi and Ondek and Ms. Anwyll had been terminated without cause immediately following the closing of the merger on September 23, 2011;

•	the projected costs of providing continued life, health, dental and accident insurance coverage is based on current premiums, which are assumed to increase by 10% on January 1st of each year; and

•

FNB and Mr. McCarthy mutually agree to take certain actions, and that such actions are actually taken, to avoid the Section 280G tax gross-up that Mr. McCarthy would otherwise be entitled to receive under his employment agreement. Mr. McCarthy has indicated that he is willing to take certain actions to avoid or minimize the amount of the tax reimbursement that would be required in the absence of any tax planning.

Any changes in these assumptions or estimates would affect the amounts shown in the following table. Because all stock options held by the named executive officers of PFC are fully vested and all account balances held by the named executive officers under our benefit plans are fully vested, the values associated with such vested stock options and vested account balances are not included in the following table.

Golden Parachute Compensation

Name	Cash Severance (1)		Perquisites/ Benefits (1)		Tax Reimbursement (2)	Total (3)
Robert J. McCarthy, Jr.	$2,085,940	(4)	$166,205	(8)	—	$2,252,145
Gilbert A. Riazzi	$309,608	(5)	$26,487	(9)	—	$336,095
Thomas R. Ondek	$227,722	(6)	$63,645	(9)	—	$291,367
Gail A. Anwyll	$232,498	(7)	$59,447	(9)	—	$291,945

(1)	All amounts listed in this column are payable only if a terminating event occurs concurrently with or subsequent to the change in control and during the term of the employment or change in control agreement. See “— Existing Employment Agreement” and “— Existing Change in Control Agreements” above.
(2)	Assuming that FNB and Mr. McCarthy mutually agree to take certain actions, and that such actions are actually taken, to avoid the Section 280G tax gross-up that Mr. McCarthy would otherwise be entitled to receive under his employment agreement, no amount is reportable in this column. If the tax planning actions are not agreed to, or if such tax planning is not successful, then Mr. McCarthy would be entitled to receive a tax gross-up payment from FNB under his current employment agreement, which amount is currently estimated to be $807,586. Payments of cash severance and perquisites/benefits under Mr. McCarthy’s employment agreement trigger liability under Sections 280G and 4999 of the Internal Revenue Code for an excise tax on excess parachute payments. Since payment of the cash severance and perquisites/benefits are conditioned upon termination of Mr. McCarthy’s employment, the tax reimbursement is also deemed to be conditioned upon termination of Mr. McCarthy’s employment. As stated above, Mr. McCarthy has indicated that he is willing to take certain actions to avoid the amount of the tax reimbursement that would be required in the absence of any tax planning. It is currently estimated that there will be no cutback in the payments to Messrs. Riazzi and Ondek and Ms. Anwyll.
(3)	The amounts listed in this column represent the total golden parachute payments to be made to each named executive officer. In each case, the total payments shown for each of the named executive officers are attributable to a double-trigger arrangement (i.e., payment is conditioned upon the executive’s termination without cause or resignation for good reason concurrently with or subsequent to the change in control and during the term of the executive’s employment or change in control agreement).
(4)	Represents an amount equal to 2.99 times the sum of the following: (a) Mr. McCarthy’s current base salary of $375,000, (b) the highest bonus paid to Mr. McCarthy in the three prior calendar years, which bonus was $275,000, and (c) the average for the three prior calendar years of the contributions made by PFC and PFC Bank to Mr. McCarthy’s accounts under the 401(k) Plan, the ESOP, the Executive Deferred Compensation Plan and the Supplemental Executive Benefit Plan. See “— Existing Employment Agreement” above.
(5)	Represents an amount equal to 2.00 times Mr. Riazzi’s current base salary of $154,804. Mr. Riazzi did not receive any employer matching contributions to his 401(k) account in 2010.
(6)	Represents an amount equal to the sum of the following: (a) 2.00 times Mr. Ondek’s current base salary of $111,488, and (b) 3.00 times the matching contribution of $1,582 to Mr. Ondek’s 401(k) account in 2010.
(7)	Represents an amount equal to the sum of the following: (a) 2.00 times Ms. Anwyll’s current base salary of $111,501, and (b) 3.00 times the matching contribution of $3,165 to Ms. Anwyll’s 401(k) account in 2010.
(8)	Represents the sum of the following: (a) $96,395 for the estimated projected cost of continuing medical, vision, life, disability and accident insurance premiums for 60 months, (b) a lump sum cash payment of $29,264 in lieu of continuing to provide club dues for 60 months, and (c) a lump sum cash payment of $40,546 in lieu of continuing to provide automobile benefits for 60 benefits. Each of the foregoing amounts have been discounted to present value using a discount rate equal to 1.93%, which equals 120% of the mid-term discount rate published by the IRS for September 2011. The IRS discount rates change monthly, and we will need to use the discount rate for the month in which the merger is actually completed.

(9)	Represents the estimated projected cost of continuing medical, vision, life, disability and accident insurance premiums (and dental premiums for Ms. Anwyll) for 36 months. Such amounts have been discounted to present value using a discount rate equal to 0.31%, which equals 120% of the short-term discount rate published by the IRS for September 2011. The IRS discount rates change monthly, and we will need to use the discount rate for the month in which the merger is actually completed.

For as long as the PFC Preferred Stock is outstanding, both PFC and PFC Bank are prohibited from making any payments to their ten most highly compensated employees in connection with a termination of employment or a change in control, except that such prohibition does not apply to any of the following: (1) payments pursuant to tax-qualified plans, (2) payments resulting from death or disability or (3) payments for services performed or benefits accrued prior to the date of termination, including benefits payable under our Supplemental Executive Benefit Plan, Executive Deferred Compensation Plan and individual deferred compensation agreements. In addition, such prohibition does not apply to any employees of PFC or PFC Bank who become employees of FNB as a result of the merger. FNB and PFC have agreed to use their reasonable best efforts to have the PFC Preferred Stock either purchased by FNB or one of its subsidiaries or redeemed by PFC prior to or concurrently with completion of the merger. See “The Merger Agreement — Treatment of PFC Preferred Stock and PFC TARP Warrant.” The dollar amounts shown in the above Golden Parachute Compensation table assume that either of the following occurs: (a) the PFC Preferred Stock is purchased or redeemed prior to or concurrently with completion of the merger, or (b) the executives shown in the table accept the offer of continued employment on an at-will basis to be made by FNB or one of its subsidiaries. See “— Continued Employment” above.

Treatment of Equity Awards. PFC’s executive officers and directors participate in PFC’s equity-based compensation plans and hold PFC stock options granted in accordance with the terms of such plans. At the time of execution of the merger agreement on June 15, 2011, the directors and executive officers of PFC and PFC Bank as a group held options to acquire an aggregate of 232,750 shares of PFC common stock, all of which were fully vested. The PFC stock options will be converted into stock options to purchase FNB common stock upon completion of the merger. For a more detailed explanation of the treatment of PFC stock options, see “The Merger Agreement — Treatment of PFC Stock Options” beginning on page 73.

Non-Qualified Deferred Compensation Plans. PFC and PFC Bank maintain certain non-qualified deferred compensation plans for the benefit of certain executive officers, including the Supplemental Executive Benefit Plan, the Executive Deferred Compensation Plan and certain older deferred compensation agreements, which we refer to herein collectively as the Plans and individually as a Plan. Several of our named executive officers, including our President and Chief Executive Officer, Robert J. McCarthy, Jr., is a participant in one or more of the Plans and holds the account balances listed in the table below. Benefits under the Plans are fully vested and are not increased by reason of the merger. Benefits are payable in accordance with the terms of the Plans and the participants’ respective elections, which may include payments upon the occurrence of the merger, as a change in control, or, in the event that a Plan or the Plans are terminated and liquidated prior to the merger, such earlier time preceding the merger as may be permitted by applicable law.

The following table sets forth the fair market value of the account balance as of September 21, 2011 of each of our named executive officers who participate in our non-qualified deferred compensation arrangements. Mr. Riazzi and Ms. Anwyll do not participate in these plans.

Name	Plan	Aggregate Balance at September 21, 2011 (1)($)
Robert J. McCarthy, Jr.	Supplemental Executive Benefit Plan	702,025
	Executive Deferred Compensation Plan	1,110,249
	Deferred fees(2)	504,409
	Deferred compensation(2)	1,527,278
Thomas R. Ondek	Executive Deferred Compensation Plan	2,357

(1)	The aggregate balances of the Supplemental Executive Benefit Plan and the Executive Deferred Compensation Plan at September 21, 2011 reflect amounts allocated to the accounts of the executives since they first became participants in the plans, which were adopted in 1994. Because such amounts were primarily invested in PFC’s common stock, the aggregate balances also reflect accumulated dividends on the shares of common stock plus appreciation in the fair market value of the common stock. The balances at September 21, 2011 are based on the closing price of $17.78 per share of PFC common stock on September 21, 2011. The aggregate number of shares held in all of the non-qualified deferred compensation arrangements on behalf of each named executive and the dollar value of such shares are as follows: Mr. McCarthy, 214,853 shares valued at $3.8 million, and Mr. Ondek, 132 shares valued at $2,347. The shares held in all deferred compensation accounts are included as outstanding shares by PFC held for the benefit of the named executives.
(2)	In the initial years of his employment with PFC Bank, Mr. McCarthy deferred a portion of his salary and director fees. These deferrals were elections made by Mr. McCarthy without any type of contributions by either PFC or PFC Bank. The deferrals were used to purchase PFC common stock when PFC Bank went public in July 1987. The accumulated shares earn dividends that are reinvested in PFC common stock on an annual basis.

Indemnification and Insurance. FNB and PFC have agreed in the merger agreement that, from and after the effective time of the merger, FNB will indemnify and hold harmless each present and former director and officer of PFC or any of its subsidiaries against any losses, claims, damages, liabilities, costs, expenses, judgments, fines and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, pertaining or relating to the merger agreement or such person’s position as a former director or officer of PFC. FNB has also agreed in the merger agreement that, for a period of six years after the effective time of the merger, it will cause the former directors and officers of PFC to be covered by the directors’ and officers’ insurance policy maintained by PFC or by a policy of at least the same coverage and containing terms no less advantageous to its beneficiaries than PFC’s policy.

Share Ownership of PFC and PFC Bank Directors and Executive Officers. As of September 21, 2011, the directors and executive officers of PFC and PFC Bank may be deemed to be the beneficial owners of 916,994 shares (excluding stock options), representing 16.4% of the outstanding shares of PFC common stock. See the section of this proxy statement/prospectus titled “The Voting Agreements” beginning on page 89 for further information regarding these voting agreements.

FNB and FNB Bank boards of directors. FNB has agreed in the merger agreement that Robert J. McCarthy, Jr. will be appointed to serve on the board of directors of FNB upon consummation of the merger. Mr. McCarthy will be entitled to receive the annual retainer fee and the annual stock awards paid to other non-employee directors of FNB. Currently, FNB pays a minimum annual retainer fee of $52,500 and provides annual grants of FNB common stock having a market value of $20,000. If Mr. McCarthy does not become a director of FNB because of death or disability, then PFC and FNB will mutually agree upon the addition to the board of directors of FNB of another director of PFC. In addition, a member of the board of directors of PFC or PFC Bank who is mutually agreeable to FNB and PFC also will be appointed to the board of directors of FNB Bank.

Regulatory Approvals Required for the Merger and the Bank Merger

Completion of the merger and the merger of FNB Bank and PFC Bank are each subject to several federal and state bank regulatory agency filings and approvals. FNB and we cannot complete the merger and the bank merger unless and until FNB and FNB Bank receive all necessary prior approvals from the applicable bank regulatory authorities.

Neither FNB nor we can predict whether or when FNB and we will obtain the required regulatory approvals, waivers or exemptions necessary for the merger of FNB with us and the merger of FNB Bank with PFC Bank. FNB and we anticipate that the request for waiver with the Federal Reserve Board will be submitted in October 2011.

Federal Reserve Board. Because FNB is a financial holding company registered under the Bank Holding Company Act of 1956, or the BHCA, and we are a registered savings and loan holding company, under the Home Owners’ Loan Act, or the HOLA, the merger is subject to prior approval from the Federal Reserve Board under the BHCA unless the transaction is eligible for a waiver from the Federal Reserve Board. As described below, FNB and FNB Bank filed an Interagency Merger Application with the OCC for approval of the merger on September 19, 2011. In connection with such application, FNB also will seek from the Federal Reserve Board an exemption from the merger application filing requirements under the BHCA. If the exemption is granted, FNB and we will not be required to file a separate application with the Federal Reserve Board for approval of the merger.

If FNB’s exemption request is denied and a separate approval of the Federal Reserve Board is required for the merger, the Federal Reserve Board will not approve the merger if, under the applicable statutes, such merger:

•	would result in a monopoly;

•	would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States; or

•

may have the effect in any section of the United States of substantially lessening competition, tending to create a monopoly or resulting in a restraint of trade, unless the Federal Reserve Board finds that the anti-competitive effects of the transactions are clearly outweighed by the public interest and the probable effect of the merger in meeting the convenience and needs of the communities to be served.

In addition, in reviewing a merger under applicable statutes, the Federal Reserve Board will consider the financial and managerial resources of the companies and any subsidiary banks, and the convenience and needs of the communities to be served as well as the records of the companies in combating money laundering. Among other things, the Federal Reserve Board will evaluate the capital adequacy of the combined company after completion of the merger. In connection with its review, the Federal Reserve Board will provide an opportunity for public comment on the application for the merger, and is authorized to hold a public meeting or other proceedings if it determines that would be appropriate.

OCC. The merger of PFC Bank with and into FNB Bank is subject to the prior approval of the OCC under the Bank Merger Act. FNB and FNB Bank filed an Interagency Merger Application for approval of the bank merger with the OCC on September 19, 2011. In reviewing applications under the Bank Merger Act, the OCC must consider, among other factors, the financial and managerial resources and future prospects of the existing and proposed institutions, the convenience and needs of the communities to be served and the effectiveness of both institutions in combating money laundering. In addition, the OCC may not approve a merger:

•	that will result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States;

•	if the effect of the merger in any section of the country may be substantially to lessen competition or tend to create a monopoly; or

•	if the merger would in any other manner be a restraint of trade,

unless the OCC finds that the anticompetitive effects of the merger are clearly outweighed by the public interest and the probable effect of the merger in meeting the convenience and needs of the communities to be served.

Under the Community Reinvestment Act of 1977, or the CRA, the OCC must also take into account the records of performance of PFC Bank and FNB Bank in meeting the credit needs of their markets, including low and moderate income neighborhoods served by each institution. As part of the merger review process, the federal supervisory agencies frequently receive comments and protests from community groups and others. PFC Bank and FNB Bank each received a “Satisfactory” rating in their most recent CRA evaluations.

The OCC is also authorized to, but generally does not, hold a public hearing or meeting in connection with an application under the Bank Merger Act. A decision by the OCC that such a hearing or meeting would be appropriate regarding any application could prolong the period during which the application is subject to review.

Mergers approved by the OCC under the Bank Merger Act, with certain exceptions, may not be consummated until 30 days after such approval, during which time the U.S. Department of Justice may challenge such merger on antitrust grounds and may require the divestiture of certain assets and liabilities. With approval of the OCC and the Department of Justice, the waiting period may be, and customarily is, reduced to no less than 15 days. There can be no assurance that the Department of Justice will not challenge the merger or, if such a challenge is made, as to the result of such challenge.

U.S. Treasury. The merger agreement provides that upon completion of the merger, each outstanding share of the PFC Preferred Stock will be converted into the right to receive one share of FNB preferred stock with substantially the same rights, powers and preferences as the PFC Preferred Stock, and that the PFC TARP Warrant will be converted into a warrant to purchase shares of FNB common stock, subject to appropriate adjustments to reflect the exchange ratio. According to the terms of the PFC Preferred Stock, the affirmative vote of the holders of at least 66-2/3% of the outstanding shares of the PFC Preferred Stock, voting as a separate class, is required to approve a merger or consolidation between us and another corporation or other entity in which we are not the surviving or resulting entity or its ultimate parent, unless the shares of PFC Preferred Stock are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent and such preference securities have rights, preferences, privileges and voting powers, and limitations and restrictions thereof, which, taken as a whole, are not materially less favorable than the rights, preferences, privileges and voting powers, and limitations and restrictions thereof, of the PFC Preferred Stock immediately prior to the completion of the merger or consolidation, taken as a whole. Similarly, the terms of the PFC TARP Warrant provide that in the event of a merger or consolidation, the right of the holder of the PFC TARP Warrant to receive shares of PFC common stock will be converted into the right to exercise the PFC TARP Warrant to acquire the number of shares of stock or other securities or property into which the PFC common stock issuable upon exercise of the PFC TARP Warrant immediately prior to the merger would have been entitled to receive upon completion of the merger or consolidation. FNB and we intend that, concurrently with or prior to completion of the merger, either FNB or one of its subsidiaries will purchase the PFC Preferred Stock, or we will redeem the PFC Preferred Stock. In the event that FNB and we are unable to complete the purchase or redemption of the PFC Preferred Stock, we believe that conversion of the PFC Preferred Stock into preference securities of FNB and the conversion of the PFC TARP Warrant into a warrant to purchase FNB common stock, each according to the terms of the merger agreement, will comply with the terms of the PFC Preferred Stock and the PFC TARP Warrant such that a separate vote by 66-2/3% of the outstanding shares of PFC Preferred Stock will not be required to approve the merger. In the event of a determination by the U.S. Treasury that the terms of the merger agreement conflict with and do not comply with the requirements of the PFC Preferred Stock or the PFC TARP Warrant, the vote of the U.S. Treasury, as the sole holder of the PFC Preferred Stock, and voting as a separate class, will be required to approve the merger.

In addition, the purchase or redemption of the PFC Preferred Stock requires the approval and cooperation of the U.S. Treasury, in addition to the approval of the Federal Reserve Board and OCC described above. In order to request a purchase from the U.S. Treasury of the PFC Preferred Stock and, if so desired, the PFC TARP Warrant

(or a redemption by PFC of the preferred stock and, if so desired, a repurchase of the warrant), PFC and FNB must notify the U.S. Treasury and the Federal Reserve Board of the intent to purchase or redeem, as the case may be. After receiving such notice from PFC and FNB, the U.S. Treasury and the Federal Reserve Board will consult concerning the request. When all consultations among the regulatory agencies have been completed, the U.S. Treasury and the Federal Reserve Board will advise PFC and FNB concerning the completion of the purchase or redemption request. If FNB elects to purchase the PFC TARP Warrant from the U.S. Treasury (or to fund the repurchase of the warrant by PFC), FNB or PFC, as the case may be, must hire an independent advisor to value the warrant in accordance with standard industry practices and present the offer to the U.S. Treasury, which will independently calculate its own determination of fair market value using a process which includes third party input. If those values differ, then the U.S. Treasury and FNB or PFC, as the case may be, will follow a process defined in Section 4.9 of the Securities Purchase Agreement, dated December 23, 2008, entered into between PFC and the U.S. Treasury in connection with the U.S. Treasury’s purchase of the PFC Preferred Stock. For a summary of the provisions in the merger agreement regarding the purchase or redemption of the PFC Preferred Stock from the U.S. Treasury, see “The Merger Agreement — Purchase or Redemption of PFC Preferred Stock” on page 86. As of the date of this proxy statement/prospectus, FNB has engaged in a preliminary discussion with the U.S. Treasury regarding the proposed purchase or redemption of the PFC Preferred Stock.

Pennsylvania Department of Banking. The prior written approval of the Pennsylvania Department of Banking, or the Department, is required under Section 115 of the Pennsylvania Banking Code for the merger of PFC with and into FNB. FNB submitted an application seeking approval of the proposed merger with the Department on September 19, 2011. The criteria for the Department’s approval is determined by what is permissible under federal law and regulations. However, the prior written approval of the Department is not required for the proposed merger of PFC Bank, which is a Pennsylvania state-chartered savings institution, with and into FNB Bank, which is a national association, because the resulting institution will be a national association. PFC Bank is required to provide certain notice and documents to the Department regarding the proposed merger.

Other Regulatory Approvals. Neither we nor FNB are aware of any other regulatory approvals that either of us require for completion of the merger other than approvals we describe above. Should FNB or we require any other approvals, we and FNB presently contemplate both of us would seek to obtain such approvals. There can be no assurance, however, that FNB and we can obtain any other approvals, if required.

There can be no assurance that the regulatory authorities described above will approve the merger or the bank merger, and if such mergers are approved, there can be no assurance as to the date on which FNB and we will receive such approvals. The mergers cannot proceed in the absence of the receipt of all requisite regulatory approvals. See “The Merger Agreement — Conditions to Completion of the Merger” and “The Merger Agreement — Termination of the Merger Agreement.”

The approval of any application merely implies the satisfaction of regulatory criteria for approval. Any such approval does not include review of the merger from the standpoint of the adequacy of the merger consideration our shareholders will receive upon the merger. Further, regulatory approvals do not constitute an endorsement or recommendation of the merger.

Public Trading Markets

FNB common stock is listed on the NYSE under the symbol “FNB.” Our common stock is traded on NASDAQ under the symbol “PVSA.” Upon completion of the merger, our common stock will cease to be traded on NASDAQ, and FNB as the surviving company in the merger will deregister it under the Exchange Act. FNB will list the FNB common stock issuable pursuant to the merger agreement on the NYSE upon receipt of NYSE approval and subject to official notice of issuance.

As reported on the NYSE, the closing price per share of FNB common stock on June 14, 2011 was $10.44. As reported by NASDAQ, the closing price per share of our common stock on NASDAQ on June 14, 2011 was $10.88. Based on the FNB closing price per share on the NYSE and the exchange ratio, the pro forma equivalent per share value of our common stock was $22.74 as of that date. On [                    ], 2011, the last practicable day before we printed and mailed this proxy statement/prospectus, the closing price per share of FNB common stock on the NYSE was $ [        ], and the closing price per share of our common stock on NASDAQ was $ [        ], resulting in a pro forma equivalent per share value of our common stock of $ [        ] as of that date.

Dividends

Shareholders currently owning our common stock would receive upon completion of the merger an anticipated dividend at an annual rate of $1.05 in respect of each share of PFC common stock held based on the 2.178 to 1 exchange ratio in the merger.

FNB shareholders have the right to receive cash dividends when and if declared by the FNB board of directors out of funds legally available for dividends. The FNB board of directors considers the payment of dividends quarterly, taking into account FNB’s financial condition and its current and projected net income, FNB’s future prospects, economic conditions, industry practices and other factors, including applicable banking laws and regulations.

The primary source of FNB’s funds for cash dividends to its shareholders is dividends it receives from its subsidiaries, and principally from FNB Bank. FNB Bank is subject to various regulatory policies and requirements relating to the payment of dividends to FNB, including requirements to maintain capital above regulatory minimums. The appropriate federal bank regulatory authority has the authority to determine, under certain circumstances relating to the financial condition of a bank or bank holding company, that the payment of dividends would be an unsafe or unsound practice and to prohibit payment of any dividends. In addition, the various minimum capital requirements the federal banking regulatory authorities adopt and the capital and non-capital standards FDICIA establishes, as well as recent federal legislation, including the Dodd-Frank Act, could under certain circumstances adversely affect the ability of FNB to pay dividends to its shareholders as well as the ability of FNB Bank to pay dividends to FNB.

Delisting and Deregistration of PFC Common Stock Following the Merger

If the merger is completed, PFC common stock will be delisted from the NASDAQ Global Select Market and will be deregistered under the Securities Exchange Act of 1934, as amended.

No Dissenters’ Rights

Under Pennsylvania law, shareholders of a corporation are not entitled to exercise dissenters’ rights if shares of the corporation are registered on a national securities exchange, designated as a national market system security on an interdealer quotation system by the Financial Industry Regulatory Authority or held beneficially or of record by more than 2,000 persons. Consequently, because PFC’s common stock is currently listed on NASDAQ, shareholders of PFC will not have the right to exercise dissenters’ rights. If the merger agreement is adopted and the merger is completed, shareholders who voted against the adoption of the merger agreement will be treated the same as shareholders who voted for the adoption of the merger agreement and their shares will automatically be converted into the right to receive the merger consideration.

THE MERGER AGREEMENT

The following section is a summary of the material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which we include as Annex A to this proxy statement/prospectus and incorporate by reference in this proxy statement/prospectus. This summary may not contain all of the information about the merger agreement that may be important to you. We urge you to read the merger agreement carefully and in its entirety.

Terms of the Merger

The merger agreement provides for our merger with and into FNB. FNB will be the surviving corporation in the merger and will continue its corporate existence as a Florida corporation, and our separate corporate existence will cease. Each share of our common stock issued and outstanding immediately prior to the completion of the merger, except for shares of our common stock that FNB, its subsidiaries or our subsidiaries hold, and shares that we hold as treasury shares, will become, by operation of law, the right to receive 2.178 shares of FNB common stock, which we refer to herein as the exchange ratio.

If, prior to the completion of the merger, FNB declares a stock dividend or distribution with a record date prior to the completion of the merger, or subdivides, splits up, reclassifies or combines shares of its capital stock, or makes a distribution other than a regular quarterly cash dividend on its capital stock or any security convertible into its capital stock, or shares of FNB capital stock are increased, decreased, changed into or exchanged for a different number or kind of shares by reason of any reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in FNB’s capitalization, other than a business combination transaction with another bank holding company or financial services company, then FNB will make proportionate adjustments to the exchange ratio or the merger consideration for the PFC Preferred Stock, which adjustment may include the issuance of securities, property or cash on the same basis that it was issued, distributed or paid to holders of FNB’s capital stock.

FNB will not issue any fractional shares of FNB common stock in the merger. For each fractional share that our shareholders would otherwise have the right to receive, FNB will pay an amount in cash, without interest, rounded to the nearest cent, equal to the product of the fractional share held by that shareholder multiplied by the average closing price of FNB common stock for the 20 consecutive trading-day period ending on and including the fifth trading day prior to the effective date of the merger. No holder of fractional shares of FNB will have the right to receive dividends or other rights in respect of such fractional shares.

The FNB articles of incorporation and the FNB bylaws as in effect immediately prior to the completion of the merger will be the articles of incorporation and the bylaws of the combined company.

The merger agreement provides that FNB may at any time change the structure of the merger but no such change may alter the amount or kind of common stock merger consideration to be provided under the merger agreement, adversely affect the U.S. federal income tax consequences to PFC common shareholders in the merger, or materially impede or delay consummation of the transactions contemplated by the merger agreement.

Treatment of PFC Stock Options

Upon completion of the merger, all options to purchase shares of PFC common stock pursuant to equity-based compensation plans and award agreements evidencing the grants of such options, which are outstanding and unexercised immediately prior to the completion of the merger, shall be converted into fully vested and exercisable options to purchase shares of FNB common stock, as adjusted for the exchange ratio.

Treatment of PFC Preferred Stock and PFC TARP Warrant

Upon completion of the merger, each outstanding share of the PFC Preferred Stock, unless purchased or redeemed prior to the effective time of the merger, will be converted into the right to receive one share of FNB preferred stock with rights, preferences, privileges and voting powers and limitations and restrictions that are not materially less favorable as a whole than those of the PFC Preferred Stock. Upon completion of the merger, the PFC TARP Warrant also will be converted into a warrant to purchase FNB common stock, subject to appropriate adjustments to reflect the exchange ratio. Subject to the receipt of requisite regulatory approvals, FNB and PFC have agreed to use their reasonable best efforts to have the PFC Preferred Stock either purchased by FNB or one of its subsidiaries, in which case it is expected to be extinguished upon consummation of the merger, or redeemed by PFC. FNB also may elect to have the PFC TARP Warrant purchased, redeemed or repurchased, but is not obligated to do so.

Board of Directors of the Combined Company

Upon completion of the merger, the board of directors of FNB will constitute the board of directors of the combined company and will be expanded by one member. Robert J. McCarthy, Jr., our President and Chief Executive Officer, will be appointed as a member of the combined company’s board of directors. Upon completion of the merger, a member of the board of directors of PFC or PFC Bank who is mutually agreeable to FNB and PFC also will be appointed to the board of directors of FNB Bank. The executive officers of FNB will continue as the executive officers of the combined company.

Bank Merger

As soon as practicable after the completion of the merger, PFC Bank will merge into FNB Bank, which will continue as a national bank.

Closing and Effective Time of the Merger

The closing of the merger will take place at a time and on the date specified by FNB and PFC, which date will be no later than the fifth business day after the satisfaction or waiver of the latest to occur of the closing conditions specified in the merger agreement, other than conditions that by their nature are to be satisfied or waived at the closing. FNB and PFC may extend such date by mutual agreement. The merger will become effective when FNB files articles of merger with the Secretary of State of the State of Florida and we file articles of merger with the Department of State of the Commonwealth of Pennsylvania.

Exchange and Payment Procedures

As promptly as practicable following the effective time of the merger, FNB will deposit with Registrar and Transfer Company, or the Exchange Agent, book entry shares representing the aggregate number of shares of FNB capital stock issuable pursuant to the merger agreement in exchange for the shares of PFC capital stock outstanding immediately prior to the effective time of the merger, and immediately available funds equal to any dividends or distributions payable to the PFC shareholders in accordance with the merger agreement, and cash to be paid to PFC shareholders in lieu of fractional shares of FNB common stock.

As soon as practicable after the effective time of the merger, and in no event more than five business days after the effective time of the merger, the Exchange Agent will mail each holder of record of PFC capital stock a letter of transmittal containing instructions for use in effecting the surrender of certificates representing shares of PFC capital stock in exchange for the merger consideration or cash in lieu of fractional shares. After the effective time of the merger, each holder of a PFC stock certificate, other than certificates representing treasury shares (as defined in the merger agreement), who has surrendered such certificate or who has provided customary affidavits and indemnification regarding the loss or destruction of such certificate, together with duly executed transmittal materials, to the Exchange Agent, will be entitled to receive, for each share of our common stock, 2.178 shares of FNB common stock in book entry form and cash in lieu of any fractional shares of FNB common stock to which such holder is otherwise entitled. FNB will have no obligation to deliver the merger consideration or cash in lieu of fractional shares to any PFC shareholder until the PFC shareholder surrenders his certificates representing his shares of PFC capital stock.

If a PFC stock certificate has been lost, stolen or destroyed, the Exchange Agent will issue the consideration properly payable under the merger agreement upon receipt of an affidavit of that fact by the claimant. FNB may require the claimant to post a bond in a reasonable amount as an indemnity against any claim that may be made against FNB with respect to the claimant’s lost, stolen or destroyed PFC stock certificate.

The Exchange Agent or, following the first anniversary of the effective time of the merger, FNB, may be entitled to deduct and withhold from any cash amounts payable to any holder of shares of our common stock such amounts as the Exchange Agent or FNB is required to deduct and withhold under the Code, or any state, local or foreign tax law or regulation. Any amounts that FNB or the Exchange Agent withhold will be treated as having been paid to such holder of our capital stock.

PFC stock certificates may be exchanged for shares of FNB common stock and cash in lieu of fractional shares of FNB common stock through the Exchange Agent for up to 12 months after the completion of the merger. At the end of that period, the Exchange Agent will return any FNB shares and cash to FNB. Any holders of our stock certificates who have not exchanged their certificates for the merger consideration before that date will then be entitled to look only to FNB to seek payment of the merger consideration, any cash in lieu of fractional shares of FNB common stock and any unpaid dividends or distributions payable to such holder pursuant to the merger agreement. Neither PFC nor FNB will be liable to any former holder of PFC common stock for any merger consideration that is paid to a public official pursuant to any applicable abandoned property, escheat or similar laws.

Following the effective time of the merger, there shall be no transfers on the stock transfer books of PFC other than to settle transfers of PFC capital stock that occurred prior to the effective time of the merger.

Dividends and Distributions

Following surrender of PFC stock certificates for exchange, the record holder of the whole shares of FNB capital stock issued in exchange for such PFC stock will be paid, without interest:

•

at the time of surrender, any dividends or distributions with a record date prior to the effective time of the merger that were declared by PFC in respect of shares of PFC capital stock after June 15, 2011 and which remain unpaid at the effective time of the merger;

•

at the time of surrender, any cash payable in lieu of a fractional share of FNB common stock to which the holder is entitled, and the amount of dividends or other distributions with a record date after the effective time of the merger and which became payable with respect to whole shares of FNB common stock prior to the time of surrender; and

•

at the appropriate payment date, any dividends or distributions in respect of whole shares of FNB capital stock with a record date that is after the effective time of the merger and prior to the date of surrender, but for which the payment date is after the date of surrender.

PFC has agreed that, prior to the completion of the merger, it will not declare or pay any dividend or distribution on its capital stock other than:

•	dividends and distributions by a subsidiary of PFC to PFC or a wholly-owned subsidiary of PFC;

•	regular quarterly cash dividends on the PFC Series A Preferred Stock in accordance with its terms; and

•	regular quarterly cash dividends with customary record and payment dates which do not exceed $0.02 per share on the PFC common stock.

However, from and after June 15, 2011, PFC is required to coordinate the declaration of any dividend on its common stock and the record dates and payment dates for those dividends with FNB’s declaration of regular quarterly dividends on its common stock and the record dates and payment dates established by FNB so that holders of PFC common stock do not receive two dividends (or fail to receive a dividend) in any quarter.

Representations and Warranties

The merger agreement contains generally reciprocal and customary representations and warranties of FNB and us relating to our respective businesses. Our representations and warranties and those of FNB are subject, in some cases, to specified exceptions and qualifications contained in the merger agreement and the matters contained in the disclosure schedules that we and FNB, respectively, delivered in connection with the merger agreement. The representations and warranties in the merger agreement will not survive the closing date of the merger.

The representations and warranties that FNB and we have made to each other relate to, among other things, the following:

•	corporate matters, including due organization, qualification and corporate power and authority of such party and its subsidiaries;

•	capitalization;

•

corporate power and authority relative to the execution and delivery of the merger agreement and the absence of conflicts with, violations of, or defaults under such party’s organizational documents or other obligations as a result of the execution and delivery of the merger agreement and completion of the merger;

•	the governmental filings and consents, authorizations, approvals and exemptions required in connection with the execution and delivery of the merger agreement and the completion of the merger;

•

the timely filing of reports with the applicable governmental entities, and the absence of initiated or pending proceedings or investigations relating to the business or operations of a party or its subsidiaries; unresolved material violations, criticisms or exceptions by a regulatory agency with respect to a report or statement relating to an examination or inspection of a party or its subsidiaries; and unresolved disagreements or disputes with regulatory agencies;

•	financial statements and filings with the SEC, and maintenance of books and records of such party and its subsidiaries in accordance with applicable legal and accounting requirements;

•	investment bankers’ fees payable in connection with the merger;

•	the absence of certain material changes or events;

•	legal proceedings;

•	tax matters;

•	employee benefit plans;

•	compliance with applicable laws;

•	material contracts and the absence of defaults under such contracts;

•	agreements with regulatory agencies;

•	undisclosed liabilities;

•	environmental liabilities;

•	the treatment of the merger as a reorganization for tax purposes;

•	loans, delinquent loans and nonperforming and classified loans and investments as well as our other assets;

•	allowances for loan losses; and

•	fiduciary accounts.

We have made additional representations and warranties regarding:

•	real property;

•	the inapplicability of state anti-takeover laws;

•	the receipt of an opinion from our financial advisor;

•	insurance;

•	investment securities; and

•	intellectual property.

FNB also made an additional representation and warranty that neither it nor any of its subsidiaries is an “interested shareholder” as defined by the PBCL.

Certain representations and warranties of FNB and PFC are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, a “material adverse effect,” when used in reference to FNB or PFC, means any event, circumstance, development, change or effect that alone or in the aggregate with other events, circumstances, developments, changes or effects (1) is materially adverse to the business, results of operations or financial condition of such party and its subsidiaries taken as a whole, or (2) materially delays or impairs the ability of such party to timely consummate the transactions contemplated by the merger agreement.

In determining whether a material adverse effect has occurred in respect of the business, results of operations or financial condition of a party and its subsidiaries, FNB and PFC will disregard any effects resulting from:

•

changes that occur after June 15, 2011 in U.S. generally accepted accounting principles or regulatory accounting requirements applicable to banks or savings associations and their holding companies generally;

•	changes that occur after June 15, 2011 in laws, rules or regulations of general applicability or interpretations thereof by courts or any governmental entity;

•	actions or omissions of FNB or PFC taken at the request of, or with the prior written consent of, the other or required under the merger agreement;

•

changes, events or developments that occur after June 15, 2011 in the national or world economy or financial or securities markets generally, or changes, events or developments that occur after June 15, 2011 in general economic conditions, or other changes, events or developments which occur after June 15, 2011 that affect banks or their holding companies generally except to the extent that such changes have a materially disproportionate adverse effect on such party relative to other similarly situated participants in the markets or industries in which they operate;

•

consummation or public disclosure of the merger and other transactions contemplated by the merger agreement, including the resignation of employees, the incurrence of expenses in connection with the negotiation, execution and performance of the merger agreement or any impact on the business, customer relations, condition or results of operations of the relevant party as a result of the consummation or public disclosure of the merger and such other transactions;

•

any outbreak or escalation of war or hostilities, any occurrence or threats of terrorist acts or any armed hostilities associated with such outbreak or escalation, and any national or international calamity, disaster or emergency or any escalation of the foregoing;

•	any changes in interest rates or foreign currency rates;

•

any claim, suit, action, audit, arbitration, investigation, inquiry or other proceeding or order which in any manner challenges, seeks to prevent, enjoin, alter or delay, or seeks damages as a result of or in connection with, the merger and other transactions contemplated by the merger agreement;

•	any failure by such party to meet any published, whether by such party or a third party research analyst, or internally prepared estimates of revenues or earnings;

•	a decline in the price, or a change in the trading volume of, such party’s common stock on NASDAQ or the NYSE, as applicable; and

•

any matter to the extent that (1) it is disclosed in reasonable detail in the party’s disclosure schedules delivered to the other party pursuant to the merger agreement or in that party’s filings with the SEC which are publicly available as of June 15, 2011, and (2) such disclosed matter does not worsen in a materially adverse manner.

Covenants and Agreements

FNB and we have agreed to certain customary covenants that place restrictions on FNB and us and our respective subsidiaries until the effective time of the merger. In general, FNB and we have agreed to:

•	conduct FNB’s and our respective businesses and that of our respective subsidiaries in the ordinary course of business in all material respects;

•

use our reasonable best efforts to maintain and preserve intact our respective business organizations, employees and advantageous business relationships and retain the services of key officers and key employees; and

•

take no action that would reasonably be expected to prevent or materially impede or delay the obtaining of, or materially adversely affect either of us to obtain expeditiously, any approvals of any regulatory agency, governmental entity or any other person or entity to consummate the transactions the merger agreement contemplates.

We have further agreed in the merger agreement that, until the completion of the merger, except with FNB’s prior written consent (which consent shall not be unreasonably withheld), or as the merger agreement otherwise permits, we will not, among other things, undertake or permit our subsidiaries to undertake any of the following actions:

•

declare, set aside or pay any dividends or make any other distributions on any shares of our capital stock, except for dividends and distributions by a subsidiary of PFC to PFC or a wholly owned subsidiary of PFC, regular quarterly cash dividends on the PFC Preferred Stock in accordance with its terms, and regular quarterly cash dividends on the PFC common stock of $0.02 per share with customary record and payment dates;

•

split, combine or reclassify any of our capital stock, or issue, or authorize the issuance of, any other securities in respect of, in lieu of, or in substitution for, shares of our capital stock, except upon exercise of the PFC Warrant or PFC stock options outstanding as of June 15, 2011;

•

purchase, redeem or otherwise acquire any shares of our capital stock or any securities of our subsidiaries, or any rights, warrants or options to acquire such shares or other securities, other than the PFC Preferred Stock as contemplated by the merger agreement;

•

grant any stock options, restricted stock awards, performance stock awards, restricted stock units, or other equity or equity-based awards with respect to shares of our common stock under a stock plan sponsored by us or one of our subsidiaries, except as required by an existing contract, plan or arrangement or policy;

•

grant any individual, corporation or other entity any right to acquire shares of our capital stock or issue any additional shares of our capital stock or any other securities, other than the issuance of our common stock upon the exercise of PFC stock options or the PFC Warrant;

•	amend our articles of incorporation or bylaws;

•

acquire, or agree to acquire, by merging or consolidating with, or by purchasing any assets or equity securities of, any business or other person or entity or otherwise acquire or agree to acquire any assets, except inventory or other similar assets and except upon foreclosures or the acceptance of a deed in lieu of foreclosure, in each case in the ordinary course of our business consistent with past practice, or open, acquire, sell or close any of our bank branch locations;

•

sell, lease, license, mortgage or otherwise encumber or dispose of any of our properties or assets other than securitizations and other transactions in the ordinary course of business consistent with past practice;

•	incur any indebtedness for borrowed money, issue debt securities or assume or guarantee the obligations of any person or entity (other than our subsidiaries’ or our own obligations), except for

•	borrowings with a maturity of no more than 30 days (or 90 days in the case of repurchase agreements) under existing credit facilities;

•

renewals, extensions or replacements of such existing credit facilities that (1) are incurred in the ordinary course of business consistent with past practice, (2) do not increase the aggregate amount available under such credit facilities, (3) do not provide for termination fees or pre-payment penalties, (4) do not contain new provisions limiting our and our subsidiaries’ and successors’ ability to terminate or pre-pay those facilities, and (5) do not contain financial terms less advantageous than our existing credit facilities;

•	ordinary advances and reimbursements to employees and endorsements of banking instruments made in the ordinary course of business consistent with past practice;

•	make any capital contributions to, or investments in, any person or entity other than our wholly-owned subsidiaries, and other than in the ordinary course of business consistent with past practice;

•

change in any material respect our accounting methods, except to conform to changes in tax law requirements, generally accepted accounting principles or regulatory accounting principles or as required by our independent auditors or regulatory agencies;

•

change in any material respect our underwriting, operating, investment, risk management or other similar policies, except as applicable law, regulatory policies, regulatory agencies or governmental entities require;

•

make, change or revoke any material tax election, file any material amended tax return, enter into any closing agreement with respect to a material amount of taxes, settle any material tax claim or surrender any right to a refund of a material amount of taxes;

•

other than in the ordinary course of our business consistent with past practice, terminate or waive any material provision of any material contract or, except for certain contracts listed in the disclosure schedule to the merger agreement, enter into or renew any agreement or other binding obligation that involves the payment by PFC or its subsidiaries of more than $100,000 over the term of the agreement;

•	incur any capital expenditure in excess of $100,000 individually or $200,000 in the aggregate;

•

except as required by agreements in effect on the date of the merger agreement, alter in any material respect any material interest in any business entity in which we had any ownership interest on June 15, 2011, other than by foreclosure, settlement in lieu of foreclosure or debt restructuring in the ordinary course of our business consistent with past practice;

•	agree or consent to any material agreement or material modifications of an existing agreement between us and any regulatory authority or governmental entity, except as required by law or regulation;

•

pay, discharge or settle any claim, action, proceeding, order or investigation to which we are a party other than a settlement in the ordinary course of business consistent with past practices that involves solely money damages in an amount not in excess of $100,000 individually or $200,000 in the aggregate;

•

issue any broadly distributed communication of a general nature to our employees or customers without the prior approval of FNB, except for communications in the ordinary course of our business that do not relate to the merger or other related transactions under the merger agreement;

•	take any action or knowingly fail to take any action that could be reasonably expected to prevent the merger from qualifying as a reorganization for U.S. federal income tax purposes;

•

take any action that would be reasonably expected to materially impede or delay the ability of FNB and us to obtain any regulatory approvals either of us requires so that FNB and we can consummate the transactions the merger agreement contemplates;

•	take any action that is intended to or is reasonably likely to result in:

•	any of our representations or warranties in the merger agreement being or becoming untrue in any material respect;

•	any of the conditions precedent to the closing not being satisfied; or

•	a violation of any provision of the merger agreement;

•

make, renew or otherwise modify any loan, loan commitment or other extension of credit described below, if FNB has objected to such loan within three business days after receipt of notice of such loan:

•	loans classified as “doubtful” or “loss” on our books;

•	loans in an amount in excess of $500,000 and classified as “special mention” or “substandard”;

•	loans in which the borrower would be indebted to PFC Bank in an amount in excess of $250,000 on an unsecured or undersecured basis;

•	fully-secured loans in which the borrower would be indebted to PFC Bank in an amount in excess of $4.0 million, unless secured by a first mortgage on single-family owner-occupied real estate;

•	loans secured by an owner-occupied, 1 - 4 family residence with a principal balance in excess of $750,000; and

•	any loan that does not conform with PFC Bank’s credit policy manual;

•	acquire any new loan participation or loan servicing rights;

•

originate, participate or purchase any new loan or other credit facility commitment that is serviced by a third party or is outside of our primary market areas in western Pennsylvania and specified counties in Ohio and West Virginia;

•

enter into, amend or renew any employment, consulting, severance or similar agreements with any of our or our subsidiaries’ directors, officers or employees or grant any wage or salary increase or increase any employee benefits, including discretionary or other incentive or bonus payments or discretionary or matching contributions to any deferred compensation plan, make any grants of awards to newly hired employees or accelerate the vesting of any unvested stock options or stock awards, except:

•

for our and our subsidiaries’ non-exempt employees who are, in accordance with our customary and normal practices, eligible for a merit or annual increase in July 2011, a budget pool equal to 1.25% of their total base salary compensation;

•

salary increases to Tellers and Customer Service Representatives who fulfill the requirements for progressing from Teller positions to Customer Service 1 and Customer Service 2 positions, according to our customary and normal practices;

•	other changes required or advisable to comply with applicable law;

•	to make payments under plans and/or commitments set forth in the disclosure schedule to the merger agreement;

•

retention bonuses of up to $250,000 in the aggregate, provided that individual retention bonuses will be paid only if the potential severance opportunity for a particular key employee is deemed insufficient to retain such employee’s services through the transition period following the completion of the merger;

•	severance payments pursuant to severance or employment agreements set forth in the disclosure schedule to the merger agreement; and

•	for renewal of certain employment, consulting, severance or similar agreements set forth in the disclosure schedule to the merger agreement;

•

hire or promote any employee, except: to satisfy existing contractual obligations, to fill vacancies on the date of the merger agreement that we disclosed to FNB in a disclosure schedule to the merger agreement or to fill vacancies arising after the date of the merger agreement at a comparable level of compensation with employees whose employment is terminable at will, provided that the total salary and incentive compensation for any one such employee shall not exceed $50,000;

•	engage in any new loan transaction with any of our officers or directors or any other related party;

•

purchase any equity securities or purchase any debt securities other than debt securities with a quality rating of “AAA” by either Standard & Poor’s Rating Services or Moody’s Investor Services for corporate bonds;

•	convert our data processing and related information and/or accounting systems before the completion of the merger or termination of the merger agreement, whichever occurs earlier;

•	sell, assign, transfer, pledge or otherwise dispose of assets having a book or market value, whichever is greater, that is more than $250,000 in the aggregate, other than

•

pledges or liens to secure government deposits, advances we have received from the Federal Home Loan Bank or the Federal Reserve Board, payment of taxes, assessments and similar charges not yet due and payable, payment of deposits, repurchase agreements, bankers acceptances, “treasury tax and loan” accounts consistent with past practices or the collection and processing of checks and drafts of letters of credit consistent with customary banking practices or the exercise of trust powers;

•	sales of assets received upon foreclosure, settlement in lieu of foreclosure or in satisfaction of debts previously contracted in the ordinary course; and

•

issuances of loans, sales of previously purchased government-guaranteed loans or transactions in our investment securities portfolio or repurchase agreements made in the ordinary course of banking business; or

•	agree to take, make any commitment to take or adopt any resolutions of our board of directors in support of any of the foregoing prohibited actions.

FNB agreed that until completion of the merger, except with our prior written consent or as the merger agreement otherwise permits, FNB will not, among other things, undertake or permit its subsidiaries to undertake any of the following actions:

•

except for the designation of the preferred stock into which the PFC Preferred Stock will be converted upon completion of the merger, amend or repeal its articles of incorporation or its bylaws other than amendments that are not adverse to us or our shareholders or that would not impede FNB’s ability to complete the transactions the merger agreement contemplates;

•	take any action, or knowingly fail to take any action, that would be reasonably expected to prevent the merger from qualifying as a reorganization for U.S. federal income tax purposes;

•	take any action that is intended, or is reasonably likely, to result in:

•	any of FNB’s representations or warranties in the merger agreement being or becoming untrue in any material respect;

•	any of the conditions precedent to the closing not being satisfied; or

•	a violation of any provision of the merger agreement;

•

make any material investment by purchase of securities or assets, among other things, that would be reasonably expected to prevent or materially impede or delay the consummation of the transactions the merger agreement contemplates;

•

take any action that would be reasonably expected to materially impede or delay the ability of FNB or us in obtaining any governmental or regulatory approvals required in order to consummate the merger and the other transactions the merger agreement contemplates; or

•	agree to take, or make any commitment to take, or adopt any resolutions of FNB’s board of directors in support of any of the foregoing prohibited actions.

Reasonable Best Efforts

FNB and we have agreed to use our reasonable best efforts to prepare and file all documentation, applications, notices, petitions and filings and to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties, regulatory agencies and governmental entities as may be necessary or advisable to consummate the merger and the other transactions contemplated by the merger agreement. FNB further agreed it will file all appropriate applications and notices with the regulatory agencies and governmental entities having jurisdiction over the merger and the other transactions contemplated by the merger agreement within 60 days after the date of the merger agreement. With PFC’s consent, FNB and FNB Bank filed applications seeking approval of the proposed mergers with the OCC and the Department on September 19, 2011. FNB and we will consult with each other to obtain all permits, consents, approvals and authorizations of all third parties, regulatory agencies and governmental entities and keep each other apprised as to the status of matters relating to the completion of the merger. However, FNB is not obligated to take any action that would, after completion of the merger, be reasonably expected to have a material adverse effect on FNB (after giving effect to the merger), which we refer to in this proxy statement/prospectus as a materially burdensome regulatory condition.

Access to Information

Upon reasonable notice and subject to applicable laws relating to the exchange of information, FNB and we will provide the other party (and its officers, employees, accountants, counsel and other representatives) reasonable access during normal business hours to all properties, books, contracts, records and personnel as may be reasonably requested.

NYSE Approval

FNB is required to cause the shares of FNB common stock to be issued in the merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the effective time of the merger.

Employee Benefit Plans

The merger agreement provides that FNB shall take all reasonable action to permit our employees to participate, as soon as administratively practicable after completion of the merger, in each employee benefit plan of FNB of general applicability, other than FNB’s defined benefit pension plan and any other plan frozen to new participants, to the same extent as similarly situated FNB employees.

FNB will generally provide our employees with service credit for their service with us for purposes of determining eligibility to participate in, the vesting of benefits under and the entitlement to benefits under the employee benefit and compensation plans of FNB in which such employees are eligible to participate following the merger, except to the extent such recognition would result in duplication of benefits.

FNB has agreed to cause its medical, dental and health plans to:

•	waive any pre-existing condition limitation to the extent such conditions are covered under the applicable medical, health and dental plans of PFC and its subsidiaries;

•

honor any deductibles, co-payments and out-of-pocket expenses incurred by employees of PFC and its subsidiaries and their beneficiaries during the portion of the plan year prior to their participation in FNB’s plans; and

•

waive any waiting period limitation or evidence of insurability requirement under FNB’s welfare benefit plans in which our employees are eligible to participate following the merger to the extent that the applicable employee had satisfied any similar limitation or requirement under the corresponding PFC plan in which such employee participated prior to the merger.

The merger agreement provides that immediately prior to the effective time of the merger, we shall freeze or terminate each of our benefit plans if FNB so requests in a timely manner.

The merger agreement also provides that PFC will permit the Parkvale Financial Corporation Employee Stock Ownership Plan, as amended and restated effective as of January 1, 2008, which we refer to herein as the ESOP, to terminate in accordance with its terms effective as of the occurrence of a “change in control” as defined in the ESOP. Upon the occurrence of a change in control under the ESOP, all participant and beneficiary accounts will become fully vested. Upon completion of the merger, each share of our common stock held in the ESOP will be converted into the right to receive 2.178 shares of FNB common stock pursuant to the merger agreement.

In order to assist with a smooth transition of the operations of PFC and its subsidiaries, FNB or one of its subsidiaries agree to offer employment to certain officers and employees of PFC and its subsidiaries following completion of the merger. See “Proposal No. 1 — Proposal to Adopt the Merger Agreement — Interests of PFC’s Directors and Executive Officers in the Merger” on page 62.

FNB has also agreed to honor and perform all benefit obligations to and contractual rights of current and former employees and directors of PFC and its subsidiaries existing as of the effective time of the merger, and all employment, executive severance or “change-in-control” or similar agreements, plans or policies of PFC that are identified in a disclosure schedule to the merger agreement. For a period of one year after completion of the merger, to the extent not duplicative of other severance benefits, FNB will pay severance benefits to employees of PFC or its subsidiaries whose employment is terminated by FNB for reasons other than cause.

Indemnification and Insurance

Following completion of the merger, FNB will indemnify, defend and hold harmless, to the fullest extent currently provided under applicable law and the articles of incorporation and bylaws of PFC, each person who, at any time prior to the effective time of the merger, served as a director or officer of PFC or its subsidiaries, and each person who is or was serving as a director, officer, employee or member of another entity at the request of PFC or its subsidiaries, if such person is or is threatened to be made a party to a claim, action, suit or proceeding based upon his or her service in such capacity or pertaining to the merger agreement, regardless of whether the claim, action, suit or proceeding is asserted or arises before or after the completion of the merger.

The merger agreement further provides that FNB will purchase, at PFC’s expense, and maintain for six years following the completion of the merger, directors’ and officers’ liability insurance and fiduciary liability insurance in respect of acts or omissions occurring at or prior to the completion of the merger; provided that FNB will not be required to pay annual premiums in excess of 150% of the annual premium currently paid by PFC for such insurance. If FNB is unable to maintain the existing policies or obtain a substitute policy for such amount, FNB will use its commercially reasonable best efforts to obtain the most advantageous coverage available for such amount.

Agreement Not to Solicit Other Offers

We have agreed that we and our officers, directors, employees, agents and representatives will not, directly or indirectly:

•	initiate, solicit, encourage or take any action to facilitate any inquiries or proposals for any acquisition proposal, as defined below;

•	enter into or participate in any discussions or negotiations with, furnish any information to or cooperate with, any person or entity seeking to make, or who has made, an acquisition proposal; or

•	approve, recommend or enter into any letter of intent, agreement or other commitment regarding any acquisition proposal.

However, prior to the effective time of the merger, we may consider and participate in discussions and negotiations with respect to a superior proposal, as defined below, if:

•

our board of directors concludes in good faith, after consultation with its outside legal counsel, that failure to take these actions could reasonably be expected to cause our board of directors to violate its fiduciary duties under applicable law;

•

we have first entered into a confidentiality agreement with the party proposing the superior proposal with confidentiality terms no less favorable to us than those contained in our confidentiality agreement with FNB; and

•

at least 48 hours prior to providing any information to any person or entering into any discussions or negotiations with any person, we notify FNB in writing of the name of such person and the material terms and conditions of any such superior proposal.

The merger agreement permits our board of directors to withdraw or qualify its recommendation of the merger in a manner adverse to FNB, condition or refuse to recommend the merger with FNB if our board of directors concludes in good faith, after consultation with our outside legal counsel and our financial advisors, that failure to take such actions could reasonably be expected to breach its fiduciary duties under applicable law. We are also permitted under the merger agreement to comply with our disclosure obligations under Rules 14d-9 and 14e-2 promulgated under the Securities Exchange Act of 1934, provided that our board of directors does not withdraw or modify its recommendation of the merger with FNB unless our board of directors has concluded in good faith, after consultation with our outside legal counsel and our financial advisors, that failure to take such actions could reasonably be expected to breach its fiduciary duties under applicable law.

However, notwithstanding our board of directors’ withdrawal or qualification of its recommendation of the merger with FNB, we will be obligated to submit the merger agreement at a PFC shareholders’ meeting for the purpose of voting on the approval of the merger agreement. If our board of directors has withdrawn or qualified its recommendation of the merger in a manner adverse to FNB, the merger agreement may be submitted to our shareholders without recommendation, in which event our board of directors may communicate the basis for their lack of recommendation in a proxy statement or an amendment or supplement to the proxy statement. Until termination of the merger agreement, the only acquisition proposal we may submit to our shareholders is the merger with FNB.

We have agreed:

•

to notify FNB promptly, and in any event within 24 hours, after we receive any acquisition proposal, or any information related to an acquisition proposal, which notification shall describe the acquisition proposal and the third party making it; and

•	to cease any discussions or negotiations existing on the date of the merger agreement with any persons with respect to any acquisition proposal.

As used in the merger agreement, an “acquisition proposal” means any inquiry, proposal, offer, regulatory filing or disclosure of an intention relating to any:

•	direct or indirect acquisition of a substantial (i.e., 20% or more) portion of our and our subsidiaries’ net revenues, net income or net assets, taken as a whole;

•	direct or indirect acquisition of our common stock after June 15, 2011 by a person who, by reason of such purchase or acquisition, becomes the owner of 15% or more of our common stock;

•	tender offer or exchange offer that, if consummated, would result in any person beneficially owning 15% or more of any class of our capital stock; or

•	merger, consolidation, business combination, recapitalization, liquidation or dissolution involving us, other than our proposed merger with FNB.

As used in the merger agreement, “superior proposal” means any bona fide, unsolicited written acquisition proposal a third party makes to acquire more than 50% of the voting power of our then-outstanding shares of common stock or all or substantially all of our consolidated assets for consideration consisting of cash or securities, that our board of directors, in good faith, concludes, after consultation with our financial advisors and our outside legal counsel, taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation:

•	is on terms that in the good faith judgment of our board of directors are more favorable to us than the terms of the proposed merger with FNB;

•	has financing, to the extent required, that is fully committed or reasonably determined by our board of directors to be available to the party making the offer; and

•	is reasonably capable of being completed.

Purchase or Redemption of PFC Preferred Stock

FNB and we will use our reasonable best efforts to cause or facilitate the purchase by FNB or one of its subsidiaries, or the redemption by PFC, of all of the issued and outstanding shares of PFC Preferred Stock (and, at the election of FNB, the PFC TARP Warrant) from the U.S. Treasury prior to or concurrently with the completion of the merger. The purchase or redemption, as applicable, will be funded by FNB or one of its subsidiaries using a method mutually agreed to by FNB and us and subject to any formal or informal requirements of the U.S. Treasury. As of the date of this proxy statement/prospectus, FNB has engaged in a preliminary discussion with the U.S. Treasury regarding the proposed purchase or redemption of the PFC Preferred Stock.

Assumption of Indebtedness of PFC to PNC Bank, National Association

FNB and we will use our reasonable best efforts to obtain the written consent of PNC Bank, National Association to the assumption by FNB or one of its subsidiaries, on terms and conditions reasonably satisfactory to FNB, of the Loan Agreement, dated as of December 30, 2008, between PFC and PNC Bank, National Association, pursuant to which a $25 million term loan was extended to PFC. As of the date of this proxy statement/prospectus, FNB is engaged in discussions with PNC Bank, National Association to obtain such consent.

Conditions to Completion of the Merger

The respective obligations of FNB and us to complete the merger are subject to the fulfillment or waiver of certain conditions, including:

•

adoption of the merger agreement and approval of the merger by the requisite vote of the holders of our outstanding shares of common stock as well as approval of the listing on the NYSE of the FNB common stock to be issued in the merger, subject to official notice of issuance;

•

the receipt and effectiveness of all governmental and other approvals, registrations and consents and the expiration of all related waiting periods FNB and we are required to obtain to complete the merger and, in the case of FNB, none of the regulatory approvals shall have resulted in a materially burdensome regulatory condition;

•

the registration statement with respect to the FNB common stock to be issued in the merger shall have become effective under the Securities Act and no stop order or proceedings for that purpose will have been initiated or threatened by the SEC;

•

the absence of any law, statute, regulation, judgment, decree, injunction or other order in effect by any court or other governmental entity that prevents, prohibits or makes illegal completion of the transactions the merger agreement contemplates;

•

the representations and warranties in the merger agreement made by the other party as to corporate matters, including due organization, qualification and authority, must be true and correct in all material respects as of the date of the merger agreement and as of the date of completion of the merger as though made on such date;

•

the other representations and warranties in the merger agreement made by the other party must be true and correct in all material respects as of the date of the merger agreement and as of the date of completion of the merger (or, if the representation and warranty relates to an earlier specified date, as of such specified date), unless the failure of the representations and warranties to be true and correct, without giving effect to any qualification as to “materiality” or “material adverse effect” or similar qualifications, would not be reasonably likely to result in a material adverse effect on the party who made such representations and warranties;

•	the performance by the other party in all material respects of all obligations under the merger agreement of such party; and

•	the receipt by each of FNB and us of a legal opinion from our respective outside counsel that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code.

Neither FNB nor we can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party. As of the date of this proxy statement/prospectus, neither FNB nor we have any reason to believe that any of these conditions will not be satisfied.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to closing by mutual consent and by either party in the following circumstances:

•

if the approval of a governmental entity, which is required for completion of the merger, is denied by final and non-appealable action, unless the denial by such governmental entity is due to the failure of the terminating party to perform its obligations under the merger agreement;

•

if the merger has not been completed by April 30, 2012, unless the failure to complete the merger by that date is due to the terminating party’s failure to perform its obligations under the merger agreement;

•

if there is a breach of the merger agreement by the other party that would cause the failure of the closing conditions described above, and the breach cannot or has not been cured by the earlier of April 30, 2012 or 30 days after receipt of written notice of the breach; or

•

if the requisite shareholder vote in connection with the merger agreement is not obtained at our shareholders’ meeting (or any adjournment or postponement of that meeting), except that we may not exercise this termination right if we have materially breached our obligation to call a shareholders’ meeting to adopt and approve the merger agreement and the merger as soon as reasonably practicable after this proxy statement/prospectus is declared effective by the SEC, or our board of directors fails to recommend the adoption and approval of the merger agreement and the merger or to include such recommendation in our proxy statement to our shareholders.

FNB may terminate the merger agreement at any time prior to our special meeting in the following circumstances:

•

our board of directors changes, withdraws, modifies, qualifies or conditions its recommendation of the merger agreement and the merger in a manner adverse to FNB, except as permitted by the merger agreement with respect to a proposal to acquire us on terms and conditions superior to the terms and conditions on which FNB and we have agreed to merge in the merger agreement;

•	our board of directors has recommended approval of another acquisition proposal; or

•	we fail to convene and hold our special meeting.

The merger agreement also provides us with certain rights to terminate the merger agreement until the date we mail this proxy statement/prospectus in connection with a superior proposal. As of the date of this proxy statement/prospectus, no superior proposal has been received.

Amendment of the Merger Agreement; Waiver

Subject to applicable law, FNB and we may amend the merger agreement by written agreement authorized by our respective boards of directors. However, after adoption of the merger agreement by our shareholders, there may not be, without further approval of our shareholders, any amendment of the merger agreement that requires such further approval under applicable law. Either party to the merger agreement, subject to applicable law, may extend the time for the performance of any obligations or acts of the other party or waive any inaccuracies in the representations and warranties of the other party or compliance by the other party with any of the other agreements or conditions contained in the merger agreement.

Effect of Termination

If the merger agreement is terminated, it will become void, and there will be no liability on the part of FNB or us, except that:

•	termination will not relieve a breaching party from liability for its willful breach giving rise to the termination; and

•	the confidentiality agreement between the parties will survive termination.

Break-up Fee; Expenses

In addition, if the merger agreement is terminated, we are obligated to pay FNB a break-up fee of $6.0 million under certain circumstances set forth below.

•

the termination of the merger agreement by FNB prior to our special meeting because our board of directors changes, withdraws, modifies, qualifies or conditions its recommendation of the merger agreement and the merger in a manner adverse to FNB, except as permitted by the merger agreement with respect to a proposal to acquire us on terms and conditions superior to the terms and conditions on which FNB and we have agreed to merge in the merger agreement;

•

the termination of the merger agreement following the commencement of a tender offer or exchange offer for 25% or more of our common stock and we have not sent to our shareholders, within 10 days after the commencement of such offer, a statement that our board of directors recommends the rejection of such tender offer or exchange offer; or

•

the occurrence of any of the following events within 12 months after the termination of the merger agreement by FNB, provided that a third party makes a proposal to acquire us after June 15, 2011 and does not withdraw its proposal prior to termination of the merger agreement:

•	we enter into an agreement to merge with or be acquired by that third party;

•	that third party acquires substantially all of our assets; or

•	that third party acquires more than 50% of our common stock.

FNB and we have also agreed that if either FNB or we breach our respective representations, warranties, covenants or agreements in the merger agreement, such that the conditions to the other party’s obligations to close would not be satisfied, and which breach cannot be or is not cured, the breaching party, assuming the other party is not also in material breach of its obligations under the merger agreement, will pay the out-of-pocket expenses, including fees and expenses of legal counsel, financial advisors and accountants, of the non-breaching party, up to a maximum of $500,000. However, if we are also liable for the payment of the break-up fee, we will not be liable for the payment of FNB’s out-of-pocket expenses.

Expenses and Fees

In general, each of FNB and we will be responsible for all expenses each of us incurs in connection with the negotiation and completion of the transactions the merger agreement contemplates. However, the costs and expenses of printing and mailing this proxy statement/prospectus, and all filing and other fees paid to the SEC in connection with the merger, will be shared equally by FNB and us.

THE VOTING AGREEMENTS

The following description of the voting agreements is subject to, and qualified in its entirety by reference to, the form of voting agreement, which we include as Annex B to this proxy statement/prospectus and incorporate by reference in this proxy statement/prospectus. We urge you to read the form of voting agreement carefully and in its entirety.

In connection with the merger agreement, FNB entered into voting agreements with PFC’s directors, consisting of Robert J. McCarthy, Jr., Fred P. Burger, Jr., Andrea F. Fitting, Ph.D., Stephen M. Gagliardi, Patrick J. Minnock, Robert D. Pfischner and Harry D. Reagan. In the voting agreements, each of these shareholders has agreed to vote all of his, her or its shares of PFC common stock in favor of approval of the merger agreement and the transactions contemplated by the merger agreement, including the merger.

In addition, except under limited circumstances, these shareholders also agreed not to sell, assign, transfer or otherwise dispose of or encumber their shares of PFC common stock prior to the record date for the meeting of the PFC shareholders to vote on the approval and adoption of the merger agreement and the transactions contemplated by the merger agreement. The voting agreements terminate immediately upon the earlier of the completion of the merger, the termination of the merger agreement in accordance with its terms, or mutual written agreement of FNB and the shareholder.

As of September 21, 2011, there were 785,217 shares of PFC common stock subject to the voting agreements, which represented approximately 14.1% of the outstanding shares of PFC common stock as of that date.

ACCOUNTING TREATMENT

FNB will account for the merger as an “acquisition,” as that term is used under GAAP, for accounting and financial reporting purposes. Under acquisition accounting, our assets, including identifiable intangible assets, and liabilities, including executory contracts and other commitments, as of the effective time of the merger will be recorded at their respective fair values and added to the balance sheet of FNB. Any excess of the purchase price over the fair values will be recorded as goodwill. Financial statements of FNB issued after the merger will include these fair values and our results of operations from the effective time of the merger.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following discussion summarizes the material U.S. federal income tax consequences of the merger that apply generally to holders of our shares. This discussion is based on the Code, judicial decisions and administrative regulations and interpretations in effect as of the date of this proxy statement/prospectus, all of which are subject to change, possibly with retroactive effect. Accordingly, the U.S. federal income tax consequences of the merger to the holders of our shares could differ from those described below.

The discussion assumes that you hold your shares as a capital asset. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to holders of our shares in light of their particular circumstances, nor does it address the U.S. federal income tax consequences to holders of our stock that are subject to special rules under U.S. federal income tax law, including:

•	dealers in securities or foreign currencies;

•	tax-exempt organizations;

•	foreign persons;

•	financial institutions or insurance companies;

•	holders who have a “functional currency” other than the U.S. dollar;

•	holders who own their shares indirectly through partnerships, trusts or other entities that may be subject to special treatment;

•	holders who acquired their shares in connection with stock purchase plans or other compensatory transactions;

•	holders who hold their shares as a hedge or as part of a straddle, constructive sale, conversion transaction or other risk management transaction; and

•	traders in securities that elect to use the mark-to-market method of accounting.

In addition, this discussion does not address the U.S. federal income tax consequences of any merger other than those affecting our shareholders resulting from the merger. In addition, this discussion does not address any tax consequences of the merger under foreign, state or local law or U.S. federal estate and gift tax laws. Neither FNB nor we have obtained or sought to obtain a ruling from the Internal Revenue Service, or the IRS, regarding any matter relating to the merger and no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any aspect of this discussion. We urge holders to consult their own tax advisors as to the U.S. federal income tax consequences of the merger, as well as the effects of state, local and foreign tax laws in light of their own situations.

Reed Smith LLP and Elias, Matz, Tiernan & Herrick L.L.P. have delivered opinions, effective as of September 28, 2011, to FNB and us, respectively, to the effect that, on the basis of facts, representations and assumptions set forth in such opinions, the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code.

The closing of the merger is conditioned upon the delivery of opinions of Reed Smith LLP, counsel to FNB, and Elias, Matz, Tiernan & Herrick L.L.P., counsel to us, that based on U.S. federal income tax law in effect as of the date of such opinions, the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. An opinion of counsel is not binding on the IRS or any court. In rendering their respective opinions, Reed Smith LLP and Elias, Matz, Tiernan & Herrick L.L.P. will rely on certain assumptions, including assumptions regarding the absence of changes in existing facts and the completion of the merger strictly in accordance with the merger agreement and this proxy statement/prospectus. The opinions will also rely upon certain representations and covenants made by the management of FNB and us and will assume that these representations are true, correct and complete without regard to any knowledge limitation, and that FNB and we, as the case may be, will comply with these covenants. If any of these assumptions or representations is inaccurate in any way, or any of the covenants are not satisfied, it could adversely affect the opinions. The obligation of each of Reed Smith LLP and Elias, Matz, Tiernan & Herrick L.L.P. to deliver such tax opinions is conditioned upon, among other things, the merger satisfying the continuity of proprietary interest requirement. That requirement generally will be satisfied if FNB common stock constitutes at least 40% of the value of the merger consideration. See “— Continuity of Proprietary Interest Requirement” below.

Assuming that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, the material U.S. federal income tax consequences of the merger to holders of PFC shares are as follows.

Exchange of our shares for FNB common stock. Each holder who receives FNB common stock in the merger generally will not recognize gain or loss except to the extent of cash received in lieu of fractional shares, as discussed below.

In general, the aggregate tax basis in the shares of FNB common stock that our shareholders will receive upon the merger will equal such holders’ aggregate tax basis in the PFC shares surrendered, decreased by the amount of basis allocated to any fractional share such holder was deemed to receive and subsequently sell. A shareholder’s holding period for the shares of FNB common stock that are received in the merger, including any fractional share deemed received and sold as described below, generally will include such holder’s holding period for PFC shares surrendered in the merger. The amount of FNB common stock received in the merger includes any fractional share of FNB common stock deemed to be received prior to the exchange of such fractional share for cash. See “Cash Received in Lieu of a Fractional Share” below.

Because these rules are complex, we recommend that each shareholder who may be subject to these rules consult his, her or its tax advisor.

Cash Received in Lieu of a Fractional Share. Our shareholders who receive cash instead of fractional shares of FNB common stock will be treated as having received the fractional shares in the merger and then as having exchanged the fractional shares for cash. These holders will generally recognize gain or loss equal to the difference between the amount of cash received and the tax basis allocable to the fractional shares. The gain or loss will be capital gain or loss and long-term capital gain or loss if the holder has held the shares of our common stock exchanged for more than one year at the effective time of the merger. The deductibility of capital losses is subject to limitations.

Continuity of Proprietary Interest Requirement. One of the requirements that must be satisfied in order for the merger to qualify as a “reorganization” under Section 368(a) of the Code is the continuity of proprietary interest requirement. The merger will satisfy this requirement if our shareholders exchange a substantial portion of the value of their proprietary interest in us for proprietary interests in FNB. In the opinion of Reed Smith LLP and of Elias, Matz, Tiernan & Herrick L.L.P., the merger will satisfy the continuity of interest requirement if the value of the FNB common stock our shareholders receive upon the merger is equal to at least 40% of the fair market value of the total consideration issued to our shareholders for their shares of our common stock upon the merger, with the value of the FNB common stock based on the value of the FNB common stock on June 14, 2011. The FNB stock to be issued upon the merger will constitute 100% of the total merger consideration before taking into account other factors discussed below which could reduce that amount. Those factors include:

•	whether prior to or in connection with the merger PFC or FNB or parties related to either of them redeems or acquires PFC shares or makes distributions; and

•	whether FNB or parties related to FNB make any repurchase of the FNB common stock to be issued in the merger.

Except with respect to the PFC Preferred Stock, both FNB and we have represented that neither of us nor any corporation related to either of us has redeemed or purchased, or has any plan or intention to redeem or purchase, any of our shares in connection with the merger and neither FNB nor any corporation related to FNB has any plan or intention to repurchase any of the FNB common stock to be issued upon completion of the merger. As previously discussed, it is the intention of FNB and PFC that the PFC Preferred Stock will be either purchased by FNB or one of its subsidiaries or redeemed by PFC. Any such purchase or redemption will likely be treated as part of the reorganization in testing the merger consideration for proprietary interest. If the PFC Preferred Stock is acquired for an amount equal to its par value and that amount is treated as merger consideration in testing for continuity of proprietary interest, the FNB common stock to be issued in the merger will constitute approximately 80% of the total consideration received in the merger.

If the merger is not treated as a “reorganization” within the meaning of Section 368(a) of the Code, then each U.S. holder would recognize gain or loss equal to the difference between the sum of the fair market value of the FNB common stock and the amount of cash received in the merger and such holder’s tax basis in our shares of common stock surrendered in exchange for the merger consideration. Further, if the merger is not treated as a “reorganization” within the meaning of Section 368(a) of the Code, we would be subject to tax on the deemed sale of our assets to FNB, with gain or loss for this purpose measured by the difference between our tax basis in our assets and the fair market value of the consideration we are deemed to have received in the sale. This gain or loss would be reported on our final corporate tax return, subject to the effect of any tax carryovers and the effect of our other income or loss for that period, and FNB would become liable for any such tax liability by virtue of the merger.

Backup Withholding. Non-corporate holders of our shares may be subject to information reporting and backup withholding at a rate of 28% on any cash payments received in 2012. Generally, backup withholding will not apply, however, if a holder of our shares:

•

furnishes a correct taxpayer identification number to the exchange agent and certifies that such holder is not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal received; or

•	is otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or credit against a holder’s U.S. federal income tax liability, provided the holder furnishes the required information to the IRS.

Reporting Requirements. A significant holder of our shares for U.S. federal income tax purposes who receives shares of FNB common stock upon completion of the merger will be required to retain records pertaining to the merger and to file with such holder’s U.S. federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger. For this purpose, a shareholder is only a significant holder if the person owns at least 5% of our outstanding shares or has a basis of $1,000,000 or more in our shares. Such statement must include the holder’s tax basis in and fair market value of our shares surrendered in the merger.

THE FOREGOING SUMMARY IS NOT A SUBSTITUTE FOR AN INDIVIDUAL ANALYSIS OF THE TAX CONSEQUENCES OF THE MERGER TO YOU. WE URGE YOU TO CONSULT A TAX ADVISOR REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE MERGER TO YOU.

DESCRIPTION OF FNB CAPITAL STOCK

FNB Common Stock

General. FNB is authorized to issue 500 million shares of common stock, par value $0.01 per share, of which 127,024,899 shares were outstanding as of June 30, 2011. FNB common stock trades on the NYSE under the symbol “FNB.” The transfer agent and registrar for FNB common stock is Registrar and Transfer Company.

As of June 30, 2011, FNB had reserved approximately 8,964,057 million shares of its common stock for issuance under employee stock plans, convertible notes and a warrant that FNB has issued to the U.S. Treasury pursuant to the Capital Purchase Program of the TARP. In addition, FNB has reserved approximately 13,627,579 million shares of its common stock for issuance in connection with the merger. After taking into account these issued and reserved shares, FNB will have approximately 350,383,465 million shares of authorized but unissued common stock available for issuance for other corporate purposes.

Voting and Other Rights. The holders of FNB common stock have one vote per share, and in general a majority of the votes cast with respect to a matter is sufficient to authorize action upon routine matters. Directors are elected by a plurality of votes cast, and each shareholder entitled to vote in an election of directors is entitled to vote each share of stock for each of the candidates for election as directors. However, shareholders do not have the right to cumulate their votes in elections of directors. See “Comparison of Shareholder Rights.”

In the event of a liquidation, holders of FNB common stock are entitled to receive pro rata any assets legally available for distribution to shareholders with respect to the FNB shares they hold, subject to any prior rights of the holders of any FNB preferred stock then outstanding.

FNB common stock does not carry any preemptive rights, redemption privileges, sinking fund privileges or conversion rights. All outstanding shares of FNB common stock are, and the shares of FNB common stock to be issued to you upon the merger will be, validly issued, fully paid and nonassessable.

Distributions. The holders of FNB common stock are entitled to receive such dividends or distributions as the FNB board of directors may declare out of funds legally available for such payments. The payment of distributions by FNB is subject to the restrictions under the FBCA applicable to the declaration of distributions by a business corporation. A corporation generally may not authorize and make distributions if, after giving effect thereto, it would be unable to meet its debts as they become due in the usual course of business or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were to be dissolved at the time of distribution, to satisfy the claims upon dissolution of those shareholders who have preferential rights superior to the rights of the holders of its common stock. In addition, the payment of distributions to shareholders is subject to any prior rights of any then-outstanding FNB preferred stock. Stock dividends, if any are declared, may be paid from authorized but unissued shares.

The ability of FNB to pay distributions is affected by the ability of its subsidiaries to pay dividends to FNB. The ability of FNB’s subsidiaries, as well as of FNB, to pay dividends in the future is influenced by bank regulatory requirements and capital guidelines.

FNB Preferred Stock

FNB is authorized to issue 20 million shares of preferred stock, par value $0.01 per share, of which no shares were outstanding as of June 30, 2011. The FNB board of directors has the authority to issue FNB preferred stock in one or more series and to fix the dividend rights, dividend rates, liquidation preferences, conversion rights, voting rights, rights and terms of redemption, including sinking fund provisions and the number of shares constituting any such series, without any further action by the shareholders of FNB unless such action is required by applicable rules or regulations or by the terms of any other outstanding series of FNB preferred stock. Any shares of FNB preferred stock that may be issued may rank prior to shares of FNB common stock as to payment of dividends and upon liquidation.

COMPARISON OF SHAREHOLDER RIGHTS

After the merger, you will become shareholders of FNB and your rights will be governed by FNB’s articles of incorporation, FNB’s bylaws and under the FBCA. The following summary discusses differences between FNB’s articles of incorporation and bylaws and our articles of incorporation and bylaws and the differences between the PBCL and the FBCA. For information as to how to get the full text of each party’s respective articles of incorporation or bylaws, see “Where You Can Find More Information” beginning on page 112.

We do not intend for the following summary to be a complete statement of the differences affecting the rights of our shareholders who become FNB shareholders, but rather as a summary of the more significant differences affecting the rights of such shareholders and certain important similarities. We qualify the following summary in its entirety by reference to the articles of incorporation and bylaws of FNB, our articles of incorporation and bylaws and applicable laws and regulations. We urge you to read FNB’s articles of incorporation and bylaws, PFC’s articles of incorporation and bylaws, and the FBCA, the PBCL and federal law governing bank holding companies and savings and loan holding companies in their entirety.

Removal of Directors; Filling Vacancies on the Board of Directors

PFC

Under the PBCL, our board of directors may remove a director from office if he is adjudicated an incompetent by a court or is convicted of a felony or if within 60 days after notice of election, the director does not accept office either in writing or by attending a meeting of our board of directors. By the vote of our shareholders entitled to cast at least a majority of the votes which all shareholders would be entitled to cast at an annual election of directors, our entire board of directors or any individual director may be removed from office without assigning any cause. Upon application of any shareholder or director, a court may remove from office any director in case of fraudulent or dishonest acts, or gross abuse of authority or discretion, or for any other proper cause, and may bar from office any director so removed for a period prescribed by the court. A majority of our remaining directors, even though less than a quorum may, by majority vote, fill vacancies on our board of directors, including vacancies resulting from an increase in the number of directors.

FNB

Under the FBCA, unless the articles of incorporation of a corporation provide otherwise, a corporation’s shareholders may remove directors with or without cause; provided that, if a voting group has the right to elect a director, only the shareholders of that group of shareholders may participate in the vote to remove the director such group has elected. Article 6 of FNB’s articles of incorporation, however, provides that by the affirmative vote of the holders of at least 75% of the then outstanding shares of FNB common stock, subject to the rights of holders of any then outstanding preferred stock, shareholders may remove any director or the entire board of directors without cause. Under the FBCA and FNB’s bylaws, a majority of the remaining directors, even though less than a quorum, may, by majority vote, fill vacancies on our board of directors, including vacancies resulting from an increase in the number of directors or resulting from a removal from office.

Quorum of Shareholders

PFC

Under the PBCL, the holders of a majority of the votes entitled to be cast on a matter to be considered, represented in person or by proxy, constitute a quorum for action on the matter. Under the PBCL, if a meeting called for the election of directors is adjourned, the shareholders who attend the resumption of the adjourned meeting, although less than a quorum, shall nevertheless constitute a quorum for the purpose of electing directors.

FNB

Under the FBCA and FNB’s bylaws, the holders of a majority of votes entitled to be cast on a matter to be considered, represented in person or by proxy, constitute a quorum for action on the matter. FNB’s bylaws further provide that whenever the holders of any class or series of shares are entitled to vote separately on a specified item of business, the holders of a majority of the votes of that class or series entitled to be cast, represented in person or by proxy, shall constitute a quorum of such class or series.

Adjournment and Notice of Shareholder Meetings

PFC

The PBCL provides that the shareholders present in person or by proxy at any regular or special meeting of shareholders who are entitled to vote at that meeting may adjourn such meeting for such periods as such shareholders may direct. Nevertheless, adjournments of any meeting at which directors are to be elected may be adjourned only from day to day.

FNB

Under the FBCA and FNB’s bylaws, if a quorum is not present or represented at a shareholders meeting, the shareholders present and entitled to vote at the meeting may adjourn such meeting from time to time.

Call of Special Meetings of Shareholders

PFC

Our bylaws provide that our President, our board of directors or our shareholders who are entitled to cast at least one-fifth of the votes which all shareholders are entitled to cast at the particular meeting, may call a special meeting of our shareholders at any time by delivering a written request to our Secretary.

FNB

FNB’s bylaws provide that special meetings of shareholders may be called only by the Chairman of the Board, the Chief Executive Officer, the President or the Secretary of FNB pursuant to a resolution or written direction of a majority of the members of the FNB board of directors or by the holders of not less than 10% of the outstanding shares of FNB.

Shareholder Consent in Lieu of Meeting

PFC

Under the PBCL, any action that shareholders may take at a meeting may be taken without a meeting, if a consent or consents in writing setting forth the action so taken shall be signed by all of the shareholders who would be entitled to vote at a meeting for such purpose and the consent or consents are filed with our Secretary.

FNB

Under the FBCA, any action that may be taken at a meeting of the shareholders of FNB may be taken without a meeting, if, prior or subsequent to the action, one or more written consents signed by a majority the shareholders who would be entitled to vote at a meeting for such purpose are delivered to FNB.

Dissenters’ Rights

PFC

Under the PBCL, shareholders have dissenters’ rights in the event of corporate actions involving certain mergers, share exchanges, transfers of all or substantially all of the assets of the corporation, as well as certain other fundamental transactions in which the corporation is not the acquiring corporation.

Under the PBCL, dissenters’ rights are generally denied to holders of shares listed on a national securities exchange, listed on a national securities exchange or held beneficially or of record by more than 2,000 shareholders when a plan of merger converts the shares into shares of the acquiring, surviving, new or other corporation, whether or not the shares of the acquiring, surviving, new or other corporation are listed on an exchange or privately held.

FNB

Under the FBCA, shareholders have dissenters’ rights in the event of corporate actions involving certain mergers, share exchanges, sales or other dispositions of all or substantially all of the property of the corporation other than in the ordinary course of business, approval of certain control-share acquisitions and amendments of the articles of incorporation that would materially and adversely affect the rights or preferences of shares held by the dissenting shareholders.

Under the FBCA, dissenters’ rights are generally denied to holders of shares listed on a national securities exchange or the OTC Bulletin Board or when the corporation’s shares are held of record by at least 2,000 persons and such outstanding shares have a market value of at least $10 million, not counting the value of certain insider shares.

Derivative Actions

PFC

Under the PBCL, a shareholder may bring a derivative action even if the shareholder was not a shareholder at the time of the alleged wrongdoing, if a court determines that there is a strong prima facie case in favor of the claim and a serious injustice will result without such action.

FNB

Under the FBCA, a person may bring a derivative action only if the person was a shareholder of FNB at the time of the alleged wrongdoing unless the person became a shareholder through transfer by operation of law from one who was a shareholder at the time of the alleged wrongdoing.

Dividends and Distributions

PFC

Subject to any restrictions in a corporation’s articles of incorporation or bylaws, the PBCL generally provides that a corporation may make distributions to its shareholders unless after giving effect thereto:

•    the corporation would not be able to pay its debts as they become due in the usual course of business; or

•    the corporation’s total assets would be less than the sum of its total liabilities plus the amount that upon its dissolution it would need to satisfy any preferential rights of other shareholders. Neither our articles of incorporation nor our bylaws contain any restrictions on the payment of dividends or the making of distributions to shareholders.

FNB

Subject to any restrictions in a corporation’s articles of incorporation, under the FBCA, a corporation may make distributions to its shareholders unless after giving effect thereto:

•    the corporation would not be able to pay its debts as they become due in the usual course of business; or

•    the corporation’s total assets would be less than the sum of its total liabilities plus the amount that it would need upon its dissolution to satisfy any preferential rights of other shareholders.

FNB’s articles of incorporation do not contain any restrictions on the payment of dividends or the making of distributions to holders of its common stock.

Classes of Stock With Preferential Rights

PFC

The articles of incorporation of PFC authorize the PFC board of directors to issue, from time to time, by action of a majority of its members, shares of PFC’s authorized, undesignated preferred stock, par value $1.00 per share, in one or more classes or series. In connection with any such issuance, the PFC board of directors may by resolution determine the designation, voting rights, preferences as to dividends and liquidation rights, participation, redemption, sinking fund, conversion, dividend or other special rights or powers, and the limitations, qualifications and restrictions of such shares of preferred stock. The PFC articles of incorporation provide for 5,000,000 shares of undesignated preferred stock. Currently, PFC has 31,762 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A outstanding, which was issued to the U.S. Treasury in December 2008.

FNB

The articles of incorporation of FNB authorize it to issue multiple classes and series of stock that may have rights preferential to the FNB common stock to be received by our shareholders upon the merger. FNB has no such stock currently outstanding. Such preferential rights could include rights to preferential dividend rates compared to such rates for FNB common stock, rights to prevent dividends from being paid on the common stock until dividends have been paid on the preferred stock, rights to preferential payments upon any liquidation of FNB, independent class voting rights with respect to certain fundamental transactions and rights to convert shares of FNB preferred stock into FNB common stock at a conversion ratio that protects such preferred shareholders against a decline in the price of FNB common stock by further diluting the common stock.

Director Qualifications, Number and Term

PFC

Our bylaws provide that our board of directors shall consist of not less than five nor more than 15 members. Each director serves for three years and until his or her successor shall have been elected. The directors shall be divided into three classes as nearly equal in number with the term in office of one class to expire each year. Under the PBCL, a director must be at least 18 years of age, but a director need not be a resident of Pennsylvania or a shareholder.

FNB

FNB’s bylaws provide that the board of directors of FNB shall consist of such number of directors as the board of directors of FNB may determine, which number shall be not less than five nor more than 25. FNB’s bylaws further provide that FNB’s board of directors shall be elected annually at FNB’s annual meeting of shareholders. Under the FBCA and FNB’s bylaws, a director need not be a resident of Florida nor a shareholder of FNB to qualify to serve as a director. FNB’s bylaws further provide that the directors must be at least 21 years of age.

Nomination of Directors

PFC

Our bylaws provide that shareholders must submit nominations for directors to be elected at an annual meeting of shareholders, except for nominations our board of directors makes, to our secretary in writing not later than the close of business on the 30th day immediately preceding the date of the meeting. The notification must contain the following information:

•    name and business and residential addresses of each proposed nominee;

•    the principal occupation of each proposed nominee;

•    the class and number of shares of capital stock of PFC the nominee owns; and

•    any other information relating to the nominee that is required to be disclosed under the Exchange Act rules relating to solicitation of proxies.

FNB

FNB’s bylaws provide that directors may be nominated for election to FNB’s board of directors by either a resolution of the board of directors or by a shareholder of FNB. FNB’s bylaws provide that a shareholder may make nominations for director by providing FNB with written notice of the shareholder’s intention to nominate a director, which written notice FNB must receive not less than 90 calendar days nor more than 120 calendar days before the first anniversary of the date on which FNB first mailed its proxy statement to its shareholders for its annual meeting of shareholders in the immediately preceding year. The notice of a shareholder’s intention to nominate a director must include the information FNB’s bylaws require.

Cumulative Voting

PFC

In an election of directors under cumulative voting, each share of stock normally having one vote for each director to be elected may cast a number of votes equal to the number of directors to be elected times the number of shares held with the right to distribute that number of votes among one or more candidates. Under the PBCL, cumulative voting in the election of directors is available unless the articles of incorporation of the corporation provide otherwise. Our bylaws state that shareholders may not cumulate votes for the election of directors.

FNB

Under the FBCA, cumulative voting in the election of directors is not available unless the articles of incorporation of the corporation provide for cumulative voting. FNB’s articles of incorporation do not provide for cumulative voting.

Indemnification of Officers and Directors

PFC

Under the PBCL, a corporation is permitted to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement incurred by them in connection with any pending, threatened or completed action or proceeding, and permits such indemnification against expenses incurred in connection with any pending, threatened or completed derivative action, if the director or officer has acted in good faith and in a manner the officer or director reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe the officer’s or director’s conduct was unlawful. Under the PBCL, a corporation may also pay expenses incurred in defending any action or proceeding in advance of the final disposition upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined that the director or officer is not entitled to indemnification from the corporation.

Under the PBCL, the statutory provisions for indemnification and advancement of expenses are non-exclusive with respect to any other rights, such as contractual rights or rights granted pursuant to a by-law or by vote of shareholders or disinterested directors, to which a person seeking indemnification or advancement of expenses may be entitled. Such rights may, for example, provide for indemnification against judgments, fines and amounts paid in settlement incurred by the indemnified person in connection with derivative actions. The PBCL prohibits indemnification in any case where a court determines the act or failure to act giving rise to the claim for indemnification constituted willful misconduct or recklessness. Under the PBCL and our bylaws, we are permitted to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of PFC against any liability asserted against him or her and incurred by him or her in such capacity, whether or not we would have the power to indemnify such person against such liability.

If authorized by the board of directors, we may also create and fund a trust fund or fund of any nature, and enter into agreements with our officers and directors for the purpose of securing our obligation to indemnify or advance expenses under the bylaws.

FNB

Under the FBCA a corporation is permitted to indemnify a director or officer who was or is a party to any threatened, pending or completed action, suit or other type of proceeding, other than an action by or in the right of the corporation, by reason of the fact the person is or was a director or officer or is currently serving at the request of the corporation as a director or officer of another entity against expenses, including attorneys’ fees, judgments, fines, penalties and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with such action, suit or proceeding. These indemnification rights apply if the director or officer acted in good faith and in a manner in which the director or officer reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to a criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In addition, under the FBCA, FNB may indemnify and hold harmless an officer or director who is a party to an action by or in the right of the corporation against expenses, including attorneys’ fees, and certain amounts paid in settlement, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. A corporation is authorized to provide such indemnification if the director or officer has acted in good faith and in a manner in which the director or officer reasonably believed to be in or not opposed to the best interests of the corporation, except a corporation may not provide indemnification where there has been an adjudication of liability, unless a court determines, in view of all the circumstances, that such person is fairly and reasonably entitled to indemnity for such expenses.

Under the FBCA, indemnification against the costs and expenses of defending any action must be made to any officer or director who is successful in defending a derivative action. Except with regard to the costs and expenses of successfully defending a derivative action, a court may order a corporation to indemnify a director or officer only if a determination is made in accordance with the provisions the FBCA that indemnification is proper under the circumstances.

Under the FBCA, a corporation may advance expenses incurred in defending any action or proceeding in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined that the director or officer is not entitled to indemnification from the corporation.

Under the FBCA, the provisions for indemnification and advancement of expenses are not exclusive. A Florida corporation may make any other or further indemnification or advancement of expenses to any of its officers or directors, both as to action in their official capacity and as to action in another capacity while holding such office. Under the FBCA, a corporation generally may not provide indemnification or advancement of expenses to any officer or director if a judgment or other final adjudication establishes that the director’s or officer’s actions or omissions were material to the cause of action so adjudicated and constitute:

•    a violation of the criminal law;

•    a transaction from which the officer or director derived an improper personal benefit;

•    an unlawful distribution; or

•    willful misconduct or a conscious disregard for the best interests of the corporation.

Under the FBCA and FNB’s articles of incorporation, FNB is permitted to purchase and maintain insurance on behalf of any director or officer of FNB against any liability asserted against the director or officer incurred in such capacity, whether or not FNB would have the power to indemnify the director or officer against such liability. FNB’s articles of incorporation further provide that its directors, officers and any other person designated by the board of directors of FNB are entitled to indemnification from FNB to the fullest extent permitted by law.

Director Liability

PFC

The PBCL and our bylaws contain a provision limiting the personal liability of directors for monetary damages for actions taken as a director, except to the extent that by law a director’s liability for monetary damages may not be limited.

FNB

Under the FBCA, a director is not liable for monetary damages for any statement, vote, decision or failure to act regarding corporate management or policy, unless the director breached or failed to perform such director’s duties as a director and the director’s breach of, or failure to perform, those duties constitutes a violation of criminal law, self-dealing, an unlawful distribution, willful misconduct or recklessness. FNB’s bylaws contain a provision limiting the liability of its directors to the fullest extent permitted by law.

Amendment of Articles of Incorporation and Bylaws

PFC

Under the PBCL, the affirmative vote is required of a majority of the votes cast by all shareholders entitled to vote thereon to amend a corporation’s articles of incorporation, provided that the PBCL does not require shareholder approval for certain non-material amendments. Our articles of incorporation state that the affirmative vote of the holders of at least a majority of the outstanding shares of voting stock is required for any amendment, addition, alteration, change or repeal of the articles of incorporation.

Under the PBCL, the power to adopt, amend or repeal the bylaws is generally vested, pursuant to the bylaws, in the directors, with certain statutory exceptions and subject to the power of the shareholders to change such action.

Under the PBCL, unless the articles of incorporation provide otherwise, the board of directors does not have the authority to adopt or change a bylaw on any subject that is committed expressly to the shareholders by statute, other than shareholder quorum rules if the corporation is a registered corporation such as us. Our bylaws provide that our bylaws may be amended, altered and repealed by a supermajority (2/3) vote of our board of directors, except for any bylaw relating to the qualification, classification and terms of office of the directors, of which the power to amend, alter and repeal is expressly reserved to the vote of the shareholders holding at least 2/3 of the voting power of the outstanding shares of voting stock of PFC.

FNB

In order to amend the articles of incorporation of a Florida corporation, the FBCA requires that, unless the articles of incorporation provide for a greater vote, the votes cast in favor of such an amendment must exceed the votes cast against such an amendment at a meeting at which a quorum is present; provided, however, that a majority of the outstanding votes entitled to be cast on the amendment is required with respect to amendments that would create dissenters’ rights under the FBCA. Further, under the FBCA, shareholder approval is not required for certain non-material amendments.

Under the FBCA, a corporation’s board of directors or shareholders may amend or repeal the corporation’s bylaws; provided, however, that the board of directors may not amend or repeal the corporation’s bylaws if the articles of incorporation reserve such power to the shareholders, or the shareholders, in amending or repealing the bylaws, expressly provide that the board of directors may not amend or repeal the bylaws or a particular bylaw provision. FNB’s bylaws provide that FNB may alter or amend and adopt new bylaws by the affirmative vote of at least 75% of the members of FNB’s board of directors or by the affirmative vote of the holders of at least 75% of the outstanding shares entitled to vote thereon.

Vote Required for Extraordinary Corporation Transactions

PFC

Under the PBCL, approval of a merger, consolidation, share exchange, dissolution or sale of substantially all of a corporation’s assets other than in the ordinary course of business requires the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon. Except as otherwise provided by the bylaws of a corporation, the shareholders of a corporation need not approve a board of directors-approved plan of merger if, among other situations, immediately prior to the transaction, another corporation that is a party to the transaction directly or indirectly owns 80% or more of the outstanding shares of each class of the corporation being acquired, or if

•    the surviving or new corporation is a business corporation incorporated in Pennsylvania with articles of incorporation that are identical to the articles of incorporation of the merged corporation, except for changes permitted by a board of directors without shareholder approval under the PBCL;

•    each share of the merged corporation outstanding immediately prior to the effective date of the merger is to continue to be outstanding or will be converted into an identical share of the surviving or new corporation after the effective date of the merger; and

the shareholders of the merged corporation will hold, in the aggregate, shares of the surviving or new corporation to be outstanding immediately after effectiveness of the plan of merger that constitute at least a majority of the votes entitled to elect directors.

FNB

Under the FBCA, approval of a merger, consolidation, share exchange, dissolution or sale of all or substantially all of a corporation’s assets other than in the ordinary course of business must receive approval from the board of directors and by the affirmative vote of the holders of a majority of the shares entitled to vote thereon unless the corporation’s articles of incorporation require a higher vote. Under the FBCA, unless required by its articles of incorporation, shareholder approval of a plan of merger is not required if:

•    the articles of incorporation of the surviving corporation will not differ, except for certain minor amendments approved by the board of directors as provided under the FBCA, from its articles before the merger; and

•    each shareholder of the surviving corporation whose shares were outstanding immediately prior to the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights, immediately after the merger.

FNB’s articles of incorporation require the affirmative vote of the holders of at least 75% of the outstanding shares of FNB common stock entitled to vote to approve a merger, consolidation or sale, lease, exchange or other disposition, in a single transaction or series of related transactions, of all or substantially all or a substantial part of the properties or assets of FNB, unless the board of directors of FNB has approved and recommended the transaction prior to the consummation thereof.

Interested Shareholder Transactions

PFC

Under the PBCL, if a shareholder of a registered corporation, such as us, is a party to a sale of assets, share exchange, merger or consolidation involving the corporation or a subsidiary, or if a corporation proposes to treat a shareholder differently in a corporate dissolution from other shareholders of the same class, or if a shareholder is to receive a disproportionate amount of shares resulting from a division of the corporation, or if the articles of incorporation of the corporation are amended so as to result in a shareholder receiving an increased voting or economic interest in relation to substantially all other shareholders, then the corporation must obtain the approval from the shareholders entitled to cast at least a majority of the votes which all shareholders other than the interested shareholder are entitled to cast with respect to the transaction, without counting the votes of the interested shareholder. Under the PBCL, such additional shareholder approval is not required if the consideration the other shareholders receive in such transaction for shares of any class is not less than the highest amount paid by the interested shareholder in acquiring shares of the same class, or if the proposed transaction is approved by a majority of the board of directors other than certain directors affiliated or associated with, or nominated by, the interested shareholder. The PBCL defines an interested shareholder for this purpose as a shareholder who is a party to the transaction or who is treated differently from other shareholders and any person or group of persons who act in concert or whom the interested shareholder controls.

FNB

Under the FBCA, a number of provisions require supermajority approval for certain transactions with affiliates. Under the FBCA, if any person who, together with such person’s affiliates and associates, beneficially owns 10% or more of any voting stock of the corporation (referred to herein as an interested person), is a party to any merger, consolidation, disposition of all or a substantial part of the assets of the corporation or a subsidiary of the corporation, or an exchange of securities requiring shareholder approval, or a business combination, such transaction requires approval by the affirmative vote of the holders of two-thirds of the voting shares other than the shares beneficially owned by the interested person; provided, that such approval is not required if:

•    a majority of the disinterested directors has approved the interested person transaction;

•    the corporation has not had more than 300 shareholders of record at any time during the three years preceding the date of the transaction’s announcement;

•    the interested person has been the beneficial owner of at least 80% of the corporation’s outstanding voting shares for at least five years preceding the date of the transaction’s announcement;

•    the interested person is the beneficial owner of at least 90% of the outstanding voting shares of the corporation, exclusive of shares acquired directly from the corporation in a transaction not approved by a majority of the disinterested directors;

•    the corporation is an investment company registered under the Investment Company Act of 1940; or

•    the consideration holders of the stock will receive of the corporation meets certain minimum levels determined by a formula under Section 607.0901(4)(f) of the FBCA.

Fiduciary Duty

PFC

Under the PBCL, a director shall perform his or her duties as a director in good faith, in a manner he or she reasonably believes to be in the best interests of the corporation and with such care, including reasonable inquiry, skill and diligence, as a person of ordinary prudence would use under similar circumstances. In performing a director’s duties, the director is entitled to rely in good faith on information, opinions, reports or statements, including financial statements and other financial data, prepared or presented by:

•    one or more officers or employees of the corporation whom the director reasonably believes to be reliable and competent in the matters presented;

•    counsel, public accountants or other persons as to matters which the director reasonably believes to be within the professional or expert competence of such person; or

•    a committee of the board upon which the director does not serve, as to matters within its designated authority, which committee the director reasonably believes to merit confidence.

Under the PBCL, a director may, in considering the best interests of a corporation, consider:

•    the effects of any action on shareholders, employees, suppliers, customers and creditors of the corporation, and upon communities in which the corporation has offices or other facilities of are located;

•    the short-term and long-term interests of the corporation, including the possibility that the continued independence of the corporation may serve the best interests of the corporation;

•    the resources, intent and conduct of any person seeking to acquire control of the corporation; and

•    all other pertinent factors.

FNB

Under the FBCA, a director is required to discharge the director’s duties in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances and in a manner reasonably believed to be in the best interests of the corporation. In discharging the director’s duties, a director is entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, if presented or prepared by

•    officers or employees of the corporation whom the director reasonably believes to be reliable and competent in the matters presented;

•    legal counsel, public accountants or other persons as to matters the director reasonably believes are within the person’s professional or expert competence; or

•    a committee of the Board of which the director is not a member if the director reasonably believes the committee merits confidence.

FNB’s articles of incorporation provide that the board of directors of FNB, in evaluating a proposal for an extraordinary corporate transaction, shall consider all relevant factors, including, without limitation, the long-term prospects and interests of the corporation and its shareholders, the social, economic, legal or other effects of any action on the employees, suppliers and customers of the corporation and its subsidiaries, the communities and societies in which FNB and its subsidiaries operate and the economy of the state and the nation.

FNB’s articles of incorporation further provide that, if the board of directors of FNB determines that it should reject such a proposal, it may take any lawful action to accomplish that purpose.

Provisions with Possible Anti-Takeover Effects

PFC

Under the PBCL, an amendment is permitted to the corporation’s articles of incorporation or other corporate action, if approved by shareholders, to provide mandatory special treatment for specified groups of nonconsenting shareholders of the same class. Under the PBCL, directors may, in discharging their duties, consider the interests of a number of different constituencies, including shareholders, employees, suppliers, customers, creditors and the communities in which the corporation is located. Directors are not required to consider the interests of shareholders to a greater degree than other constituencies’ interests. Under the PBCL, directors do not expressly violate their fiduciary duties solely by relying on poison pills or the anti-takeover provisions of the PBCL.

Under the PBCL, protective provisions exist relating generally to hostile takeovers and acquisitions of registered corporations such as us.

•    Control-Share Transaction: Regulates transactions involving a control share transaction by an interested shareholder, i.e., a person who acquires, or a group of persons acting in concert that acquires, 20% of the voting shares of the registered corporation. Any shareholder of such a registered corporation who objects to the control-share transaction has the right to demand to be paid the fair value of such shareholder’s shares.

•    Business Combination: A registered corporation shall not engage at any time in any business combination with any interested shareholder of the corporation (defined for this purpose as the beneficial owner of 20% or more of the corporation’s outstanding voting shares) other than a business combination approved by the board of directors of the corporation prior to the date the interested shareholder acquired the shares or a business combination approved by the board of directors no earlier than five years after the interested shareholder’s share acquisition date.

•    Control-Share Acquisition: A person who acquires voting power of shares that represent (i) at least 20% but less than 33-1/3%; (ii) at least 33-1/3% but less than 50% or (iii) 50% or more, of the voting power of the outstanding stock of the corporation, shall not have any voting rights

FNB

FNB is subject to statutory “anti-takeover” provisions under the FBCA. The FBCA restricts the voting rights of certain shares of a corporation’s stock when those shares are acquired by a party who, by such acquisition, would control at least 20% of all voting rights of the corporation’s issued and outstanding stock. The statute provides that the acquired shares, or the control shares, will, upon such acquisition, cease to have any voting rights. The acquiring party may, however, petition the corporation to reassign voting rights to the control shares by way of an “acquiring person’s statement” submitted to the corporation in compliance with the requirements of the statute. Upon receipt of such request, the corporation must submit such request for shareholder approval. A corporation may reassign voting rights to the control shares by a resolution of a majority of the corporation’s shareholders of each class and series of stock, with the control shares not voting.

In addition, FNB’s articles of incorporation and bylaws contain various provisions that may serve as anti-takeover protections, which include:

•    the ability of FNB’s board of directors to fill vacancies resulting from an increase in the number of directors;

•    the supermajority voting requirements for certain corporate transactions;

•    the broad range of factors that FNB’s board of directors may consider in evaluating an unsolicited offer including a tender offer proposal; and

•    provisions in FNB’s articles of incorporation which authorize FNB’s board of directors, without further shareholder action, to issue from time to time, up to 20,000,000 shares of FNB preferred stock. The board of directors of FNB has the power to divide any and all of the shares of FNB preferred stock into series and to fix and determine the relative rights and preferences of the shares of any series so established.

unless the corporation restores the voting rights by a resolution approved by a vote of disinterested shareholders.

•    Disgorgement by Certain Controlling Shareholders: A controlling person or group as defined above who disposes of any equity security of the registered corporation must disgorge any profit the person or group realized if the disposition occurs within 18 months after the person obtained controlling person status.

COMPARATIVE MARKET PRICES AND DIVIDENDS

The following table sets forth for the periods indicated:

•	the high and low trading prices of shares of FNB common stock as reported on the NYSE;

•	the high and low trading prices of shares of our common stock as reported on NASDAQ; and

•	quarterly cash dividends paid per share by FNB and PFC.

	FNB Common Stock			PFC Common Stock
Quarter Ended	High	Low	Dividend	High	Low	Dividend
2009:
March 31	$13.71	$5.14	$0.12	$13.20	$8.05	$0.22
June 30	9.31	5.74	0.12	11.75	8.73	0.05
September 30	8.07	5.86	0.12	9.81	6.56	0.05
December 31	7.45	6.32	0.12	9.47	6.41	0.05

2010:
March 31	8.66	6.65	0.12	7.90	6.62	0.05
June 30	9.75	7.84	0.12	12.39	7.11	0.05
September 30	8.90	7.53	0.12	8.45	5.75	0.02
December 31	10.28	8.10	0.12	9.19	6.27	0.02

2011:
March 31	10.68	9.75	0.12	11.95	9.00	0.02
June 30	11.50	9.66	0.12	21.69	8.88	0.02
September 30 (through September 21)	10.73	8.01	0.12	22.39	15.52	0.00

The table below presents:

•	the last reported sale price of a share of FNB common stock, as reported on the NYSE; and

•	the last reported sale price of a share of PFC common stock, as reported on the NASDAQ Global Select Market,

in each case, on June 14, 2011, the last full trading day prior to the public announcement of the proposed merger, and on [                    ], 2011, the last practicable trading day before the date we printed and mailed this proxy statement/ prospectus. The following table also presents the pro forma equivalent per share value of the FNB common stock that PFC shareholders would receive for each share of their PFC common stock if the merger were completed on those dates. We calculated the pro forma equivalent per share value by multiplying the closing price of FNB common stock on those dates by 2.178, the exchange ratio in the merger.

	FNB Common Stock		PFC Common Stock		Pro Forma Equivalent Value of One Share of PFC Common Stock
June 14, 2011	$10.44		$10.88		$22.74
[ ], 2011	[	]	[	]	[	]

We advise you to obtain current market quotations for FNB common stock. The market price of FNB common stock will fluctuate between the date of this proxy statement/prospectus and the completion of the merger. We can provide no assurance concerning the future market price of FNB common stock.

BENEFICIAL OWNERSHIP OF OUR COMMON STOCK

The following table sets forth information pertaining to the beneficial ownership of the outstanding shares of our common stock as of September 21, 2011 by:

•	persons whom we know to own more than 5% of the outstanding shares of our common stock;

•	each director; and

•

our directors and executive officers as a group. We obtained the information set forth below from our records and from information each individual named below furnished to us. We know of no person who owns, beneficially or of record, either individually or with associates, more than 5% of our common stock, except as set forth below.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership as of September 21, 2011 (1)		Percent of Common Stock
Parkvale Financial Corporation	759,464	(2)(3)	13.60%
Employee Stock Ownership Plan
4220 William Penn Highway
Monroeville, PA 15146

AQR Capital Management LLC	403,979	(4)	7.24%
2 Greenwich Plaza 3rd Floor
Greenwich, CT 06830

Dimensional Fund Advisors LP	328,912	(5)	5.89%
Palisades West, Building One 6300 Bee Cave Road
Austin, TX 78746

Name of Beneficial Owner or Number of Persons in Group	Amount and Nature Of Beneficial Ownership As of September 21, 2011 (1)		Number of Shares Underlying Stock Options	Total Beneficial Ownership	Percent of Common Stock (13)
Directors:
Fred P. Burger Jr.	159,500	(6)	23,500	183,000	3.26%
Andrea F. Fitting, Ph.D.	10,085	(7)	23,500	33,585	*
Robert J. McCarthy, Jr.	496,928	(3)(8)	55,500	552,428	9.80%
Patrick J. Minnock	29,387	(9)	23,500	52,887	*
Robert D. Pfischner	82,394	(10)	26,500	108,894	1.94%
Harry D. Reagan	5,323	(11)	16,000	21,323	*
Stephen M. Gagliardi	1,600		10,000	11,600	*

Other Named Executive Officers:
Gilbert A. Riazzi	8,433	(3)	12,250	20,683	*
Thomas R. Ondek	37,490	(3)(12)	16,500	53,990	*
Gail B. Anwyll	22,221	(3)	16,500	38,721	*

All directors and executive officers of Parkvale Financial Corporation and Parkvale Bank as a group (13)	916,994	(3)	232,750	1,149,744	19.77%

*	Represents less than 1% of our outstanding common stock.
(1)

Based upon filings made pursuant to the Securities Exchange Act of 1934 and information furnished by the respective entities and individuals. Under regulations promulgated pursuant to the Securities Exchange Act of 1934, shares of common stock are deemed to be beneficially owned by a person if he or she directly or indirectly has or shares (i) voting power, which includes the power to vote or to direct the voting of the shares, or (ii) investment power, which includes the power to dispose or to direct the disposition of the shares. Unless otherwise indicated, the named beneficial owner has sole voting and dispositive power with respect to the shares.
(2)	As of September 21, 2011, the PFC Employee Stock Ownership Plan (“ESOP”) has allocated all but 5,769 shares to plan participants. The plan participants are entitled to direct the ESOP Trustees with respect to the shares allocated to their accounts.
(3)	Includes 125,141 shares allocated to named executive officers pursuant to the PFC Employee Stock Ownership Plan, consisting of 80,586 shares for Mr. McCarthy, 14,278 shares for Ms. Anwyll, 21,844 shares for Mr. Ondek and 8,433 shares for Mr. Riazzi.
(4)	AQR Capital Management LLC is an investment management firm with 403,979 shares held as of September 21, 2011 according to its Form 13F.
(5)	Dimensional Fund Advisors L.P. is an investment adviser registered under the Investment Advisers Act of 1940 with 328,912 shares held as of September 21, 2011 in portfolios of certain affiliated entities. Dimensional disclaims beneficial ownership of all such shares. According to its Schedule 13G, Dimensional Fund furnishes investment advice to four investment companies registered under the Investment Company Act of 1940 and serves as investment manager to certain other commingled group trusts and separate accounts. In its role as investment advisor or manager, Dimensional Fund disclosed that it possesses investment and/or voting power over the shares of our common stock held by such investment companies, trusts and accounts. David G. Booth is the founder and co-chief executive officer of Dimensional Fund.
(6)	Includes 50,000 shares held under Mr. Burger’s deferred compensation agreement with PFC Bank.
(7)	Includes 1,140 shares held by Dr. Fitting’s spouse and 8,945 shares held jointly by Dr. Fitting and her spouse.
(8)	Includes 15,254 shares held by Mr. McCarthy as trustee for his children, 113,880 shares held under deferred compensation agreements with PFC Bank, 61,737 shares held in the Executive Deferred Compensation Plan (“EDCP”) and 39,236 shares held in the Supplemental Executive Benefit Plan (“SEBP”).
(9)	Includes 3,281 shares held by Mr. Minnock’s spouse and 20,000 shares held by the Minnock Family Limited Partnership.
(10)	Includes 1,525 shares held by Mr. Pfischner’s spouse.
(11)	Includes 5,323 shares held jointly by Mr. Reagan and his spouse.
(12)	Includes 132 shares held by Mr. Ondek under the EDCP.
(13)	Percentage of ownership is determined by assuming that options held by such person or group (but not those held by any other person) and that are exercisable within 60 days of the voting record date have been exercised.

PROPOSAL NO. 2

ADVISORY (NON-BINDING) VOTE ON GOLDEN PARACHUTE COMPENSATION

The Golden Parachute Proposal

In accordance with the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, PFC’s board of directors is providing shareholders with the opportunity to cast an advisory vote on the “golden parachute” compensation payable to the named executive officers of PFC in connection with the merger at the special meeting through the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to PFC named executive officers in connection with the merger, as disclosed in the table entitled “Golden Parachute Compensation” that begins on page 66, together with the accompanying narrative discussion relating to the named executive officers’ golden parachute compensation and the agreements or understandings pursuant to which such compensation may be paid or become payable, as set forth in the section of this proxy statement/prospectus titled “Summary of Golden Parachute Arrangements” is hereby APPROVED.”

The vote on this Proposal 2 is a vote separate and apart from the vote on Proposal 1 to approve the merger agreement. Accordingly, you may vote to approve this Proposal 2 and not to approve Proposal 1, and vice versa. Because the vote is advisory in nature only, it will not be binding on either PFC or PFC Bank regardless of whether the merger agreement is approved. Accordingly, as the compensation to be paid in connection with the merger is contractual with the executives, regardless of the outcome of this advisory vote, such compensation will be payable, subject only to the conditions applicable to such payment, if the merger agreement is approved and the merger is completed.

Recommendation of Our Board of Directors

Our board of directors unanimously recommends that our shareholders vote FOR approval, on an advisory (non-binding) basis, of the golden parachute compensation payable to the named executive officers of PFC in connection with the merger.

PROPOSAL NO. 3

ADJOURNMENT PROPOSAL

The Adjournment Proposal

In the event a quorum is present at our special meeting but there are insufficient votes to adopt the merger agreement, the merger proposal will fail unless we adjourn our special meeting in order to solicit additional proxies from our shareholders. An adjournment under such circumstances will allow as extra time to solicit additional proxies. In order to allow shares present in person or by proxy at our special meeting to vote FOR approval of the adjournment of our special meeting, if necessary, we are submitting an adjournment of our special meeting to you as a separate matter for consideration. We will vote properly submitted proxy cards FOR approval of the adjournment proposal, unless otherwise indicated on the proxy. If our shareholders approve the adjournment proposal, we are not required to give any further notice of the time and place of our adjourned meeting other than an announcement of the time and place we provide at our special meeting.

If a quorum is not present at the meeting, the meeting will be adjourned to a later time without a vote.

Recommendation of Our Board of Directors

Our board of directors recommends that our shareholders vote FOR approval of the adjournment proposal.

LEGAL MATTERS

Reed Smith LLP, Pittsburgh, Pennsylvania, has passed upon the validity of the FNB common stock being registered in connection with the merger for FNB. Reed Smith LLP and Elias, Matz, Tiernan & Herrick L.L.P., Washington, DC, have delivered their opinions to FNB and us, respectively, as to certain U.S. federal income tax consequences of the merger and will deliver updated opinions in connection with the closing of the merger. See “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 89.

EXPERTS

The consolidated financial statements of FNB and subsidiaries appearing in FNB’s Annual Report (Form 10-K) for the year ended December 31, 2010 and the effectiveness of FNB’s internal control over financial reporting as of December 31, 2010 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein and incorporated herein by reference. Such consolidated financial statements and FNB management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2010 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Parkvale Financial Corporation and subsidiaries appearing in Parkvale Financial Corporation’s Annual Report (Form 10-K) for the year ended June 30, 2011 and the effectiveness of Parkvale Financial Corporation’s internal control over financial reporting as of June 30, 2011 have been audited by ParenteBeard LLC, independent registered public accounting firm, as set forth in their reports thereon, included therein and incorporated herein by reference. Such consolidated financial statements and Parkvale Financial Corporation management’s assessment of the effectiveness of internal control over financial reporting as of June 30, 2011 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

OTHER MATTERS

As of the date of this proxy statement/prospectus, neither FNB nor we know of any matter that a shareholder will present for consideration at our special meeting other than adoption of the merger agreement, approval on an advisory (non-binding) basis of the golden parachute compensation payable to our named executive officers in connection with the merger and approval of the adjournment proposal. However, if any other matter properly comes before our special meeting or any adjournment or postponement of our special meeting, we will deem all executed proxy cards we receive as conferring discretionary authority on the individuals named as proxies in such proxy cards to vote the shares represented by such proxy cards as to any such matters. The proxies will vote such shares in accordance with their judgment.

We have not authorized any person to give any information or make any representation other than those FNB or we have included in this proxy statement/prospectus or that FNB or we have incorporated by reference in this proxy statement/prospectus, and, if given or made, you should not rely upon such information or representation as having been authorized by FNB or us.

This proxy statement/prospectus does not constitute an offer to exchange or sell, or a solicitation of an offer to exchange or purchase, the FNB common stock this proxy statement/prospectus offers, nor does it constitute the solicitation of a proxy in any jurisdiction in which FNB or we are not authorized to make such offer or solicitation or to or from any person to whom it is unlawful to make such offer or solicitation.

The information contained in this proxy statement/prospectus speaks as of the date of this proxy statement/prospectus unless we specifically indicate otherwise. The delivery of this proxy statement/prospectus shall not, under any circumstances, create any implication that there has been no change in the affairs of FNB or us since the date of this proxy statement/prospectus or that the information in this proxy statement/prospectus or in the documents FNB or we incorporate by reference in this proxy statement/prospectus is correct at any time subsequent to the date of such information.

This proxy statement/prospectus does not cover any resales of the FNB common stock issued as merger consideration pursuant to this proxy statement/prospectus by any shareholder deemed to be an affiliate of FNB upon the consummation of the merger. FNB has not authorized any person to make use of this proxy statement/prospectus in connection with any such resales.

WHERE YOU CAN FIND MORE INFORMATION

We and FNB file reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any reports, statements or other information that FNB or we have filed at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference room. FNB’s and our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at www.sec.gov.

FNB filed a registration statement on Form S-4 with the SEC under the Securities Act to register the shares of FNB common stock issuable to our shareholders upon the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of FNB and our proxy statement for our special meeting. As SEC rules permit, this proxy statement/prospectus does not contain all of the information contained in the registration statement.

The SEC allows FNB and us to incorporate information into this proxy statement/prospectus by reference. Incorporation by reference means that we and FNB can disclose important information to you by referring you to another document either FNB or we filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information that the information in this proxy statement/prospectus supersedes. This proxy statement/prospectus incorporates by reference the documents set forth below that we and FNB have previously filed with the SEC. These documents contain important information about FNB and us.

We incorporate by reference into this proxy statement/prospectus the following documents that FNB (SEC File No. 001-31940) has previously filed with the SEC:

•	FNB’s Annual Report on Form 10-K for the year ended December 31, 2010;

•	FNB’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2011 and June 30, 2011;

•

FNB’s Current Reports on Form 8-K filed on January 25, 2011, March 22, 2011, April 25, 2011, May 9, 2011, May 11, 2011, May 17, 2011, May 19, 2011, May 20, 2011, June 15, 2011, July 8, 2011, July 25, 2011, September 13, 2011 and September 22, 2011 and our Current Reports on Form 8-K/A filed on June 16, 2011 and July 25, 2011 (in each case, except to the extent furnished but not filed); and

•

The description of FNB common stock contained in the FNB registration statement filed pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating such description.

FNB further incorporates by reference into this proxy statement/prospectus any additional documents that it files with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the date on which the special meeting of the shareholders of PFC is held (other than the portions of those documents not deemed to be filed). These documents include periodic reports such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

We incorporate by reference into this proxy statement/prospectus the following documents that PFC (SEC File No. 0-17411) has previously filed with the SEC (in each case, except to the extent furnished but not filed):

•	PFC’s Annual Report on Form 10-K for the year ended June 30, 2011, as filed on September 27, 2011; and

•	Our Current Reports on Form 8-K filed on August 16, 2011 and September 9, 2011 (in each case, except to the extent furnished but not filed).

We further incorporate by reference into this proxy statement/prospectus any additional documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the date of our special meeting (other than the portions of those documents not deemed to be filed). These documents include periodic reports such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

If you would like to receive a copy of any of the documents incorporated in this proxy statement/prospectus by reference, please contact FNB or PFC at its respective address or telephone number listed under the heading “Reference to Additional Information” in the forepart of this proxy statement/prospectus.

OUR ANNUAL MEETING

In light of the expected timing of completion of the merger, we have postponed our 2011 annual meeting of shareholders and expect to have an annual meeting only if the merger is not completed. Under the SEC’s rules, holders of our common stock who wish to make a proposal to be included in our proxy statement for PFC’s 2011 annual meeting of shareholders (in the event it is held) must have caused such proposal to be received by us at our principal office not later than May 17, 2011, assuming our 2011 annual meeting is held on or before November 27, 2011. No such proposals were received prior to May 17, 2011. If we schedule an annual meeting after November 27, 2011, we will provide notice of the date fixed for the annual meeting, as well as the deadline for submitting shareholder proposals for such meeting and for having such shareholder proposals included in our proxy statement. If such proposal is in compliance with all of the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended, it will be included in the proxy statement and set forth on the form of proxy issued for such annual meeting of shareholders. It is urged that any such proposals be sent certified mail, return receipt requested.

In addition, PFC’s bylaws establish an advance notice procedure with regard to director nominations and other business proposals by shareholders intended to be presented to our 2011 annual meeting but not included in our 2011 annual meeting proxy materials. For business proposals to be properly brought before the 2011 annual meeting by a shareholder, assuming the 2011 annual meeting is held, the shareholder must comply with Article III, Section 8 of PFC’s bylaws. Notice of the proposal must also be given in writing and delivered to, or mailed and received at, PFC’s principal executive offices at least 30 days prior to the date of the annual meeting. The notice must include the information required by Article III, Section 8 of our bylaws. PFC’s bylaws provide that all nominations for election to the board of directors, other than those made by the board or a shareholder who has complied with the notice provisions in the bylaws thereof, shall be made by the PFC Nominating Committee. Written notice of a shareholder nomination generally must be communicated to the attention of the Corporate Secretary of PFC at least 30 days prior to the date of the annual meeting. Each written notice of a shareholder nomination is required to set forth certain information specified in Article IV, Section 3 of PFC’s bylaws. Such nominations and other business proposals must comply with all requirements set forth in the PFC bylaws.

Annex A

AGREEMENT AND PLAN OF MERGER

between

F.N.B. CORPORATION

and

PARKVALE FINANCIAL CORPORATION

DATED: AS OF JUNE 15, 2011

EXHIBITS:
Exhibit A	Form of Bank Merger Agreement	A-1
Exhibit B	Form of Voting Agreement	B-1

INDEX OF DEFINED TERMS

Section
Acquisition Proposal	6.11(e)(i)
Agreement	Preamble
Articles of Merger	1.2
Average Closing Price	1.4(f)
Bank Merger	1.10
Bank Merger Agreement	1.10
BHC Act	3.4
Break-up Fee	6.11(f)
Certificates	1.4(d)
Change in PFC Recommendation	6.11(b)
Claim	6.7(a)
Closing	9.1
Closing Date	9.1
Code	Preamble
Common Stock Merger Consideration	1.4(a)
Confidentiality Agreements	6.2(b)
Contamination	3.16(b)
Contracts	5.2(j)
Controlled Group Liability	3.11
DRSP Plan	1.4(e)
Effective Date	1.2
Effective Time	1.2
Environmental Laws	3.16(b)
Environmental Liability	3.16(b)
ERISA	3.11
ERISA Affiliate	3.11
ESOP	6.6(d)
Exchange Act	3.6(a)
Exchange Agent	2.1
Exchange Fund	2.1
Exchange Ratio	1.4(a)
FBCA	1.1
FDIC	3.4
Federal Reserve Board	3.4
FNB	Preamble
FNB Bank	1.10
FNB Bank Board	1.10
FNB Benefit Plans	4.11
FNB Bylaws	4.1(b)
FNB Capital Stock	1.4(d)
FNB Charter	4.1(b)
FNB Common Stock	1.4(a)
FNB Disclosure Schedule	Art. 4 Preamble
FNB Employment Agreement	4.11
FNB Plan	4.11
FNB Preferred Stock	4.2(a)
FNB Qualified Plans	4.11(d)
FNB Regulatory Agreement	4.14
FNB Reports	4.6(a)

Section
FNB Series D Preferred Stock	1.4(b)
FNB Stock Plans	4.2(a)
FNB Subsidiaries	3.1(c)
FNB Warrant	1.6(b)
GAAP	3.1(c)
Governmental Entity	3.4
Hazardous Substances	3.16(b)
HOLA	3.1(b)
HSR Act	3.4
Indemnified Parties	6.7(a)
Injunction	7.1(e)
Insurance Amount	6.7(c)
Intellectual Property	3.23
IRS	3.10(a)
Laws	3.12
Leased Properties	3.17(c)
Leases	3.17(b)
Liens	3.2(b)
Loan	3.24(a)
Material Adverse Effect	3.1(c)
Materially Burdensome Regulatory Condition	6.1(d)
Merger	Preamble
Merger Consideration	1.4(b)
Multiemployer Plan	3.11
Multiple Employer Plan	3.11(f)
NASDAQ	3.1(c)
NYSE	1.4(f)
OCC	3.4
OREO	3.24(e)
Other Regulatory Approvals	3.4
OTS	3.4
Owned Properties	3.17(a)
PA DOB	3.4
Payment Event	6.11(g)
PBCL	1.1
PBGC	3.11(e)
Person	3.9(a)
PFC	Preamble
PFC Articles	3.1(b)
PFC Bank	1.10
PFC Bank Designee	6.14(b)
PFC Benefit Plans	3.11
PFC Bylaws	3.1(b)
PFC Capital Stock	1.4(c)
PFC Common Stock	1.4(a)
PFC Designee	1.3(b)
PFC Disclosure Schedule	Art. 3 Preamble
PFC Employment Agreements	3.11
PFC Plan	3.11
PFC Qualified Plans	3.11(d)
PFC Recommendation	6.3

Section
PFC Regulatory Agreement	3.14
PFC Reports	3.6(a)
PFC Representatives	6.11(a)
PFC Series A Preferred Stock	1.4(b)
PFC Shareholders Meeting	6.3
PFC Stock Option	1.6(a)
PFC Stock Plans	1.6(a)
PFC Subsidiaries	3.1(c)
PFC Warrant	1.6(b)
Preferred Stock Merger Consideration	1.4(b)
Proxy Statement	3.4
Registration Statement	3.4
Regulatory Agencies	3.5
Requisite Regulatory Approvals	7.1(c)
Sarbanes-Oxley Act	3.6(a)
SEC	3.4
Securities Act	3.6(a)
SRO	3.4
Subsidiary	3.1(c)
Superior Proposal	6.11(e)(ii)
Surviving Company	Preamble
Tax Returns	3.10(c)
Taxes	3.10(b)
Third Party	3.17(d)
Third Party Leases	3.17(d)
Treasury Department	1.6(b)
Treasury Shares	1.4(c)
Voting Agreement	5.4
Withdrawal Liability	3.11

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of June 15, 2011 (this “Agreement”), between F.N.B. CORPORATION, a Florida corporation (“FNB”), and PARKVALE FINANCIAL CORPORATION, a Pennsylvania corporation (“PFC”).

WITNESSETH:

WHEREAS, the Boards of Directors of PFC and FNB have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for in this Agreement pursuant to which PFC will, on the terms and subject to the conditions set forth in this Agreement, merge with and into FNB (the “Merger”), so that FNB is the surviving company in the Merger (sometimes referred to in such capacity as the “Surviving Company”); and

WHEREAS, for federal income Tax (as defined in Section 3.10(b)) purposes, it is intended that the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”); and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE 1

THE MERGER

1.1 The Merger.

Subject to the terms and conditions of this Agreement, in accordance with the Pennsylvania Business Corporation Law (the “PBCL”) and the Florida Business Corporation Act (the “FBCA”), at the Effective Time (as defined in Section 1.2) PFC shall merge with and into FNB. FNB shall be the Surviving Company in the Merger, and shall continue its corporate existence under the laws of the State of Florida. As of the Effective Time, the separate corporate existence of PFC shall cease.

1.2 Effective Time.

The Merger shall become effective as set forth in the articles of merger (the “Articles of Merger”) that shall be filed with the Secretary of State of the Commonwealth of Pennsylvania and the Secretary of State of the State of Florida on or before the Closing Date (as defined in Section 9.1). The term “Effective Time” shall mean the date and time when the Merger becomes effective as set forth in the Articles of Merger. “Effective Date” shall mean the date on which the Effective Time occurs.

1.3 Effects of the Merger.

(a) Effects Under PBCL and FBCA. At and after the Effective Time, the Merger shall have the effects set forth in Section 1929 of the PBCL and Section 607.1106 of the FBCA.

(b) Directors and Executive Officers of the Surviving Company. The directors of the Surviving Company immediately after the Merger shall be the (i) directors of FNB immediately prior to the Merger, and (ii) one (1) current member of PFC’s Board of Directors (the “PFC Designee”), who shall be Robert J. McCarthy, Jr. If Mr. McCarthy does not become a director of the Surviving Company because of death or disability, FNB agrees, after consultation with the members of the Board of Directors of PFC, to cause a member of the PFC Board of Directors as of the date hereof who is mutually agreeable to FNB and PFC to be elected or appointed to the Board of Directors of the Surviving Company as the PFC Designee. The executive officers of the Surviving Company immediately after the Merger shall be the executive officers of FNB immediately prior to the Merger.

1.4 Conversion of PFC Capital Stock.

(a) Subject to the provisions of this Agreement, each share of common stock, par value $1.00 per share, of PFC (“PFC Common Stock”) issued and outstanding immediately prior to the Effective Time, other than Treasury Shares (as defined in Section 1.4(c)) shall, by virtue of the Merger, no longer be outstanding and shall as of the Effective Time automatically be converted into and shall thereafter represent the right to receive as merger consideration (the “Common Stock Merger Consideration”) 2.178 shares (the “Exchange Ratio”) of common stock, $0.01 par value, of FNB (“FNB Common Stock”).

(b) In the event each issued and outstanding share of the Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $1.00 per share, stated liquidation amount $1,000 per share, of PFC (the “PFC Series A Preferred Stock”) is not purchased or redeemed prior to or contemporaneous with the Merger, then each share of the PFC Series A Preferred Stock issued and outstanding immediately prior to the Effective Time (other than any shares of PFC Series A Preferred Stock to be cancelled in accordance with Section 1.4(c)) shall no longer be outstanding and shall as of the Effective Time automatically be converted into and shall thereafter represent the right to receive, subject to the other provisions of this Article 1, one share (the “Preferred Stock Merger Consideration” and, together with the Common Stock Merger Consideration, the “Merger Consideration”) of the FNB Preferred Stock to be designated, prior to the Closing Date, as Fixed Rate Cumulative Perpetual Preferred Stock, Series D, stated liquidation amount $1,000 per share (the “FNB Series D Preferred Stock”), and otherwise having rights, preferences, privileges and voting powers such that the rights, preferences, privileges and voting powers of the PFC Series A Preferred Stock are not adversely affected by such conversion and having rights, preferences and privileges and voting powers, and limitations and restrictions that, taken as a whole, are not materially less favorable than the rights, preferences, privileges and voting powers, and limitations and restrictions of the PFC Series A Preferred Stock immediately prior to such conversion, taken as a whole.

(c) At and after the Effective Time, each Treasury Share shall be cancelled and retired and no shares of FNB Common Stock or other consideration shall be issued in exchange therefor. “Treasury Shares” means shares of PFC Common Stock and any outstanding PFC Series A Preferred Stock (together, the “PFC Capital Stock”) held by PFC or any of the PFC Subsidiaries (as defined in Section 3.1(c)) or by FNB or any of its Subsidiaries, other than in a fiduciary, including custodial or agency, capacity or as a result of debts previously contracted in good faith.

(d) At the Effective Time, the stock transfer books of PFC shall be closed as to holders of PFC Capital Stock immediately prior to the Effective Time and no transfer of PFC Capital Stock by any such holder shall thereafter be made or recognized. If, after the Effective Time, certificates representing PFC Capital Stock (“Certificates”) are properly presented in accordance with Section 2.2 of this Agreement to the Exchange Agent (as defined in Section 2.1), such Certificates shall be cancelled and exchanged for FNB Common Stock or FNB Series D Preferred Stock (together, the “FNB Capital Stock”), as applicable, held in book entry representing the number of whole shares into which the PFC Capital Stock represented by the Certificates was converted in the Merger, plus, if applicable pursuant to Section 1.4(f), any payment for any fractional share of FNB Common Stock without any interest thereon and any dividends or distributions to which the holder of such Certificates is entitled pursuant to Section 2.2(b).

(e) Each holder of PFC Common Stock shall have the option of enrolling the whole shares of FNB Common Stock issuable to such shareholder upon the consummation of the Merger in FNB’s Dividend Reinvestment and Direct Stock Purchase Plan (the “DRSP Plan”). Each PFC shareholder electing to enroll in the DRSP Plan shall be issued FNB Common Stock held in book entry representing the number of whole shares received in the Merger.

(f) Notwithstanding any other provision of this Agreement, each holder of PFC Common Stock who would otherwise be entitled to receive a fractional share of FNB Common Stock, after taking into account all Certificates delivered by such holder, shall receive an amount in cash, without interest, rounded to the nearest cent, equal to the product obtained by multiplying (a) the Average Closing Price (as defined below) as of the Closing Date by (b) the fraction of a share (calculated to the nearest ten-thousandth when expressed in decimal form) of FNB Common Stock, to which such holder would otherwise be entitled. No such holder shall be entitled to dividends or other rights in respect of any such fractional shares. “Average Closing Price” means, as of any specified date, the average composite closing price of FNB Common Stock on the New York Stock Exchange, including any successor exchange (“NYSE”), as reported by the NYSE for the twenty (20) consecutive trading days ending on and including the fifth such trading day prior to the specified date rounded to the nearest ten-thousandth.

1.5 FNB Capital Stock. At and after the Effective Time, each share of FNB capital stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

1.6 PFC Equity and Equity-Based Awards.

(a) PFC Stock Options. Effective as of the Effective Time, each then outstanding option to purchase shares of PFC Common Stock (each a “PFC Stock Option”), pursuant to the equity-based compensation plans identified in Section 3.11(a) of the PFC Disclosure Schedule (as defined in Article 3 hereof) (the “PFC Stock Plans”) and the award agreements evidencing the grants thereunder, granted to any current or former employee or director of PFC or any of the PFC Subsidiaries (as defined in Section 3.1(c)) shall at the Effective Time cease to represent a right to acquire shares of PFC Common Stock and shall be converted automatically into a fully vested and exercisable option to acquire shares of FNB Common Stock on the terms hereinafter set forth. FNB shall assume each such PFC Stock Option in accordance with the terms of the relevant PFC Stock Plan and stock option or other agreement by which it is evidenced, except that from and after the Effective Time: (i) FNB and the Compensation Committee of its Board of Directors, including, if applicable, the entire Board of Directors of FNB, shall be substituted for PFC and the compensation committee of the Board of Directors of PFC, including, if applicable, the entire Board of Directors of PFC, administering such PFC Stock Plan, (ii) each PFC Stock Option assumed by FNB may be exercised solely for shares of FNB Common Stock, (iii) the number of shares of FNB Common Stock subject to such PFC Stock Option shall be equal to the number of shares of PFC Common Stock subject to such PFC Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio, provided that any fractional shares of FNB Common Stock resulting from such multiplication shall be rounded down to the nearest share, and (iv) the exercise price per share of FNB Common Stock under each such option shall be the amount (rounded up to the nearest whole cent) equal to the per share exercise price under each such PFC Stock Option prior to the Effective Time divided by the Exchange Ratio. Notwithstanding clauses (iii) and (iv) of the preceding sentence, each PFC Stock Option that is an “incentive stock option” shall be adjusted as required by Section 424 of the Code, and regulations promulgated thereunder, so as not to constitute a modification, extension or renewal of the option within the meaning of Section 424(h) of the Code. FNB and PFC agree to take all reasonable and necessary steps to effect the provisions of this Section 1.6(a). As of the Effective Time, FNB shall issue to each holder of each outstanding PFC Stock Option that has been assumed by FNB (the “Assumed Stock Options”) a document evidencing the conversion and assumption of such PFC Stock Option by FNB pursuant to this Section 1.6(a). Prior to the Effective Time, FNB shall reserve for issuance the number of shares of FNB Common Stock necessary to satisfy FNB’s obligations under this Section 1.6(a). As soon as practicable after the Effective Time, FNB shall file and cause to become effective a registration statement or statements on Form S-8 or Form S-3 (or any successor or other applicable form) with respect to the shares of FNB Common Stock subject to the Assumed Stock Options, and to maintain the effectiveness of such registration statement for so long as any PFC Stock Options remain outstanding.

(b) Warrant. The Warrant issued on December 23, 2008 to the U.S. Department of the Treasury (“Treasury Department”) in connection with the issuance of the PFC Series A Preferred Stock (the “PFC Warrant”) shall, by virtue of the Merger and without any action on the part of any Person, cease to be a warrant to purchase PFC Common Stock and will be converted automatically into a warrant to purchase FNB Common Stock (the “FNB Warrant”) in accordance with the terms of the PFC Warrant, and FNB will assume such warrant subject to its terms; provided, however, that after the Effective Time:

(i) the number of shares of FNB Common Stock purchasable upon exercise of the FNB Warrant will equal the product of (x) the number of shares of PFC Common Stock that were purchasable pursuant to the PFC Warrant immediately before the Effective Time and (y) the Exchange Ratio, rounded to the nearest one-hundredth (1/100th) of a share; and

(ii) the per share exercise price for the PFC Warrant will equal the quotient of (x) the per share exercise price of the PFC Warrant in effect immediately before the Effective Time and (y) the Exchange Ratio, rounded to the nearest one-tenth (1/10th) of a cent.

1.7 Articles of Incorporation and Bylaws of the Surviving Company. The FNB Charter (as defined in Section 4.1(b)) as in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Company until thereafter amended in accordance with applicable law. The FNB Bylaws (as defined in Section 4.1(b)) as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Company until thereafter amended in accordance with applicable law.

1.8 Tax Consequences. It is intended that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

1.9 Dissenting Shares. No outstanding shares of PFC Common Stock shall have any dissenters’ rights of appraisal under the PBCL.

1.10 The Bank Merger. As soon as practicable after the execution of this Agreement, PFC and FNB shall cause Parkvale Savings Bank (“PFC Bank”) and First National Bank of Pennsylvania (“FNB Bank”) to enter into a bank merger agreement, the form of which is attached to this Agreement as Exhibit “A” (the “Bank Merger Agreement”), that provides for the merger of PFC Bank with and into FNB Bank (the “Bank Merger”), in accordance with applicable laws and regulations and the terms of the Bank Merger Agreement and as soon as practicable after consummation of the Merger. The Bank Merger Agreement provides that the directors of FNB Bank (“FNB Bank Board”) upon consummation of the Bank Merger shall be the directors of FNB Bank immediately prior to the Bank Merger plus the PFC Bank Designee (as defined in Section 6.14(b)).

1.11 Right to Revise Structure. FNB may at any time change the method of effecting the combination contemplated by this Agreement if and to the extent it deems such a change to be desirable; provided, however, that no such change shall (i) alter or change the amount or kind of the Common Stock Merger Consideration (as defined in Section 1.4(a)) provided for in this Agreement, (ii) adversely affect the Tax treatment of PFC’s shareholders as a result of receiving the Merger Consideration or the Tax treatment of either party pursuant to this Agreement, or (iii) materially impede or delay consummation of the transactions this Agreement contemplates. In the event FNB elects to make such a change, the parties agree to execute appropriate documents to reflect the change.

ARTICLE 2

EXCHANGE OF SHARES

2.1 FNB to Make Merger Consideration Available. As promptly as practicable following the Effective Time, FNB shall deposit, or shall cause to be deposited, with Registrar and Transfer Company (“Exchange Agent”), for the benefit of the holders of Certificates, for exchange in accordance with this Article 2, (a) book entry shares representing the aggregate number of shares of FNB Capital Stock issuable pursuant to this Agreement in exchange for shares of PFC Capital Stock outstanding immediately prior to the Effective Time of the Merger, (b) immediately available funds equal to any dividends or distributions payable in accordance with Section 2.2(b), and (c) cash in lieu of any fractional shares of FNB Common Stock to be issued pursuant to Section 1.4(f) and paid pursuant to Section 1.4 in exchange for outstanding shares of PFC Capital Stock (such cash and book entry shares for shares of FNB Capital Stock, collectively being referred to as the “Exchange Fund”). The Exchange Fund shall not be used for any purpose other than to fund payments due pursuant to Section 2.2 except as otherwise provided in this Agreement.

2.2 Exchange Shares.

(a) As soon as practicable after the Effective Time, and in no event more than five business days thereafter, the Exchange Agent shall mail to each holder of record of PFC Capital Stock a letter of transmittal in customary form as prepared by FNB and reasonably acceptable to PFC which shall specify, among other things, that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration and any cash in lieu of fractional shares into which the shares of PFC Common Stock represented by such Certificate or Certificates shall have been converted pursuant to this Agreement and any dividends or distributions to which such holder is entitled pursuant to Section 2.2(b). After the Effective Time of the Merger, each holder of a Certificate formerly representing PFC Capital Stock, other than Treasury Shares, who surrenders or has surrendered such Certificate or customary affidavits and indemnification regarding the loss or destruction of such Certificate, together with duly executed transmittal materials to the Exchange Agent, shall, upon acceptance thereof, be entitled to book entry shares representing FNB Common Stock or FNB Series D Preferred Stock, as applicable, into which the shares of PFC Capital Stock shall have been converted pursuant to Section 1.4, as well as any cash in lieu of any fractional share of FNB Common Stock to which such holder would otherwise be entitled and any dividends or distributions to which such holder is entitled pursuant to Section 2.2(b). The Exchange Agent shall accept such Certificate upon compliance with such reasonable and customary terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal practices. Until surrendered as contemplated by this Section 2.2, (i) each Certificate representing PFC Common Stock shall be deemed from and after the Effective Time of the Merger to evidence only the right to receive the Common Stock Merger Consideration, any cash in lieu of fractional shares into which the shares of PFC Common Stock represented by such Certificate or Certificates shall have been converted pursuant to this Agreement and any dividends or distributions to which such holder is entitled pursuant to Section 2.2(b), and (ii) any Certificate representing PFC Series A Preferred Stock shall be deemed from and after the Effective Time of the Merger to evidence only the right to receive the Preferred Stock Merger Consideration and any dividends or distributions to which such holder is entitled pursuant to Section 2.2(b). FNB shall not be obligated to deliver the Merger Consideration or any check representing cash in lieu of fractional shares and/or declared but unpaid dividends to which any former holder of PFC Capital Stock is entitled as a result of the Merger until such holder surrenders his Certificate or Certificates for exchange as provided in Section 2.2. If any shares of FNB Capital Stock, or any check representing cash in lieu of fractional shares and/or declared but unpaid dividends, is to be issued in a name other than that in which a Certificate surrendered for exchange is issued, the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and the person requesting such exchange shall affix any requisite stock transfer tax stamps to the Certificate surrendered or provide funds for their purchase or establish to the satisfaction of the Exchange Agent that such taxes are not payable. If any

Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit, in form and substance reasonably acceptable to FNB, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by FNB or the Exchange Agent, the posting by such Person of a bond in such amount as FNB and the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it, FNB or the Surviving Company with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect thereof pursuant to this Agreement.

(b) Following surrender of any such Certificate, there shall be paid to the record holder of the whole shares of FNB Capital Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any dividends or distributions with a record date prior to the Effective Time that have been declared by PFC in respect of shares of PFC Capital Stock after the date of this Agreement in accordance with the terms of this Agreement and which remain unpaid at the Effective Time, (ii) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of FNB Common Stock to which such holder is entitled pursuant to Section 1.4(f) and the amount of dividends or other distributions with a record date after the Effective Time of the Merger and which had become payable with respect to such whole shares of FNB Common Stock prior to the time of surrender, and (iii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time of the Merger but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of FNB Capital Stock. After the date of this Agreement, PFC shall coordinate with FNB the declaration of any dividends in respect of PFC Capital Stock as provided in Sections 5.2(a) and 6.10.

(c) After the Effective Time, there shall be no transfers on the stock transfer books of PFC of the shares of PFC Capital Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of PFC Capital Stock that occurred prior to the Effective Time. If, after the Effective Time, Certificates are presented to FNB for any reason, they shall be cancelled and exchanged as provided in this Agreement. All shares of FNB Capital Stock and cash in lieu of fractional shares of FNB Common Stock and/or declared but unpaid dividends issued upon the surrender for exchange of shares of PFC Capital Stock or the provision of customary affidavits and indemnification for lost or mutilated Certificates in accordance with the terms hereof and the letter of transmittal, shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of PFC Capital Stock.

(d) Any portion of the Exchange Fund, including any interest thereon, that remains undistributed to the shareholders of PFC following the passage of twelve (12) months after the Effective Time of the Merger shall be delivered to FNB, upon demand, and any shareholders of PFC who have not theretofore complied with this Section 2.2 shall thereafter look only to FNB for payment of their claim for FNB Capital Stock, any cash in lieu of fractional shares of FNB Common Stock and any unpaid dividends or distributions payable in accordance with Section 2.2(b).

(e) Neither PFC nor FNB shall be liable to any holder of shares of PFC Capital Stock or FNB Capital Stock, as the case may be, for such shares, or dividends or distributions with respect thereto, or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(f) The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of FNB Capital Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares of FNB Capital Stock for the account of the Persons entitled thereto.

2.3 Adjustments for Dilution and Other Matters. If prior to the Effective Time of the Merger, (a) FNB shall declare a stock dividend or distribution on FNB Capital Stock with a record date prior to the Effective Time of the Merger, or subdivide, split up, reclassify or combine FNB Capital Stock, or make a distribution other than a regular quarterly cash dividend, on FNB Capital Stock in any security convertible into FNB Capital Stock, in each case with a record date prior to the Effective Time of the Merger, or (b) the outstanding shares of FNB Capital Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities in each case as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in FNB’s capitalization other than a business combination transaction with another bank holding company or financial services company, then a proportionate adjustment or adjustments will be made to the Exchange Ratio and/or the Preferred Stock Merger Consideration, which adjustment may include, as appropriate, the issuance of securities, property or cash on the same basis as that on which any of the foregoing shall have been issued, distributed or paid to holders of such class of FNB Capital Stock generally.

2.4 Withholding Rights. The Exchange Agent or, subsequent to the first anniversary of the Effective Time, FNB, shall be entitled to deduct and withhold from any cash portion of the Merger Consideration, any cash in lieu of fractional shares of FNB Common Stock, cash dividends or distributions payable pursuant to Section 2.2(b) and any other cash amounts otherwise payable pursuant to this Agreement to any holder of PFC Capital Stock such amounts as the Exchange Agent or FNB, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent or FNB, as the case may be, such withheld amounts shall be paid to the appropriate Tax authority by the Exchange Agent or FNB and shall be treated for all purposes of this Agreement as having been paid to the holder of shares of PFC Capital Stock in respect of whom such deduction and withholding was made by the Exchange Agent or FNB, as the case may be.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF PFC

Except as disclosed in the disclosure schedule delivered by PFC to FNB (the “PFC Disclosure Schedule”), PFC hereby represents and warrants to FNB as follows:

3.1 Corporate Organization.

(a) PFC is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. PFC has the corporate power and authority and has all licenses, permits and authorizations of applicable Governmental Entities (as defined in Section 3.4) required to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where such failure to be licensed or qualified would not have a Material Adverse Effect (as defined in Section 3.1(c)) upon PFC.

(b) PFC is duly registered as a savings and loan holding company under the Home Owners’ Loan Act, as amended (the “HOLA”). True and complete copies of the Articles of Incorporation of PFC (the “PFC Articles”) and the Bylaws of PFC (the “PFC Bylaws”), as in effect as of the date of this Agreement, have previously been made available to FNB.

(c) Each of PFC’s Subsidiaries (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business in all jurisdictions, whether federal, state, local or foreign, where its ownership or leasing of property or the conduct of its business requires it to be so qualified, and (iii) has all requisite corporate power and authority, and has all licenses, permits and authorizations of applicable Governmental Entities required, to own or lease its properties and assets and to carry on its business as now conducted, except in each of clauses (i)—(iii) as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on PFC. As used in this Agreement, (i) the word “Subsidiary” when used with respect to either party, means any corporation, partnership, joint venture, limited liability company or any other entity (A) of which such party, or a subsidiary of such party, is a general partner, or (B) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or persons performing similar functions with respect to such entity is directly or indirectly owned by such party and/or one or more Subsidiaries thereof, and the terms “PFC Subsidiaries” and “FNB Subsidiaries” shall mean any direct or indirect Subsidiary of PFC or FNB, respectively, and (ii) the term “Material Adverse Effect” means, with respect to FNB, PFC or the Surviving Company, as the case may be, any event, circumstance, development, change or effect that alone or in the aggregate with other events, circumstances, developments, changes or effects (A) is materially adverse to the business, results of operations or financial condition of such party and its Subsidiaries taken as a whole; provided, however, that, with respect to this clause (A), Material Adverse Effect shall not be deemed to include effects to the extent resulting from (1) changes, after the date of this Agreement, in U.S. generally accepted accounting principles (“GAAP”) or regulatory accounting requirements applicable to banks or savings associations and their holding companies generally, (2) changes, after the date of this Agreement, in laws, rules or regulations of general applicability or interpretations thereof by courts or any Governmental Entity (as defined in Section 3.4), (3) actions or omissions of (a) FNB or (b) PFC, taken at the request of, or with the prior written consent of the other or required hereunder, (4) changes, events or developments, after the date of this Agreement, in the national or world economy or financial or securities markets generally or changes, events or developments, after the date of this Agreement in general economic conditions or other changes, events or developments, after the date of this Agreement that affect banks or their holding companies generally except to the extent that such changes have a materially disproportionate adverse effect on such party relative to other similarly situated participants in the markets or industries in which they operate, (5) consummation or public disclosure of the transactions this Agreement contemplates, including the resignation of employment of employees, the incurrence of expenses in connection with the negotiation, execution and performance of this Agreement or any impact on such party’s business, customer relations, condition or results of operations, in each case as a result therefrom, (6) any outbreak or escalation of war or hostilities, any occurrence or threats of terrorist acts or any armed hostilities associated therewith and any national or international calamity, disaster or emergency or any escalation thereof, (7) any changes in interest rates or foreign currency rates, (8) any claim, suit, action, audit, arbitration, investigation, inquiry or other proceeding or order which in any manner challenges, seeks to prevent, enjoin, alter or delay, or seeks damages as a result of or in connection with, the transactions this Agreement contemplates, (9) any failure by such party to meet any published, whether by such party or a third party research analyst, or internally prepared estimates of revenues or earnings, (10) a decline in the price, or a change in the trading volume of, such party’s common stock on The NASDAQ Global Select Market (including any successor exchange, “NASDAQ”), or the NYSE, as applicable, and (11) any matter to the extent that (i) it is disclosed in reasonable detail in the party’s disclosure schedules delivered to the other party pursuant to this Agreement or in such party’s SEC reports referenced in Section 3.6 or Section 4.6, as applicable, which are publicly available as of the date hereof, and (ii) such disclosed matter does not worsen in a materially adverse manner, or (B) materially delays or impairs the ability of such party to timely consummate the transactions this Agreement contemplates.

3.2 Capitalization.

(a) The authorized capital stock of PFC consists of (i) 10,000,000 shares of PFC Common Stock, of which, as of June 15, 2011, 5,582,846 shares were issued and outstanding, and (ii) 5,000,000 shares of preferred stock, par value $1.00 per share, of which as of the date hereof 31,762 shares designated as “Fixed Rate Cumulative Perpetual Preferred Stock, Series A” were issued and outstanding. As of June 15, 2011, 1,152,048 shares of PFC Common Stock were held in PFC treasury and no shares of the PFC Series A Preferred Stock were held in the PFC Treasury. As of June 15, 2011, no shares of PFC Common Stock were reserved for issuance except for (i) 297,750 shares of PFC Common Stock reserved for issuance upon the exercise of PFC Stock Options issued pursuant to the PFC Stock Plans, and (ii) 376,327 shares of PFC Common Stock reserved for issuance pursuant to the PFC Warrant. As of June 15, 2011, no restricted stock awards, performance share awards or other equity awards except for PFC Stock Options were outstanding under the PFC Stock Plans. All of the issued and outstanding shares of PFC Common Stock have been, and all shares of PFC Common Stock that may be issued upon the exercise of the PFC Stock Options will be, when issued in accordance with the terms thereof, duly authorized and validly issued and fully paid, non-assessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except pursuant to this Agreement, the PFC Warrant and the PFC Stock Plans or as disclosed in Section 3.2 of the PFC Disclosure Schedule, PFC does not have, and is not bound by, any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of PFC Common Stock or any other equity securities of PFC or any securities representing the right to purchase or otherwise receive any shares of PFC Common Stock. Set forth in Section 3.2 of the PFC Disclosure Schedule is a true, correct and complete list of each PFC Stock Option (such list to include the PFC Stock Plan or other arrangement under which such options were issued, the number of shares of PFC Common Stock subject thereto, the vesting schedule thereof and the exercise prices thereof). Since June 15, 2011, PFC has not issued or awarded, or authorized the issuance or award of, any options, restricted stock units or other equity-based awards under the PFC Stock Plans or otherwise. As of the date of this Agreement, no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders of PFC may vote are issued or outstanding.

(b) Except as set forth in Section 3.2(b) of the PFC Disclosure Schedule, all of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of PFC are owned by PFC, directly or indirectly, free and clear of any material liens, pledges, charges and security interests and similar encumbrances, other than liens for property Taxes not yet due and payable (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights, except as provided in Section 1530 of the PBCL or similar laws in the case of depository institutions. No such Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3 Authority; No Violation.

(a) PFC has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions this Agreement contemplates, subject to the receipt of necessary PFC Shareholder and Requisite Regulatory Approvals (as defined in Section 7.1(c)). The execution and delivery of this Agreement and the consummation of the transactions this Agreement contemplates have been duly and validly approved by the Board of Directors of PFC. Except for the approval and adoption of this Agreement and the transactions this Agreement contemplates by the affirmative vote of a majority of the votes cast by all shareholders of PFC entitled to vote thereon at a shareholders’ meeting at which a quorum is present, no other corporate approvals on the part of PFC are necessary to approve this Agreement. This Agreement has been duly and validly executed and delivered by PFC and, assuming due authorization, execution and delivery by FNB, constitutes a valid and binding obligation of PFC, enforceable against PFC in accordance with its terms, except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies.

(b) Neither the execution and delivery of this Agreement by PFC nor the consummation by PFC of the transactions this Agreement contemplates, nor compliance by PFC with any of the terms or provisions of this Agreement, will (i) violate any provision of the PFC Articles or the PFC Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made and are in full force and effect, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or Injunction (as defined in Section 7.1(e)) applicable to PFC, any of the PFC Subsidiaries or any of their respective properties or assets or (B) except as set forth in Section 3.3(b) of the PFC Disclosure Schedule, violate, conflict with, result in a breach of any provision of, constitute a default or an event which, with notice or lapse of time, or both, would constitute a default under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of PFC or any of the PFC Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which PFC or any of the PFC Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults with respect to clause (ii) that are not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on PFC.

3.4 Consents and Approvals. Except for (a) the filing by FNB of applications and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the Bank Holding Company Act of 1956, as amended (the “BHC Act”) and the Federal Reserve Act, as amended, and with the Office of Thrift Supervision (the “OTS”), and approval of such applications and notices, and, in connection with the merger of PFC Bank with and into FNB Bank, the filing by FNB Bank of applications and notices, as applicable, with the Federal Deposit Insurance Corporation (the “FDIC”), the Office of the Comptroller of the Currency (the “OCC”), or the Pennsylvania Department of Banking (the “PA DOB”), and approval of such applications and notices, (b) the filing by FNB of any required applications or notices with any foreign or state banking, insurance or other regulatory or self-regulatory authorities and approval of such applications and notices (the “Other Regulatory Approvals”), (c) the filing by PFC with the Securities and Exchange Commission (the “SEC”) of a proxy statement in definitive form relating to the meeting of PFC shareholders to be held in connection with this Agreement (the “Proxy Statement”) and the transactions this Agreement contemplates and of a registration statement by FNB on Form S-4 that is declared effective (the “Registration Statement”) in which the Proxy Statement will be included as a prospectus, and declaration of effectiveness of the Registration Statement, (d) the filing by FNB of the Articles of Merger with and the acceptance for record by the Secretary of State of the Commonwealth of Pennsylvania pursuant to the PBCL and the filing of the Articles of Merger with and the acceptance for record by the Secretary of State of the State of Florida pursuant to the FBCA, (e) any notices or filings by PFC and FNB required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (f) any consents, authorizations, approvals, filings or exemptions by FNB in connection with compliance with the applicable provisions of federal and state securities laws and the rules and regulations thereunder and of any applicable industry self-regulatory organization (“SRO”), and the rules of NASDAQ or the NYSE, or that are required under consumer finance, insurance mortgage banking and other similar laws, (g) approval of the listing on the NYSE of such FNB Common Stock issuable in the Merger, (h) the adoption of this Agreement by the requisite vote of shareholders of PFC, and (i) the consent of the Treasury Department to the redemption by PFC, or the purchase by FNB or one of its Subsidiaries, of all of the issued and outstanding shares of the PFC Series A Preferred Stock from the Treasury Department, no consents or approvals of or filings or registrations by FNB or PFC with any court, administrative agency or commission or other governmental authority or instrumentality or SRO (including, without limitation, the Treasury Department) (each a “Governmental Entity”) are necessary in connection with (A) the execution and delivery by PFC of this Agreement and (B) the consummation by PFC of the Merger and the other transactions this Agreement contemplates. Nothing in this Section 3.4 is intended or shall be construed as requiring PFC to take any of the actions described in this Agreement, or relieving FNB of its obligations to make such filings or obtain approvals or consents necessary to the consummation of this Agreement and the transactions contemplated in this Agreement.

3.5 Reports. PFC and each of the PFC Subsidiaries have in all material respects timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since July 1, 2008 with (a) the Federal Reserve Board, (b) the FDIC, (c) the OTS, (d) the PA DOB, (e) any state regulatory authority, (f) any foreign regulatory authority and (g) any SRO (collectively, “Regulatory Agencies” and individually, a “Regulatory Agency”) and with each other applicable Governmental Entity, and all other reports and statements required to be filed by them since July 1, 2008, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of the business of PFC and each of the PFC Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of PFC, investigation into the business or operations of PFC or any of the PFC

Subsidiaries since July 1, 2008. There (i) is no unresolved material violation, criticism or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of PFC or any of the PFC Subsidiaries and (ii) no Regulatory Agency has provided PFC with written notice of any, and to the knowledge of PFC there are no, unresolved disagreements or disputes with any Regulatory Agency with respect to the business, operations, policies or procedures of PFC since July 1, 2008.

3.6 SEC Reports; Financial Statements.

(a) PFC has filed or furnished on a timely basis with the SEC all material forms, reports, schedules, statements and other documents required to be filed or furnished by them under the Securities Act of 1933, as amended (the “Securities Act”), under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or under the securities regulations of the SEC, with the SEC since July 1, 2008 (all such filed or furnished documents, together with all exhibits and schedules thereto and all information incorporated therein by reference, the “PFC Reports”), except as set forth in Section 3.6(a) of the PFC Disclosure Schedule. As of their respective filing dates (and, in the case of registration statements and proxy statements, as of the dates of effectiveness and the dates of mailing, respectively), except to the extent that any PFC Report has been amended by a subsequently filed PFC Report prior to the date hereof, in which case, as of the date of such amendment, (i) the PFC Reports complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and (ii) none of the PFC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of PFC’s Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

(b) The financial statements (including the related notes thereto) included (or incorporated by reference) in the PFC Reports comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be expressly indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of PFC and its Subsidiaries as of the dates thereof and their respective consolidated results of operations, changes in shareholders’ equity and changes in cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that were not, or are not expected to be, material in amount), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC.

(c) As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC staff with respect to the PFC Reports.

(d) The books and records of PFC and its Subsidiaries have been, and are being, maintained in all material respects in accordance with applicable legal and accounting requirements and reflect only actual transactions. The records, systems, controls, data and information of PFC and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of PFC or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described in the following sentence. PFC and its Subsidiaries have implemented and maintain a system of internal accounting controls effective to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. PFC (i) has implemented and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) effective to ensure that material information relating to PFC, including its consolidated Subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of PFC by others within those entities to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act with respect to the PFC Reports and (ii) has disclosed, based on its most recent evaluation prior to the date of this Agreement, to PFC’s outside auditors and the audit committee of the board of directors of PFC (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that would be reasonably likely to adversely affect PFC’s ability to accurately record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in PFC’s internal controls over financial reporting.

(e) Since July 1, 2008, (A) neither PFC nor any of its Subsidiaries nor, to the knowledge of PFC, any director, officer, employee, auditor, accountant or representative of it or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of PFC or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that PFC or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing PFC or any of its Subsidiaries, whether or not employed by PFC or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by PFC or any of its officers, directors, employees or agents to the PFC Board or any committee thereof or to any of PFC’s directors or officers.

(f) No agreement pursuant to which any loans or other assets have been or shall be sold by PFC or the PFC Subsidiaries entitle the buyer of such loans or other assets, unless there is material breach of a representation or covenant by PFC or the PFC Subsidiaries, to cause PFC or the PFC Subsidiaries to repurchase such loan or other asset or the buyer to pursue any other form of recourse against PFC or the PFC Subsidiaries. Except as set forth in Section 3.6(f) of the PFC Disclosure Schedule, to the knowledge of PFC, there has been no material breach of a representation or covenant by PFC or the PFC Subsidiaries in any such agreement since July 1, 2008. Except as set forth in Section 3.6(f) of the PFC Disclosure Schedule, (i) since December 31, 2010, no cash, stock or other dividend or any other distribution with respect to the capital stock of PFC or any of the PFC Subsidiaries has been declared, set aside or paid, (ii) since July 1, 2008, no shares of capital stock of PFC have been purchased, redeemed or otherwise acquired, directly or indirectly, by PFC, and (iii) no agreements have been made to do any of the foregoing.

3.7 Broker’s Fees. Except as set forth in Section 3.7 of the PFC Disclosure Schedule, neither PFC nor any PFC Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions this Agreement contemplates.

3.8 Absence of Certain Changes or Events. Since June 30, 2010, except as set forth in Section 3.8 of the PFC Disclosure Schedule, (i) PFC and the PFC Subsidiaries have, except in connection with the negotiation and execution and delivery of this Agreement, carried on their respective businesses in all material respects in the ordinary course consistent with past practice and (ii) there has not been any Material Adverse Effect with respect to PFC.

3.9 Legal Proceedings.

(a) There is no pending, or, to PFC’s knowledge, threatened, litigation, action, suit, proceeding, investigation or arbitration by any individual, partnership, corporation, trust, joint venture, organization or other entity (each, a “Person”) or Governmental Entity that has had, or is reasonably likely to have a Material Adverse Effect on PFC.

(b) There is no judgment or regulatory restriction, other than those of general application that apply to similarly situated financial or savings and loan holding companies or their Subsidiaries, that has been imposed upon PFC, any of the PFC Subsidiaries or the assets of PFC or any of the PFC Subsidiaries, that has had, or is reasonably likely to have, a Material Adverse Effect on PFC.

3.10 Taxes and Tax Returns.

(a) Each of PFC and the PFC Subsidiaries has duly and timely filed, including all applicable extensions, all Tax Returns (as defined in subsection (c) below) required to be filed by it on or prior to the date of this Agreement, all such Tax Returns being accurate and complete in all material respects, has timely paid or withheld and timely remitted all Taxes shown thereon as arising and has duly and timely paid or withheld and timely remitted all Taxes, whether or not shown on any Tax Return, that are due and payable or claimed to be due from it by a Governmental Entity other than Taxes that (i) are being contested in good faith, which have not been finally determined, and (ii) have been adequately reserved against in accordance with GAAP on PFC’s most recent consolidated financial statements. All required estimated Tax payments sufficient to avoid any underpayment penalties or interest have been made by or on behalf of each of PFC and the PFC Subsidiaries. Neither PFC nor any of the PFC Subsidiaries has granted any extension or waiver of the limitation period for the assessment or collection of Tax that remains in effect. Except as set forth in Section 3.10 of the PFC Disclosure Schedule, there are no disputes, audits, examinations or proceedings in progress or pending, including any notice received of any intent to conduct an audit or examination, or claims asserted, for Taxes upon PFC or any of the PFC Subsidiaries. No claim has been made by a Governmental Entity in a jurisdiction where PFC or any of the PFC Subsidiaries have not filed Tax Returns such that PFC or any of the PFC Subsidiaries is or may be subject to taxation by that jurisdiction. All deficiencies asserted or assessments made as a result of any examinations by any Governmental Entity of the Tax Returns of, or including, PFC or any of the PFC Subsidiaries have been fully paid. No issue has been raised by a Governmental Entity in any prior examination or audit of each of PFC and the PFC Subsidiaries which, by application of the same or similar principles, could reasonably be expected to result in a proposed deficiency in respect of such Governmental Entity for any subsequent taxable period. There are no Liens for Taxes, other than statutory liens for Taxes not yet due and payable, upon any of the assets of PFC or any of the PFC Subsidiaries. Neither PFC nor any of the PFC Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement, other than such an agreement or arrangement exclusively between or among PFC and the PFC Subsidiaries. Neither PFC nor any of the PFC Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return, other than a group the common parent of which was PFC, or (B) has any liability for the Taxes of any Person, other than PFC or any of the PFC Subsidiaries, under Treas. Reg. §1.1502-6, or any similar provision of state, local or foreign law, or as a transferee or successor, by contract or otherwise. Neither PFC nor any of the PFC Subsidiaries has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code, of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code, in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code. Except as set forth in Section 3.10(a) of the PFC Disclosure Schedule, no share of PFC Common Stock is owned by a Subsidiary of PFC. PFC is not and has not been a “United States real property holding company” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Neither PFC nor any of the PFC Subsidiaries or any other Person on their behalf has executed or entered into any written agreement with, or obtained or applied for any written consents or written clearances or any other Tax rulings from, nor has there been any written agreement executed or entered into on behalf of any of them with any Governmental Entity, relating to Taxes, including any private letter rulings of the U.S. Internal Revenue Service (“IRS”) or comparable rulings of any Governmental Entity and closing agreements pursuant to Section 7121 of the Code or any predecessor provision thereof or any similar provision of any applicable law, which rulings or agreements would have a continuing effect after the Effective Time. Neither PFC nor any of the PFC Subsidiaries has engaged in a “reportable transaction”, as set forth in Treas. Reg. § 1.6011-4(b), or any transaction that is the same as or substantially similar to one of the types of transactions that the IRS has determined to be a tax avoidance transaction and identified by notice, regulation or other form of published guidance as a “listed transaction”, as set forth in Treas. Reg. § 1.6011-4(b)(2). FNB has received complete copies of (i) all federal, state, local and foreign income or franchise Tax Returns of PFC and the PFC Subsidiaries relating to the taxable periods beginning January 1, 2008 or later and (ii) any audit report issued within the last three years relating to any Taxes due from or with respect to PFC or the PFC Subsidiaries. Neither PFC, any of the PFC Subsidiaries nor FNB, as a successor to PFC, will be required to include any item of material income in, or exclude any material item of deduction from, taxable income for any taxable period or portion thereof ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) installment sale or open transaction disposition made on or prior to the Effective Time, (iii) prepaid amount received on or prior to the Closing Date or (iv) deferred intercompany gain or any excess loss account of PFC or any of the PFC Subsidiaries for periods or portions of periods described in Treasury Regulations under Section 1502 of the Code, or any corresponding or similar provision of state, local or foreign law, for periods or portions thereof ending on or before the Closing Date.

(b) As used in this Agreement, the term “Tax” or “Taxes” means (i) all federal, state, local and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, bank shares tax, employment, severance, withholding, duties, intangibles, franchise, backup withholding, inventory, capital stock, license, employment, social security, unemployment, excise, stamp, occupation and estimated taxes, and other taxes, charges, levies or like assessments, (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Entity in connection with any item described in clause (i), and (iii) any transferee liability in respect of any items described in clauses (i) or (ii) payable by reason of Contract, assumption, transferee liability, operation of Law, Treas. Reg §1.1502-6(a) or any predecessor or successor thereof of any analogous or similar provision under law or otherwise.

(c) As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity and any amendment thereof including, where permitted or required, combined, consolidated or unitary returns for any group of entities.

3.11 Employee Benefits. For purposes of this Agreement, the following terms shall have the following meanings:

“Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code and (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code other than such liabilities that arise solely out of, or relate solely to, the PFC Benefit Plans.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“PFC Benefit Plans” means any employee benefit plan, program, policy, practice or other arrangement providing benefits to any current or former employee, officer or director of PFC or any of the PFC Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by PFC or any of the PFC Subsidiaries or to which PFC or any of the PFC Subsidiaries contributes or is obligated to contribute, whether or not written, including without limitation any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA, whether or not such plan is subject to ERISA, and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, equity compensation, severance, employment, change of control or fringe benefit plan, program or policy.

“PFC Employment Agreements” means a contract, offer letter or agreement of PFC or any of the PFC Subsidiaries with or addressed to any individual who is rendering or has rendered services thereto as an employee pursuant to which PFC or any of the PFC Subsidiaries has any actual or contingent liability or obligation to provide compensation and/or benefits in consideration for past, present or future services.

“PFC Plan” means any PFC Benefit Plan other than a Multiemployer Plan.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

(a) Section 3.11(a) of the PFC Disclosure Schedule includes a complete list of all PFC Benefit Plans and all PFC Employment Agreements.

(b) With respect to each PFC Plan, PFC has delivered or made available to FNB a true, correct and complete copy of: (i) each writing constituting a part of such PFC Plan, including without limitation all plan documents, current employee communications, benefit schedules, trust agreements, and insurance contracts and other funding vehicles, (ii) the two most recent Annual Reports (Form 5500 Series) and accompanying schedules, if any, (iii) the current summary plan description and any material modifications thereto, if any, in each case, whether or not required to be furnished under ERISA, (iv) the most recent annual financial report, if any, (v) the most recent actuarial report, if any and (vi) the most recent determination letter from the IRS, if any. PFC has delivered or made available to FNB a true, correct and complete copy of each PFC Employment Agreement.

(c) All contributions required to be made to any PFC Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any PFC Plan, for any period through the date of this Agreement have been timely made or paid in full or, to the extent not required to be made or paid on or before the date of this Agreement, have been fully reflected on the financial statements to the extent required by GAAP. Each PFC Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (i) is funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the Code or (ii) is unfunded, as noted in Section 3.11(c) of the PFC Disclosure Schedule.

(d) With respect to each PFC Plan, PFC and the PFC Subsidiaries have complied, and are now in compliance, in all material respects, with all provisions of ERISA, the Code and all laws and regulations applicable to such PFC Plans. Each PFC Plan has been administered in all material respects in accordance with its terms. There is not now, nor do any circumstances exist that would reasonably be expected to give rise to, any requirement for the posting of security with respect to any PFC Plan or the imposition of any material lien on the assets of PFC or any of the PFC Subsidiaries under ERISA or the Code. Section 3.11(d) of the PFC Disclosure Schedule identifies each PFC Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (the “PFC Qualified Plans”). The IRS has issued a favorable determination letter with respect to each PFC Qualified Plan and the related trust which has not been revoked, or PFC is entitled to rely on a favorable opinion issued by the IRS, and, to the knowledge of PFC, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any PFC Qualified Plan or the related trust. No trust funding any PFC Plan is intended to meet the requirements of Code Section 501(c)(9). None of PFC and the PFC Subsidiaries nor any other person, including any fiduciary, has engaged in any “prohibited transaction”, as defined in Section 4975 of the Code or Section 406 of ERISA, which would reasonably be expected to subject any of the PFC Plans or their related trusts, PFC, any of the PFC Subsidiaries or any person that PFC or any of PFC Subsidiaries has an obligation to indemnify, to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(e) Except as set forth in Section 3.11(e) of the PFC Disclosure Schedule with respect to each PFC Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (i) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived, and (ii) (A) the fair market value of the assets of such PFC Plan equals or exceeds the actuarial present value of all accrued benefits under such PFC Plan, whether or not vested, on a termination basis, (B) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (C) all premiums, if any, to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full, (D) no liability, other than for premiums to the PBGC, under Title IV of ERISA has been or would reasonably be expected to be incurred by PFC or any of PFC Subsidiaries and (E) the PBGC has not instituted proceedings to terminate any such PFC Plan and, to PFC’s knowledge, no condition exists that makes it reasonably likely that such proceedings will be instituted or which would reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such PFC Plan.

(f) (i) No PFC Benefit Plan is a Multiemployer Plan or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), (ii) none of PFC and the PFC Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan and (iii) none of PFC and the PFC Subsidiaries nor any of their respective ERISA Affiliates has incurred, during the last six years, any Withdrawal Liability that has not been satisfied in full. There does not now exist, nor do any circumstances exist that would reasonably be likely to result in, any Controlled Group Liability that would be a liability of PFC or any of the PFC Subsidiaries following the Effective Time, other than such liabilities that arise solely out of, or relate solely to, the PFC Benefit Plans. Without limiting the generality of the foregoing, neither PFC nor any of the PFC Subsidiaries, nor, to PFC’s knowledge, any of their respective ERISA Affiliates, has engaged in any transaction described in Sections 4069, 4204 or 4212 of ERISA.

(g) Except as set forth in Section 3.11(g) of the PFC Disclosure Schedule, PFC and the PFC Subsidiaries have no liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code, Part 6 of Title I of ERISA or applicable law and at no expense to PFC and the PFC Subsidiaries.

(h) Except as set forth in Section 3.11(h) of the PFC Disclosure Schedule, neither the execution nor the delivery of this Agreement nor the consummation of the transactions this Agreement contemplates will, either alone or in conjunction with any other event, whether contingent or otherwise, (i) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of PFC or any of PFC Subsidiaries, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation including deferred compensation, or (iv) result in any amount failing to be deductible by reason of Section 280G of the Code or would be subject to an excise tax under Section 4999 of the Code or additional tax under Section 409A of the Code.

(i) No labor organization or group of employees of PFC or any of PFC Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to PFC’s knowledge, threatened to be brought or filed, with the National Labor Relations Board. Each of PFC and the PFC Subsidiaries is in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health.

3.12 Compliance with Applicable Law. PFC and each of the PFC Subsidiaries are not in default in any material respect under any applicable law, statute, order, rule, regulation, policy or guideline of any Governmental Entity applicable to PFC or any of PFC Subsidiaries (collectively, “Laws”), including the Equal

Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorist (USA Patriot) Act of 2001, the Bank Secrecy Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and applicable limits on loans to one borrower, except where such noncompliance or default is not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on PFC. PFC and each of the PFC Subsidiaries has been and is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NASDAQ. Section 3.12 of PFC Disclosure Schedule sets forth, as of June 7, 2011, a schedule of all executive officers and directors of PFC who have outstanding loans from PFC Bank, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the two years immediately preceding the date hereof.

3.13 Contracts. Except for matters that have not had and would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on PFC, (a) none of PFC nor any of the PFC Subsidiaries is, with or without the lapse of time or the giving of notice, or both, in breach or default in any material respect under any material contract, lease, license or other agreement or instrument, (b) to the knowledge of PFC, none of the other parties to any such material contract, lease, license or other agreement or instrument is, with or without the lapse of time or the giving of notice, or both, in breach or default in any material respect thereunder, and (c) neither PFC nor any of the PFC Subsidiaries has received any written notice of the intention of any party to terminate or cancel any such material contract, lease, license or other agreement or instrument whether as a termination or cancellation for convenience or for default of PFC or any of the PFC Subsidiaries.

3.14 Agreements with Regulatory Agencies. Except to the extent disclosure hereunder is precluded by applicable law and except as set forth in Section 3.14 of the PFC Disclosure Schedule, neither PFC nor any of the PFC Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since July 1, 2008, a recipient of any supervisory letter from, or since July 1, 2008, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, or its management or its business, other than those of general application that apply to similarly situated financial holding companies or their Subsidiaries (each item in this sentence (including, without limitation, any item relating to participation of PFC or any of the PFC Subsidiaries in the Capital Purchase Program of the Treasury Department), whether or not set forth in Section 3.14 of the PFC Disclosure Schedule, (a “PFC Regulatory Agreement”), nor has PFC or any of the PFC Subsidiaries been advised since July 1, 2008 by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such PFC Regulatory Agreement.

3.15 Undisclosed Liabilities. Neither PFC nor any of its Subsidiaries has, and since June 30, 2010, neither PFC nor any of its Subsidiaries has incurred, any liabilities or obligations, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due, except (i) those liabilities fully accrued or reserved against in the unaudited consolidated balance sheet of PFC and its Subsidiaries as of March 31, 2011 included in the PFC Reports, (ii) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since March 31, 2011, (iii) for liabilities and obligations that are not material to PFC and its Subsidiaries, taken as a whole, and (iv) for any liabilities incurred with respect to the transactions contemplated by this Agreement

3.16 Environmental Liability.

(a) To PFC’s knowledge, (i) PFC and the PFC Subsidiaries are in material compliance with applicable Environmental Laws, (ii) no Contamination exceeding applicable cleanup standards or remediation thresholds exists at real property, including buildings or other structures, currently or formerly owned or operated by PFC or any of PFC Subsidiaries, that reasonably could result in a material Environmental Liability for PFC or the PFC Subsidiaries, (iii) no Contamination exists at any real property currently owned by a third party that reasonably could result in a material Environmental Liability for PFC or the PFC Subsidiaries, (iv) neither PFC nor any of the PFC Subsidiaries has received any written notice, demand letter, or claim alleging any material violation of, or liability under, any Environmental Law, (v) neither PFC nor any of the PFC Subsidiaries is subject to any order, decree, injunction or other agreement with any Governmental Entity or any third party under any Environmental Law that reasonably could result in a material Environmental Liability of PFC or the PFC Subsidiaries and (vi) PFC has listed in Section 3.16 of the PFC Disclosure Schedule (and made available to FNB copies of) all environmental reports or studies, sampling data, correspondence and filings in its possession relating to PFC, the PFC Subsidiaries and any currently owned or operated real property of PFC which were prepared in the last five years.

(b) As used in this Agreement, (i) the term “Environmental Laws” means collectively any and all laws, ordinances, rules, regulations, directives, orders, authorizations, decrees, permits or other mandates of a Governmental Entity relating to any Hazardous Substance, Contamination, protection of the Environment or protection of human health and safety, including, without limitation, those relating to emissions, discharges or releases or threatened emissions, discharges or releases to, on, onto or into the environment of any Hazardous Substance, (ii) the term “Hazardous Substance” means any element, substance, compound or mixture whether solid, liquid or gaseous that is subject to regulation by any Governmental Entity under any Environmental Law, or the presence or existence of which gives rise to any Environmental Liability, (iii) the term “Contamination” means the emission, discharge or release of any Hazardous Substance to, on, onto or into the environment and the effects of such emission, discharge or release, including the presence or existence of any such Hazardous Substance and (iv) the term “Environmental Liability” means liabilities for response, remedial or investigation costs, and any other expenses, including reasonable attorney and consultant fees, laboratory costs and litigation costs, required under, or necessary to attain or maintain compliance with, applicable Environmental Laws or relating to or arising from Contamination or Hazardous Substances.

3.17 Real Property.

(a) Each of PFC and the PFC Subsidiaries has good and marketable title free and clear of all Liens to all real property owned by such entity (the “Owned Properties”), except for Liens that do not materially detract from the present use of such real property.

(b) A true and complete copy of each agreement pursuant to which PFC or any of PFC Subsidiaries leases any real property (such agreements, together with any amendments, modifications and other supplements thereto, collectively, the “Leases”), has heretofore been made available to FNB. Each Lease is valid, binding and enforceable against PFC or the PFC Subsidiary party thereto, as the case may be, in accordance with its terms and is in full force and effect, except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies. There is not under any such Lease any material existing default by PFC or any of the PFC Subsidiaries or, to the knowledge of PFC, any other party thereto, or any event which with notice or lapse of time or both would constitute such a default. The consummation of the transactions this Agreement contemplates will not cause defaults under the Leases, provided necessary consents disclosed in the PFC Disclosure Schedule have been obtained and are in effect, except for any such default which would not, individually or in the aggregate, have a Material Adverse Effect on PFC.

(c) The Owned Properties and the properties leased pursuant to the Leases (the “Leased Properties”) constitute all of the real estate on which PFC and the PFC Subsidiaries maintain their facilities or conduct their business as of the date of this Agreement, except for locations the loss of which would not result in a Material Adverse Effect on PFC.

(d) A true and complete copy of each agreement pursuant to which PFC or any of the PFC Subsidiaries leases real property to a third party (“Third Party”), such agreements, together with any amendments, modifications and other supplements thereto (collectively, the “Third Party Leases”), has heretofore been made available to FNB. Each Third Party Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect, except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies. To the knowledge of PFC, there are no existing defaults by the tenant under any Third Party Lease, and no event has occurred which with notice or lapse of time or both would constitute such a default or which individually or in the aggregate would have a Material Adverse Effect on PFC.

3.18 State Takeover Laws. PFC has previously taken any and all action necessary to render the provisions of the Pennsylvania anti-takeover statutes in Sections 2538 through 2588 inclusive of the PBCL that may be applicable to the Merger and the other transactions this Agreement contemplates inapplicable to FNB and its respective affiliates, and to the Merger, this Agreement and the transactions this Agreement contemplates. The Board of Directors of PFC has approved this Agreement and the transactions this Agreement contemplates as required to render inapplicable to this Agreement and the transactions contemplated by this Agreement any restrictive provisions in PFC’s Articles or PFC’s Bylaws.

3.19 Reorganization. As of the date of this Agreement, PFC is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.20 Opinion. Prior to the execution of this Agreement, PFC has received an opinion from Keefe, Bruyette & Woods, Inc. to the effect that as of the date thereof and based upon and subject to the matters set forth in this Agreement, the Merger Consideration is fair to the shareholders of PFC from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement.

3.21 Insurance. PFC and the PFC Subsidiaries are insured with reputable insurers against such risks and in such amounts as are set forth in Section 3.21 of the PFC Disclosure Schedule and as their management reasonably have determined to be prudent in accordance with industry practices.

3.22 Investment Securities. Except where failure to be true would not reasonably be expected to have a Material Adverse Effect on PFC, (a) each of PFC and the PFC Subsidiaries has good title to all securities owned by it, except those securities sold under repurchase agreements securing deposits, borrowings of federal funds or borrowings from the Federal Reserve Banks or the Federal Home Loan Banks or held in any fiduciary or agency capacity, free and clear of any Liens, except to the extent such securities are pledged in the ordinary course of business to secure obligations of PFC or the PFC Subsidiaries, and (b) such securities are valued on the books of PFC in accordance with GAAP in all material respects.

3.23 Intellectual Property. PFC and each of the PFC Subsidiaries owns, or is licensed to use, in each case, free and clear of any Liens, all Intellectual Property used in the conduct of its business as currently conducted that is material to PFC and the PFC Subsidiaries, taken as a whole. Except as would not reasonably be likely to have a Material Adverse Effect on PFC, (a) Intellectual Property used in the conduct of the business of PFC or any PFC Subsidiary as currently conducted that is material to PFC and such PFC Subsidiary does not, to the knowledge of PFC, infringe on or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which PFC or any such PFC Subsidiary acquired the right to use any Intellectual Property and (b) neither PFC nor any of the PFC Subsidiaries has received any written notice of any pending claim with respect to any Intellectual Property used by PFC and the PFC Subsidiaries. For purposes of this Agreement, “Intellectual Property” means registered trademarks, service marks, brand names, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in the United States Patent and Trademark Office or in any similar office or agency of the United States or any state thereof, all letters patent of the United States and all reissues and extensions thereof.

3.24 Loans; Nonperforming and Classified Assets.

(a) Each loan or other extension of credit (“Loan”) on the books and records of PFC or any PFC Subsidiary (i) is evidenced in all material respects by appropriate and sufficient documentation, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected in accordance with all applicable Laws, and (iii) to the knowledge of PFC, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(b) Each outstanding Loan (including Loans held for resale) was made and has been serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, PFC’s written underwriting standards (and, in the case of Loans held for resale, the underwriting standards, if any, of the applicable investors) and with all applicable requirements of Laws.

(c) None of the agreements, if any, pursuant to which PFC or PFC Bank has sold Loans or pools of Loans or participation interests in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(d) PFC Bank’s allowance for loan losses is sufficient at the date of this Agreement for its reasonably anticipated loan losses, is in compliance with the standards established by applicable Governmental Entities and GAAP and, to the knowledge of PFC, is adequate.

(e) PFC has set forth in Section 3.24 of the PFC Disclosure Schedule as to PFC and each PFC Subsidiary as of the latest practicable date prior to the date of this Agreement: (i) any written or, to PFC’s knowledge, oral Loan under the terms of which the obligor is 90 or more days delinquent in payment of principal or interest, or to PFC’s knowledge, in default of any other material provision thereof, (ii) each Loan that has been classified as “substandard”, “doubtful”, “loss” or “special mention” or words of similar import by PFC, a PFC Subsidiary or an applicable regulatory authority, (iii) a listing of the Other Real Estate Owned (“OREO”) acquired by foreclosure or by deed-in-lieu thereof, including the book value thereof and (iv) each Loan with any director, executive officer or five percent or greater shareholder of PFC or a PFC Subsidiary, or to the knowledge of PFC, any Person controlling, controlled by or under common control with any of the foregoing. PFC agrees to update such list on a monthly basis after the date of this Agreement and until the earlier of the Closing Date or the date that this Agreement is terminated in accordance with its terms.

(f) Neither PFC nor PFC Bank has been notified by any state or federal bank regulatory agency that its reserves are inadequate or that the practices and policies of PFC in establishing its reserves for the year ended June 30, 2010 and the nine months ended March 31, 2011, and in accounting for delinquent and classified assets generally fail to comply with applicable accounting or regulatory requirements, or that any Regulatory Agency having jurisdiction or PFC’s independent auditor believes such reserves to be inadequate or inconsistent with the historical loss experience of PFC.

3.25 Fiduciary Accounts. PFC and each of the PFC Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations. To PFC’s knowledge, neither PFC nor any of the PFC Subsidiaries, nor any of their respective directors, officers or employees, has committed any breach of trust with respect to any fiduciary account and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF FNB

Except as disclosed in the disclosure schedule delivered by FNB to PFC (the “FNB Disclosure Schedule”), FNB hereby represents and warrants to PFC as follows:

4.1 Corporate Organization.

(a) FNB is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida. FNB has the corporate power and authority and has all licenses, permits and authorizations of applicable Governmental Entities required to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where such failure to be licensed or qualified does not have a Material Adverse Effect upon FNB.

(b) FNB is duly registered as a bank holding company and is a financial holding company under the BHC Act. True and complete copies of the Articles of Incorporation (the “FNB Charter”) and Bylaws of FNB (the “FNB Bylaws”), as in effect as of the date of this Agreement, have previously been made available to PFC.

(c) Each FNB Subsidiary (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and in good standing in all jurisdictions, whether federal, state, local or foreign, where its ownership or leasing of property or the conduct of its business requires it to be so qualified and (iii) has all requisite corporate power and authority, and has all licenses, permits and authorizations of applicable Governmental Entities required, to own or lease its properties and assets and to carry on its business as now conducted, except in each of clauses (i)—(iii) as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on FNB.

4.2 Capitalization.

(a) The authorized capital stock of FNB consists of 500,000,000 shares of FNB Common Stock, of which, as of May 31, 2011, 126,908,669 shares were issued and outstanding, and 20,000,000 shares of preferred stock, $0.01 par value (the “FNB Preferred Stock”), of which, as of the date of this Agreement, no shares were issued and outstanding. As of May 31, 2011, 213,973 shares of FNB Common Stock were held in FNB’s treasury. As of the date hereof, no shares of FNB Common Stock or FNB Preferred Stock were reserved for issuance, except for 629,187 shares of FNB Common Stock reserved for issuance upon exercise of options issued or available for issuance pursuant to employee and director stock plans of FNB in effect as of the date of this Agreement (the “FNB Stock Plans”) and 651,042 shares of FNB Common Stock reserved for issuance pursuant to warrants issued to the United States Treasury Department. All of the issued and outstanding shares of FNB Common Stock have been, and all shares of FNB Common Stock that may be issued pursuant to the FNB Stock Plans will be, when issued in accordance with the terms thereof, duly authorized and validly issued and fully paid, non-assessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except pursuant to this Agreement, the FNB Stock Plans and warrants FNB issued to the United States Treasury Department, FNB is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of FNB Common Stock or any other equity securities of FNB or any securities representing the right to purchase or otherwise receive any shares of FNB Common Stock. The shares of FNB Common Stock to be issued pursuant to the Merger have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will have been validly issued, fully paid, non-assessable and free of preemptive rights.

(b) All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of FNB are owned by FNB, directly or indirectly, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights. No such Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.3 Authority; No Violation.

(a) FNB has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions this Agreement contemplates. The execution and delivery of this Agreement and the consummation of the transactions this Agreement contemplates have been duly and validly approved by the Board of Directors of FNB and no other corporate approvals on the part of FNB are necessary to approve this Agreement. This Agreement has been duly and validly executed and delivered by FNB and, assuming due authorization, execution and delivery by PFC, constitutes a valid and binding obligation of FNB, enforceable against FNB in accordance with its terms, except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies.

(b) Neither the execution and delivery of this Agreement by FNB, nor the consummation by FNB of the transactions this Agreement contemplates, nor compliance by FNB with any of the terms or provisions of this Agreement, will (i) violate any provision of the FNB Charter or the FNB Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made and are in full force and effect, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or Injunction applicable to FNB, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of, constitute a default, or an event which, with notice or lapse of time, or both, would constitute a default, under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of FNB or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which FNB or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults with respect to clause (ii) that are not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on FNB.

4.4 Consents and Approvals. Except for (i) the filing of applications and notices, as applicable, with the Federal Reserve Board under the BHC Act and the Federal Reserve Act, as amended, and approval of such applications and notices, and, in connection with the acquisition of the Bank by FNB, the filing of applications and notices, as applicable, with the FDIC, the OCC or the PA DOB and approval of such applications and notices, (ii) the Other Regulatory Approvals, (iii) the filing with the SEC of the Proxy Statement and the filing and declaration of effectiveness of the Registration Statement, (iv) the filing of the Articles of Merger with and the acceptance for record by the Secretary of State of the Commonwealth of Pennsylvania pursuant to the PBCL and the filing of the Articles of Merger with and the acceptance for record by the Secretary of State of the State of Florida pursuant to the FBCA, (v) any notices or filings under the HSR Act, (vi) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of federal and state securities laws and the rules and regulations thereunder and of any applicable industry SRO, and the rules of NASDAQ or the NYSE, or that are required under consumer finance, mortgage banking and other similar laws, and (vii) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of FNB Common Stock pursuant to this Agreement and approval of listing such FNB Common Stock on the NYSE, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by FNB of this Agreement and (B) the consummation by FNB of the Merger and the other transactions this Agreement contemplates.

4.5 Reports. FNB and each of its Subsidiaries have in all material respects timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2009 with the Regulatory Agencies and with each other applicable Governmental Entity, including the SEC, and all other reports and statements required to be filed by them since January 1, 2009, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of the business of FNB and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of FNB, investigation into the business or operations of FNB or any of its Subsidiaries since January 1, 2009. There is no unresolved material violation, criticism or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of FNB or any of its Subsidiaries.

4.6 SEC Reports; Financial Statements.

(a) FNB has filed or furnished on a timely basis with the SEC all material forms, reports, schedules, statements and other documents required to be filed or furnished by them under the Securities Act, under the Exchange Act, or under the securities regulations of the SEC, with the SEC since January 1, 2009 (all such filed or furnished documents, together with all exhibits and schedules thereto and all information incorporated therein by reference, the “FNB Reports”). As of their respective filing dates (and, in the case of registration statements and proxy statements, as of the dates of effectiveness and the dates of mailing, respectively), except to the extent that any FNB Report has been amended by a subsequently filed FNB Report prior to the date hereof, in which case, as of the date of such amendment, (i) the FNB Reports complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002, as the case may be, and (ii) none of the FNB Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of FNB’s Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

(b) The financial statements (including the related notes thereto) included (or incorporated by reference) in the FNB Reports comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be expressly indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of FNB and its Subsidiaries as of the dates thereof and their respective consolidated results of operations, changes in shareholders’ equity and changes in cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that were not, or are not expected to be, material in amount), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC.

(c) As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC staff with respect to the FNB Reports.

(d) The books and records of FNB and its Subsidiaries have been, and are being, maintained in all material respects in accordance with applicable legal and accounting requirements and reflect only actual transactions. The records, systems, controls, data and information of FNB and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of FNB or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described in the following sentence. FNB and its Subsidiaries have implemented and maintain a system of internal accounting controls effective to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. FNB (i) has implemented and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) effective to ensure that material information relating to PFC, including its consolidated Subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of FNB by others within those entities to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act with respect to the FNB Reports and (ii) has disclosed, based on its most recent evaluation prior to the date of this Agreement, to FNB’s outside auditors and the audit committee of the board of directors of FNB (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that would be reasonably likely to adversely affect FNB’s ability to accurately record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in FNB’s internal controls over financial reporting.

(e) Since January 1, 2009, (A) neither FNB nor any of its Subsidiaries nor, to the knowledge of FNB, any director, officer, employee, auditor, accountant or representative of it or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of FNB or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that FNB or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing FNB or any of its Subsidiaries, whether or not employed by FNB or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by FNB or any of its officers, directors, employees or agents to the board of directors of FNB or any committee thereof or to any of FNB’s directors or officers.

4.7 Broker’s Fees. Except as set forth in Section 4.7 of the FNB Disclosure Schedule, neither FNB nor any FNB Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any brokers fees, commissions or finder’s fees in connection with the Merger or related transactions this Agreement contemplates.

4.8 Absence of Certain Changes or Events. Since December 31, 2010, except as publicly disclosed in the Forms 10-K, 10-Q and 8-K comprising the FNB Reports (as defined in Section 4.6(a)) filed prior to the date of this Agreement (i) FNB and the FNB Subsidiaries have, except in connection with the negotiation and execution and delivery of this Agreement, carried on their respective businesses in all material respects in the ordinary course consistent with past practice and (ii) there has not been any Material Adverse Effect with respect to FNB.

4.9 Legal Proceedings.

(a) There is no pending, or, to FNB’s knowledge, threatened, litigation, action, suit, proceeding, investigation or arbitration by any Person or Governmental Entity that has had, or is reasonably likely to have, a Material Adverse Effect on FNB.

(b) There is no judgment or regulatory restriction, other than those of general application that apply to similarly situated financial or bank holding companies or their Subsidiaries, that has been imposed upon FNB, any of its Subsidiaries or the assets of FNB or any of its Subsidiaries that has had or is reasonably likely to have, a Material Adverse Effect on FNB.

4.10 Taxes and Tax Returns. Each of FNB and its Subsidiaries has duly and timely filed, including all applicable extensions, all Tax Returns required to be filed by it on or prior to the date of this Agreement, all such Tax Returns being accurate and complete in all material respects, has timely paid or withheld and timely remitted all Taxes shown thereon as arising and has duly and timely paid or withheld and timely remitted all Taxes, whether or not shown on any Tax Return, that are due and payable or claimed to be due from it by a Governmental Entity other than Taxes that (i) are being contested in good faith, which have not been finally determined, and (ii) have been adequately reserved against in accordance with GAAP on FNB’s most recent consolidated financial statements. All required estimated Tax payments sufficient to avoid any underpayment penalties or interest have been made by or on behalf of each of FNB and its Subsidiaries. Neither FNB nor any of its Subsidiaries has granted any extension or waiver of the limitation period for the assessment or collection of Tax that remains in effect. There are no disputes, audits, examinations or proceedings in progress or pending, including any notice received of an intent to conduct an audit or examination, or claims asserted, for Taxes upon FNB or any of its Subsidiaries. No claim has been made by a Governmental Entity in a jurisdiction where FNB or any of its Subsidiaries has not filed Tax Returns such that FNB or any of its Subsidiaries is or may be subject to taxation by that jurisdiction. All deficiencies asserted or assessments made as a result of any examinations by any Governmental Entity of the Tax Returns of, or including, FNB or any of its Subsidiaries have been fully paid. No issue has been raised by a Governmental Entity in any prior examination or audit of each of FNB and its Subsidiaries which, by application of the same or similar principles, could reasonably be expected to result in a proposed deficiency in respect of such Governmental Entity for any subsequent taxable period. There are no Liens for Taxes, other than statutory liens for Taxes not yet due and payable, upon any of the assets of FNB or any of its Subsidiaries. Neither FNB nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement, other than such an agreement or arrangement exclusively between or among FNB and its Subsidiaries. Neither FNB nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return, other than a group the common parent of which was FNB, or (B) has any liability for the Taxes of any Person, other than FNB or any of its Subsidiaries, under Treas. Reg. §1.1502-6, or any similar provision of state, local or foreign law, or as a transferee or successor, by contract or otherwise. Neither FNB nor any of its Subsidiaries has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code, of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code), in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code. No share of FNB Common Stock is owned by a Subsidiary of FNB. FNB is not and has not been a “United States real property holding company” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Neither FNB, its Subsidiaries nor any other Person on their behalf has executed or entered into any written agreement with, or obtained or applied for any written consents or written clearances or any other Tax rulings from, nor has there been any written agreement executed or entered into on behalf of any of them with any Taxing Authority, relating to Taxes, including any IRS private letter rulings or comparable rulings of any Taxing Authority and closing agreements pursuant to Section 7121 of the Code or any predecessor provision thereof or any similar provision of any applicable law, which rulings or agreements would have a continuing effect after the Effective Time. Neither FNB nor any of its Subsidiaries has engaged in a “reportable transaction,” as set forth in Treas. Reg. §1.6011-4(b), or any transaction that is the same as or substantially similar to one of the types of transactions that the IRS has determined to be a tax avoidance transaction and identified by notice, regulation or other form of published guidance as a “listed transaction,” as set forth in Treas. Reg. §1.6011-4(b)(2). PFC has received complete copies of (i) all federal, state, local and foreign income or franchise Tax Returns of FNB and its Subsidiaries relating to the taxable periods beginning January 1, 2008 or later and (ii) any audit report issued within the last three years relating to any Taxes due from or with respect to FNB or its Subsidiaries. Neither FNB, nor any of its Subsidiaries will be required to include any item of material income in, or exclude any material item of deduction from, taxable income for any taxable period, or portion thereof, ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) installment sale or open transaction disposition made on or prior to the Effective Time, (iii) prepaid amount received on or prior to the Closing Date or (iv) deferred intercompany gain or any excess loss account of FNB or any of its Subsidiaries for periods or portions of periods described in Treasury Regulations under Section 1502 of the Code, or any corresponding or similar provision of state, local or foreign law, for periods, or portions thereof, ending on or before the Closing Date.

4.11 Employee Benefits. For purposes of this Agreement, the following terms shall have the following meaning:

“FNB Benefit Plans” means any employee benefit plan, program, policy, practice or other arrangement providing benefits to any current or former employee, officer or director of FNB or any of its Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by FNB or any of its Subsidiaries or to which FNB or any of its Subsidiaries contributes or is obligated to contribute, whether or not written, including without limitation any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA, whether or not such plan is subject to ERISA, and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, equity compensation, severance, employment, change of control or fringe benefit plan, program or policy.

“FNB Employment Agreement” means a contract, offer letter or agreement of FNB or any of its Subsidiaries with or addressed to any individual who is rendering or has rendered services thereto as an employee pursuant to which FNB or any of its Subsidiaries has any actual or contingent liability or obligation to provide compensation and/or benefits in consideration for past, present or future services.

“FNB Plan” means any FNB Benefit Plan other than a Multiemployer Plan.

(a) Section 4.11(a) of the FNB Disclosure Schedule includes a complete list of all FNB Benefit Plans and all FNB Employment Agreements.

(b) With respect to each FNB Plan, FNB has delivered or made available to PFC a true, correct and complete copy of: (i) each writing constituting a part of such FNB Plan, including without limitation all plan documents, employee communications, benefit schedules, trust agreements, and insurance contracts and other funding vehicles, (ii) the two most recent Annual Reports (Form 5500 Series) and accompanying schedules, if any, (iii) the current summary plan description and any material modifications thereto, if any (in each case, whether or not required to be furnished under ERISA), (iv) the most recent annual financial report, if any, (v) the most recent actuarial report, if any, and (vi) the most recent determination letter from the IRS, if any. FNB has delivered or made available to PFC a true, correct and complete copy of each FNB Employment Agreement.

(c) All contributions required to be made to any FNB Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any FNB Plan, for any period through the date of this Agreement have been timely made or paid in full or, to the extent not required to be made or paid on or before the date of this Agreement, have been fully reflected on the financial statements to the extent required by GAAP. Each FNB Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (i) is funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the Code or (ii) is unfunded, as noted in Section 4.11(c) of the FNB Disclosure Schedule.

(d) With respect to each FNB Plan, FNB and its Subsidiaries have complied, and are now in compliance, in all material respects, with all provisions of ERISA, the Code and all laws and regulations applicable to such FNB Plans. Each FNB Plan has been administered in all material respects in accordance with its terms. There is not now, nor do any circumstances exist that would reasonably be expected to give rise to, any requirement for the posting of security with respect to a FNB Plan or the imposition of any material lien on the assets of FNB or any of its Subsidiaries under ERISA or the Code. Section 4.11(d) of the FNB Disclosure Schedule identifies each FNB Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (“FNB Qualified Plans”). The IRS has issued a favorable determination letter with respect to each FNB Qualified Plan and the related trust which has not been revoked, or FNB is entitled to rely on a favorable opinion issued by the IRS, and, to the knowledge of FNB, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any FNB Qualified Plan or the related trust. No trust funding any FNB Plan is intended to meet the requirements of Code Section 501(c)(9). To the knowledge of FNB, none of FNB and its Subsidiaries nor any other person, including any fiduciary, has engaged in any “prohibited transaction”, as defined in Section 4975 of the Code or Section 406 of ERISA, which would reasonably be expected to subject any of the FNB Plans or their related trusts, FNB, any of its Subsidiaries or any person that FNB or any of its Subsidiaries has an obligation to indemnify, to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(e) With respect to each FNB Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (i) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived, and, (ii) except as would not have, individually or in the aggregate, a Material Adverse Effect: (A) the fair market value of the assets of such FNB Plan equals or exceeds the actuarial present value of all accrued benefits under such FNB Plan, whether or not vested, on a termination basis, (B) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (C) all premiums to the PBGC have been timely paid in full, (D) no liability, other than for premiums to the PBGC, under Title IV of ERISA has been or would reasonably be expected to be incurred by FNB or any of its Subsidiaries and (E) the PBGC has not instituted proceedings to terminate any such FNB Plan and, to FNB’s knowledge, no condition exists that presents a risk that such proceedings will be instituted or which would reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such FNB Plan.

(f) (i) No FNB Benefit Plan is a Multiemployer Plan or a Multiple Employer Plan, (ii) none of FNB and its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan and (iii) none of FNB and its Subsidiaries nor any of their respective ERISA Affiliates has incurred, during the last six years, any Withdrawal Liability that has not been satisfied in full. There does not now exist, nor do any circumstances exist that would reasonably be expected to result in, any Controlled Group Liability that would be a liability of FNB or any of its Subsidiaries following the Effective Time, other than such liabilities that arise solely out of, or relate solely to, the FNB Benefit Plans. Without limiting the generality of the foregoing, neither FNB nor any of its Subsidiaries, nor, to FNB’s knowledge, any of their respective ERISA Affiliates, has engaged in any transaction described in Sections 4069, 4204 or 4212 of ERISA.

(g) Other than a medical retirement plan, FNB and its Subsidiaries have no liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code, Part 6 of Title I of ERISA or applicable law and at no expense to FNB and its Subsidiaries.

(h) Neither the execution nor the delivery of this Agreement nor the consummation of the transactions this Agreement contemplates will, either alone or in conjunction with any other event, whether contingent or otherwise, (i) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of FNB or any of its Subsidiaries, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, including deferred compensation, or (iv) result in any amount failing to be deductible by reason of Section 280G of the Code or would be subject to an excise tax under Section 4999 of the Code or additional tax under Section 409A of the Code.

(i) No labor organization or group of employees of FNB or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to FNB’s knowledge, threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority. Each of FNB and its Subsidiaries is in material compliance with all applicable laws and collective bargaining agreements respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health.

4.12 Compliance with Applicable Law. FNB and each of its Subsidiaries are not in default in any material respect under any applicable law, statute, order, rule, regulation, policy or guideline of any Governmental Entity applicable to FNB or any of its Subsidiaries, including the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorist (USA Patriot) Act of 2001, the Bank Secrecy Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and applicable limits on loans to one borrower, except where such noncompliance or default is not reasonably likely to, either individually or in the aggregate, have a Material Adverse Effect on FNB. FNB and each of the FNB Subsidiaries has been and is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE.

4.13 Contracts. Except for matters that have not had and would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on FNB, (i) none of FNB nor any of its Subsidiaries is, with or without the lapse of time or the giving of notice, or both, in breach or default in any material respect under any material contract, lease, license or other agreement or instrument, (ii) to the knowledge of FNB, none of the other parties to any such material contract, lease, license or other agreement or instrument is, with or without the lapse of time or the giving of notice, or both, in breach or default in any material respect thereunder and (iii) neither FNB nor any of its Subsidiaries has received any written notice of the intention of any party to terminate or cancel any such material contract, lease, license or other agreement or instrument whether as a termination or cancellation for convenience or for default of FNB or any of its Subsidiaries.

4.14 Agreements with Regulatory Agencies. Neither FNB nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order, or has been since January 1, 2009, a recipient of any supervisory letter from, or has been ordered to pay any civil money penalty by, or since January 1, 2009, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly situated financial holding companies or their Subsidiaries, each item in this sentence, whether or not set forth in the FNB Disclosure Schedule (“FNB Regulatory Agreement”), nor has FNB or any of its Subsidiaries been advised since January 1, 2009 by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such FNB Regulatory Agreement. Each bank Subsidiary of FNB has at least a “satisfactory” rating under the U.S. Community Reinvestment Act.

4.15 Undisclosed Liabilities. Neither FNB nor any of its Subsidiaries has, and since December 31, 2010, neither FNB nor any of its Subsidiaries has incurred, any liabilities or obligations, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due, except (i) those liabilities fully accrued or reserved against in the unaudited consolidated balance sheet of FNB and its Subsidiaries as of March 31, 2011 included in the FNB Reports, (ii) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since March 31, 2011, (iii) for liabilities and obligations that are not material to FNB and its Subsidiaries, taken as a whole, and (iv) for any liabilities incurred with respect to the transactions contemplated by this Agreement.

4.16 Environmental Liability.

(a) To FNB’s knowledge, (i) FNB and its Subsidiaries are in material compliance with applicable Environmental Laws, (ii) no Contamination exceeding applicable cleanup standards or remediation thresholds exists at real property, including buildings or other structures, currently or formerly owned or operated by FNB or any of its Subsidiaries, that reasonably could result in a material Environmental Liability for FNB or its Subsidiaries, (iii) no Contamination exists at any real property currently owned by a third party that reasonably could result in a material Environmental Liability for FNB or its Subsidiaries, (iv) neither FNB nor any of its Subsidiaries has received any written notice, demand letter, claim or request for information alleging any material violation of, or liability under, any Environmental Law, (v) neither FNB nor any of its Subsidiaries is subject to any order, decree, injunction or other agreement with any Governmental Entity or any third party under any Environmental Law that reasonably could result in a material Environmental Liability of FNB or its Subsidiaries and (vi) FNB has listed in Section 4.16 of the

FNB Disclosure Schedule (and made available to PFC copies of) all environmental reports or studies, sampling data, correspondence and filings in its possession or relating to FNB, its Subsidiaries and any currently owned or operated property of FNB which were prepared in the last five years.

(b) There are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that are reasonably likely to result in the imposition, on FNB of any liability or obligation arising under common law or under any local, state or federal environmental statute, regulation or ordinance including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, pending or threatened against FNB, which liability or obligation is reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on FNB. To the knowledge of FNB, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FNB. FNB is not subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Entity or third party imposing any liability or obligation with respect to the foregoing that is reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on FNB.

4.17 Reorganization. As of the date of this Agreement, FNB is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.18 Loans; Nonperforming and Classified Assets.

(a) Except as set forth in Section 4.18 of the FNB Disclosure Schedule, each Loan on the books and records of FNB and its Subsidiaries was made and has been serviced in all material respects in accordance with their customary lending standards in the ordinary course of business, is evidenced in all material respects by appropriate and sufficient documentation and, to the knowledge of FNB, constitutes the legal, valid and binding obligation of the obligor named in the Contract evidencing such Loan, subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditor’s rights or by general equity principles.

(b) FNB has set forth in Section 4.18 of the FNB Disclosure Schedule as to FNB and each FNB Subsidiary as of the latest practicable date prior to the date of this Agreement: (A) any written or, to FNB’s knowledge, oral Loan under the terms of which the obligor is 90 or more days delinquent in payment of principal or interest, or to FNB’s knowledge, in default of any other material provision thereof, (B) each Loan that has been classified as “substandard,” “doubtful,” “loss” or “special mention” or words of similar import by FNB, a FNB Subsidiary or an applicable regulatory authority, (C) a listing of OREO and (D) each Loan with any director, executive officer or five percent or greater shareholder of FNB or a FNB Subsidiary, or to the knowledge of FNB, any Person controlling, controlled by or under common control with any of the foregoing.

4.19 Fiduciary Accounts. FNB and each of its Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations. To FNB’s knowledge, neither FNB nor any of its Subsidiaries, nor any of their respective directors, officers or employees, has committed any breach of trust with respect to any fiduciary account, and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

4.20 Allowance for Loan Losses. FNB Bank’s allowance for loan losses is sufficient at the date of this Agreement for its reasonably anticipated loan losses, is in compliance with the standards established by applicable Governmental Entities and GAAP and, to the knowledge of FNB, is adequate.

4.21 Interested Shareholder Status. Neither FNB nor any of its Subsidiaries is an “interested shareholder” of PFC, as such term is defined in Section 2553 of the PBCL.

ARTICLE 5

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Businesses Prior to the Effective Time.

(a) During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, each of FNB and PFC shall, and shall cause each of its respective Subsidiaries to, (i) conduct its business in the ordinary course in all material respects, (ii) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and retain the services of its key officers and key employees and (iii) take no action that would reasonably be expected to prevent or materially impede or delay the obtaining of, or materially adversely affect the ability of the parties expeditiously to obtain, any necessary approvals of any Regulatory Agency, Governmental Entity or any other person or entity required for the transactions this Agreement contemplates or to perform its covenants and agreements under this Agreement or to consummate the transactions this Agreement contemplates or thereby.

(b) PFC agrees that between the date of this Agreement and the Effective Time, the materials presented at the meetings of the Loan Committee of PFC Bank’s Board of Directors shall be provided to FNB within three business days after each meeting and PFC shall provide the minutes of each meeting to FNB within five business days after such meeting.

5.2 PFC Forbearances. During the period from the date of this Agreement to the Effective Time, except as set forth in Section 5.2 of the PFC Disclosure Schedule and except as expressly contemplated or permitted by this Agreement, PFC shall not, and shall not permit any of the PFC Subsidiaries to, without the prior written consent of FNB (which consent shall not be unreasonably withheld):

(a) (i) declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its capital stock, other than (A) dividends and distributions by a direct or indirect Subsidiary of PFC to PFC or any direct or indirect wholly owned Subsidiary of PFC, (B) regular quarterly cash dividends on the PFC Series A Preferred Stock in accordance with the terms thereof and (C) regular quarterly cash dividends with customary record and payment dates which do not exceed $0.02 per share on the PFC Common Stock, subject to Section 6.10, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock, except upon the exercise of the PFC Warrant or PFC Stock Options that are outstanding or are required by an existing contract, plan, arrangement or policy, as of the date of this Agreement in accordance with their present terms, or (iii) purchase, redeem or otherwise acquire any shares of capital stock or other securities of PFC or any of the PFC Subsidiaries, or any rights, warrants or options to acquire any such shares or other securities, other than the PFC Series A Preferred Stock as contemplated by this Agreement;

(b) grant any stock options, restricted stock awards, performance stock awards, restricted stock units or other equity or equity-based awards with respect to shares of PFC Common Stock under any of the PFC or the PFC Subsidiaries Stock Plans, or otherwise, except as required by an existing contract, plan, arrangement or policy, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock, or issue any additional shares of capital stock or other securities, other than the issuance of PFC Common Stock upon the exercise of PFC Stock Options or the PFC Warrant;

(c) amend the PFC Articles, PFC Bylaws or other comparable organizational documents;

(d) (i) acquire or agree to acquire by merging or consolidating with, or by purchasing any assets or any equity securities of, or by any other manner, any business or any Person, or otherwise acquire or agree to acquire any assets except inventory or other similar assets and except upon foreclosures, or the acceptance of a deed in lieu of foreclosure, in each case in the ordinary course of business consistent with past practice, or (ii) open, acquire, close or sell any branches;

(e) sell, lease, license, mortgage or otherwise encumber or subject to any Lien, or otherwise dispose of any of its properties or assets other than securitizations and other transactions in the ordinary course of business consistent with past practice;

(f) (i) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for the obligations of any Person, other than PFC or any PFC Subsidiary, except for (A) borrowings having a maturity of not more than 30 days (90 days for repurchase agreements) under existing credit facilities, (B) renewals, extensions or replacements of such existing credit facilities that (i) are incurred in the ordinary course of business consistent with past practice, (ii) do not increase the aggregate amount available thereunder, (iii) do not provide for any termination fees or pre-payment penalties, (iv) do not contain any new provisions limiting or otherwise affecting the ability of PFC or any of the PFC Subsidiaries or successors from terminating or pre-paying such facilities, and (v) do not contain financial terms less advantageous than existing credit facilities, and (C) ordinary advances and reimbursements to employees and endorsements of banking instruments made in the ordinary course of business consistent with past practice, or (ii) make any capital contributions to, or investments in, any Person other than its wholly owned Subsidiaries, other than in the ordinary course of business consistent with past practice;

(g) change in any material respect its accounting methods, except as may be necessary and appropriate to conform to changes in tax laws requirements, changes in GAAP or regulatory accounting principles or as required by PFC’s independent auditors or its Regulatory Agencies;

(h) change in any material respect its underwriting, operating, investment or risk management or other similar policies of PFC or any of PFC Subsidiaries except as required by applicable law or regulatory policies or as required by any Regulatory Agency or any Governmental Entity;

(i) make, change or revoke any material Tax election, file any material amended Tax Return, enter into any closing agreement with respect to a material amount of Taxes, settle any material Tax claim or assessment or surrender any right to claim a refund of a material amount of Taxes;

(j) other than in the ordinary course of business consistent with past practice, terminate or waive any material provision of any material agreement, contract or obligation (collectively, “Contracts”) or, except for the Contracts listed in Section 5.2(j) of the PFC Disclosure Schedule, enter into or renew any agreement or contract or other binding obligation of PFC or any of the PFC Subsidiaries that involves the payment by PFC and/or the PFC Subsidiaries of more than $100,000 during the term thereof;

(k) incur any capital expenditures in excess of $100,000 individually or $200,000 in the aggregate;

(l) except as required by agreements or instruments in effect on the date of this Agreement, alter in any material respect, or enter into any commitment to alter in any material respect, any material interest in any corporation, association, joint venture, partnership or business entity in which PFC directly or indirectly holds any equity or ownership interest on the date of this Agreement, other than any interest arising from any foreclosure, settlement in lieu of foreclosure or troubled loan or debt restructuring in the ordinary course of business consistent with past practice;

(m) agree or consent to any material agreement or material modifications of existing agreements with any Regulatory Authority or Governmental Entity in respect of the operations of its business, except as required by law or regulation based upon the advice of PFC’s legal advisors;

(n) pay, discharge, settle or compromise any claim, action, litigation, arbitration, suit, investigation or proceeding, other than any such payment, discharge, settlement or compromise in the ordinary course of business consistent with past practice that involves solely money damages in an amount not in excess of $100,000 individually or $200,000 in the aggregate;

(o) issue any broadly distributed communication of a general nature to employees, including general communications relating to benefits and compensation, or customers without the prior approval of FNB, which will not be unreasonably delayed or withheld, except for communications in the ordinary course of business that do not relate to the Merger or other transactions this Agreement contemplates;

(p) take any action, or knowingly fail to take any action, which action or failure to act would be reasonably expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(q) take any action that would be reasonably expected to materially impede or delay the ability of the parties to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions this Agreement contemplates;

(r) take any action that is intended or is reasonably likely to result in any of its representations or warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law;

(s) make, renew or otherwise modify any Loan, loan commitment, letter of credit or other extension of credit (individually, a “Loan” and collectively, “Loans”) to any Person if the Loan is an existing credit on the books of PFC and classified as “doubtful” or “loss” or such Loan is in an amount in excess of $500,000 and classified as “substandard” or “special mention”, or make, renew or otherwise modify any Loan or Loans if immediately after making an unsecured Loan or Loans, such Person would be indebted to PFC Bank in an aggregate amount in excess of $250,000 on on unsecured basis or an under secured basis (i.e., the fair market value of the collateral securing such Loan and any replacements thereof is less than the principal value of such Loan and any replacements thereof), or make any fully secured Loan or Loans to any Person, except for any Loan secured by a first mortgage on single family owner-occupied real estate, if, immediately after making a secured Loan, such Person would be indebted to PFC Bank in an aggregate amount in excess of $4,000,000 or, without approval of FNB, shall not make, renew or otherwise modify any Loan or Loans secured by an owner-occupied 1-4 single-family residence with a principal balance in excess of $750,000 or in any event if such Loan does not conform with PFC Bank’s Credit Policy Manual if, in the case of any of the foregoing types of Loan or Loans, FNB shall object thereto within three business days after receipt of notice of such proposed Loan, and the failure to provide a written objection within three business days after receipt of notice of such proposed Loan from PFC Bank shall be deemed as the approval of FNB to make such Loan or Loans. FNB reserves the right to observe the loan approval process by the Board of Directors of PFC or its Loan Committee;

(t) acquire any new loan participation or loan servicing rights;

(u) originate, participate or purchase any new loan or other credit facility commitment (including, without limitation, lines of credit and letters of credit) that is (i) serviced by a third party or (ii) outside of its primary market area in the Allegheny, Beaver, Butler, Fayette, Washington and Westmoreland Counties of Pennsylvania, Belmont, Delaware, Fairfield, Franklin, Jefferson, Licking, Madison, Pickaway and Union Counties of Ohio and Brooke County of West Virginia;

(v) enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any director, officer or employee of PFC or its Subsidiaries or grant any salary or wage increase or increase any employee benefit, including discretionary or other incentive or bonus payments or discretionary or matching contributions to any deferred compensation plan, make any grants of awards to newly hired employees or accelerate the vesting of any unvested stock options or stock awards, except:

(A) for those non-exempt employees of PFC and its Subsidiaries who would normally be eligible for a merit or annual increase in July 2011 according to PFC’s customary and normal practices, a budget pool of 1.25% of their total base salary compensation;

(B) PFC may continue to grant salary increases to those Tellers and Customer Service Representatives who fulfill the requirements and are progressing from the Teller position to the Customer Service 1 and Customer Service 2 positions, according to PFC’s customary and normal practices;

(C) for other changes that are required by applicable law or are advisable in order to comply with Section 409A of the Code, upon prior written notice to FNB;

(D) to pay the amounts or to provide payments under plans and/or commitments set forth in the PFC Disclosure Schedule;

(E) for retention bonuses of up to $250,000 in the aggregate (provided that any individual retention bonus only will be paid when the potential severance opportunity with respect to a key employee is not deemed to be sufficient to retain the services of such employee through the transition period following the Merger as mutually agreed to by PFC and FNB);

(F) severance payments pursuant to the severance agreements or employment agreements that are set forth in Section 5.2 of the PFC Disclosure Schedule; or

(G) for the renewal of the employment, consulting, severance or similar agreements that are set forth in Section 5.2(v)(G) of the PFC Disclosure Schedule.

(w) Hire any person as an employee of PFC or any of the PFC Subsidiaries or promote any employee, except (i) to satisfy contractual obligations existing as of the date of this Agreement and set forth in Section 5.2(w) of the PFC Disclosure Schedule or (ii) to fill any vacancies existing as of the date of this Agreement and described in Section 5.2(w) of the PFC Disclosure Schedule or (iii) to fill any vacancies arising after the date of this Agreement at a comparable level of compensation with persons whose employment is terminable at the will of PFC or a PFC Subsidiary of PFC, as applicable, provided, however, that such total salary and incentive compensation for any one employee may not exceed $50,000;

(x) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by any provision of this Section 5.2;

(y) engage in any new loan transaction with an officer or director or related party;

(z) purchase any equity securities or purchase any debt securities other than debt securities with a quality rating of “AAA” by either Standard & Poor’s Ratings Services or Moody’s Investors Services for corporate bonds;

(aa) convert the data processing and related information and/or accounting systems of PFC before the earlier of (i) the consummation of the Merger or (ii) the termination of this Agreement in accordance with its terms; or

(bb) except as otherwise set forth in this Agreement, except for agreements, arrangements or commitments entered into as a result of the transactions this Agreement contemplates, and except as provided for in a business plan, budget or similar plan delivered to FNB prior to the date of this Agreement, PFC shall not sell, assign, transfer, pledge, hypothecate or otherwise dispose of any assets having a book or market value, whichever is greater, in the aggregate in excess of $250,000, other than (i) pledges of, or liens on, assets to secure government deposits, advances made to PFC by the Federal Home Loan Bank or the Federal Reserve Board, the payment of taxes, assessments or similar charges which are not yet due and payable, the payment of deposits, repurchase agreements, bankers acceptances, “treasury tax and loan” accounts consistent with past practices, or the collection and/or processing of checks, drafts of letters of credit consistent with customary banking practices or the exercise of trust powers, (ii) sales of assets received upon foreclosure, settlement in lieu of foreclosure or in satisfaction of debts previously contracted in the ordinary course of its banking business, or (iii) issuances of loans, sales of previously purchased government guaranteed loans, or transactions in the investment securities portfolio by PFC or repurchase agreements made, in each case, in the ordinary course of banking business.

5.3 FNB Forbearances. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, FNB shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of PFC:

(a) except for the designation of the FNB Series D Preferred Stock, amend, repeal or otherwise modify any provision of the FNB Charter or the FNB Bylaws other than those that would not be adverse to PFC or its shareholders or those that would not impede FNB’s ability to consummate the transactions this Agreement contemplates;

(b) take any action, or knowingly fail to take any action, which action or failure to act would be reasonably expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(c) take any action that is intended or is reasonably likely to result in any of its representations or warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law;

(d) make any material investment either by purchase of stock or securities, contributions to capital, property transfers or purchase of any property or assets of any other individual, corporation or other entity, in any case to the extent such action would be reasonably expected to prevent, or materially impede or delay, the consummation of the transactions this Agreement contemplates;

(e) take any action that would be reasonably expected to materially impede or delay the ability of the parties to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions this Agreement contemplates; or

(f) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.3.

5.4 Voting Agreements. PFC shall deliver on the date of this Agreement an executed Voting Agreement from each member of the PFC Board of Directors, the form of which is attached to this Agreement as Exhibit “B” (the “Voting Agreement”).

ARTICLE 6

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) FNB agrees to prepare and file, as soon as practicable, the Registration Statement with the SEC in connection with the issuance of FNB Common Stock in the Merger including the Proxy Statement and prospectus and other proxy solicitation materials of PFC constituting a part thereof and all related documents. PFC shall prepare and furnish to FNB such information relating to it and its directors, officers and shareholders as may be reasonably required in connection with the above referenced documents based on its knowledge of and access to the information required for said documents, and PFC and its legal, financial and accounting advisors shall have the right to review in advance and approve, which approval shall not be unreasonably withheld, such Registration Statement prior to its filing. PFC agrees to cooperate with FNB and FNB’s counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from its financial advisor and independent auditor in connection with the Registration Statement and the Proxy Statement. As long as PFC has cooperated as described above, FNB agrees to file, or cause to be filed, the Registration Statement and the Proxy Statement with the SEC as promptly as reasonably practicable. Each of PFC and FNB agrees to use its commercially reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after the filing thereof. FNB also agrees to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions this Agreement contemplates. After the SEC has declared the Registration Statement effective under the Securities Act, PFC shall promptly mail at its expense the Proxy Statement to its shareholders.

(b) Each of PFC and FNB agree that none of the respective information supplied or to be supplied by it for inclusion or incorporation by reference in the Registration Statement shall, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated in this Agreement or necessary to make the statements in this Agreement not misleading. Each of PFC and FNB agree that none of the respective information supplied or to be supplied by it for inclusion or incorporation by reference in the Proxy Statement and any amendment or supplement thereto shall contain any untrue statement of a material fact or omit to state any material fact required to be stated in this Agreement or necessary to make the statements in this Agreement not misleading. Each of PFC and FNB further agree that if such party shall become aware prior to the Effective Time of any information furnished by such party that would cause any of the statements in the Registration Statement or the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements in this Agreement not false or misleading, to promptly inform the other parties thereof and an appropriate amendment or supplement describing such information shall be filed promptly with the SEC and, to the extent required by law, disseminated to the shareholders of PFC and/or FNB.

(c) FNB agrees to advise PFC, promptly after FNB receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of FNB Common Stock for offering or sale in any jurisdiction, of the initiation or, to the extent FNB is aware thereof, threat of any proceeding for any such purpose, or of any request by the SEC for an amendment or supplement of the Registration Statement or for additional information.

(d) The parties shall cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties, Regulatory Agencies and Governmental Entities that are necessary or advisable to consummate the transactions this Agreement contemplates, including the Merger, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Regulatory Agencies and Governmental Entities. FNB agrees that it will file all appropriate applications or notices with each Regulatory Agency or Governmental Entity having jurisdiction over the transactions contemplated by this Agreement within 60 days following the date hereof. PFC and FNB shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to PFC or FNB, as the case may be, and any of their respective Subsidiaries, which appear in any filing made with, or written materials submitted to, any third party, Regulatory Agency or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties shall act reasonably and as promptly as practicable. The parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties, Regulatory Agencies and Governmental Entities necessary or advisable to consummate the transactions this Agreement contemplates and each party will keep the other apprised of the status of matters relating to completion of the transactions this Agreement contemplates. Notwithstanding the foregoing, nothing in this Agreement shall be deemed to require FNB to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of third parties, Regulatory Agencies or Governmental Entities, that would reasonably be expected to have a Material Adverse Effect on FNB, including the Surviving Company after giving effect to the Merger, after the Effective Time (a “Materially Burdensome Regulatory Condition”). In addition, PFC agrees to cooperate and use its reasonable best efforts to assist FNB in preparing and filing such petitions and filings, and in obtaining such permits, consents, approvals and authorizations of third parties, Regulatory Agencies and

Governmental Entities, that may be necessary or advisable to effect any mergers and/or consolidations of Subsidiaries of PFC and FNB following consummation of the Merger.

(e) Each of FNB and PFC shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Registration Statement or any other statement, filing, notice or application made by or on behalf of FNB, PFC or any of their respective Subsidiaries to any Regulatory Agency or Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement (including, without limitation, any pro forma financial information to be included in the Registration Statement on Form S-4).

(f) Each of FNB and PFC shall promptly provide each other with any written communications received from any Regulatory Agency or Governmental Entity with respect to the transactions contemplated by this Agreement and will promptly advise the other upon receiving any oral communication with respect to the transactions contemplated by this Agreement from any Regulatory Agency or Governmental Entity whose consent or approval is required for consummation of the transactions this Agreement contemplates that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval (as defined in Section 7.1(c)) will not be obtained or that the receipt of any such approval may be materially delayed.

(g) PFC and FNB shall consult with each other before issuing any press release with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statements without the prior consent of the other party, which shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party, but after such consultation, to the extent practicable under the circumstances, issue such press release or make such public statements as may upon the advice of outside counsel be required by law or the rules or regulations of the SEC, the FDIC, the OCC, the NYSE or FINRA. In addition, the Chief Executive Officers of PFC and FNB shall be permitted to respond to appropriate questions about the Merger from the press. PFC and FNB shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the Merger as reasonably requested by the other party.

6.2 Access to Information.

(a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, each of PFC and FNB shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the other, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records, and, during such period, the parties shall, and shall cause its Subsidiaries to, make available to the other party all other information concerning its business, properties and personnel as the other may reasonably request. PFC shall, and shall cause each of its Subsidiaries to, provide to FNB a copy of each report, schedule and other document filed or received by it during such period pursuant to the requirements of federal or state banking laws other than reports or documents that such party is not permitted to disclose under applicable law. Neither PFC nor FNB nor any of their Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply to the extent possible in light of those restrictions.

(b) All information and materials provided pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreements entered into between PFC and FNB (the “Confidentiality Agreements”).

(c) No investigation by either of the parties or their respective representatives shall affect the representations and warranties of the other set forth in this Agreement.

6.3 PFC Shareholder Approval. PFC shall call a meeting of its shareholders for the purpose of obtaining the requisite shareholder approval required in connection with this Agreement and the Merger (the “PFC Shareholders Meeting”), and shall use its reasonable best efforts to call such meeting as soon as reasonably practicable following the Registration Statement being declared effective giving reasonable time for printing and mailing and taking into account the timing of its annual meeting of shareholders. Subject to Section 6.11, the Board of Directors of PFC shall recommend approval and adoption of this Agreement, the Merger and the other transactions this Agreement contemplates, by PFC’s shareholders and shall include such recommendation in the Proxy Statement (the “PFC Recommendation”). Without limiting the generality of the foregoing, PFC’s obligations pursuant to the first sentence of this Section 6.3 shall not be affected by the commencement, public proposal, public disclosure or communication to PFC of any Acquisition Proposal, as defined in Section 6.11(e). Notwithstanding the foregoing, if this Agreement is terminated pursuant to Section 8.1, PFC’s obligations pursuant to the first sentence of this Section 6.3 shall terminate.

6.4 Commercially Reasonable Efforts; Cooperation. Each of PFC and FNB agrees to exercise good faith and use its commercially reasonable best efforts to satisfy the various covenants and conditions to Closing in this Agreement, and to consummate the transactions this Agreement contemplates as promptly as possible.

6.5 NYSE Approval. FNB shall cause the shares of FNB Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

6.6 Benefit Plans.

(a) Following the Effective Time, FNB shall take all reasonable action so that employees of PFC and the PFC Subsidiaries shall be entitled to participate, effective as soon as administratively practicable following the Effective Time, in each employee benefit plan, program or arrangement of FNB of general applicability with the exception of FNB’s defined benefit pension plan and any other plans frozen to new participants (the “FNB Plans”) to the same extent as similarly-situated employees of FNB and its Subsidiaries, it being understood that inclusion of the employees of PFC and the PFC Subsidiaries in the FNB Plans may occur at different times with respect to different plans, provided that coverage shall be continued under corresponding Benefit Plans of PFC and the PFC Subsidiaries until such employees are permitted to participate in the FNB Plans and provided further, however, that nothing contained in this Agreement shall require FNB or any of its Subsidiaries to make any grants to any former employee of PFC under any discretionary equity compensation plan of FNB. FNB shall cause each FNB Plan in which employees of PFC and the PFC Subsidiaries are eligible to participate to recognize, for purposes of determining eligibility to participate in, the vesting of benefits under the FNB Plans and the entitlement to benefits under the FNB Plans (including, but not limited to, severance benefit and vacation plans), the service of such employees with PFC and the PFC Subsidiaries (or predecessor companies) to the same extent as such service was credited for such purpose by PFC or the PFC Subsidiaries, provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. Except for the commitment to continue those Benefit Plans of PFC and the PFC Subsidiaries that correspond to FNB Plans until employees of PFC and the PFC Subsidiaries are included in such FNB Plans, nothing in this Agreement shall limit the ability of FNB to amend or terminate any of PFC’s Benefit Plans in accordance with and to the extent permitted by their terms at any time permitted by such terms.

(b) At and following the Effective Time, and except as otherwise provided in Section 6.6(d), FNB shall honor, and, to the extent required by any individual agreement, assume, and the Surviving Company shall continue to be obligated to perform, in accordance with their terms, all benefit obligations to, and contractual rights of, current and former employees of PFC and the PFC Subsidiaries and current and former directors of PFC and the PFC Subsidiaries existing as of the Effective Date, as well as all employment, executive severance or “change-in-control” or similar agreements, plans or policies of PFC that are set forth in Section 6.6(b) of the PFC Disclosure Schedule. The severance or termination payments that are payable pursuant to any such severance agreements, plans or policies of PFC are described in Section 6.6(b) of the PFC Disclosure Schedule. Following the consummation of the Merger and for one year thereafter, FNB shall, to the extent not duplicative of other severance benefits, pay employees of PFC or its Subsidiaries whose employment is terminated by FNB for reasons other than cause, severance as set forth in Section 6.6(b) of the FNB Disclosure Schedule. Following the expiration of the foregoing severance policy, any years of service recognized for purposes of this Section 6.6(b) will be taken into account under the terms of any applicable severance policy of FNB or its Subsidiaries.

(c) At such time as employees of PFC and the PFC Subsidiaries become eligible to participate in a medical, dental or health plan of FNB or its Subsidiaries, to the extent reasonably practicable and available from its insurers, cause each such plan to (i) waive any preexisting condition limitations to the extent such conditions are covered under the applicable medical, health or dental plans of PFC and its Subsidiaries, (ii) honor under such plans any deductibles, co-payments and out-of-pocket expenses incurred by the employees of PFC and its Subsidiaries and their beneficiaries during the portion of the plan year prior to such participation, and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to such employee or dependent on or after the Effective Time to the extent such employee or dependent had satisfied any similar limitation or requirement under an analogous Benefit Plan prior to the Effective Time.

(d) PFC shall permit the PFC Employee Stock Ownership Plan as amended and restated effective as of January 1, 2008 (the “ESOP”) to terminate in accordance with its terms effective as of the occurrence of a “change in control” as defined in Section 7.4(e) of the ESOP (the “ESOP CIC Date”) and the accounts of all participants and beneficiaries in the ESOP as of the ESOP CIC Date to become fully vested as of the ESOP CIC Date. All shares of PFC Common Stock held in the ESOP shall be converted into the Common Stock Merger Consideration. As soon as practicable after the date hereof, PFC shall, after consultation with FNB, file or cause to be filed all necessary documents with the IRS for a determination letter that the termination of the ESOP as of the ESOP CIC Date will not adversely affect the ESOP’s qualified status, with a copy to be provided to FNB and its counsel. Prior to the Effective Time, PFC and, following the Effective Time, FNB shall use their respective reasonable best efforts to obtain such favorable determination letter (including, but not limited to, adopting such amendments to the ESOP as may be requested by the IRS as a condition to its issuance of a favorable determination letter). As soon as practicable following the later of the Effective Time or the receipt of a favorable determination letter from the IRS regarding the qualified status of the ESOP upon its termination, the account balances in the ESOP shall be either distributed to participants and beneficiaries or transferred to an eligible tax-qualified retirement plan or individual retirement account as a participant or beneficiary may direct, except that ESOP participants whose employment is terminated by FNB may elect to receive their ESOP account balance prior to the receipt of the IRS determination letter but following their termination of employment. FNB agrees to permit ESOP participants who become employees of FNB and its Subsidiaries to roll over their account balances in the ESOP to the FNB 401(k) Plan.

(e) Immediately prior to the Effective Time, PFC shall, at the written request of FNB, freeze or terminate such of the PFC Benefit Plans as is requested by FNB, provided that such request is received from FNB in a timely manner.

(f) In order to assist with a smooth transition of the operations of PFC and its Subsidiaries and the transactions which this Agreement contemplates, FNB or one of its Subsidiaries agree to offer employment to certain officers and employees of PFC and its Subsidiaries as employees of FNB and its Subsidiaries following the Effective Time upon the terms and subject to the conditions set forth in Section 6.6(f) of the FNB Disclosure Schedule.

6.7 Indemnification; Directors’ and Officers’ Insurance.

(a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including any such claim, action, suit, proceeding or investigation (each a “Claim”) in which any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of PFC or any of PFC Subsidiaries or who is or was serving at the request of PFC or any of PFC Subsidiaries as a director, officer, employee, member or otherwise of another Person (the “Indemnified Parties”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director or officer of PFC or any of PFC Subsidiaries or was serving at the request of PFC or any of PFC Subsidiaries as a director or officer of another Person or (ii) this Agreement or any of the transactions this Agreement contemplates, whether asserted or arising before or after the Effective Time, the parties shall cooperate and use their best efforts to defend against and respond thereto. From and after the Effective Time, FNB shall, and shall cause the Surviving Company to, indemnify, defend and hold harmless, as and to the fullest extent currently provided under applicable law, the PFC Articles, the PFC Bylaws as in effect on the date hereof and any agreement set forth in Section 6.7 of the PFC Disclosure Schedule, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses, including reimbursement for reasonable fees and expenses, including fees and expenses of legal counsel, including local counsel, incurred in advance of the final disposition of any claim, suit, proceeding or investigation upon receipt of any undertaking required by applicable law, judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation.

(b) FNB and the Surviving Company agree that all rights to indemnification of liabilities, including advancement of expenses, and all limitations with respect thereto, existing in favor of any Indemnified Person, as provided in the PFC Articles or the PFC Bylaws, shall survive the Merger and shall continue in full force and effect, without any amendment thereto; provided, however, that in the event any Claim is asserted or made, any determination required to be made with respect to whether an Indemnified Person’s conduct complies with the standards set forth under the PBCL, the PFC Articles or the PFC Bylaws, as the case may be, shall be made by independent legal counsel, whose fees and expenses shall be paid by FNB and the Surviving Company, selected by such Indemnified Person and reasonably acceptable to FNB; and, provided further that nothing in this Section 6.7 shall impair any rights or obligations of any current or former director or officer of PFC or its Subsidiaries, including pursuant to the respective organizational documents of PFC, or their respective Subsidiaries, under the PBCL or otherwise.

(c) Prior to the Effective Time, FNB shall obtain at the expense of PFC, and FNB shall maintain for a period of six years following the Effective Time, directors’ and officers’ liability insurance and fiduciary liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time, including the transactions this Agreement contemplates, covering the Indemnified Persons who as of the Effective Time are covered by PFC’s directors’ and officers’ liability insurance or fiduciary liability insurance policies, provided that FNB may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous than such policies of PFC or single premium tail coverage with policy limits equal to PFC’s existing coverage limits, provided that in no event shall FNB be required to expend for any one year an amount in excess of 150% of the annual premium currently paid by PFC for such insurance (the “Insurance Amount”), and further provided that if FNB is unable to maintain or obtain the insurance called for by this Section 6.7(c) as a result of the preceding provision, FNB shall use its commercially reasonable best efforts to obtain the most advantageous coverage as is available for the maximum Insurance Amount. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid policies have been obtained prior to the Effective Time from an insurer or insurers selected by FNB that have an insurer financial strength rating by A.M. Best Co. of at least “A”, which policies provide the Indemnified Persons with coverage, from the Effective Time to the sixth anniversary of the Effective Time, including in respect of the transactions this Agreement contemplates, on terms that are no less advantageous to Indemnified Persons than PFC’s D&O Insurance existing immediately prior to the date of this Agreement. If such prepaid policies have been obtained prior to the Effective Time, then the FNB shall maintain such policies in full force and effect and continue the obligations thereunder.

(d) The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

6.8 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, including any merger between a Subsidiary of FNB, on the one hand, and a Subsidiary of PFC, on the other hand, or to vest the Surviving Company with full title to all properties, assets, rights, approvals, immunities and franchises of either party to the Merger, the proper officers and directors of each party and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by, and at the sole expense of, FNB.

6.9 Advice of Changes. Each of FNB and PFC shall promptly advise the other of any change or event (i) having or reasonably likely to have a Material Adverse Effect on it or (ii) that it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained in this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties, or remedies with respect thereto, or the conditions to the obligations of the parties under this Agreement; provided, further, that a failure to comply with this Section 6.9 shall not constitute the failure of any condition set forth in Article VII to be satisfied unless the underlying Material Adverse Effect or material breach would independently result in the failure of a condition set forth in Article VII to be satisfied.

6.10 Dividends. PFC may pay regular quarterly cash dividends on the PFC Common Stock at a rate not in excess of the regular quarterly cash dividend ($0.02 per share) declared prior to the date of this Agreement on the PFC Common Stock, provided that, notwithstanding the foregoing provisions of this Section 6.10, after the date of this Agreement PFC shall coordinate the declarations of any dividends in respect of the PFC Common Stock and the record dates and payment dates relating thereto with FNB’s declaration of regular quarterly dividends on the FNB Common Stock and the record dates and payment dates relating thereto, it being the intention of PFC and FNB that holders of PFC Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of PFC Common Stock and any shares of FNB Common Stock such holders receive in exchange therefor in the Merger.

6.11 Certain Actions.

(a) From the date of this Agreement through the Effective Time, except as otherwise permitted by this Section 6.11, PFC will not, and will not authorize or permit any of its directors, officers, agents, employees, investment bankers, attorneys, accountants, advisors, agents, affiliates or representatives (collectively, “PFC Representatives”) to, directly or indirectly, (i) initiate, solicit, encourage or take any action to facilitate, including by way of furnishing information, any Acquisition Proposal, as defined in Section 6.11(e)(i), or any inquiries with respect to or the making of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to PFC or any of the PFC Subsidiaries or afford access to the business, properties, assets, books or records of PFC or any of the PFC Subsidiaries, to otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any third party that is seeking to make, or has made, an Acquisition Proposal or (iii) except in accordance with Section 8.1(g), approve, endorse or recommend or enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to an Acquisition Proposal.

(b) Notwithstanding anything in this Agreement to the contrary, PFC and its Board of Directors shall be permitted (i) to comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal provided that the Board of Directors of PFC shall not withdraw or modify in a manner adverse to FNB the PFC Recommendation except as set forth in subsection (iii) below, (ii) to engage in any discussions or negotiations with, and provide any information to, any third party in response to a Superior Proposal, as defined in Section 6.11(e)(ii), by any such third party, if and only to the extent that (x) PFC’s Board of Directors concludes in good faith, after consultation with outside counsel, that failure to do so could reasonably be expected to breach its fiduciary duties under applicable law, (y) prior to providing any information or data to any third party in connection with a Superior Proposal by any such third party, PFC’s Board of Directors receives from such third party an executed confidentiality agreement, which confidentiality terms shall be no less favorable to PFC than those contained in the Confidentiality

Agreements between PFC and FNB, a copy of which executed confidentiality agreement shall have been provided to FNB for informational purposes and (z) at least 48 hours prior to providing any information or data to any third party or entering into discussions or negotiations with any third party, PFC promptly notifies FNB in writing of the name of such third party and the material terms and conditions of any such Superior Proposal and (iii) to withdraw, modify, qualify in a manner adverse to FNB, condition or refuse to make the PFC Recommendation (the “Change in PFC Recommendation”) if PFC’s Board of Directors concludes in good faith, after consultation with outside counsel and financial advisors, that failure to do so could reasonably be expected to breach its fiduciary duties under applicable law. Notwithstanding any Change of PFC Recommendation, this Agreement shall be submitted to the shareholders of PFC at the PFC Shareholders’ Meeting for the purpose of voting on the approval of this Agreement and nothing contained herein shall be deemed to relieve PFC of such obligation; provided, however, that if the Board of Directors of PFC shall have effected a Change of PFC Recommendation, then the Board of Directors of PFC may submit this Agreement to PFC’s shareholders without recommendation (although the resolutions adopting this Agreement as of the date hereof may not be rescinded), in which event the Board of Directors of PFC may communicate the basis for its lack of a recommendation to PFC’s shareholders in the Proxy Statement or an appropriate amendment or supplement thereto to the extent required by applicable law. In addition to the foregoing, PFC shall not submit to the vote of its shareholders any Acquisition Proposal other than the Merger prior to any termination of this Agreement.

(c) PFC will promptly, and in any event within 24 hours, notify FNB in writing of the receipt of any Acquisition Proposal or any information related thereto, which notification shall describe the Acquisition Proposal and identify the third party making the same.

(d) PFC agrees that it will, and will cause the PFC Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations existing as of the date of this Agreement with any parties conducted heretofore with respect to any Acquisition Proposal. PFC or its Representatives shall promptly after the date of this Agreement instruct each Person which has heretofore executed a confidentiality agreement relating to an Acquisition Proposal with or for the benefit of PFC to promptly return or destroy (which destruction shall be certified in writing by such Person to PFC) all information, documents and materials relating to an Acquisition Proposal or to PFC or its businesses, operations or affairs heretofore furnished by PFC or any of its Representatives to such Person or any of such Person’s Representatives in accordance with the terms of any confidentiality agreement with such Person and to destroy all summaries, analyses or extracts of or based upon such information in the possession of such Person or any of its Representatives.

(e) For purposes of this Agreement:

(i) The term “Acquisition Proposal” means any inquiry, proposal or offer, filing of any regulatory application or notice, whether in draft or final form, or disclosure of an intention to do any of the foregoing by or from any Person relating to any (w) direct or indirect acquisition or purchase of a business that constitutes a substantial, i.e., 20% or more, portion of the net revenues, net income or net assets of PFC and the PFC Subsidiaries, taken as a whole, (x) direct or indirect acquisition or purchase of PFC Common Stock after the date of this Agreement by a Person who by reason of such purchase or acquisition first becomes the owner of 15% or more of PFC Common Stock after the date of this Agreement, (y) tender offer or exchange offer that if consummated would result in any Person beneficially owning 15% or more of any class of equity securities of PFC or (z) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving PFC other than the transactions this Agreement contemplates.

(ii) The term “Superior Proposal” means any bona fide, unsolicited written Acquisition Proposal made by a Third Party to acquire more than 50% of the combined voting power of the shares of PFC Common Stock then outstanding or all or substantially all of PFC’s consolidated assets for consideration consisting of cash and/or securities that is on terms that the Board of Directors of PFC in good faith concludes, after consultation with its financial advisors and outside counsel, taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, (A) is on terms that the Board of Directors of PFC in its good faith judgment believes to be more favorable to the holders of PFC Common Stock than the Merger, (B) for which financing, to the extent required, is then fully committed or reasonably determined to be available by the Board of Directors of PFC and (C) is reasonably capable of being completed.

(iii) For purposes of this Section 6.11, “Third Party” means any person as defined in Section 13(d) of the Exchange Act other than FNB or its affiliates.

(f) If a Payment Event, as defined in Section 6.11(g), occurs, PFC shall pay to FNB by wire transfer of immediately available funds, within two business days following such Payment Event, a fee of $6.0 million (the “Break-up Fee”), provided, however, that if a Payment Event occurs, PFC shall have no obligation to pay FNB’s expenses under Section 9.3(b).

(g) The term “Payment Event” means any of the following:

(i) the termination of this Agreement by FNB pursuant to Section 8.1(f)(i);

(ii) the termination of this Agreement by PFC pursuant to Section 8.1(g);

(iii) the termination of this Agreement pursuant to any other provision of Section 8.1 following the commencement of a tender offer or exchange offer for 25% or more of the outstanding shares of PFC Common Stock and PFC shall not have sent to its shareholders, within 10 business days after the commencement of such tender offer or exchange offer, a statement that the Board of Directors of PFC recommends rejection of such tender offer or exchange offer;

(iv) the occurrence of any of the following events within 12 months of the termination of this Agreement pursuant to Section 8.1(f)(i), provided that an Acquisition Proposal shall have been made by a Third Party after the date of this Agreement and prior to such termination that shall not have been withdrawn in good faith prior to such termination: (A) PFC enters into an agreement to merge with or into, or be acquired, directly or indirectly, by merger or otherwise by, such Third Party, (B) such Third Party, directly or indirectly, acquires substantially all of the total assets of PFC and the PFC Subsidiaries, taken as a whole or (C) such Third Party, directly or indirectly, acquires more than 50% of the outstanding shares of PFC Common Stock.

(h) PFC acknowledges that the agreements contained in Section 6.11(f) are an integral part of the transactions contemplated in this Agreement and that without these agreements FNB would not enter into this Agreement. Accordingly, in the event PFC fails to pay to FNB the Break-up Fee, promptly when due, PFC shall, in addition thereto, pay to FNB all costs and expenses, including attorneys’ fees and disbursements, incurred in collecting such Break-up Fee together with interest on the amount of the Break-up Fee or any unpaid portion thereof, from the date such payment was due until the date such payment is received by FNB, accrued at the fluctuating prime rate as quoted in The Wall Street Journal as in effect from time to time during the period.

6.12 Transition. Commencing following the date of this Agreement, FNB and PFC shall, and shall cause their respective Subsidiaries to, use their reasonable best efforts to facilitate the integration, from and after the Closing, of PFC and the PFC Subsidiaries with the businesses of FNB and its Subsidiaries, without taking action that would, in effect, give FNB control over the management or policies of PFC or any of the PFC Subsidiaries. Without limiting the generality of the foregoing, from the date of this Agreement through the Closing Date and consistent with the performance of their day-to-day operations, the continuous operation of PFC and the PFC Subsidiaries in the ordinary course of business and applicable law, PFC shall cause the employees and officers of PFC and the PFC Subsidiaries, including PFC Bank, to cooperate with FNB in performing tasks reasonably required in connection with such integration.

6.13 Tax Representation Letters. Officers of FNB and PFC shall execute and deliver to Reed Smith LLP, tax counsel to FNB, and Elias, Matz, Tiernan & Herrick L.L.P., tax counsel to PFC, “Tax Representation Letters” substantially in the form agreed to by the parties and such law firms at such time or times as may be reasonably requested by such law firms, including at the time the Proxy Statement and Registration Statement are declared effective by the SEC and at the Effective Time, in connection with such tax counsel’s delivery of opinions pursuant to Section 7.2(c) and Section 7.3(c) of this Agreement.

6.14 Certain Post-Closing Matters.

(a) FNB shall take action necessary to appoint or elect, effective as of the Effective Time, the PFC Designee as a director of FNB. Such person shall fill a vacancy on the FNB Board of Directors and shall serve until his successor is elected and qualified.

(b) FNB agrees to take all action necessary to appoint or elect, effective as of the Effective Time, as a director of FNB Bank one (1) current member of the Board of Directors of PFC or PFC Bank (the “PFC Bank Designee”) as mutually agreed by FNB and PFC. The PFC Bank Designee shall serve until the election of his or her successor.

(c) The commitments set forth in this Section 6.14 shall survive the Effective Time as reflected in a formal resolution of the FNB Board and the FNB Bank Board to be reflected in the minutes of FNB as the Surviving Company of the Merger and FNB Bank as the Surviving Bank in the Bank Merger.

6.15 Preferred Stock Held by U.S. Treasury. PFC and FNB each shall use its reasonable best efforts to cause or facilitate (a) the purchase by FNB or one of its Subsidiaries of, or (b) the repurchase or redemption by PFC of, all of the issued and outstanding shares of PFC Series A Preferred Stock and, at the election of FNB, the PFC Warrant from the Treasury Department prior to or concurrently with the Effective Time of the Merger. FNB will fund the purchase by FNB (or one of its Subsidiaries), or the redemption by PFC, of all of the PFC Series A Preferred Stock from the Treasury Department. The method of funding of such purchase or redemption shall be mutually agreed to by FNB and PFC, subject to any formal or informal Treasury Department requirements. In furtherance of the foregoing, PFC shall provide, and shall cause its Subsidiaries and the PFC Representatives to provide, all reasonable cooperation and take all reasonable actions as may be requested by FNB in connection with such purchase or redemption, including by (i) furnishing all information concerning PFC and its Subsidiaries that FNB or any applicable Governmental Entity may request in connection with such purchase or redemption or with respect to the effects of such purchase on FNB or its pro forma capitalization; (ii) assisting with the preparation of any analyses or presentations FNB deems necessary or advisable in its reasonable judgment in connection with such purchase, repurchase or redemption or the effects thereof; and (iii) entering into any agreement with such holder (including any letter agreement among PFC, FNB and such holder) to effect the purchase, repurchase or redemption of such shares as FNB may reasonably request. In addition, if the PFC Series A Preferred Stock will be redeemed by PFC, FNB agrees to purchase from PFC, and PFC agrees to issue to FNB, such equity or debt instruments as the parties mutually agree in good faith.

6.16 Assumption of Certain PNC Indebtedness. PFC and FNB shall use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to obtain the written consent of PNC Bank, National Association (“Lender”) to the assumption by FNB or an FNB Subsidiary, on terms and conditions that are reasonably satisfactory to FNB, of that certain Loan Agreement, dated as of December 30, 2008, between PFC and Lender, under which a $25 million term loan has been extended to PFC.

6.17 Phase I Environmental Audit. PFC shall permit FNB, if FNB elects to do so at its own cost and expense, to cause a “phase I environmental audit” to be performed at any physical location owned or occupied by PFC or any PFC Subsidiary. FNB must commence a “phase I environmental audit” within thirty (30) days of the date of this Agreement or FNB’s right to perform such an audit shall be waived. The results of any such audit shall be provided to PFC within five business days of receipt by FNB.

ARTICLE 7

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction or waiver, where permitted by applicable law, at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval. This Agreement and the Merger this Agreement contemplates shall have been approved and adopted by the requisite affirmative vote of the holders of PFC Common Stock entitled to vote thereon.

(b) NYSE Listing. The shares of FNB Common Stock to be issued to the holders of PFC Common Stock upon consummation of the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance, provided FNB shall have used its reasonable best efforts to cause such authorization of listing on the NYSE.

(c) Regulatory Approvals. All regulatory approvals required to be received from any Governmental Entity, as set forth in Sections 3.4 and 4.4, in order to consummate the transactions this Agreement contemplates, including the Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired, all such approvals and the expiration of all such waiting periods being referred as the “Requisite Regulatory Approvals”.

(d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an “Injunction”) preventing the consummation of the Merger or any of the other transactions this Agreement contemplates shall be in effect, provided FNB shall have used its reasonable best efforts to have removed, lifted or resolved such legal restraint or prohibition. No statute, rule, regulation, order, Injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal consummation of the Merger.

7.2 Conditions to Obligation of FNB to Effect the Merger. The obligation of FNB to effect the Merger is also subject to the satisfaction or waiver by FNB, where permitted by applicable law, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of PFC contained in this Agreement that are qualified by materiality, including Section 3.16, or contained in Section 3.2 shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date and the representations and warranties of PFC contained in this Agreement that are not so qualified shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except in each case to the extent any such representation or warranty expressly speaks as of an earlier specified date, in which case, as of such date, except in each case where the failure of the representations and warranties, other than the representations and warranties set forth in Section 3.1, to be so true and correct, without giving effect to any qualification as to “material,” “materiality,” “material adverse effect” or similar qualifications, are not, individually or in the aggregate, reasonably likely to result in a Material Adverse Effect on PFC, and FNB shall have received a certificate signed on behalf of PFC by the Chief Executive Officer or the Chief Financial Officer of PFC to the foregoing effect.

(b) Performance of Obligations of PFC. PFC shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date and FNB shall have received a certificate signed on behalf of PFC by the Chief Executive Officer or the Chief Financial Officer of PFC to such effect.

(c) Federal Tax Opinion. FNB shall have received the opinion of its counsel, Reed Smith LLP, in form and substance reasonably satisfactory to FNB, dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of PFC and FNB, reasonably satisfactory in form and substance to it.

(d) No Materially Burdensome Regulatory Condition. None of the Requisite Regulatory Approvals shall have resulted in the imposition of a Materially Burdensome Regulatory Condition.

7.3 Conditions to Obligation of PFC to Effect the Merger. The obligation of PFC to effect the Merger is also subject to the satisfaction or waiver by PFC, where permitted by applicable law, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of FNB contained in this Agreement that are qualified by materiality shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date and the representations and warranties of FNB contained in this Agreement that are not so qualified shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except in each case to the extent any such representation or warranty expressly speaks as of an earlier specified date, in which case, as of such date, except in each case where the failure of the representations and warranties to be so true and correct, without giving effect to any qualification as to “material,” “materiality,” “material adverse effect” or similar qualifications, are not, individually or in the aggregate, reasonably likely to result in a Material Adverse Effect on FNB, and PFC shall have received a certificate signed on behalf of FNB by the Chief Executive Officer or the Chief Financial Officer of FNB to the foregoing effect.

(b) Performance of Obligations of FNB. FNB shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and PFC shall have received a certificate signed on behalf of FNB by the Chief Executive Officer or the Chief Financial Officer of FNB to such effect.

(c) Federal Tax Opinion. PFC shall have received the opinion of its special tax counsel, Elias, Matz, Tiernan & Herrick L.L.P., in form and substance reasonably satisfactory to PFC, dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of PFC and FNB, reasonably satisfactory in form and substance to it.

ARTICLE 8

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Date, and the Merger may be abandoned:

(a) Mutual Consent. By the mutual consent in writing of FNB and PFC if the Board of Directors of each so determines by vote of a majority of the members of its entire Board.

(b) Breach.

(i) By FNB, if (A) any of the representations and warranties of PFC contained in this Agreement shall fail to be true and correct such that the condition set forth in Section 7.2(a) would not be satisfied or (B) PFC shall have breached or failed to comply with any of its obligations under this Agreement such that the conditions set forth in Sections 7.1 or 7.2(b) would not be satisfied, in either case other than as a result of a material breach by FNB of any of its obligations under this Agreement and such failure or breach with respect to any such representation, warranty or obligation cannot be cured, or, if curable, shall continue unremedied for a period of 30 days after PFC has received written notice from FNB of the occurrence of such failure or breach, but in no event shall such 30-day period extend beyond April 30, 2012.

(ii) By PFC, if (A) any of the representations and warranties of FNB contained in this Agreement shall fail to be true and correct such that the condition set forth in Section 7.3(a) would not be satisfied or (B) FNB shall have breached or failed to comply with any of its obligations under this Agreement such that the conditions set forth in Sections 7.1 or 7.3(b) would not be satisfied, in either case other than as a result of a material breach by PFC of any of its obligations under this Agreement and such failure or breach with respect to any such representation, warranty or obligation cannot be cured, or, if curable, shall continue unremedied for a period of 30 days after FNB has received written notice from PFC of the occurrence of such failure or breach, but in no event shall such 30-day period extend beyond April 30, 2012.

(c) Delay. By FNB or PFC, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event that the Merger is not consummated on or before 5:00 p.m., Eastern Daylight Time on April 30, 2012, except to the extent that the failure of the Merger then to be consummated by such date shall be due to the failure of the party seeking to terminate pursuant to this Section 8.1(c) to perform or observe the covenants and agreements of such party set forth in this Agreement.

(d) No Regulatory Approval. By FNB or PFC, if its Board of Directors so determines by a vote of a majority of the members of its entire Board, in the event the approval of any Governmental Entity required for consummation of the Merger this Agreement contemplates shall have been denied by final nonappealable action of such Governmental Entity or an application therefor shall have been permanently withdrawn at the request of a Governmental Entity, provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 8.1(d) if such denial shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants of such party set forth in this Agreement.

(e) No PFC Shareholder Approval. By FNB, or by PFC provided that PFC shall not be in material breach of any of its obligations under Section 6.3, if any approval of the shareholders of PFC this Agreement contemplates shall not have been obtained by reason of the failure to obtain the required vote at the PFC Shareholders Meeting or at any adjournment or postponement thereof.

(f) Failure to Recommend. At any time prior to the PFC Shareholders Meeting, by FNB if (i) PFC shall have breached Section 6.3 in any respect materially adverse to FNB, (ii) the PFC Board of Directors shall have failed to make the PFC Recommendation or shall have effected a Change in PFC Recommendation, (iii) the PFC Board shall have recommended approval of an Acquisition Proposal or (iv) PFC shall have materially breached its obligations under Section 6.3 by failing to call, give notice of, convene and hold the PFC Shareholder Meeting.

(g) Superior Proposal. At any time prior to the date of mailing of the Proxy Statement, by PFC in order to enter concurrently into an Acquisition Proposal that has been received by PFC and the PFC Board of Directors in compliance with Sections 6.11(a) and (b) and that PFC’s Board of Directors concludes in good faith, in consultation with its financial and legal advisors, that such Acquisition Proposal is a Superior Proposal; provided, however, that this Agreement may be terminated by PFC pursuant to this Section 8.1(g) only after the fifth business day following PFC’s provision of written notice to FNB advising FNB that the PFC Board of Directors is prepared to accept a Superior Proposal, it being agreed that the delivery of such notice shall not entitle FNB to terminate this Agreement pursuant to this Section 8.1(g) and only if (i) during such five-business day period, PFC has caused its financial and legal advisors to negotiate with FNB in good faith to make such adjustments in the terms and conditions of this Agreement such that such Acquisition Proposal would no longer constitute a Superior Proposal and (ii) PFC’s Board of Directors has considered such adjustments in the terms and conditions of this Agreement resulting from such negotiations and has concluded in good faith, based upon consultation with its financial and legal advisers, that such Acquisition Proposal remains a Superior Proposal even after giving effect to the adjustments proposed by FNB and further provided that such termination shall not be effective until PFC has paid the Break-up Fee provided by Section 6.11(f) to FNB.

8.2 Effect of Termination. In the event of termination of this Agreement by either FNB or PFC as provided in Section 8.1, this Agreement shall forthwith become void and have no effect except (i) Sections 6.2(b), 6.11(f)-(i), 8.2, 8.3, 9.3 and 9.8 shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary contained in this Agreement (other than the provisions of Section 6.11(i)), no party shall be relieved or released from any liability or damages arising out of its willful breach of any of the provisions of this Agreement.

8.3 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors at any time before or after approval of the matters presented in connection with Merger by the shareholders of PFC; provided, however, that after any approval of the transactions this Agreement contemplates by the shareholders of PFC, there may not be, without further approval of the PFC shareholders, any amendment of this Agreement that requires such further approval under applicable law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

8.4 Extension; Waiver. At any time prior to the Effective Time, the parties, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties contained in this Agreement and (iii) waive compliance with any of the agreements or conditions contained in this Agreement; provided, however, that after any approval of the transactions this Agreement contemplates by the shareholders of PFC, there may not be, without further approval of the PFC shareholders, any extension or waiver of this Agreement or any portion of this Agreement that changes the amount or form of the consideration to be delivered to the holders of PFC Common Stock under this Agreement, other than as this Agreement contemplates. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE 9

GENERAL PROVISIONS

9.1 Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at a time and on a date and at a place to be specified by the parties, which date shall be no later than five business days after the satisfaction or waiver, subject to applicable law, of the latest to occur of the conditions set forth in Article 7, other than those conditions that by their nature are to be satisfied or waived at the Closing, unless extended by mutual written agreement of the parties (the “Closing Date”).

9.2 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for Articles 1, 2 and 9 and Sections 6.6, 6.7, 6.8 and 6.14.

9.3 Expenses.

(a) Each party to this Agreement will bear all expenses incurred by it in connection with this Agreement and the transactions this Agreement contemplates, including fees and expenses of its own financial consultants, accountants and counsel, except that expenses of printing the Proxy Statement and the registration fee to be paid to the SEC in connection with the Registration Statement shall be shared equally between PFC and FNB, and provided further that nothing contained in this Agreement shall limit either party’s rights to recover any liabilities or damages arising out of the other party’s willful breach of any provision of this Agreement.

(b) In the event that this Agreement is terminated by:

(i) FNB pursuant to Section 8.1(b)(i); or

(ii) PFC pursuant to Section 8.1(b)(ii).

then the non-terminating party shall pay to the terminating party by wire transfer of immediately available funds, within two business days following delivery of a statement of such expenses, all out-of-pocket costs and expenses, up to a maximum of $500,000, including without limitation, professional fees of legal counsel, financial advisors and accountants, and their expenses, actually incurred by the terminating party in connection with the Merger and this Agreement.

9.4 Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile, with confirmation, mailed by registered or certified mail, return receipt requested, or delivered by an express courier, with confirmation, to the parties at the following addresses or at such other address for a party as shall be specified by like notice:

(a)	if to PFC, to:

Parkvale Financial Corporation

4220 William Penn Highway

Monroeville, PA 15146

Attention: Robert J. McCarthy, Jr., President and CEO

Facsimile: 412-373-1570

with a copy to:

Elias, Matz, Tiernan & Herrick L.L.P.

734 15th Street, N.W., 11th Floor

Washington, DC 20005

Attention: Gerald F. Heupel, Jr., Esq.

Facsimile: 202-347-2172

(b)	if to FNB, to:

F.N.B. Corporation

One F.N.B. Boulevard

Hermitage, PA 16148

Attention: Stephen J. Gurgovits, Chief Executive Officer

Facsimile: (724) 983-3515

with a copy to:

Reed Smith LLP

Reed Smith Centre

225 Fifth Avenue

Pittsburgh, PA 15222

Attention: Gary R. Walker, Esq.

Facsimile: (412) 288-3063

9.5 Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The PFC Disclosure Schedule and the FNB Disclosure Schedule, as well as all other schedules and all exhibits to this Agreement, shall be deemed part of this Agreement and included in any reference to this Agreement. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable law. In this Agreement, “knowledge” or “Knowledge” means the knowledge as of the date referenced of executive officers of the applicable party following inquiry of persons within their organization and its Subsidiaries who would be reasonably expected to be knowledgeable about the relevant subject matter.

9.6 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

9.7 Entire Agreement. This Agreement, including the documents and the instruments referred to in this Agreement, together with the Confidentiality Agreements, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement, other than the Confidentiality Agreements.

9.8 Governing Law; Jurisdiction.

(a) This Agreement, the Merger and all claims arising hereunder or relating to this Agreement shall be governed and construed and enforced in accordance with the laws of the Commonwealth of Pennsylvania, without giving effect to the principles of conflicts of law thereof.

(b) Each of the parties to this Agreement irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any Pennsylvania state court or the United States District Court for the Western District of Pennsylvania, in any action or proceeding arising out of or relating to this Agreement. Each of the parties to this Agreement agrees that, subject to rights with respect to post-trial motions and rights of appeal or other avenues of review, a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each of the parties to this Agreement irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in any Pennsylvania state court or the United States District Court for the Western District of Pennsylvania. Each of the parties to this Agreement irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(c) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.8.

9.9 Severability. Except to the extent that application of this Section 9.9 would have a Material Adverse Effect on PFC or FNB, any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable. In all such cases, the parties shall use their reasonable best efforts to substitute a valid, legal and enforceable provision that, insofar as practicable, implements the original purposes and intents of this Agreement.

9.10 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the parties, whether by operation of law or otherwise, without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.6, 6.7 and 6.14, this Agreement, including the documents and instruments referred to in this Agreement, is not intended to and does not confer upon any person other than the parties to this Agreement any rights or remedies under this Agreement.

[Signature page follows.]

IN WITNESS WHEREOF, the duly authorized officers of F.N.B. Corporation and Parkvale Financial Corporation have executed this Agreement as of the date first above written.

F.N.B. CORPORATION

By:	/s/ Stephen J. Gurgovits
Stephen J. Gurgovits,
Chief Executive Officer

PARKVALE FINANCIAL CORPORATION

By:	/s/ Robert J. McCarthy, Jr.
Robert J. McCarthy, Jr.
President and Chief Executive Officer

EXHIBIT A

AGREEMENT OF MERGER

Agreement of Merger, dated as of                          , 2011, by and between First National Bank of Pennsylvania (“FNB Bank”) and Parkvale Savings Bank (“PS Bank”). All capitalized terms used herein but not defined herein shall have the respective meanings assigned to them in the Agreement and Plan of Merger (the “Agreement”) dated as of June 15, 2011, between F.N.B. Corporation (“FNB”) and Parkvale Financial Corporation (“PFC”).

WlTNESSETH:

WHEREAS, PS Bank is a Pennsylvania banking institution and a wholly owned subsidiary of PFC; and

WHEREAS, FNB Bank is a national association and a wholly owned subsidiary of FNB; and

WHEREAS, FNB and PFC have entered into the Agreement, pursuant to which PFC will merge with and into FNB (the “FNB Merger”); and

WHEREAS, PS Bank and FNB Bank desire to merge on the terms and conditions herein provided immediately following the effective time of the FNB Merger.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, the parties hereto, intending to be legally bound hereby, agree as follows:

1. The Merger. Subject to the terms and conditions of the Agreement and this Agreement of Merger, at the Effective Time (as defined in Section 2), PS Bank shall merge with and into FNB Bank (the “Bank Merger”) under the laws of the United States and of the Commonwealth of Pennsylvania. FNB Bank shall be the surviving bank of the Bank Merger (the “Surviving Bank”).

2. Effective Time. The Bank Merger shall become effective on the date, and at the time, that Articles of Combination are filed with the Office of the Comptroller of the Currency (the “OCC”) and Articles of Merger are filed with the Pennsylvania Department of State (the “Department”) unless a later date and time is specified as the Effective Time in such Articles of Combination and Articles of Merger (the “Effective Time”).

3. Charter; Bylaws. The Charter and Bylaws of FNB Bank in effect immediately prior to the Effective Time shall be the Charter and Bylaws of the Surviving Bank, until altered, amended or repealed in accordance with their terms and applicable law.

4. Name; Offices. The name of the Surviving Bank shall be “First National Bank of Pennsylvania.” The main office of the Surviving Bank shall be the main office of FNB Bank immediately prior to the Effective Time. All branch offices of PS Bank and FNB Bank that were in lawful operation immediately prior to the Effective Time shall be the branch offices of the Surviving Bank upon consummation of the Bank Merger, subject to the opening or closing of any offices that may be authorized by PS Bank, FNB Bank, the OCC or the Department after the date hereof. Schedule I hereto contains a list of each of the deposit taking offices of PS Bank and FNB Bank that shall be operated by the Surviving Bank, subject to the opening or closing of any offices that may be authorized by PS Bank, FNB Bank, the OCC and the Department after the date hereof.

5. Directors and Executive Officers. Upon consummation of the Merger, (i) the directors of the FNB Bank immediately prior to the Effective Time shall continue as directors of the Surviving Bank as provided in the Agreement, and (ii) the executive officers of the Surviving Bank shall be the executive officers of FNB Bank immediately prior to the Effective Time.

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6. Effects of the Merger. Upon consummation of the Bank Merger, and in addition to the effects set forth at 12 U.S.C. § 215a and the Pennsylvania Banking Code and other applicable law:

(a) all rights, franchises and interests of PS Bank in and to every type of property (real, personal and mixed), tangible and intangible, and choses in action shall be transferred to and vested in the Surviving Bank by virtue of the Bank Merger without any deed or other transfer, and the Surviving Bank, without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises and interests, including appointments, designations and nominations, and all other rights and interests as trustee, executor, administrator, registrar of stocks and bonds, guardian of estates, assignee, receiver and committee, and in every other fiduciary capacity, in the same manner and to the same extent as such rights, franchises and interest were held or enjoyed by PS Bank immediately prior to the Effective Time; and

(b) the Surviving Bank shall be liable for all liabilities of PS Bank, fixed or contingent, including all deposits, accounts, debts, obligations and contracts thereof, matured or unmatured, whether accrued, absolute, contingent or otherwise, and whether or not reflected or reserved against on balance sheets, books of account or records thereof, and all rights of creditors or obligees and all liens on property of PS Bank shall be preserved unimpaired; after the Effective Time, the Surviving Bank will continue to issue savings accounts on the same basis as immediately prior to the Effective Time.

7. Effect on Shares of Stock.

(a) Each share of FNB Bank common stock issued and outstanding immediately prior to the Effective Time shall be unchanged and shall remain issued and outstanding.

(b) At the Effective Time, each share of PS Bank capital stock issued and outstanding prior to the Bank Merger shall, by virtue of the Bank Merger and without any action on the part of the holder thereof, be canceled. Any shares of PS Bank capital stock held in the treasury of PS Bank immediately prior to the Effective Time shall be retired and canceled.

8. Additional Actions. If, at any time after the Effective Time, the Surviving Bank shall consider that any further assignments or assurances in law or any other acts are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in the Surviving Bank its rights, title or interest in, to or under any of the rights, properties or assets of PS Bank acquired or to be acquired by the Surviving Bank as a result of, or in connection with, the Bank Merger, or (b) otherwise carry out the purposes of this Agreement of Merger, PS Bank and its proper officers and directors shall be deemed to have granted to the Surviving Bank an irrevocable power of attorney to (i) execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Bank and (ii) otherwise to carry out the purposes of this Agreement of Merger. The proper officers and directors of the Surviving Bank are fully authorized in the name of PS Bank or otherwise to take any and all such action.

9. Counterparts. This Agreement of Merger may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one agreement.

10. Governing Law. This Agreement of Merger shall be governed in all respects, including, but not limited to, validity, interpretation, effect and performance, by the laws of the United States and the Commonwealth of Pennsylvania.

11. Amendment. Subject to applicable law, this Agreement of Merger may be amended, modified or supplemented only by written agreement of FNB Bank and PS Bank at any time prior to the Effective Time.

12. Waiver. Any of the terms or conditions of this Agreement of Merger may be waived at any time by whichever of the parties hereto is, or the shareholders of which are, entitled to the benefit thereof by action taken by the Board of Directors of such waiving party

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13. Assignment. This Agreement of Merger may not be assigned by any party hereto without the prior written consent of the other party.

14. Termination. This Agreement of Merger shall terminate upon the termination of the Agreement in accordance with its terms.

15. Procurement of Approvals. This Agreement of Merger shall be subject to the approval of FNB as the sole shareholder of FNB Bank and PFC as the sole shareholder of PS Bank at meetings to be called and held or by consent in lieu thereof in accordance with the applicable provisions of law and their respective organizational documents. FNB Bank and PS Bank shall proceed expeditiously and cooperate fully in the procurement of any other consents and approvals and in the taking of any other action, and the satisfaction of all other requirements prescribed by law or otherwise necessary for consummation of the Merger on the terms provided herein and in the Agreement, including without limitation the preparation and submission of such applications or other filings for approval of the Merger to the OCC and the Department as may be required by applicable laws and regulations.

16. Conditions Precedent. The obligations of the parties under this Agreement of Merger shall be subject to: (i) the approval of this Agreement of Merger by FNB as the sole shareholder of FNB Bank and PFC as the sole shareholder of PS Bank at meetings of shareholders duly called and held or by consent or consents in lieu thereof, in each case without any exercise of such dissenters’ rights as may be applicable; (ii) receipt of approval of the Merger from all governmental and banking authorities whose approval is required; (iii) receipt of any necessary regulatory approval to operate the main office and the branch offices of PS Bank as offices of the Surviving Bank and (iv) the consummation of the FNB Merger pursuant to the Agreement on or before the Effective Time.

17. Effectiveness of Agreement. Notwithstanding anything to the contrary contained herein, the execution and delivery of this Agreement of Merger by the parties hereto shall not be deemed to be effective unless and until the requirements of 12 C.F.R. § 5.33 are met.

[Signature Page Follows.]

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IN WITNESS WHEREOF, each of FNB Bank and PS Bank has caused this Agreement of Merger to be executed on its behalf by its duly authorized officers.

FIRST NATIONAL BANK OF PENNSYLVANIA

By:
Stephen J. Gurgovits,
Chief Executive Officer

PARKVALE SAVINGS BANK

By:
Robert J. McCarthy, Jr.,
President and Chief Executive Officer

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Schedule I

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Annex B

FORM OF VOTING AGREEMENT

                    , 2011

F.N.B. Corporation

One F.N.B. Boulevard

Hermitage, PA 16148

Ladies and Gentlemen:

F.N.B. Corporation (“FNB”) and Parkvale Financial Corporation (“PFC”) have entered into an Agreement and Plan of Merger dated as of June     , 2011 (the “Agreement”) whereby PFC will merge with and into FNB (the “Merger”) and shareholders of PFC will receive the Merger Consideration as set forth in the Agreement, subject to the closing of the Merger. All defined terms used but not defined herein shall have the meanings ascribed thereto in the Agreement.

A condition to FNB’s obligations under the Agreement is that I execute and deliver this Letter Agreement to FNB.

Intending to be legally bound hereby, I irrevocably agree and represent as follows:

(a) I will vote or cause to be voted for approval and adoption of the Agreement and the transactions contemplated thereby all shares of PFC common stock over which I have sole voting power, and will use my best efforts to cause any shares of PFC common stock over which I share voting power to be voted for approval and adoption of the Agreement and the transactions contemplated thereby. Beneficial ownership shall have the meaning assigned to it pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(b) On or prior to the record date (the “Record Date”) for the meeting of the PFC shareholders to vote on approval and adoption of the Agreement and the transactions contemplated thereby, I (i) will not offer, sell, transfer or otherwise dispose of any shares of PFC common stock over which I have sole dispositive power, and (ii) shall use my best efforts to not permit the offer, sale, transfer or other disposition of any shares of PFC common stock over which I have shared dispositive power, except to the extent that I may be permitted under law to make charitable gifts or as permitted by paragraph (g) hereof.

(c) I have beneficial ownership over the number of shares of PFC common stock, and hold stock options for the number of shares of PFC common stock, if any, set forth in Appendix A hereto.

(d) I agree that PFC shall not be bound by any attempted sale of any shares of PFC common stock over which I have sole voting and dispositive power, and PFC’s transfer agent shall be given appropriate stop transfer orders and shall not be required to register any such attempted sale, unless the sale has been effected in compliance with the terms of this Letter Agreement.

(e) I agree that, if I exercise any options to purchase PFC common stock prior to the Record Date, any of the shares of PFC common stock so acquired by me, except any shares sold as part of a cashless exercise, shall be subject to clauses (a), (b) and (d) above.

(f) I represent that I have the capacity to enter into this Letter Agreement and that it is a valid and binding obligation enforceable against me in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting creditors’ rights and general equitable principles.

(g) Notwithstanding anything herein to the contrary, I may transfer any or all of the shares of PFC common stock over which I have beneficial ownership to my spouse, ancestors or descendants; provided, however, that in any such case, prior to and as a condition to the effectiveness of such transfer, each person to which any of such shares or any interest in any of such shares is or may be transferred shall have executed and delivered to FNB an

F.N.B. Corporation

                    , 2011

agreement to be bound by the terms of this Letter Agreement. In addition, I may sell, transfer or assign shares of PFC common stock to the extent and on behalf of trusts or estates of which I am not a beneficiary in order to comply with fiduciary obligations or legal requirements.

I am signing this Letter Agreement solely in my capacity as a shareholder of PFC and as an optionholder if I am an optionholder, and not in any other capacity, such as a director or officer of PFC or as a fiduciary of any trusts in which I am not a beneficiary. Notwithstanding anything herein to the contrary: (a) I make no agreement or understanding herein in any capacity other than in my capacity as a beneficial owner of PFC common stock and (b) nothing herein shall be construed to limit or affect any action or inaction by me or any of my representatives, as applicable, in serving on PFC’s Board of Directors or as an officer of PFC, in acting in my capacity as a director, officer or fiduciary of PFC or as fiduciary of any trust of which I am not a beneficiary.

This Letter Agreement shall be effective upon acceptance by FNB.

This Letter Agreement shall terminate and be of no further force and effect concurrently with, and automatically upon, the earlier to occur of (a) the consummation of the Merger, (b) the written agreement of the parties to terminate this Letter Agreement, and (c) any termination of the Agreement in accordance with its terms, except that any such termination shall be without prejudice to FNB’s rights arising out of my willful breach of any covenant or representation contained herein.

All notices and other communications in connection with this Letter Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile, with confirmation, mailed by registered or certified mail, return receipt requested, or delivered by an express courier, with confirmation, to the parties at their addresses set forth on the signature page hereto.

This Letter Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties. This Letter Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Letter Agreement.

B-2

F.N.B. Corporation

                    , 2011

This Letter Agreement and all claims arising hereunder or relating hereto, shall be governed and construed and enforced in accordance with the laws of the Commonwealth of Pennsylvania, without giving effect to the principles of conflicts of law thereof. I hereby irrevocably and unconditionally submit to the exclusive jurisdiction of any Pennsylvania state court or the United States District Court for the Western District of Pennsylvania, in any action or proceeding arising out of or relating to this letter.

Date:

Very truly yours,

[Name]

Address:

Facsimile:

Acknowledged and Agreed:

F.N.B. CORPORATION

By:
Stephen J. Gurgovits,
Chief Executive Officer

B-3

F.N.B. Corporation

                    , 2011

Appendix A

Number of Shares Held (excluding stock options):

This amount includes:

                  shares over which I have sole voting power

                 shares over which I have shared voting power

                 shares over which I have sole dispositive power

                 shares over which I have shared dispositive power

Number of Stock Options Held:

Annex C

June 15, 2011

The Board of Directors

Parkvale Financial Corporation

4220 William Penn Highway

Monroeville, PA 15146

Members of the Board:

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the stockholders of Parkvale Financial Corporation (“Parkvale”) of the exchange ratio in the proposed merger (the “Merger”) of Parkvale with and into F.N.B. Corporation (“FNB”), with FNB being the surviving company in the Merger pursuant to the Agreement and Plan of Merger, dated as of June 15, 2011, between Parkvale and FNB (the “Agreement”). Pursuant to the terms of the Agreement, each outstanding share of common stock, par value $1.00 per share, of Parkvale (the “Common Shares”) not owned by FNB or Parkvale or by any of their respective wholly-owned subsidiaries other than shares owned in a fiduciary capacity or as a result of debts previously contracted, will be cancelled and retired and converted into the right to receive 2.178 shares (the “Exchange Ratio”) of common stock, par value $0.01 per share, of FNB, as more fully described in the Agreement.

Keefe, Bruyette & Woods, Inc., has acted as financial advisor to Parkvale. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time purchase securities from, and sell securities to, Parkvale and FNB, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of Parkvale and FNB for our own account and for the accounts of our customers. To the extent we have any such position as of the date of this opinion it has been disclosed to Parkvale. We have acted exclusively for the Board of Directors of Parkvale in rendering this fairness opinion and will receive a fee from Parkvale for our services. A portion of our fee is contingent upon the successful completion of the Merger.

During the past two years we acted as a bookrunning managing underwriter in connection with two separate public offerings of common stock by FNB.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Parkvale and FNB and the Merger, including among other things, the following: (i) the Agreement; (ii) the Annual Reports to Stockholders and Annual Reports on Form 10-K for the three years ended June 30, 2010 of Parkvale and the three years ended December 31, 2010 of FNB; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Parkvale and FNB and certain other communications from Parkvale and FNB to their respective stockholders; and (iv) other financial information concerning the businesses and operations of Parkvale and FNB furnished to us by Parkvale and FNB for purposes of our analysis. We have also held discussions with senior management of Parkvale and FNB regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have compared certain

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financial and stock market information for Parkvale and FNB with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry and performed such other studies and analyses as we considered appropriate.

In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility for such verification or accuracy. We have relied upon the management of Parkvale and FNB as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefore) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. We are financial advisors only and have relied upon, without independent verification, the assessments of Parkvale and its legal, tax and accounting advisors with respect to such matters. Further, we are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, with your consent that the aggregate allowances for loan and lease losses for Parkvale and FNB are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property, assets or liabilities of Parkvale or FNB, nor have we examined any individual credit files.

We have assumed that, in all respects material to our analyses, the following: (i) the Merger will be completed substantially in accordance with the terms set forth in the Agreement with no additional payments or adjustments to the Exchange Ratio; (ii) the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) all conditions to the completion of the Merger will be satisfied without any waivers or modifications; and (v) in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the Merger, including the cost savings, revenue enhancements and related expenses expected to result from the Merger.

We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of Parkvale and FNB; (ii) the assets and liabilities of Parkvale and FNB; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. Our opinion does not address the underlying business decision of Parkvale to engage in the Merger, or the relative merits of the Merger as compared to any strategic alternatives that may be available to Parkvale.

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Common Shares of the Exchange Ratio in the Merger. We express no view or opinion as to any terms or other aspects of the Merger.

Further, we are not expressing any opinion about the fairness of the amount or nature of the compensation to any of Parkvale’s officers, directors or employees, or any class of such persons, relative to the compensation to the public shareholders of Parkvale.

In addition, this opinion does not in any manner address the prices at which the FNB Common Stock will trade following the consummation of the Merger and we express no opinion as to how the stockholders of Parkvale should vote at the stockholders’ meeting to be held in connection with the Merger.

C-2

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 2290 of the NASD Rules of the Financial Institutions Regulatory Authority. This opinion is for the information of the Board of Directors and may not be used for any other purpose without our prior written consent, except as set forth in our engagement letter with the Company.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in the Merger is fair, from a financial point of view, to holders of the Common Shares.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

C-3

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

The Florida Business Corporations Act, as amended (the “FBCA”), provides that, in general, a business corporation may indemnify any person who is or was a party to any proceeding, other than an action by, or in the right of, the corporation, by reason of the fact that he or she is or was a director or officer of the corporation, against liability incurred in connection with such proceeding, including any appeal thereof, provided certain standards are met, including that such officer or director acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and provided further that, with respect to any criminal action or proceeding, the officer or director had no reasonable cause to believe his or her conduct was unlawful. In the case of proceedings by or in the right of the corporation, the FBCA provides that, in general, a corporation may indemnify any person who was or is a party to any such proceeding by reason of the fact that he or she is or was a director or officer of the corporation against expenses and amounts paid in settlement actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof, provided that such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made with respect to any claim as to which such person is adjudged liable, unless a court of competent jurisdiction determines upon application that such person is fairly and reasonably entitled to indemnity. To the extent that any officer or director is successful on the merits or otherwise in the defense of any of such proceedings, the FBCA requires that the corporation indemnify such officer or director against expenses actually and reasonably incurred in connection therewith. However, the FBCA further provides that, in general, indemnification or advancement of expenses shall not be made to or on behalf of any officer or director if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (i) a violation of the criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe it was unlawful; (ii) a transaction from which the director or officer derived an improper personal benefit; (iii) in the case of a director, a circumstance under which the director has voted for or assented to a distribution made in violation of the FBCA or the corporation’s articles of incorporation; or (iv) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

The registrant’s articles of incorporation provide that the registrant shall indemnify its directors and officers to the fullest extent permitted by law in connection with any actual or threatened action, suit or proceeding, civil, criminal, administrative, investigative or other, whether brought by or in the right of the registrant or otherwise, arising out of the service to the registrant or to another organization at the registrant’s request, or because of their positions with the registrant. The registrant’s articles of incorporation further provide that the registrant may purchase and maintain insurance to protect itself and any such director or officer against any liability, cost or expense asserted against or incurred by him or her with respect to such service, whether or not the registrant would have the power to indemnify him or her against such liability by law or under the provisions of this paragraph.

The registrant’s bylaws provide that, to the fullest extent permitted by law, no director of the registrant shall be personally liable for monetary damages for any action taken or any failure to take any action.

Item 21.	Exhibits and Financial Statement Schedules.

The following exhibits are filed with or incorporated by reference in this Registration Statement:

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Merger dated as of June 15, 2011 between F.N.B. Corporation and Parkvale Financial Corporation (included as Annex A to this proxy statement/prospectus)

5.1	Opinion of Reed Smith LLP

8.1	Tax Opinion of Reed Smith LLP

8.2	Tax Opinion of Elias, Matz, Tiernan & Herrick L.L.P.

23.1	Consent of Ernst & Young LLP as to F.N.B. Corporation

23.2	Consent of ParenteBeard LLC as to Parkvale Financial Corporation

23.3	Consents of Reed Smith LLP (included in Exhibits 5.1 and 8.1)

23.4	Consent of Elias, Matz, Tiernan & Herrick L.L.P. (included in Exhibit 8.2)

24.1	Power of Attorney (included on signature page)

99.1	Proxy for Special Meeting of Shareholders of Parkvale Financial Corporation

99.2	Voting Instruction Card for Parkvale Financial Corporation Employee Stock Ownership Plan participants

99.3	Consent of Keefe, Bruyette & Woods, Inc.

Item 22.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change in such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Hermitage, Commonwealth of Pennsylvania, on September 28, 2011.

F.N.B. CORPORATION

By:	/s/ Stephen J. Gurgovits
Stephen J. Gurgovits
Chief Executive Officer

Know all men by these presents, that each person whose signature appears below hereby severally constitutes and appoints Stephen J. Gurgovits and Vincent J. Calabrese, and each or either of them, as such person’s true and lawful attorneys-in-fact and agents, with full power of substitution, for such person, and in such person’s name, place and stead, in any and all capacities to sign any or all amendments or post-effective amendments to this Registration Statement (and including any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and any applicable securities exchange or securities self-regulatory body, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Stephen J. Gurgovits Stephen J. Gurgovits	Chief Executive Officer and a Director (principal executive officer)	September 28, 2011

/s/ Vincent J. Calabrese Vincent J. Calabrese	Chief Financial Officer (principal financial officer)	September 28, 2011

/s/ Timothy G. Rubritz Timothy G. Rubritz	Corporate Controller (principal accounting officer)	September 28, 2011

William B. Campbell	Chairman of the Board and a Director

/s/ Philip E. Gingerich Philip E. Gingerich	Director	September 28, 2011

/s/ Robert B. Goldstein Robert B. Goldstein	Director	September 28, 2011

/s/ Dawne S. Hickton Dawne S. Hickton	Director	September 28, 2011

/s/ David J. Malone David J. Malone	Director	September 28, 2011

Signature	Title	Date

/s/ D. Stephen Martz D. Stephen Martz	Director	September 28, 2011

/s/ Harry F. Radcliffe Harry F. Radcliffe	Director	September 28, 2011

/s/ Arthur J. Rooney, II Arthur J. Rooney, II	Director	September 28, 2011

/s/ John W. Rose John W. Rose	Director	September 28, 2011

/s/ Stanton R. Sheetz Stanton R. Sheetz	Director	September 28, 2011

/s/ William J. Strimbu William J. Strimbu	Director	September 28, 2011

/s/ Earl K. Wahl, Jr. Earl K. Wahl, Jr.	Director	September 28, 2011

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Merger dated as of June 15, 2011 between F.N.B. Corporation and Parkvale Financial Corporation (included as Annex A to this proxy statement/prospectus)

5.1	Opinion of Reed Smith LLP

8.1	Tax Opinion of Reed Smith LLP

8.2	Tax Opinion of Elias, Matz, Tiernan & Herrick L.L.P.

23.1	Consent of Ernst & Young LLP as to F.N.B. Corporation

23.2	Consent of ParenteBeard LLC as to Parkvale Financial Corporation

23.3	Consents of Reed Smith LLP (included in Exhibits 5.1 and 8.1)

23.4	Consent of Elias, Matz, Tiernan & Herrick L.L.P. (included in Exhibit 8.2)

24.1	Power of Attorney (included on signature page)

99.1	Proxy for Special Meeting of Shareholders of Parkvale Financial Corporation

99.2	Voting Instruction Card for Parkvale Financial Corporation Employee Stock Ownership Plan participants

99.3	Consent of Keefe, Bruyette & Woods, Inc.